UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): September 27, 2007

CATERPILLAR FINANCIAL FUNDING CORPORATION
(Depositor of Caterpillar Financial Asset Trust 2007-A)

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
(Exact name of issuing entity as specified in its charter)

Delaware	333-145491-01	88-0342613
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Caterpillar Financial Funding Corporation, as Depositor Greenview Plaza 4040 South Eastern Avenue, Suite 344 Las Vegas, Nevada	89119
(Address of principal executive office)	(Zip Code)

(702) 735-2514
(Registrant's telephone number, including area code)

N/A
(Former name or address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 9.01.   Financial Statements and Exhibits.

(a)   Financial Statements - Not Applicable

(b)   Pro Forma Financial Information - Not Applicable

(c)   Shell Company transaction - Not Applicable

(d)   Exhibits. The following execution copies of Exhibits to the Form S-3 Registration Statement (333-145491) of Caterpillar Financial Funding Corporation are hereby filed:

Exhibit Number	Exhibit
1.1	Class A Note Underwriting Agreement, dated September 17, 2007, among Caterpillar Financial Funding Corporation, Caterpillar Financial Services Corporation and Merrill Lynch, Pierce, Fenner, & Smith Incorporated and J.P. Morgan Securities Inc, as representatives of the several underwriters.
1.2	Class B Note Underwriting Agreement, dated September 17, 2007, among Caterpillar Financial Funding Corporation, Caterpillar Financial Services Corporation and Merrill Lynch, Pierce, Fenner, & Smith Incorporated
4.1	Indenture, dated as of September 1, 2007, between Caterpillar Financial Asset Trust 2007-A and U.S. Bank National Association, as Indenture Trustee.
4.2	Amended and Restated Trust Agreement, dated as of September 27, 2007, between Caterpillar Financial Funding Corporation and The Bank of New York (Delaware), as Owner Trustee.
4.3	Sale and Servicing Agreement, dated as of September 1, 2007, among Caterpillar Financial Asset Trust 2007-A, as Issuing Entity, Caterpillar Financial Funding Corporation, as Depositor, and Caterpillar Financial Services Corporation, as Servicer.
10.1	Purchase Agreement, dated as of September 1, 2007, between Caterpillar Financial Funding Corporation, as Depositor, and Caterpillar Financial Services Corporation, as Seller.
10.2	Administration Agreement, dated as of September 1, 2007, among Caterpillar Financial Asset Trust 2007-A, Caterpillar Financial Services Corporation, as Administrator, Caterpillar Financial Funding Corporation, as Depositor, and U.S. Bank National Association, as Indenture Trustee.
99.1	ISDA Master Agreement including the ISDA Schedule and the Credit Support Annex to the ISDA Master Agreement, each dated as of September 27, 2007 between Merrill Lynch Capital Services, Inc., as Party A, and Caterpillar Financial Asset Trust 2007-A, as Party B; and the Swap Confirmation, dated September 27, 2007, between Merrill Lynch Capital Services, Inc. and Caterpillar Financial Asset Trust 2007-A, with respect to the Class A-2b Notes; and the Swap Confirmation, dated September 27, 2007, between Merrill Lynch Capital Services, Inc. and Caterpillar Financial Asset Trust 2007-A, with respect to the Class A-3b Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 9, 2007   **CATERPILLAR FINANCIAL ASSET TRUST 2007-A**
By: Caterpillar Financial Services Corporation, as Servicer

By: /s/ David A. Kacynski
Name: David A. Kacynski
Title: Treasurer

CATERPILLAR FINANCIAL FUNDING CORPORATION

By: /s/ David A. Kacynski
Name: David A. Kacynski
Title: Treasurer

Exhibit 1.1

Class A Note Underwriting Agreement

Caterpillar Financial Asset Trust 2007-A
Class A-1 5.67225% Asset Backed Notes
Class A-2a 5.40% Asset Backed Notes
Class A-2b Floating Rate Asset Backed Notes
Class A-3a 5.34% Asset Backed Notes
Class A-3b Floating Rate Asset Backed Notes

September 17, 2007

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated
J.P. Morgan Securities Inc.
as Representatives of the several Underwriters
named in Schedule I hereto
c/o Merrill Lynch, Pierce, Fenner & Smith
               Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

1.   Introductory. Caterpillar Financial Funding Corporation, a Nevada corporation (the "Depositor"), proposes to cause Caterpillar Financial Asset Trust 2007-A (the "Issuing Entity") to issue $150,000,000 aggregate principal amount of Class A-1 5.67225% Asset Backed Notes (the "Class A-1 Notes"), $75,000,000 aggregate principal amount of Class A-2a 5.40% Asset Backed Notes (the "Class A-2a Notes"), $126,000,000 aggregate principal amount of Class A-2b Floating Rate Asset Backed Notes (the "Class A-2b Notes," and together with the Class A-2a Notes, the "Class A-2 Notes"), $134,050,000 aggregate principal amount of Class A-3a 5.34% Asset Backed Notes (the "Class A-3a Notes") and $155,000,000 aggregate principal amount of Class A-3b Floating Rate Asset Backed Notes (the "Class A-3b Notes," and together with the Class A-3a Notes, the "Class A-3 Notes," and together with the Class A-1 Notes and the Class A-2 Notes, the "Class A Notes") and to sell the Class A Notes to the several underwriters named in Schedule I hereto (the "Underwriters"), for whom you are acting as representatives (the "Representatives"). The assets of the Issuing Entity will include, among other things, a pool of fixed-rate retail installment sale contracts and finance leases (the "Receivables") secured by new and used machinery manufactured primarily by Caterpillar Inc. ("Caterpillar"), including rights to receive certain payments with respect to such Receivables, and security interests in the machinery financed by the Receivables (the "Financed Equipment"), and the proceeds thereof. The Receivables will be transferred to the Issuing Entity by the Depositor. The Receivables will be serviced for the Issuing Entity by Caterpillar Financial Services Corporation, a Delaware corporation (the "Servicer" or "CFSC"). The Notes will be issued pursuant to the Indenture to be dated as of September 1, 2007 (as amended and

supplemented from time to time, the "<u>Indenture</u>"), between the Issuing Entity and U.S. Bank National Association, a national banking association (the "<u>Indenture Trustee</u>").

Simultaneously with the issuance and sale of the Class A Notes as contemplated herein, the Issuing Entity will issue $19,798,000 aggregate principal amount of Class B 6.18% Asset Backed Notes (the "<u>Class B Notes</u>" and together with the Class A Notes, the "<u>Notes</u>") and Asset Backed Certificates (the "<u>Certificates</u>"), each such Certificate representing a fractional undivided interest in the Issuing Entity. The Class B Notes will be sold pursuant to an underwriting agreement (the "<u>Class B Note Underwriting Agreement</u>," together with this Agreement, the "<u>Underwriting Agreements</u>") among the Depositor, CFSC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as underwriter.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Sale and Servicing Agreement to be dated as of September 1, 2007 (as amended and supplemented from time to time, the "<u>Sale and Servicing Agreement</u>"), among the Issuing Entity, the Depositor and the Servicer or, if not defined therein, in the Indenture or the Trust Agreement to be dated as of September 27, 2007 (as amended and supplemented from time to time, the "<u>Trust Agreement</u>"), between the Depositor and The Bank of New York (Delaware), a Delaware banking corporation, and an affiliate of The Bank of New York, a New York banking corporation, as owner trustee under the Trust Agreement (the "<u>Owner Trustee</u>").

2. <u>Representations and Warranties of the Depositor and CFSC</u>. Each of the Depositor and CFSC, with respect to itself only (except that any representation or warranty relating to the Issuing Entity is made by the Depositor on its behalf), and not with respect to the other, represents and warrants to and agrees with each Underwriter that:

(a) The Depositor meets the requirements for use of Form S-3 under the Securities Act of 1933, as amended (the "<u>Act</u>"), and has filed with the Securities and Exchange Commission (the "<u>Commission</u>") a registration statement (Registration No. 333-145491) on such Form S-3, including a prospectus and a form of prospectus supplement, for registration under the Act of the offering and sale of the Notes. Such registration statement has been declared effective by the Commission. Such registration statement, as amended as of the time it became effective (including without limitation each deemed effective date and time in accordance with Rule 430B(f) under the Act (the "<u>Effective Time</u>")), including all material incorporated by reference therein and all information deemed to be part thereof pursuant to Rule 430B under the Act is hereinafter referred to as the "<u>Registration Statement</u>." The Depositor has filed with the Commission pursuant to Rule 424(b) under the Act a preliminary prospectus supplement dated September 17, 2007 relating to the sale of the Notes (including the static pool information required to be disclosed pursuant to Item 1105 of Regulation AB under the Act, without regard to whether such information is deemed to be a part of the prospectus under Item 1105(d) of Regulation AB under the Act, the "<u>Preliminary Prospectus Supplement</u>") accompanied by the base prospectus dated September 17, 2007 (the "<u>Basic Prospectus</u>"; together with the Preliminary Prospectus Supplement, the "<u>Preliminary Prospectus</u>"). The Depositor proposes to file with the Commission pursuant to Rule 424(b) under the Act a final prospectus supplement relating to the sale of the Notes (including the static pool information required to be disclosed pursuant to Item 1105 of Regulation AB under the Act, without regard to whether such information is deemed to be a part of the prospectus under Item 1105(d) of Regulation AB under the Act, the "Prospectus Supplement") to the Basic Prospectus (together with the Prospectus Supplement, the "Prospectus").

For purposes of this Agreement, "Effective Date" means the date of the Effective Time. "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto. The term "Contract of Sale" shall have the meaning given such term in Rule 159 of the Act and all Commission guidance relating to Rule 159 of the Act. "Rule 424" refers to such rule under the Act. Any reference herein to the Registration Statement, the Prospectus, the Preliminary Prospectus or any Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or before the Effective Date of the Registration Statement or the issue date of the Prospectus, the Preliminary Prospectus or any Prospectus Supplement, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Prospectus, the Preliminary Prospectus or any Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement, or the issue date of the Prospectus, the Preliminary Prospectus Supplement or any Prospectus Supplement, as the case may be, and on or prior to the Closing Date (as defined below) deemed to be incorporated therein by reference. The Depositor has included in the Registration Statement, as amended at the Effective Time, all information required by the Act and the rules thereunder to be included in the Prospectus with respect to the Notes and the offering thereof.

(b) The Registration Statement, at the Effective Time, and the Preliminary Prospectus, when filed with the Commission, complied in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the respective rules and regulations of the Commission thereunder (the "Rules and Regulations") and of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Prospectus when first filed with the Commission will comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act, the Rules and Regulations and the rules and regulations of ERISA. The Registration Statement, at the Effective Time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; the Preliminary Prospectus, together with the "free writing prospectus" in the form attached as Annex A (the "Bond Size Free Writing Prospectus"), at 3:15 p.m., New York time, on September 17, 2007, which is the time when Contracts of Sale with respect to the Notes were first made (the "Time of Sale"), did not include any untrue statement of a material fact or omit (except pricing information to be included in the Prospectus Supplement) to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Prospectus as of its date, as of the date of any amendment or supplement thereto and as of the Closing Date will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Depositor makes no representation or warranty as to the information contained in or omitted from the Registration Statement, the Preliminary Prospectus or the Prospectus in reliance upon and in conformity with information furnished in writing to the Depositor by any Underwriter through the

Representatives specifically for use in connection with preparation of the Registration Statement, the Preliminary Prospectus or the Prospectus.

(c) Since the respective dates as of which information is given in the Registration Statement, the Preliminary Prospectus and the Prospectus, (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory status or business prospects of the Depositor or CFSC, and (ii) neither the Depositor nor CFSC has entered into any transaction or agreement (whether or not in the ordinary course of business) material to it that, in either case, would reasonably be expected to materially adversely affect the interests of the holders of the Notes, other than as set forth or contemplated in the Preliminary Prospectus and the Prospectus.

(d) The computer tape of the Receivables created as of September 1, 2007, and made available to the Representatives by the Servicer, was complete and accurate as of the date thereof and includes a description of the Receivables that are described in Schedule A to the Sale and Servicing Agreement.

(e) Each of the Depositor and CFSC is duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and is qualified to transact business in and is in good standing under the laws of each state in which its activities require such qualification, and has full power, authority and legal right to own its properties and conduct its business as such properties are presently owned and such business is presently conducted.

(f) This Agreement has been duly authorized, executed and delivered by each of the Depositor and CFSC.

(g) On the date of this Agreement and on the Closing Date, the representations and warranties of CFSC and the Depositor in each of the Basic Documents to which they are a party will be true and correct, except for representations and warranties which relate to a specific time, which shall be true and correct as of such time.

(h) CFSC's sale, transfer, assignment, set over and conveyance of the Receivables to the Depositor as of the Closing Date will vest in the Depositor all of CFSC's right, title and interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(i) The Depositor's sale, transfer, assignment, set over and conveyance of the Receivables to the Issuing Entity as of the Closing Date will vest in the Issuing Entity all of the Depositor's right, title and interest therein or a first priority perfected security interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(j) The Issuing Entity's grant of a security interest in the Receivables to the Indenture Trustee pursuant to the Indenture will vest in the Indenture Trustee, for the benefit of the Noteholders, a first priority perfected security interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(k) When the Class A Notes have been duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, authenticated by the Indenture Trustee in accordance with the Indenture and delivered and paid for pursuant to this Agreement, the Class A Notes will be duly issued, will constitute legal, valid and binding obligations of the Issuing Entity enforceable against the Issuing Entity in accordance with their terms and will be entitled to the benefits and security afforded by the Indenture, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(l) Each of CFSC and the Depositor has the power and authority to execute and deliver this Agreement and to carry out the terms of this Agreement.

(m) The execution, delivery and performance of this Agreement and the consummation by each of CFSC and the Depositor of the transactions contemplated hereby shall not conflict with, result in any breach of any of the terms and provisions of or constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of such party, or any indenture, agreement or other instrument to which such party is a party or by which it is bound, or violate any law, order, rule or regulation applicable to such party of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over such party or any of its properties; and, except for the registration of the Class A Notes under the Act, the qualification of the Indenture under the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and distribution of the Class A Notes by the Underwriters, no permit, consent, approval of, or declaration to or filing with, any governmental authority is required to be obtained by such party in connection with its execution, delivery and performance of this Agreement or its consummation of the transactions contemplated hereby.

(n) There are no proceedings or investigations pending or, to CFSC's or the Depositor's knowledge, no proceeding or investigations threatened, against such party before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality having jurisdiction over such party or its properties (i) asserting the invalidity of this Agreement or any of the Notes, (ii) seeking to prevent the issuance of any of the Notes or the consummation of any of the transactions contemplated by this Agreement, (iii) seeking any determination or ruling that might materially and adversely affect the performance by such party of its obligations under, or the validity or enforceability of, the Notes or this Agreement, or (iv) that may adversely affect the federal or state income, excise, franchise or similar tax attributes of the Notes.

(o) There are no contracts or other documents which are required to be described in the Preliminary Prospectus or the Prospectus or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations and which have not been so described or filed.

(p) The Depositor (i) is not in violation of its certificate of incorporation or by-laws, (ii) is not in default, in any material respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the Depositor's due performance or observance of any term, covenant or condition contained in any indenture, agreement, mortgage, deed of trust or other instrument to which the Depositor is a party or by which the Depositor is bound or to which any of the Depositor's property or assets is subject or (iii) is not in violation in any respect of any law, order, rule or regulation applicable to the Depositor or any of the Depositor's property of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over it or any of its property, except any violation or default that would not have a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Depositor.

(q) The Basic Documents conform in all material respects with the descriptions thereof contained in the Registration Statement, the Preliminary Prospectus and the Prospectus.

(r) Neither the Issuing Entity nor the Depositor is an "investment company" or under the "control" of an "investment company" within the meaning thereof as defined in the Investment Company Act of 1940, as amended.

(s) Other than the Preliminary Prospectus and the Prospectus, neither the Depositor nor the Servicer (including their respective agents and representatives other than the Underwriters in their capacity as such) has made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Notes.

(t) On the date on which the first bona fide offer of the Notes was made, the Depositor was not an "ineligible issuer," as defined in Rule 405 of the Rules and Regulations.

3. <u>Purchase, Sale, and Delivery of the Class A Notes</u>. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Depositor agrees to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Depositor, (a) at a purchase price of 99.880000% of the principal amount thereof, the respective principal amount of the Class A-1 Notes set forth opposite the name of such Underwriter in Schedule I hereto, (b) at a purchase price of 99.843275% of the principal amount thereof, the respective principal amount of the Class A-2a Notes set forth opposite the name of such Underwriter in Schedule I hereto, (c) at a purchase price of 99.845000% of the principal amount thereof, the respective principal amount of the Class A-2b Notes set forth opposite the name of such Underwriter in Schedule I hereto, (d) at a purchase price of 99.788427% of the principal amount thereof, the respective principal amount of the Class A-3a Notes set forth opposite the name of such Underwriter in Schedule I hereto and (e) at a purchase price of 99.810000% of the principal amount thereof, the respective principal amount of the Class A-3b Notes set forth opposite the name of such Underwriter in Schedule I hereto. Delivery of and payment for the Class A Notes shall be made at the office of Orrick, Herrington & Sutcliffe LLP, 405 Howard

Street, San Francisco, California 94105 on September 27, 2007 (the "Closing Date"). Delivery of the Class A Notes shall be made against payment of the purchase price in immediately available funds drawn to the order of the Depositor. The Class A Notes to be so delivered will be initially represented by one or more Class A Notes registered in the name of "Cede & Co.," the nominee of The Depository Trust Company ("DTC"). The interests of beneficial owners of the Class A Notes will be represented by book entries on the records of DTC and participating members thereof. Definitive Class A Notes will be available only under limited circumstances set forth in the Indenture.

4. Offering by Underwriters. It is understood that the Underwriters propose to offer the Class A Notes for sale to the public (which may include selected dealers) as set forth in the Preliminary Prospectus and the Prospectus.

5. Covenants of the Depositor. The Depositor covenants and agrees with each of the Underwriters that:

(a) The Depositor will prepare a Prospectus Supplement setting forth the terms of the Notes not specified in the Preliminary Prospectus Supplement, including the price at which the Notes are to be purchased by the Underwriters, the initial public offering price, the selling concessions and allowances, and such other information as the Depositor deems appropriate and shall furnish a copy to the Representatives in accordance with Section 5(b) of this Agreement. The Depositor will transmit the Prospectus to the Commission pursuant to Rule 424(b) by a means reasonably calculated to result in filing that complies with all applicable provisions of Rule 424(b). The Depositor will advise the Representatives promptly of any such filing pursuant to Rule 424(b). The Depositor will transmit the Bond Size Free Writing Prospectus and the "free writing prospectus" in the form attached as Annex B hereto (the "Pricing Free Writing Prospectus") to the Commission pursuant to Rule 433(d) by a means reasonably calculated to result in filing that complies with all applicable provisions of Rule 433(d).

(b) Prior to the termination of the offering of the Notes, the Depositor will not file any amendment of the Registration Statement or supplement to the Prospectus unless the Depositor has furnished the Representatives with a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Representatives reasonably object. Subject to the foregoing sentence, if filing of a supplement to the Prospectus is otherwise required under Rule 424(b), the Depositor will file the supplement to the Prospectus properly completed with the Commission pursuant to and in accordance with the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing.

(c) The Depositor will advise the Representatives promptly of any proposal to amend or supplement the Registration Statement or the Prospectus, and will not effect such amendment or supplement without the Representatives' consent, which consent will not unreasonably be withheld. The Depositor will also advise the Representatives promptly of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus or for any additional information and the Depositor will also advise the Representatives promptly of any amendment or supplement to the Registration Statement or the Prospectus and of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threat of any proceeding for that purpose, and the Depositor will use its best efforts to prevent the issuance of any such stop order and to obtain as soon as possible the lifting of any issued stop order.

(d) If, at any time when a prospectus relating to the Notes is required to be delivered under the Act (including delivery as contemplated by Rule 172 under the Act), any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Prospectus to comply with the Act or the Exchange Act or the respective Rules and Regulations thereunder, the Depositor promptly will notify the Representatives and will prepare and file, or cause to be prepared and filed, with the Commission, subject to the first sentence of paragraph (b) of this Section 5, an amendment or supplement that will correct such statement or omission, or effect such compliance. Any such filing shall not operate as a waiver or limitation on any right of any Underwriter hereunder.

(e) The Depositor will furnish to the Underwriters copies of the Registration Statement (one of which will be signed and will include all exhibits), the Preliminary Prospectus, the Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriters request.

(f) The Depositor will assist the Representatives in arranging for the qualification of the Notes for sale and determination of their eligibility for investment under the laws of such jurisdictions in the United States, or as necessary to qualify for Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, as the Representatives designates and will continue to assist the Representatives in maintaining such qualifications in effect so long as required for the distribution; provided, however, that neither the Depositor nor CFSC shall be required to qualify to do business in any jurisdiction where it is now not qualified or to take any action which would subject it to general or unlimited service of process in any jurisdiction in which it is now not subject to service of process.

(g) For a period from the date of this Agreement until the retirement of the Notes, or until such time as the Underwriters shall cease to maintain a secondary market in the Notes, whichever occurs first, the Depositor will deliver to the Representatives the annual statements of compliance and the annual independent certified public accountants' reports furnished to the Owner Trustee or the Indenture Trustee pursuant to the Sale and Servicing Agreement, as soon as such statements and reports are furnished to the Owner Trustee or the Indenture Trustee.

(h) So long as any of the Notes are outstanding, the Depositor will furnish to the Representatives (i) as soon as practicable after the end of the fiscal year all documents required to be distributed to Noteholders or filed with the Commission pursuant to the Exchange Act or any order of the Commission thereunder and (ii) from time to time, any other information concerning the Depositor filed with any government or regulatory authority which is otherwise publicly available, as the Representatives may reasonably request.

(i) On or before the Closing Date, the Depositor shall cause the computer records of the Depositor and the Servicer relating to the Receivables to be marked to show the Issuing Entity's absolute ownership of the Receivables, and from and after the Closing Date neither the Depositor nor the Servicer shall take any action inconsistent with the Issuing Entity's ownership of such Receivables, other than as permitted by the Sale and Servicing Agreement.

(j) To the extent, if any, that the rating provided with respect to the Notes by the rating agency or agencies that initially rate the Notes is conditional upon the furnishing of documents or the taking of any other actions by the Depositor, the Depositor shall furnish such documents and take any such other actions.

(k) For the period beginning on the date of this Agreement and ending seven days after the Closing Date, unless waived by the Underwriters, none of the Depositor, CFSC or any trust originated, directly or indirectly, by the Depositor or CFSC will offer to sell or sell notes (other than the Notes) collateralized by, or certificates (other than the Certificates) evidencing an ownership interest in, receivables generated pursuant to fixed-rate retail installment sale contracts or finance leases and secured by equipment similar to the Financed Equipment.

(l) The Depositor and CFSC each will deliver to the Representatives, all opinions, certificates and other documents or information delivered by it to the Owner Trustee and the Indenture Trustee at the time such opinions, certificates and other documents or information are delivered to the Owner Trustee or the Indenture Trustee pursuant to the Sale and Servicing Agreement and the Purchase Agreement with respect to perfection and priority of CFSC's interest in the Receivables.

6. <u>Payment of Expenses</u>. The Depositor will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the printing and filing of the Registration Statement as originally filed and of each amendment thereto, (ii) the preparation, issuance and delivery of the Notes to the Underwriters, (iii) the fees and disbursements of the Depositor's counsel and accountants, (iv) the qualification of the Notes under securities laws in accordance with the provisions of Section 5(f) of this Agreement, including filing fees and the fees and disbursements of counsel in connection therewith and in connection with the preparation of any blue sky or legal investment survey, (v) the printing and delivery to the Underwriters of copies of the Registration Statement as originally filed and of each amendment thereto, of the Preliminary Prospectus, of the Prospectus and of each amendment or supplement thereto, (vi) the printing and delivery to the Underwriters of copies of any blue sky or legal investment survey prepared in connection with the Notes, (vii) any fees charged by rating agencies for the rating of the Notes, (viii) the fees and expenses, if any, incurred with respect to any filing with the Financial Industry Regulatory Authority and (ix) the fees and expenses of Orrick, Herrington & Sutcliffe LLP in its role as counsel to the Issuing Entity incurred as a result of providing the opinions required by Sections 7(e) and (f) hereof.

7. <u>Conditions of the Obligations of the Underwriters</u>. The obligations of the Underwriters to purchase and pay for the Class A Notes will be subject to the accuracy of the representations and warranties on the part of the Depositor and CFSC herein, to the accuracy

of the statements of officers of the Depositor and CFSC made pursuant to the provisions hereof, to the performance by the Depositor of its obligations hereunder and to the following additional conditions precedent:

(a) The Registration Statement shall be effective at the Execution Time, and prior to the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Depositor or the Representatives, shall be contemplated by the Commission or by any authority administering any state securities or blue sky law.

(b) Each of the Preliminary Prospectus and the Prospectus and any supplements thereto shall have been filed (if required) with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. The Bond Size Free Writing Prospectus and the Pricing Free Writing Prospectus shall have been filed with the Commission in accordance with Rule 433(d) of the Rules and Regulations.

(c) On or prior to the date of this Agreement and on or prior to the Closing Date, the Representatives shall have received a letter or letters, dated as of the date of this Agreement and as of the Closing Date, respectively, of PricewaterhouseCoopers LLP, independent public accountants, substantially in the form of the drafts to which the Representatives have previously agreed and otherwise in form and substance satisfactory to the Representatives and their counsel.

(d) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development involving a prospective change, in or affecting particularly the business or properties of the Issuing Entity, the Depositor or the Servicer which, in the judgment of the Underwriters, materially impairs the investment quality of the Notes or makes it impractical or inadvisable to market the Notes; (ii) any suspension or limitation of trading in securities generally on the New York Stock Exchange or the over-the-counter market, or any setting of minimum prices for trading on such exchange, or a material disruption in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe; (iii) any suspension of trading of any securities of Caterpillar or CFSC on any exchange or in the over-the-counter market; (iv) any banking moratorium declared by Federal, Delaware or New York authorities; or (v) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress, or any other substantial national or international calamity or emergency if, in the judgment of the Underwriters, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the offering, sale of and payment for the Notes.

(e) The Representatives shall have received opinions of Davis G. Reese, Esq., Senior Corporate Attorney of CFSC, Orrick, Herrington & Sutcliffe LLP and Boult, Cummings, Conners & Berry PLC, counsel to CFSC, the Depositor and the Issuing Entity and such other counsel acceptable to the Underwriters addressed to the Representatives, dated the Closing Date and satisfactory in form and substance to the Representatives and their counsel, substantially to the effect that:

(i)　CFSC has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its properties and conduct its business, as presently owned and conducted by it, and to enter into and perform its obligations under the Underwriting Agreements, the Administration Agreement, the Purchase Agreement and the Sale and Servicing Agreement and had at all times, and now has, the power, authority and legal right to acquire, own and sell the Receivables.

(ii)　The Depositor has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada with full corporate power and authority to own its properties and conduct its business, as presently owned and conducted by it, and to enter into and perform its obligations under the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement and the Administration Agreement and had at all times, and now has, the power, authority and legal right to acquire, own and sell the Receivables.

(iii)　CFSC is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would render any Receivable unenforceable by the Depositor, the Owner Trustee or the Indenture Trustee.

(iv)　The Depositor is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would have a material adverse effect on the Receivables as a whole.

(v)　When the Certificates have been duly executed, authenticated and delivered by the Owner Trustee in accordance with the Trust Agreement and delivered to the Depositor pursuant to the Sale and Servicing Agreement, the Certificates will be legally issued, fully paid and nonassessable obligations of the Issuing Entity and will be entitled to the benefits of the Trust Agreement.

(vi)　When the Notes have been duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, authenticated by the Indenture Trustee in accordance with the Indenture and delivered and paid for pursuant to the Underwriting Agreements, the Notes will be duly issued, will constitute legal, valid and binding obligations of the Issuing Entity enforceable against the Issuing Entity in accordance with their terms and will be entitled to the benefits and security afforded by the Indenture, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in

11

effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(vii)   Each of the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement and the Administration Agreement has been duly authorized, executed and delivered by the Depositor, and is a legal, valid and binding obligation of the Depositor enforceable against the Depositor in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(viii)   The Underwriting Agreements have been duly authorized, executed and delivered by each of the Depositor and CFSC.

(ix)   Each of the Administration Agreement, the Purchase Agreement and the Sale and Servicing Agreement has been duly authorized, executed and delivered by CFSC and is a legal, valid and binding obligation of CFSC enforceable against CFSC in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(x)   Neither the sale, transfer, assignment, set over and conveyance of the Receivables from CFSC to the Depositor, nor the sale, transfer, assignment, set over and conveyance of the Receivables from the Depositor to the Issuing Entity, nor the grant of a security interest in the Trust Estate by the Issuing Entity to the Indenture Trustee, nor the assignment by the Depositor of its right, title and interest in the Purchase Agreement to the Issuing Entity, nor the grant of the security interest in the Collateral to the Indenture Trustee pursuant to the Indenture, nor the execution and delivery of the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement or the Administration Agreement by the Depositor, nor the execution of the Underwriting Agreements, the Administration Agreement, the Purchase Agreement or the Sale and Servicing Agreement by CFSC, nor the consummation of any transactions contemplated in the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement or the Sale and Servicing Agreement (such agreements, excluding the Underwriting Agreements, being for purposes of this clause (x) and elsewhere herein, as applicable, collectively, the "Basic Documents"), nor the fulfillment of the terms thereof by CFSC, the Depositor or the Issuing Entity, as the case may be, will (1) conflict with, or result in a breach, violation or acceleration of, or constitute a default under, any term or provision of the certificate of incorporation or bylaws of CFSC or the Depositor or, to the best of such counsel's knowledge after due inquiry, of any indenture or other agreement or instrument to which CFSC or the Depositor is a party or by which either of them is bound, or (2) result in a violation of or contravene the terms of any statute, order or regulation applicable to CFSC or the Depositor of any court, regulatory body, administrative agency or governmental body having jurisdiction over either of them.

(xi)   There are no actions, proceedings or investigations pending or, to the best of such counsel's knowledge, threatened before any court, administrative agency, or other tribunal (1) asserting the invalidity of the Issuing Entity or any of the Basic Documents, (2) seeking to prevent the consummation of any of the transactions contemplated by any of the Basic Documents or the execution and delivery thereof, or (3) that could reasonably be expected to materially and adversely affect the performance (A) by CFSC of its obligations under, or the validity or enforceability of, the Underwriting Agreements, the Administration Agreement, the Purchase Agreement or the Sale and Servicing Agreement, (B) by the Depositor of its obligations under, or the validity or enforceability of, the Underwriting Agreements, the Purchase Agreement, the Trust Agreement or the Sale and Servicing Agreement, or (C) by the Servicer of its obligations under, or the validity or enforceability of, the Sale and Servicing Agreement.

(xii)   To the best knowledge of such counsel, no default exists and no event has occurred which, with notice, lapse of time or both, would constitute a default in the due performance and observance of any term, covenant or condition of any agreement to which CFSC or the Depositor is a party or by which either of them is bound, which default is or would have a material adverse effect on the financial condition, earnings, business or properties of CFSC and its subsidiaries, taken as a whole.

(xiii)   The Assignment (as defined in the Purchase Agreement) dated as of the Closing Date from CFSC to the Depositor has been duly authorized, executed and delivered by CFSC.

(xiv)   Should CFSC become the debtor in a case under the Bankruptcy Code, if the matter were properly briefed and presented to a court, the court should hold that (1) the transfer of the Receivables by CFSC to the Depositor in the manner set forth in the Purchase Agreement would constitute an absolute sale of the Receivables, rather than a borrowing by CFSC secured by the Receivables, and thus (2) the Depositor's rights to the Receivables would not be impaired by the operation of Section 362(a) of the Bankruptcy Code.

(xv)   Should CFSC become the debtor in a case under the Bankruptcy Code, and the Depositor would not otherwise properly be a debtor in a case under the Bankruptcy Code, and if the matter were properly briefed and presented to a court exercising bankruptcy jurisdiction, the court, exercising reasonable judgment after full consideration of all relevant factors, would not order, over the objection of the Certificateholders or the Noteholders, the substantive consolidation of the assets and liabilities of the Depositor with those of CFSC based on any legal theories currently subscribed to by federal courts exercising bankruptcy jurisdiction.

(xvi)   Such counsel is familiar with the Servicer's standard operating procedures relating to the Servicer's acquisition of a perfected first priority security interest in the equipment financed by the Servicer pursuant to equipment installment sale contracts in the ordinary course of the Servicer's business. Assuming that the Servicer's standard procedures have been followed with respect to the perfection of security interests in the Financed Equipment (and such counsel has no reason to believe that such procedures have not been followed), the Servicer has acquired or will acquire a perfected first priority security interest in the Financed Equipment.

(xvii)   The Purchase Agreement grants to the Depositor a valid security interest in CFSC's rights in the Receivables and the proceeds thereof. The Sale and Servicing Agreement grants to the Issuing Entity a valid security interest in the Depositor's rights in the Receivables and the proceeds thereof. The Indenture grants to the Indenture Trustee a valid security interest in the Issuing Entity's rights in the Receivables and the proceeds thereof.

(xviii) The Receivables are tangible chattel paper as defined in the Uniform Commercial Code (the "UCC").

(xix)   Immediately prior to the transfer of the Receivables and the proceeds thereof to the Issuing Entity, the Depositor had a first priority perfected security interest in the Receivables and the proceeds thereof. Immediately prior to the transfer of the Receivables and the proceeds thereof to the Indenture Trustee, the Issuing Entity had a first priority perfected security interest in the Receivables and the proceeds thereof. The Indenture Trustee has a first priority perfected security interest in the Receivables and the proceeds thereof. The opinion covered by this paragraph (xix) shall be subject to customary UCC exceptions and qualifications.

(xx)   The statements in each of the Preliminary Prospectus and the Prospectus under the headings "Risk Factors—The notes may suffer losses if other liens have priority over the lien of the indenture," "Risk Factors—Bankruptcy of Cat Financial or a dealer could result in delays in payment or losses on the notes" and "Certain Legal Aspects of the Receivables" to the extent they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

(xxi)   The statements contained in each of the Preliminary Prospectus and the Prospectus and any supplement thereto under the headings "Description of the Notes," "Description of the Certificates" and "Description of the Transfer and Servicing Agreements," insofar as such statements constitute a summary of the Notes, the Certificates, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement, the Sale and Servicing Agreement, the Purchase Agreement and the Trust Agreement, are a fair and accurate summary of the matters referred to therein.

(xxii)   No consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required for the consummation of the transactions contemplated in the Basic Documents, except for such filings with respect to the transfer of the Receivables to the Depositor pursuant to the Purchase Agreement and the transfer of the Receivables to the Issuing Entity pursuant to the Sale and Servicing Agreement and as may be required under state securities or Blue Sky laws of various jurisdictions.

(xxiii) All actions required to be taken and all filings required to be made under the Act prior to the sale of the Notes have been duly taken or made.

(xxiv) The Trust Agreement is not required to be qualified under the Trust Indenture Act and the Issuing Entity is not required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

(xxv)   The Indenture has been duly qualified under the Trust Indenture Act.

(xxvi) The Depositor is not, and will not as a result of the offer and sale of the Notes as contemplated in the Preliminary Prospectus, the Prospectus and the Underwriting Agreements become, an "investment company" as defined in the Investment Company Act or a company "controlled by" an "investment company" within the meaning of the Investment Company Act.

(xxvii) The Registration Statement is effective under the Act, any required filing of the Preliminary Prospectus and the Prospectus and any supplements thereto pursuant to Rule 424(b) has been or will be made in the manner and within the time period required by Rule 424(b), and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Act, and the Registration Statement and the Prospectus, and each amendment or supplement thereto, as of their respective effective or issue dates, complied as to form in all material respects with the requirements of the Act, the Exchange Act, the Trust Indenture Act and the Rules and Regulations.

(xxviii)   Nothing has come to such counsel's attention that would lead such counsel to believe that the Preliminary Prospectus, together with the Bond Sizing Free Writing Prospectus, as of the Time of Sale contained any untrue statement of a material fact or omitted (except pricing information to be included in the Prospectus Supplement) to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need not express any view).

(xxix)   Nothing has come to such counsel's attention that would lead such counsel to believe that the Registration Statement or the Prospectus or any amendment or supplement thereto as of the respective dates thereof and as of the Closing Date (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need not express any view) contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading.

(xxx)   The Issuing Entity has been duly formed and is validly existing as a statutory trust and is in good standing under the laws of the State of Delaware, with full power and authority to execute, deliver and perform its obligations under the Sale and Servicing Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement, the Notes and the Certificates.

(xxxi) The Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration Agreement have been duly authorized and, when duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, will constitute the legal, valid and binding obligations of the Issuing Entity, enforceable against the Issuing Entity in accordance with their terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(xxxii) The Servicer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its properties and conduct its business, as presently conducted by it, and to enter into and perform its obligations under the Sale and Servicing Agreement, and had at all relevant times, and now has, the power, authority and legal right to acquire, own, sell and service the Receivables.

(xxxiii)The Servicer is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would render any Receivable unenforceable by the Depositor, the Owner Trustee or the Indenture Trustee.

(xxxiv)The Sale and Servicing Agreement has been duly authorized, executed and delivered by the Servicer, and is the legal, valid and binding obligation of the Servicer enforceable against the Servicer in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(xxxv) Neither the execution and delivery of the Sale and Servicing Agreement by the Servicer, nor the consummation of any transactions contemplated in the Underwriting Agreements or the Basic Documents, nor the fulfillment of the terms thereof by the Servicer will conflict with, or result in a breach, violation or acceleration of, or constitute a default under, any term or provision of the certificate of incorporation or bylaws of the Servicer or of any indenture or other agreement or instrument to which the Servicer is a party or by which it is bound, or result in a violation of or contravene the terms of any statute, order or regulation applicable to the Servicer of any court, regulatory body, administrative agency or governmental body having jurisdiction over it.

(xxxvi) To the best knowledge of such counsel, no default exists and no event has occurred which, with notice, lapse of time or both, would constitute a default in the due performance and observance of any term, covenant or condition of any agreement to which the Servicer is a party or by which it is bound, which default is or would have a material adverse effect on the financial condition, earnings, business or properties of the Servicer and its subsidiaries, taken as a whole.

Such counsel shall also opine as to such other matters as the Underwriters may reasonably request. The opinions set forth in clauses (xiv), (xv) and (xix) of this Section 7(e) shall be given by Orrick, Herrington & Sutcliffe LLP or such other outside counsel to CFSC, the Depositor and the Issuing Entity as may be acceptable to the Underwriters.

(f) The Representatives shall have received an opinion addressed to them of Orrick, Herrington & Sutcliffe LLP in its capacity as Special Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the statements in each of the Preliminary Prospectus and the Prospectus under the headings "Summary of the Notes and the Transaction Structure—Tax Status" (to the extent relating to Federal income tax consequences) and "Federal Income Tax Consequences" accurately describe the material Federal income tax consequences to holders of the Notes, the statements in each of the Preliminary Prospectus and the Prospectus under the heading "Legal Investment," to the extent that they constitute statements of matters of law or legal conclusions with respect thereto, have been prepared or reviewed by such counsel and accurately describe the material consequences to holders of the Class A-1 Notes under the Investment Company Act, and the statements in each of the Preliminary Prospectus and the Prospectus under the heading "ERISA Considerations," to the extent that they constitute statements of matters of law or legal conclusions with respect thereto, have been prepared or reviewed by such counsel and accurately describe the material consequences to holders of the Notes under ERISA.

(g) The Representatives shall have received an opinion addressed to them of Boult, Cummings, Conners & Berry PLC, LLP in its capacity as Special Tennessee Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the statements in each of the Preliminary Prospectus and the Prospectus under the heading "Summary of the Notes and the Transaction Structure—Tax Status" (to the extent relating to Tennessee income tax consequences) and in each of the Preliminary Prospectus and the Prospectus under the heading "Certain State Tax Considerations" accurately describe the material income tax consequences in the State of Tennessee to holders of the Notes.

(h) The Representatives shall have received an opinion addressed to them of Lionel Sawyer & Collins in its capacity as Special Nevada Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the Issuing Entity would not be subject to taxation in Nevada.

(i) The Representatives shall have received an opinion addressed to them of Simpson Thacher & Bartlett LLP in its capacity as Special Counsel to the Underwriters, dated the Closing Date, with respect to the validity of the Notes and such other related matters as the Representatives shall require and the Depositor shall have furnished or caused to be furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(j) The Representatives shall have received an opinion addressed to them, the Depositor and the Servicer of Dorsey & Whitney LLP in its capacity as counsel to the Indenture Trustee, dated the Closing Date, in form and substance satisfactory to the Representatives.

(k) The Representatives shall have received an opinion addressed to them, the Depositor and the Servicer of Richards, Layton & Finger, counsel to the Owner Trustee, and such other counsel acceptable to the Representatives and their counsel, dated the Closing Date and satisfactory in form and substance to the Representatives and their counsel, when taken together, substantially to the effect that:

(i) The Owner Trustee has been duly incorporated and is validly existing as a banking corporation in good standing under the laws of the State of Delaware.

(ii) The Owner Trustee has full corporate trust power and authority to enter into and perform its obligations under the Trust Agreement and, on behalf of the Issuing Entity, under the Indenture, the Sale and Servicing Agreement, the Interest Rate Swap Agreement(s) and the Administration Agreement.

(iii) The execution and delivery of the Trust Agreement and, on behalf of the Issuing Entity, of the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement, the Administration Agreement, the Certificates and the Notes and the performance by the Owner Trustee of its obligations under the Trust Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration Agreement have been duly authorized by all necessary corporate action of the Owner Trustee and each has been duly executed and delivered by the Owner Trustee.

(iv) The Trust Agreement, the Sale and Servicing Agreement, the Indenture and the Administration Agreement constitute valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms under the laws of the State of New York and the State of Delaware and the Federal law of the United States of America.

(v) The execution and delivery by the Owner Trustee of the Trust Agreement and, on behalf of the Issuing Entity, of the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration

Agreement do not require any consent, approval or authorization of, or any registration or filing with, any Delaware or United States Federal governmental authority having jurisdiction over the trust power of the Owner Trustee, other than those consents, approvals or authorizations as have been obtained and the filing of the Certificate of Trust with the Secretary of State of the State of Delaware.

(vi)   The Owner Trustee has duly executed, authenticated and delivered the Certificates, and has duly executed and delivered the Notes, issued on the Closing Date on behalf of the Issuing Entity.

(vii)   The execution and delivery by the Owner Trustee of the Trust Agreement and, on behalf of the Issuing Entity, the Sale and Servicing Agreement, the Indenture, the Interest Rate Swap Agreement(s) and the Administration Agreement and the performance by the Owner Trustee of its obligations thereunder, do not conflict with, result in a breach or violation of or constitute a default under, the articles of association or bylaws of the Owner Trustee.

(l) The Representatives shall have received an opinion addressed to them, the Depositor and the Servicer of counsel to the Swap Counterparty acceptable to the Representatives, dated the Closing Date, in form and substance satisfactory to the Representatives.

(m) The Representatives shall have received certificates dated the Closing Date of any two of the Chairman of the Board, the President, the Executive Vice President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, the principal financial officer or the principal accounting officer of each of the Depositor and CFSC, in its individual capacity and as Servicer, in which such officers shall state that, to the best of their knowledge after reasonable investigation, (i) the representations and warranties of the Depositor, CFSC and/or the Servicer, as the case may be, contained in this Agreement, the Trust Agreement, Purchase Agreement and the Sale and Servicing Agreement, as applicable, are true and correct, that the Depositor, CFSC and/or the Servicer, as the case may be, has complied with all agreements and satisfied all conditions on its part to be performed or satisfied under such agreements at or prior to the Closing Date, that no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission and (ii) no material adverse change in or affecting particularly the business or properties of the Issuing Entity, the Depositor, CFSC and/or the Servicer, as the case may be, has occurred.

(n) The Representatives shall have received evidence satisfactory to it of the filing of all UCC financing statements necessary to perfect the transfer of the interest of CFSC in the Receivables and the proceeds thereof to the Depositor, the transfer of the interest of the Depositor in the Receivables and the proceeds thereof to the Issuing Entity and the grant of the security interest by the Issuing Entity in the Receivables and the proceeds thereof to the Indenture Trustee.

(o) The Class A-1 Notes shall have been rated "A-1+" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P") and "P-1" by

Moody's Investors Service, Inc. ("Moody's"), the Class A-2 Notes shall have been rated "AAA" by S&P and "Aaa" by Moody's and the Class A-3 Notes shall have been rated "AAA" by S&P and "Aaa" by Moody's, and in each case shall not have been placed on any creditwatch or review with a negative implication for downgrade.

(p) The issuance of the Notes and the Certificates shall not have resulted in a reduction or withdrawal by any Rating Agency of the current rating of any outstanding securities issued by the Depositor or any of its affiliates or by any trust established by the Depositor or any of its affiliates.

(q) On the Closing Date, $19,798,000 aggregate principal amount of the Class B Notes shall have been issued and sold and the Certificates shall have been issued and purchased by the Depositor.

(r) The Depositor will provide or cause to be provided to the Representatives such conformed copies of such opinions, certificates, letters and documents as they reasonably request.

8. <u>Indemnification and Contribution</u>. a) The Depositor and CFSC will jointly and severally, indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act against any losses, claims, damages, expenses or liabilities, joint or several, to which such Underwriter or person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Issuer Information (as defined herein) contained in any Permitted Underwriter Communication (as defined herein); and, in each case, will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such loss, claim, damage, expense liability or action; <u>provided</u>, <u>however</u>, that the Depositor and CFSC will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Depositor or CFSC by any Underwriter through the Representatives specifically for use therein.

The indemnity agreement in this subsection (a) shall be in addition to any liability which the Depositor or CFSC may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act.

(a) Each Underwriter will indemnify and hold harmless the Depositor and CFSC against any losses, claims, damages, expenses or liabilities to which the Depositor and CFSC may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus, the Prospectus or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Depositor or CFSC by such Underwriter through the Representatives specifically for use therein or (ii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Permitted Underwriter Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading, except to the extent any such losses, claims, damages, expenses or liabilities arise out of any Issuer Information, and, in each case, will reimburse any legal or other expenses reasonably incurred by the Depositor or CFSC in connection with investigating or defending any such action or claim.

The indemnity agreement in this subsection (b) shall be in addition to any liability which each Underwriter may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Depositor or CFSC within the meaning of the Act.

(b) Promptly after receipt by an indemnified party under subsection (a) or (b) of written notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof, and in the event that such indemnified party shall not so notify the indemnifying party within 30 days following receipt of any such notice by such indemnified party, the indemnifying party shall have no further liability under such subsection to such indemnified party unless the indemnifying party shall have received other notice addressed and delivered in the manner provided in Section 12 hereof of the commencement of such action; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party in its reasonable judgment (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party if indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability of any claims that are the subject matter of such action and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(c) If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Depositor and CFSC on the one hand and the Underwriters on the other from the offering of the Notes. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Depositor and CFSC on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions in respect thereof) as well as any other relevant equitable considerations. The relative benefits received by the Depositor and CFSC on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Depositor and CFSC bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus, as amended or supplemented, with respect to the Notes. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Depositor and CFSC on the one hand or by the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Depositor and CFSC and the Underwriters, severally and not jointly, agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Notes underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

The contribution agreement in this subsection (d) shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act.

9. <u>Defaults of Underwriters</u>.   If any Underwriter or Underwriters default on their obligations to purchase the Class A Notes hereunder on the Closing Date and the aggregate principal amount of the Class A Notes that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount

of the Class A Notes, the Representatives may make arrangements satisfactory to the Representatives and the Depositor for the purchase of such Class A Notes by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date, the nondefaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Class A Notes that such defaulting Underwriter or Underwriters agreed but failed to purchase. If an Underwriter or Underwriters so default and the aggregate principal amount of the Class A Notes with respect to such default or defaults exceeds 10% of the total principal amount of the Class A Notes and arrangements satisfactory to the Representatives and the Depositor for the purchase of such Class A Notes by other persons are not made within 24 hours after such default, this Agreement will terminate without liability on the part of any nondefaulting Underwriter or the Depositor, except as provided in Section 11 of this Agreement. As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section 9. Nothing herein will relieve a defaulting Underwriter from liability for its default.

10.   No Bankruptcy Petition. Each Underwriter and CFSC each covenants and agrees that, prior to the date which is one year and one day after the payment in full of all securities issued by the Depositor or by a trust for which the Depositor was the depositor which securities were rated by any nationally recognized statistical rating organization, it will not institute against, or join any other person in instituting against, the Depositor or the Issuing Entity any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any Federal or state bankruptcy or similar law.

11.   Survival of Representations and Obligations.   The respective indemnities, agreements, representations, warranties and other statements of the Depositor or CFSC or any of their officers and each of the Underwriters set forth in or made pursuant to this Agreement or contained in certificates of officers of the Depositor or CFSC submitted pursuant hereto shall remain operative and in full force and effect, regardless of (i) any termination of this Agreement, (ii) any investigation or statement as to the results thereof made by or on behalf of any Underwriter or of the Depositor or CFSC or any of their respective representatives, officers or directors or any controlling person, and (iii) delivery of and payment for the Class A Notes. If for any reason the purchase of the Class A Notes by the Underwriters is not consummated, the Depositor shall remain responsible for the expenses to be paid or reimbursed by the Depositor pursuant to Section 6 of this Agreement and the respective obligations of the Depositor and the Underwriters pursuant to Section 8 of this Agreement shall remain in effect. If for any reason the purchase of the Class A Notes by the Underwriters is not consummated (other than because of a failure to satisfy the conditions set forth in items (ii), (iv) or (v) of Section 7(d) of this Agreement), the Depositor will reimburse any Underwriter, upon demand, for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by it in connection with the offering of the Class A Notes. Nothing contained in this Section 11 shall limit the recourse of the Depositor against the Underwriters.

12.   Notices. All communications hereunder will be in writing and if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, North Tower, 10th Floor, New York, New York, 10080, Attention: Global Asset Based Finance, and J.P. Morgan

Securities Inc., 270 Park Avenue, 10th Floor, New York, New York, 10017, Attention: John Cho, Managing Director; if sent to the Depositor, will be mailed, delivered or telegraphed, and confirmed to it at Caterpillar Financial Funding Corporation, 4040 S. Eastern Avenue, Suite 344, Las Vegas, Nevada 89119, Attention: Secretary; if sent to CFSC, will be mailed, delivered or telegraphed, and confirmed to it at Caterpillar Financial Services Corporation, 2120 West End Avenue, Nashville, Tennessee 37203-0001, Attention: Secretary. Any such notice will take effect at the time of receipt.

13. <u>Successors</u>. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8 of this Agreement, and no other person will have any right or obligations hereunder. No purchaser of Class A Notes from any Underwriter shall be deemed to be a successor of such Underwriter merely because of such purchase.

14. <u>Representation</u>. The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives will be binding upon all of the Underwriters.

15. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

16. <u>Applicable Law</u>. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

17. <u>Representations, Warrants and Covenants of the Underwriters</u>. (a) Each of the Underwriters hereby represents and warrants to, and agrees with, the Depositor and CFSC that such Underwriter (i) shall not take any order for any Class A Notes from or enter into any Contract of Sale with any Person until after the Preliminary Prospectus (or if available at the time of sale, the Prospectus) has been conveyed to such Person and (ii) shall keep sufficient records to document its conveyance of the Preliminary Prospectus (or if available at the time of sale, the Prospectus) to each potential investor prior to the related Contract of Sale and shall maintain such records as required by the Act.

(b) Each of the Underwriters severally, and not jointly, covenants and agrees with the Depositor that other than the Preliminary Prospectus and the Prospectus, without the Depositor's prior written approval, such Underwriter has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) relating to the offer and sale of the Notes that would constitute a "prospectus" or a "free writing prospectus," each as defined in the Act or the Rules and Regulations thereunder, including, but not limited to any "ABS informational and computational materials" as defined in Item 1101(a) of Regulation AB under the Act; *provided*, *however*, that (i) each Underwriter may prepare and convey one or more "written communications" (as defined in Rule 405 under the Act) that include any legends required by Rule 134 or Rule 433 under the Act (as applicable) (A) containing no more than the following: (1) information contemplated by Rule 134 under the Act and included or to be included in the Preliminary Prospectus or the Prospectus, including but not limited to, information relating to the class, size, rating, legal maturity date and/or the final price of the Notes, (2) the following additional information with respect to the Notes: weighted average life, expected final payment date and a column or other entry showing the status of the subscriptions for the Notes and/or expected pricing parameters of the Notes or (3) information customarily included in confirmations of sales of securities and notices of allocations; or (B) in the form of an Intex CDI file that does not contain any Issuer Information other than Issuer Information included in the Preliminary Prospectus (each such written communication, a "Permitted Underwriter Communication"); and (ii) unless otherwise consented to by the Depositor, no such Permitted Underwriter Communication shall be conveyed in a manner reasonably designed to lead to its broad unrestricted dissemination such that, as a result of such conveyance, the Depositor or the CFSC shall be required to make any filing of such Permitted Underwriter Communication pursuant to Rule 433(d) under the Act; if any such Permitted Underwriter Communication is required to be filed under the Act, the Underwriter who prepared such Permitted Underwriter Communication will prepare such filing and transmit it to the Depositor by a means reasonably calculated to allow the Depositor to make such filing in accordance with Rule 433(d). "Issuer Information" has the meaning specified in Section 433(h)(2) of the Rules and Regulations.

18. Arm's Length Transaction. The Depositor and CFSC acknowledge and agree that each Underwriter is acting solely in the capacity of an arm's length contractual counterparty to the Depositor and CFSC with respect to the offering of the Notes contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Depositor, CFSC or any other person. Additionally, neither the Representatives nor any other Underwriter is advising the Depositor, CFSC or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Depositor and CFSC shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and no Underwriter shall have any responsibility or liability to the Depositor or CFSC with respect thereto. Any review by the Underwriters of the Depositor, CFSC, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Depositor or CFSC.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us the enclosed duplicate hereof, whereupon it will become a binding agreement among the Depositor, CFSC and the several Underwriters in accordance with the terms of this Class A Note Underwriting Agreement.

Very truly yours,

CATERPILLAR FINANCIAL FUNDING CORPORATION

By:_____/s/ David A. Kacynski_____
    Name: David A. Kacynski
    Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By:_____/s/ David A. Kacynski_____
    Name: David A. Kacynski
    Title: Treasurer

The foregoing Class A Underwriting
Agreement is hereby confirmed and
accepted as of the date first written above.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:_____/s/ Greg Petrie_____
    Name: Greg Petrie
    Title: Director

J.P. MORGAN SECURITIES INC.

By:_____/s/ John Cho_____
    Name: John Cho
    Title: Managing Director

on behalf of themselves and as Representatives
of the Underwriters

SCHEDULE I

Class A Note Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2a Notes	Principal Amount of Class A-2b Notes	Principal Amount of Class A-3a Notes	Principal Amount of Class A-3b Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated..............................	$52,500,000	$26,250,000	$44,100,000	$46,917,500	$54,250,000
J.P. Morgan Securities Inc............................	$52,500,000	$26,250,000	$44,100,000	$46,917,500	$54,250,000
ABN AMRO Incorporated	$11,250,000	$5,625,000	$9,450,000	$10,053,750	$11,625,000
Banc of America Securities LLC	$11,250,000	$5,625,000	$9,450,000	$10,053,750	$11,625,000
Barclays Capital Inc.	$11,250,000	$5,625,000	$9,450,000	$10,053,750	$11,625,000
Citigroup Global Markets Inc.......................	$11,250,000	$5,625,000	$9,450,000	$10,053,750	$11,625,000
Total..............................	$150,000,000	$75,000,000	$126,000,000	$134,050,000	$155,000,000

Bond Size Free Writing Prospectus

Bond-size terms, dated September 17, 2007 as filed pursuant to Rule 433 under the Securities Act:

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
$659.848MM
JOINT-LEADS: JPMS/ML   CO-MGRS: ABN/BOFA/BARCAP/CITI   *100% POT*

Cls	Amt ($mm)	Rtgs (M/S)	WAL	E.F.	L.F.	Bmrk/Level
A-1	150.000	A-1+/P-1	0.30	04/08	09/08	IntL + 11
A-2A	75.000	Aaa/AAA	1.00	07/09	04/10	EDSF + 50
A-2B	126.000	Aaa/AAA	1.00	07/09	04/10	1m L + 42
A-3A	134.050	Aaa/AAA	2.31	09/11	06/12	SWPS + 65
A-3B	155.000	Aaa/AAA	2.31	09/11	06/12	1m L + 47
B	19.798	A3/A	3.08	09/12	09/13	SWPS + 150

TARGET PRICING AT 3:15PM TODAY
PRICED TO 14% CPR AND 10% CLEAN UP CALL
EXPECTED SETTLEMENT: THURSDAY, SEPTEMBER 27th

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the toll-free number at 1-800-248-3580.

A written prospectus may also be obtained from your Merrill Lynch sales representative, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 07, New York NY or, in Canada, from Merrill Lynch Canada Inc., 181 Bay Street-Suite 400, Toronto, Ontario M4T 2A9.

This communication is intended for the sole use of the person or entity to whom it is provided by us.

Any legends, disclaimers or notices that appear below were automatically generated, are not applicable to this message, and should be disregarded.

Pricing Free Writing Prospectus

Pricing terms, dated September 17, 2007 as filed pursuant to Rule 433 under the Securities Act:

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
$659.848MM CFAT 2007-A
JOINT-LEADS: JPMS/ML   CO-MGRS: ABN/BOFA/BARCAP/CITI   *100% POT*

Cls	Amt ($mm)	Rtgs (M/S)	WAL	E.F.	L.F.	Bmrk/Level	YLD	Price	CPN
A-1	150.000	A-1+/P-1	0.30	04/08	09/08	IntL + 11		100.000000	5.67225
A-2A	75.000	Aaa/AAA	1.00	07/09	04/10	EDSF + 50	5.463	99.998275	5.40
A-2B	126.000	Aaa/AAA	1.00	07/09	04/10	1m L + 42		100.000000	
A-3A	134.050	Aaa/AAA	2.31	09/11	06/12	SWPS + 65	5.410	99.978427	5.34
A-3B	155.000	Aaa/AAA	2.31	09/11	06/12	1m L + 47		100.000000	
B	19.798	A3/A	3.08	09/12	09/13	SWPS + 150	6.268	99.978598	6.18

PRICED TO 14% CPR AND 10% CLEAN UP CALL
MERRILL LYNCH BILLS AND DELIVERS SETTLEMENT: THURSDAY, SEPTEMBER 27th FLAT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the toll-free number at 1-800-248-3580.

A written prospectus may also be obtained from your Merrill Lynch sales representative, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 07, New York NY or, in Canada, from Merrill Lynch Canada Inc., 181 Bay Street-Suite 400, Toronto, Ontario M4T 2A9.

This communication is intended for the sole use of the person or entity to whom it is provided by us.

Any legends, disclaimers or notices that appear below were automatically generated, are not applicable to this message, and should be disregarded.

Exhibit 1.2

Class B Note Underwriting Agreement

Caterpillar Financial Asset Trust 2007-A
Class B 6.18% Asset Backed Notes

September 17, 2007

Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

        1.   Introductory. Caterpillar Financial Funding Corporation, a Nevada corporation (the "Depositor"), proposes to cause Caterpillar Financial Asset Trust 2007-A (the "Issuing Entity") to issue $19,798,000 aggregate principal amount of Class B 6.18% Asset Backed Notes (the "Class B Notes") and to sell the Class B Notes to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"). The assets of the Issuing Entity will include, among other things, a pool of fixed-rate retail installment sale contracts and finance leases (the "Receivables") secured by new and used machinery manufactured primarily by Caterpillar Inc. ("Caterpillar"), including rights to receive certain payments with respect to such Receivables, and security interests in the machinery financed by the Receivables (the "Financed Equipment"), and the proceeds thereof. The Receivables will be transferred to the Issuing Entity by the Depositor. The Receivables will be serviced for the Issuing Entity by Caterpillar Financial Services Corporation, a Delaware corporation (the "Servicer" or "CFSC"). The Notes will be issued pursuant to the Indenture to be dated as of September 1, 2007 (as amended and supplemented from time to time, the "Indenture"), between the Issuing Entity and U.S. Bank National Association, a national banking association (the "Indenture Trustee").

        Simultaneously with the issuance and sale of the Class B Notes as contemplated herein, the Issuing Entity will issue $150,000,000 aggregate principal amount of Class A-1 5.67225% Asset Backed Notes (the "Class A-1 Notes"), $75,000,000 aggregate principal amount of Class A-2a 5.40% Asset Backed Notes (the "Class A-2a Notes"), $126,000,000 aggregate principal amount of Class A-2b Floating Rate Asset Backed Notes (the "Class A-2b Notes," and together with the Class A-2a Notes, the "Class A-2 Notes"), $134,050,000 aggregate principal amount of Class A-3a 5.34% Asset Backed Notes (the "Class A-3a Notes") and $155,000,000 aggregate principal amount of Class A-3b Floating Rate Asset Backed Notes (the "Class A-3b Notes," and together with the Class A-3a Notes, the "Class A-3 Notes," together with the Class A-1 Notes and the Class A-2 Notes, the "Class A Notes," and together with the Class B Notes, the "Notes") and Asset Backed Certificates (the "Certificates") each such certificate representing a fractional undivided interest in the Issuing Entity. The Class A Notes will be sold pursuant to an underwriting agreement (the "Class A Note Underwriting Agreement," together with this

Agreement, the "Underwriting Agreements") among the Depositor and the underwriters named in Schedule I thereto.

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Sale and Servicing Agreement to be dated as of September 1, 2007 (as amended and supplemented from time to time, the "Sale and Servicing Agreement"), among the Issuing Entity, the Depositor and the Servicer or, if not defined therein, in the Indenture or the Trust Agreement to be dated as of September 27, 2007 (as amended and supplemented from time to time, the "Trust Agreement"), between the Depositor and The Bank of New York (Delaware), a Delaware banking corporation, and an affiliate of The Bank of New York, a New York banking corporation, as owner trustee under the Trust Agreement (the "Owner Trustee").

2. Representations and Warranties of the Depositor and CFSC. Each of the Depositor and CFSC, with respect to itself only (except that any representation or warranty relating to the Issuing Entity is made by the Depositor on its behalf), and not with respect to the other, represents and warrants to and agrees with the Underwriter that:

(a) The Depositor meets the requirements for use of Form S-3 under the Securities Act of 1933, as amended (the "Act"), and has filed with the Securities and Exchange Commission (the "Commission") a registration statement (Registration No. 333-145491) on such Form S-3, including a prospectus and a form of prospectus supplement, for registration under the Act of the offering and sale of the Notes. Such registration statement has been declared effective by the Commission. Such registration statement, as amended as of the time it became effective (including without limitation each deemed effective date and time in accordance with Rule 430B(f) under the Act (the "Effective Time")), including all material incorporated by reference therein and all information deemed to be part thereof pursuant to Rule 430B under the Act is hereinafter referred to as the "Registration Statement." The Depositor has filed with the Commission pursuant to Rule 424(b) under the Act a preliminary prospectus supplement dated September 17, 2007 relating to the sale of the Notes (including the static pool information required to be disclosed pursuant to Item 1105 of Regulation AB under the Act, without regard to whether such information is deemed to be a part of the prospectus under Item 1105(d) of Regulation AB under the Act, the "Preliminary Prospectus Supplement") accompanied by the base prospectus dated September 17, 2007 (the "Basic Prospectus"; together with the Preliminary Prospectus Supplement, the "Preliminary Prospectus"). The Depositor proposes to file with the Commission pursuant to Rule 424(b) under the Act a final prospectus supplement relating to the sale of the Notes (including the static pool information required to be disclosed pursuant to Item 1105 of Regulation AB under the Act, without regard to whether such information is deemed to be a part of the prospectus under Item 1105(d) of Regulation AB under the Act, the "Prospectus Supplement") to the Basic Prospectus (together with the Prospectus Supplement, the "Prospectus").

For purposes of this Agreement, "Effective Date" means the date of the Effective Time. "Execution Time" shall mean the date and time that this Agreement is executed and delivered by the parties hereto. The term "Contract of Sale" shall have the meaning given such term in Rule 159 of the Act and all Commission guidance relating to Rule 159 of the Act. "Rule 424" refers to such rule under the Act. Any reference herein to the Registration Statement, the Prospectus, the Preliminary Prospectus or any Prospectus Supplement shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 12 of Form S-3 which were filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on or before the Effective Date of the Registration Statement or the issue date of the Prospectus, the Preliminary Prospectus or any Prospectus Supplement, as the case may be; and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Prospectus, the Preliminary Prospectus or any Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement, or the issue date of the Prospectus, the Preliminary Prospectus Supplement or any Prospectus Supplement, as the case may be, and on or prior to the Closing Date (as defined below) deemed to be incorporated therein by reference. The Depositor has included in the Registration Statement, as amended at the Effective Time, all information required by the Act and the rules thereunder to be included in the Prospectus with respect to the Notes and the offering thereof.

(b) The Registration Statement, at the Effective Time, and the Preliminary Prospectus, when filed with the Commission, complied in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and the respective rules and regulations of the Commission thereunder (the "Rules and Regulations") and of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").   The Prospectus when first filed with the Commission will comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act, the Rules and Regulations and the rules and regulations of ERISA.   The Registration Statement, at the Effective Time, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; the Preliminary Prospectus, together with the "free writing prospectus" in the form attached as Annex A (the "Bond Size Free Writing Prospectus"), at 3:15 p.m., New York time, on September 17, 2007, which is the time when Contracts of Sale with respect to the Notes were first made (the "Time of Sale") did not include any untrue statement of a material fact or omit (except pricing information to be included in the Prospectus Supplement) to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Prospectus as of its date, as of the date of any amendment or supplement thereto and as of the Closing Date will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Depositor makes no representation or warranty as to the information contained in or omitted from the Registration Statement, the Preliminary Prospectus or the Prospectus in reliance upon and in conformity with information furnished in writing to the Depositor by any Underwriter through the Representatives specifically for use in connection with preparation of the Registration Statement, the Preliminary Prospectus or the Prospectus.

(c) Since the respective dates as of which information is given in the Registration Statement, the Preliminary Prospectus and the Prospectus, (i) there has not been any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, business, management, financial condition, stockholders' equity, results of operations, regulatory status or business prospects of the Depositor or CFSC, and (ii) neither the Depositor nor CFSC has entered into any transaction or agreement (whether or not in the ordinary course of business) material to it that, in either case, would reasonably be expected to materially adversely affect the interests of the holders of the Notes, other than as set forth or contemplated in the Preliminary Prospectus and the Prospectus.

(d) The computer tape of the Receivables created as of September 1, 2007, and made available to the Underwriter by the Servicer, was complete and accurate as of the date thereof and includes a description of the Receivables that are described in Schedule A to the Sale and Servicing Agreement.

(e) Each of the Depositor and CFSC is duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation and is qualified to transact business in and is in good standing under the laws of each state in which its activities require such qualification, and has full power, authority and legal right to own its properties and conduct its business as such properties are presently owned and such business is presently conducted.

(f) This Agreement has been duly authorized, executed and delivered by each of the Depositor and CFSC.

(g) On the date of this Agreement and on the Closing Date, the representations and warranties of CFSC and the Depositor in each of the Basic Documents to which they are a party will be true and correct, except for representations and warranties which relate to a specific time, which shall be true and correct as of such time.

(h) CFSC's sale, transfer, assignment, set over and conveyance of the Receivables to the Depositor as of the Closing Date will vest in the Depositor all of CFSC's right, title and interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(i) The Depositor's sale, transfer, assignment, set over and conveyance of the Receivables to the Issuing Entity as of the Closing Date will vest in the Issuing Entity all of the Depositor's right, title and interest therein or a first priority perfected security interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(j) The Issuing Entity's grant of a security interest in the Receivables to the Indenture Trustee pursuant to the Indenture will vest in the Indenture Trustee, for the benefit of the Noteholders, a first priority perfected security interest therein, subject to no prior lien, mortgage, security interest, pledge, adverse claim, charge or other encumbrance.

(k) When the Class B Notes have been duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, authenticated by the Indenture Trustee in accordance with the Indenture and delivered and paid for pursuant to this Agreement, the Class B Notes will be duly issued, will constitute legal, valid and binding obligations of the Issuing Entity enforceable against the Issuing Entity in accordance with their terms and will be entitled to the benefits and security afforded by the Indenture, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(l) Each of CFSC and the Depositor has the power and authority to execute and deliver this Agreement and to carry out the terms of this Agreement.

(m)The execution, delivery and performance of this Agreement and the consummation by each of CFSC and the Depositor of the transactions contemplated hereby shall not conflict with, result in any breach of any of the terms and provisions of or constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of such party, or any indenture, agreement or other instrument to which such party is a party or by which it is bound, or violate any law, order, rule or regulation applicable to such party of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over such party or any of its properties; and, except for the registration of the Class B Notes under the Act, the qualification of the Indenture under the Trust Indenture Act and such consents, approvals, authorizations, registrations or qualifications as may be required under the Exchange Act and applicable state securities laws in connection with the purchase and distribution of the Class B Notes by the Underwriter, no permit, consent, approval of, or declaration to or filing with, any governmental authority is required to be obtained by such party in connection with its execution, delivery and performance of this Agreement or its consummation of the transactions contemplated hereby.

(n) There are no proceedings or investigations pending or, to CFSC's or the Depositor's knowledge, no proceeding or investigations threatened, against such party before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality having jurisdiction over such party or its properties (i) asserting the invalidity of this Agreement or any of the Notes, (ii) seeking to prevent the issuance of any of the Notes or the consummation of any of the transactions contemplated by this Agreement, (iii) seeking any determination or ruling that might materially and adversely affect the performance by such party of its obligations under, or the validity or enforceability of, the Notes or this Agreement, or (iv) that may adversely affect the federal or state income, excise, franchise or similar tax attributes of the Notes.

(o) There are no contracts or other documents which are required to be described in the Preliminary Prospectus or the Prospectus or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations and which have not been so described or filed.

(p) The Depositor (i) is not in violation of its certificate of incorporation or by-laws, (ii) is not in default, in any material respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the Depositor's due performance or observance of any term, covenant or condition contained in any indenture, agreement, mortgage, deed of trust or other instrument to which the Depositor is a party or by which the Depositor is bound or to which any of the Depositor's property or assets is subject or (iii) is not in violation in any respect of any law, order, rule or regulation applicable to the Depositor or any of the Depositor's property of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over it or any of its property, except any violation or default that would not have a material adverse effect on the condition (financial or otherwise), results of operations, business or prospects of the Depositor.

(q) The Basic Documents conform in all material respects with the descriptions thereof contained in the Registration Statement, the Preliminary Prospectus and the Prospectus.

(r) Neither the Issuing Entity nor the Depositor is an "investment company" or under the "control" of an "investment company" within the meaning thereof as defined in the Investment Company Act of 1940, as amended.

(s) Other than the Preliminary Prospectus and the Prospectus, neither the Depositor nor the Servicer (including their respective agents and representatives other than the Underwriter in its capacity as such) has made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) that constitutes an offer to sell or solicitation of an offer to buy the Notes.

(t) On the date on which the first bona fide offer of the Notes was made, the Depositor was not an "ineligible issuer," as defined in Rule 405 of the Rules and Regulations.

3. <u>Purchase, Sale, and Delivery of the Class B Notes</u>. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Depositor agrees to sell to the Underwriter, and the Underwriter agrees to purchase from the Depositor, at a purchase price of 99.558598% of the principal amount thereof, $19,798,000 in principal amount of the Class B Notes. Delivery of and payment for the Class B Notes shall be made at the office of Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, California 94105 on September 27, 2007 (the "<u>Closing Date</u>"). Delivery of the Class B Notes shall be made against payment of the purchase price in immediately available funds drawn to the order of the Depositor. The Class B Notes to be so delivered will be initially represented by one or more Class B Notes registered in the name of "Cede & Co.," the nominee of The Depository Trust Company ("<u>DTC</u>"). The interests of beneficial owners of the Class B Notes will be represented by book entries on the records of DTC and participating members thereof. Definitive Class B Notes will be available only under limited circumstances set forth in the Indenture.

4. <u>Offering by Underwriter</u>. It is understood that the Underwriter proposes to offer the Class B Notes for sale to the public (which may include selected dealers) as set forth in the Preliminary Prospectus and the Prospectus.

5. <u>Covenants of the Depositor</u>. The Depositor covenants and agrees with the Underwriter that:

(a) The Depositor will prepare a Prospectus Supplement setting forth the terms of the Notes not specified in the Preliminary Prospectus Supplement, including the price at which the Notes are to be purchased by the Underwriter, the initial public offering price, the selling concessions and allowances, and such other information as the Depositor deems appropriate and shall furnish a copy to the Underwriter in accordance with Section 5(b) of this Agreement. The

Depositor will transmit the Prospectus to the Commission pursuant to Rule 424(b) by a means reasonably calculated to result in filing that complies with all applicable provisions of Rule 424(b). The Depositor will advise the Underwriter promptly of any such filing pursuant to Rule 424(b). The Depositor will transmit the Bond Size Free Writing Prospectus and the "free writing prospectus" in the form attached as Annex B hereto (the "Pricing Free Writing Prospectus") to the Commission pursuant to Rule 433(d) by a means reasonably calculated to result in filing that complies with all applicable provisions of Rule 433(d).

(b) Prior to the termination of the offering of the Notes, the Depositor will not file any amendment of the Registration Statement or supplement to the Prospectus unless the Depositor has furnished the Underwriter with a copy for its review prior to filing and will not file any such proposed amendment or supplement to which the Underwriter reasonably objects. Subject to the foregoing sentence, if filing of a supplement to the Prospectus is otherwise required under Rule 424(b), the Depositor will file the supplement to the Prospectus, properly completed, with the Commission pursuant to and in accordance with the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Underwriter of such timely filing.

(c) The Depositor will advise the Underwriter promptly of any proposal to amend or supplement the Registration Statement or the Prospectus, and will not effect such amendment or supplement without the Underwriter's consent, which consent will not unreasonably be withheld. The Depositor will also advise the Underwriter promptly of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus or for any additional information and the Depositor will also advise the Underwriter promptly of any amendment or supplement to the Registration Statement or the Prospectus and of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the institution or threat of any proceeding for that purpose, and the Depositor will use its best efforts to prevent the issuance of any such stop order and to obtain as soon as possible the lifting of any issued stop order.

(d) If, at any time when a prospectus relating to the Notes is required to be delivered under the Act (including delivery as contemplated by Rule 172 under the Act), any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or supplement the Prospectus to comply with the Act or the Exchange Act or the respective Rules and Regulations thereunder, the Depositor promptly will notify the Underwriter and will prepare and file, or cause to be prepared and filed, with the Commission, subject to the first sentence of paragraph (b) of this Section 5, an amendment or supplement that will correct such statement or omission, or effect such compliance. Any such filing shall not operate as a waiver or limitation on any right of the Underwriter hereunder.

(e) The Depositor will furnish to the Underwriter copies of the Registration Statement (one of which will be signed and will include all exhibits), the Preliminary Prospectus, the Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriter requests.

(f) The Depositor will assist the Underwriter in arranging for the qualification of the Notes for sale and determination of their eligibility for investment under the laws of such jurisdictions in the United States, or as necessary to qualify for Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, as the Underwriter designates and will continue to assist the Underwriter in maintaining such qualifications in effect so long as required for the distribution; provided, however, that neither the Depositor nor CFSC shall be required to qualify to do business in any jurisdiction where it is now not qualified or to take any action which would subject it to general or unlimited service of process in any jurisdiction in which it is now not subject to service of process.

(g) For a period from the date of this Agreement until the retirement of the Notes, or until such time as the Underwriter shall cease to maintain a secondary market in the Notes, whichever occurs first, the Depositor will deliver to the Underwriter the annual statements of compliance and the annual independent certified public accountants' reports furnished to the Owner Trustee or the Indenture Trustee pursuant to the Sale and Servicing Agreement, as soon as such statements and reports are furnished to the Owner Trustee or the Indenture Trustee.

(h) So long as any of the Notes are outstanding, the Depositor will furnish to the Underwriter (i) as soon as practicable after the end of the fiscal year all documents required to be distributed to Noteholders or filed with the Commission pursuant to the Exchange Act or any order of the Commission thereunder and (ii) from time to time, any other information concerning the Depositor filed with any government or regulatory authority which is otherwise publicly available, as the Underwriter may reasonably request.

(i) On or before the Closing Date, the Depositor shall cause the computer records of the Depositor and the Servicer relating to the Receivables to be marked to show the Issuing Entity's absolute ownership of the Receivables, and from and after the Closing Date neither the Depositor nor the Servicer shall take any action inconsistent with the Issuing Entity's ownership of such Receivables, other than as permitted by the Sale and Servicing Agreement.

(j) To the extent, if any, that the rating provided with respect to the Notes by the rating agency or agencies that initially rate the Notes is conditional upon the furnishing of documents or the taking of any other actions by the Depositor, the Depositor shall furnish such documents and take any such other actions.

(k) For the period beginning on the date of this Agreement and ending seven days after the Closing Date, unless waived by the Underwriter, none of the Depositor, CFSC or any trust originated, directly or indirectly, by the Depositor or CFSC will offer to sell or sell notes (other than the Notes) collateralized by, or certificates (other than the Certificates) evidencing an ownership interest in, receivables generated pursuant to fixed-rate retail installment sale contracts or finance leases and secured by equipment similar to the Financed Equipment.

(l) The Depositor and CFSC each will deliver to the Underwriter, all opinions, certificates and other documents or information delivered by it to the Owner Trustee and the Indenture Trustee at the time such opinions, certificates and other documents or information are delivered to the Owner Trustee or the Indenture Trustee pursuant to the Sale and Servicing

Agreement and the Purchase Agreement with respect to perfection and priority of CFSC's interest in the Receivables.

6. <u>Payment of Expenses</u>. The Depositor will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the printing and filing of the Registration Statement as originally filed and of each amendment thereto, (ii) the preparation, issuance and delivery of the Notes to the Underwriter, (iii) the fees and disbursements of the Depositor's counsel and accountants, (iv) the qualification of the Notes under securities laws in accordance with the provisions of Section 5(f) of this Agreement, including filing fees and the fees and disbursements of counsel in connection therewith and in connection with the preparation of any blue sky or legal investment survey, (v) the printing and delivery to the Underwriter of copies of the Registration Statement as originally filed and of each amendment thereto, of the Preliminary Prospectus, of the Prospectus and of each amendment or supplement thereto, (vi) the printing and delivery to the Underwriter of copies of any blue sky or legal investment survey prepared in connection with the Notes, (vii) any fees charged by rating agencies for the rating of the Notes, (viii) the fees and expenses, if any, incurred with respect to any filing with the Financial Industry Regulatory Authority and (ix) the fees and expenses of Orrick, Herrington & Sutcliffe LLP in its role as counsel to the Issuing Entity incurred as a result of providing the opinions required by Sections 7(e) and (f) hereof.

7. <u>Conditions of the Obligations of the Underwriter</u>. The obligations of the Underwriter to purchase and pay for the Class B Notes will be subject to the accuracy of the representations and warranties on the part of the Depositor and CFSC herein, to the accuracy of the statements of officers of the Depositor and CFSC made pursuant to the provisions hereof, to the performance by the Depositor of its obligations hereunder and to the following additional conditions precedent:

(a) The Registration Statement shall be effective at the Execution Time, and prior to the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Depositor or the Underwriter, shall be contemplated by the Commission or by any authority administering any state securities or blue sky law.

(b) Each of the Preliminary Prospectus and the Prospectus and any supplements thereto shall have been filed (if required) with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. The Bond Size Free Writing Prospectus and the Pricing Free Writing Prospectus shall have been filed with the Commission in accordance with Rule 433(d) of the Rules and Regulations.

(c) On or prior to the date of this Agreement and on or prior to the Closing Date, the Underwriter shall have received a letter or letters, dated as of the date of this Agreement and as of the Closing Date, respectively, of PricewaterhouseCoopers LLP, independent public accountants, substantially in the form of the drafts to which the Underwriter has previously agreed and otherwise in form and substance satisfactory to the Underwriter and its counsel.

(d) Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development involving a prospective change, in or affecting particularly the business or properties of the Issuing Entity, the Depositor or the Servicer which, in the judgment of the Underwriter, materially impairs the investment quality of the Notes or makes it impractical or inadvisable to market the Notes; (ii) any suspension or limitation of trading in securities generally on the New York Stock Exchange or the over-the-counter market, or any setting of minimum prices for trading on such exchange, or a material disruption in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe; (iii) any suspension of trading of any securities of Caterpillar or CFSC on any exchange or in the over-the-counter market; (iv) any banking moratorium declared by Federal, Delaware or New York authorities; or (v) any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress, or any other substantial national or international calamity or emergency if, in the judgment of the Underwriter, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with the offering, sale of and payment for the Notes.

(e) The Underwriter shall have received opinions of Davis G. Reese, Esq., Senior Corporate Attorney of CFSC, Orrick, Herrington & Sutcliffe LLP and Boult, Cummings, Conners & Berry PLC, counsel to CFSC, the Depositor and the Issuing Entity and such other counsel acceptable to the Underwriter addressed to the Underwriter, dated the Closing Date and satisfactory in form and substance to the Underwriter and its counsel, substantially to the effect that:

(i)   CFSC has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its properties and conduct its business, as presently owned and conducted by it, and to enter into and perform its obligations under the Underwriting Agreements, the Administration Agreement, the Purchase Agreement and the Sale and Servicing Agreement and had at all times, and now has, the power, authority and legal right to acquire, own and sell the Receivables.

(ii)   The Depositor has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Nevada with full corporate power and authority to own its properties and conduct its business, as presently owned and conducted by it, and to enter into and perform its obligations under the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement and the Administration Agreement and had at all times, and now has, the power, authority and legal right to acquire, own and sell the Receivables.

(iii)   CFSC is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would render any Receivable unenforceable by the Depositor, the Owner Trustee or the Indenture Trustee.

(iv)   The Depositor is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would have a material adverse effect on the Receivables as a whole.

(v) When the Certificates have been duly executed, authenticated and delivered by the Owner Trustee in accordance with the Trust Agreement and delivered to the Depositor pursuant to the Sale and Servicing Agreement, the Certificates will be legally issued, fully paid and nonassessable obligations of the Issuing Entity and will be entitled to the benefits of the Trust Agreement.

(vi) When the Notes have been duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, authenticated by the Indenture Trustee in accordance with the Indenture and delivered and paid for pursuant to the Underwriting Agreements, the Notes will be duly issued, will constitute legal, valid and binding obligations of the Issuing Entity enforceable against the Issuing Entity in accordance with their terms and will be entitled to the benefits and security afforded by the Indenture, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(vii) Each of the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement and the Administration Agreement has been duly authorized, executed and delivered by the Depositor, and is a legal, valid and binding obligation of the Depositor enforceable against the Depositor in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(viii) The Underwriting Agreements have been duly authorized, executed and delivered by each of the Depositor and CFSC.

(ix) Each of the Administration Agreement, the Purchase Agreement and the Sale and Servicing Agreement has been duly authorized, executed and delivered by CFSC and is a legal, valid and binding obligation of CFSC enforceable against CFSC in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, conservatorship, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(x) Neither the sale, transfer, assignment, set over and conveyance of the Receivables from CFSC to the Depositor, nor the sale, transfer, assignment, set over and conveyance of the Receivables from the Depositor to the Issuing Entity, nor the grant of a security interest in the Trust Estate by the Issuing Entity to the Indenture Trustee, nor the assignment by the Depositor of its right, title and interest in the Purchase Agreement to the Issuing Entity, nor the grant of the security interest in the

Collateral to the Indenture Trustee pursuant to the Indenture, nor the execution and delivery of the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Sale and Servicing Agreement or the Administration Agreement by the Depositor, nor the execution of the Underwriting Agreements, the Administration Agreement, the Purchase Agreement or the Sale and Servicing Agreement by CFSC, nor the consummation of any transactions contemplated in the Underwriting Agreements, the Purchase Agreement, the Trust Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement or the Sale and Servicing Agreement (such agreements, excluding the Underwriting Agreements, being for purposes of this clause (x) and elsewhere herein, as applicable, collectively, the "Basic Documents"), nor the fulfillment of the terms thereof by CFSC, the Depositor or the Issuing Entity, as the case may be, will (1) conflict with, or result in a breach, violation or acceleration of, or constitute a default under, any term or provision of the certificate of incorporation or bylaws of CFSC or the Depositor or, to the best of such counsel's knowledge after due inquiry, of any indenture or other agreement or instrument to which CFSC or the Depositor is a party or by which either of them is bound, or (2) result in a violation of or contravene the terms of any statute, order or regulation applicable to CFSC or the Depositor of any court, regulatory body, administrative agency or governmental body having jurisdiction over either of them.

(xi)   There are no actions, proceedings or investigations pending or, to the best of such counsel's knowledge, threatened before any court, administrative agency, or other tribunal (1) asserting the invalidity of the Issuing Entity or any of the Basic Documents, (2) seeking to prevent the consummation of any of the transactions contemplated by any of the Basic Documents or the execution and delivery thereof, or (3) that could reasonably be expected to materially and adversely affect the performance (A) by CFSC of its obligations under, or the validity or enforceability of, the Underwriting Agreements, the Administration Agreement, the Purchase Agreement or the Sale and Servicing Agreement, (B) by the Depositor of its obligations under, or the validity or enforceability of, the Underwriting Agreements, the Purchase Agreement, the Trust Agreement or the Sale and Servicing Agreement, or (C) by the Servicer of its obligations under, or the validity or enforceability of, the Sale and Servicing Agreement.

(xii)   To the best knowledge of such counsel, no default exists and no event has occurred which, with notice, lapse of time or both, would constitute a default in the due performance and observance of any term, covenant or condition of any agreement to which CFSC or the Depositor is a party or by which either of them is bound, which default is or would have a material adverse effect on the financial condition, earnings, business or properties of CFSC and its subsidiaries, taken as a whole.

(xiii)   The Assignment (as defined in the Purchase Agreement) dated as of the Closing Date from CFSC to the Depositor has been duly authorized, executed and delivered by CFSC.

(xiv)   Should CFSC become the debtor in a case under the Bankruptcy Code, if the matter were properly briefed and presented to a court, the court should hold that (1) the transfer of the Receivables by CFSC to the Depositor in the manner set forth in the Purchase Agreement would constitute an absolute sale of the Receivables, rather than a borrowing by CFSC secured by the Receivables, and thus (2) the Depositor's rights to the Receivables would not be impaired by the operation of Section 362(a) of the Bankruptcy Code.

(xv)   Should CFSC become the debtor in a case under the Bankruptcy Code, and the Depositor would not otherwise properly be a debtor in a case under the Bankruptcy Code, and if the matter were properly briefed and presented to a court exercising bankruptcy jurisdiction, the court, exercising reasonable judgment after full consideration of all relevant factors, would not order, over the objection of the Certificateholders or the Noteholders, the substantive consolidation of the assets and liabilities of the Depositor with those of CFSC based on any legal theories currently subscribed to by federal courts exercising bankruptcy jurisdiction.

(xvi)   Such counsel is familiar with the Servicer's standard operating procedures relating to the Servicer's acquisition of a perfected first priority security interest in the equipment financed by the Servicer pursuant to equipment installment sale contracts in the ordinary course of the Servicer's business. Assuming that the Servicer's standard procedures have been followed with respect to the perfection of security interests in the Financed Equipment (and such counsel has no reason to believe that such procedures have not been followed), the Servicer has acquired or will acquire a perfected first priority security interest in the Financed Equipment.

(xvii)   The Purchase Agreement grants to the Depositor a valid security interest in CFSC's rights in the Receivables and the proceeds thereof. The Sale and Servicing Agreement grants to the Issuing Entity a valid security interest in the Depositor's rights in the Receivables and the proceeds thereof. The Indenture grants to the Indenture Trustee a valid security interest in the Issuing Entity's rights in the Receivables and the proceeds thereof.

(xviii) The Receivables are tangible chattel paper as defined in the Uniform Commercial Code (the "UCC").

(xix)   Immediately prior to the transfer of the Receivables and the proceeds thereof to the Issuing Entity, the Depositor had a first priority perfected security interest in the Receivables and the proceeds thereof. Immediately prior to the transfer of the Receivables and the proceeds thereof to the Indenture Trustee, the Issuing Entity had a first priority perfected security interest in the Receivables and the proceeds thereof. The Indenture Trustee has a first priority perfected security interest in the Receivables and the proceeds thereof. The opinion covered by this paragraph (xix) shall be subject to customary UCC exceptions and qualifications.

(xx)   The statements in each of the Preliminary Prospectus and the Prospectus under the headings "Risk Factors—The notes may suffer losses if other liens have priority over the lien of the indenture," "Risk Factors—Bankruptcy of Cat Financial or a dealer could result in delays in payment or losses on the notes" and "Certain Legal Aspects of the Receivables" to the extent they constitute matters of law or legal conclusions with respect thereto, are correct in all material respects.

(xxi)   The statements contained in each of the Preliminary Prospectus and the Prospectus and any supplement thereto under the headings "Description of the Notes," "Description of the Certificates" and "Description of the Transfer and Servicing Agreements," insofar as such statements constitute a summary of the Notes, the Certificates, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement, the Sale and Servicing Agreement, the Purchase Agreement and the Trust Agreement, are a fair and accurate summary of the matters referred to therein.

(xxii)   No consent, approval, authorization or order of, or filing with, any court or governmental agency or body is required for the consummation of the transactions contemplated in the Basic Documents, except for such filings with respect to the transfer of the Receivables to the Depositor pursuant to the Purchase Agreement and the transfer of the Receivables to the Issuing Entity pursuant to the Sale and Servicing Agreement and as may be required under state securities or Blue Sky laws of various jurisdictions.

(xxiii) All actions required to be taken and all filings required to be made under the Act prior to the sale of the Notes have been duly taken or made.

(xxiv)   The Trust Agreement is not required to be qualified under the Trust Indenture Act and the Issuing Entity is not required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

(xxv)   The Indenture has been duly qualified under the Trust Indenture Act.

(xxvi)   The Depositor is not, and will not as a result of the offer and sale of the Notes as contemplated in the Preliminary Prospectus, the Prospectus and the Underwriting Agreements become, an "investment company" as defined in the Investment Company Act or a company "controlled by" an "investment company" within the meaning of the Investment Company Act.

(xxvii) The Registration Statement is effective under the Act, any required filing of the Preliminary Prospectus and the Prospectus and any supplements thereto pursuant to Rule 424(b) has been or will be made in the manner and within the time period required by Rule 424(b), and, to the best knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Act, and the Registration Statement and the Prospectus, and each amendment or supplement thereto, as of their respective effective or issue dates, complied as to form in all material respects with the requirements of the Act, the Exchange Act, the Trust Indenture Act and the Rules and Regulations.

(xxviii) Nothing has come to such counsel's attention that would lead such counsel to believe that the Preliminary Prospectus, together with the Bond Sizing Free Writing Prospectus, as of the Time of Sale contained any untrue statement of a material fact or omitted (except pricing information to be included in the Prospectus Supplement) to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need not express any view).

(xxix) Nothing has come to such counsel's attention that would lead such counsel to believe that the Registration Statement or the Prospectus or any amendment or supplement thereto as of the respective dates thereof and as of the Closing Date (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need not express any view) contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading.

(xxx) The Issuing Entity has been duly formed and is validly existing as a statutory trust and is in good standing under the laws of the State of Delaware, with full power and authority to execute, deliver and perform its obligations under the Sale and Servicing Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Administration Agreement, the Notes and the Certificates.

(xxxi) The Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration Agreement have been duly authorized and, when duly executed and delivered by the Owner Trustee on behalf of the Issuing Entity, will constitute the legal, valid and binding obligations of the Issuing Entity, enforceable against the Issuing Entity in accordance with their terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(xxxii) The Servicer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware with full corporate power and authority to own its properties and conduct its business, as presently conducted by it, and to enter into and perform its obligations under the Sale and Servicing Agreement, and had at all relevant times, and now has, the power, authority and legal right to acquire, own, sell and service the Receivables.

(xxxiii) The Servicer is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals in each jurisdiction in which failure to qualify or to obtain such license or approval would render any Receivable unenforceable by the Depositor, the Owner Trustee or the Indenture Trustee.

(xxxiv) The Sale and Servicing Agreement has been duly authorized, executed and delivered by the Servicer, and is the legal, valid and binding obligation of the Servicer enforceable against the Servicer in accordance with its terms, except (x) the enforceability thereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(xxxv) Neither the execution and delivery of the Sale and Servicing Agreement by the Servicer, nor the consummation of any transactions contemplated in the Underwriting Agreements or the Basic Documents, nor the fulfillment of the terms thereof by the Servicer will conflict with, or result in a breach, violation or acceleration of, or constitute a default under, any term or provision of the certificate of incorporation or bylaws of the Servicer or of any indenture or other agreement or instrument to which the Servicer is a party or by which it is bound, or result in a violation of or contravene the terms of any statute, order or regulation applicable to the Servicer of any court, regulatory body, administrative agency or governmental body having jurisdiction over it.

(xxxvi) To the best knowledge of such counsel, no default exists and no event has occurred which, with notice, lapse of time or both, would constitute a default in the due performance and observance of any term, covenant or condition of any agreement to which the Servicer is a party or by which it is bound, which default is or would have a material adverse effect on the financial condition, earnings, business or properties of the Servicer and its subsidiaries, taken as a whole.

Such counsel shall also opine as to such other matters as the Underwriter may reasonably request. The opinions set forth in clauses (xiv), (xv) and (xix) of this Section 7(e) shall be given by Orrick, Herrington & Sutcliffe LLP or such other outside counsel to CFSC, the Depositor and the Issuing Entity as may be acceptable to the Underwriter.

(f) The Underwriter shall have received an opinion addressed to it of Orrick, Herrington & Sutcliffe LLP in its capacity as Special Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the statements in each of the Preliminary Prospectus and the Prospectus under the headings "Summary of the Notes and the Transaction Structure—Tax Status" (to the extent relating to Federal income tax consequences) and "Federal Income Tax Consequences" accurately describe the material Federal income tax consequences to holders of the Notes, the statements in each of the Preliminary Prospectus and the Prospectus under the heading "Legal Investment," to the extent that they constitute statements of matters of law or legal conclusions with respect thereto, have been prepared or reviewed by such counsel and accurately describe the material consequences to holders of the Class A-1 Notes under the Investment Company Act, and the statements in each of the Preliminary Prospectus and the Prospectus under the heading "ERISA Considerations," to the extent that they constitute statements of matters of law or legal conclusions with respect thereto, have been prepared or reviewed by such counsel and accurately describe the material consequences to holders of the Notes under ERISA.

(g) The Underwriter shall have received an opinion addressed to it of Boult, Cummings, Conners & Berry PLC in its capacity as Special Tennessee Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the statements in each of the Preliminary Prospectus and the Prospectus under the heading "Summary of the Notes and the Transaction Structure—Tax Status" (to the extent relating to Tennessee income tax consequences) and in each of the Preliminary Prospectus and the Prospectus under the heading "Certain State Tax

Considerations" accurately describe the material income tax consequences in the State of Tennessee to holders of the Notes.

(h) The Underwriter shall have received an opinion addressed to it of Lionel Sawyer & Collins in its capacity as Special Nevada Tax Counsel for the Issuing Entity, dated the Closing Date, substantially to the effect that the Issuing Entity would not be subject to taxation in Nevada.

(i) The Underwriter shall have received an opinion addressed to it of Simpson Thacher & Bartlett LLP in its capacity as Special Counsel to the Underwriter, dated the Closing Date, with respect to the validity of the Notes and such other related matters as the Underwriter shall require and the Depositor shall have furnished or caused to be furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(j) The Underwriter shall have received an opinion addressed to it, the Depositor and the Servicer of Dorsey & Whitney LLP in its capacity as counsel to the Indenture Trustee, dated the Closing Date, in form and substance satisfactory to the Underwriter.

(k) The Underwriter shall have received an opinion addressed to it, the Depositor and the Servicer of Richards, Layton & Finger, counsel to the Owner Trustee, and such other counsel acceptable to the Underwriter and its counsel, dated the Closing Date and satisfactory in form and substance to the Underwriter and its counsel, when taken together, substantially to the effect that:

(i) The Owner Trustee has been duly incorporated and is validly existing as a banking corporation in good standing under the laws of the State of Delaware.

(ii) The Owner Trustee has full corporate trust power and authority to enter into and perform its obligations under the Trust Agreement and, on behalf of the Issuing Entity, under the Indenture, the Sale and Servicing Agreement, the Interest Rate Swap Agreement(s) and the Administration Agreement.

(iii) The execution and delivery of the Trust Agreement and, on behalf of the Issuing Entity, of the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement, the Administration Agreement, the Certificates and the Notes and the performance by the Owner Trustee of its obligations under the Trust Agreement, the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration Agreement have been duly authorized by all necessary corporate action of the Owner Trustee and each has been duly executed and delivered by the Owner Trustee.

(iv) The Trust Agreement, the Sale and Servicing Agreement, the Indenture and the Administration Agreement constitute valid and binding obligations of the Owner Trustee enforceable against the Owner Trustee in accordance with their terms under the laws of the State of New York and the State of Delaware and the Federal law of the United States of America.

(v)   The execution and delivery by the Owner Trustee of the Trust Agreement and, on behalf of the Issuing Entity, of the Indenture, the Interest Rate Swap Agreement(s), the Sale and Servicing Agreement and the Administration Agreement do not require any consent, approval or authorization of, or any registration or filing with, any Delaware or United States Federal governmental authority having jurisdiction over the trust power of the Owner Trustee, other than those consents, approvals or authorizations as have been obtained and the filing of the Certificate of Trust with the Secretary of State of the State of Delaware.

(vi)   The Owner Trustee has duly executed, authenticated and delivered the Certificates, and has duly executed and delivered the Notes, issued on the Closing Date on behalf of the Issuing Entity.

(vii)   The execution and delivery by the Owner Trustee of the Trust Agreement and, on behalf of the Issuing Entity, the Sale and Servicing Agreement, the Indenture, the Interest Rate Swap Agreement(s) and the Administration Agreement and the performance by the Owner Trustee of its obligations thereunder, do not conflict with, result in a breach or violation of or constitute a default under, the articles of association or bylaws of the Owner Trustee.

(l) The Underwriter shall have received an opinion addressed to it, the Depositor and the Servicer of counsel to the Swap Counterparty acceptable to the Underwriter, dated the Closing Date, in form and substance satisfactory to the Underwriter.

(m) The Underwriter shall have received certificates dated the Closing Date of any two of the Chairman of the Board, the President, the Executive Vice President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, the principal financial officer or the principal accounting officer of each of the Depositor and CFSC, in its individual capacity and as Servicer, in which such officers shall state that, to the best of their knowledge after reasonable investigation, (i) the representations and warranties of the Depositor, CFSC and/or the Servicer, as the case may be, contained in this Agreement, the Trust Agreement, Purchase Agreement and the Sale and Servicing Agreement, as applicable, are true and correct, that the Depositor, CFSC and/or the Servicer, as the case may be, has complied with all agreements and satisfied all conditions on its part to be performed or satisfied under such agreements at or prior to the Closing Date, that no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission and (ii) no material adverse change in or affecting particularly the business or properties of the Issuing Entity, the Depositor, CFSC and/or the Servicer, as the case may be, has occurred.

(n) The Underwriter shall have received evidence satisfactory to it of the filing of all UCC financing statements necessary to perfect the transfer of the interest of CFSC in the Receivables and the proceeds thereof to the Depositor, the transfer of the interest of the Depositor in the Receivables and the proceeds thereof to the Issuing Entity and the grant of the security interest by the Issuing Entity in the Receivables and the proceeds thereof to the Indenture Trustee.

(o) The Class B Notes shall have been rated at least "A" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and at least "A3" by Moody's Investors Service, Inc., and in each case shall not have been placed on any creditwatch or review with a negative implication for downgrade.

(p) The issuance of the Notes and the Certificates shall not have resulted in a reduction or withdrawal by any Rating Agency of the current rating of any outstanding securities issued by the Depositor or any of its affiliates or by any trust established by the Depositor or any of its affiliates.

(q) On the Closing Date, the Class A Notes shall have been issued and sold pursuant to the Class A Note Underwriting Agreement and the Certificates shall have been issued and purchased by the Depositor.

(r) The Depositor will provide or cause to be provided to the Underwriter such conformed copies of such opinions, certificates, letters and documents as it reasonably requests.

8. <u>Indemnification and Contribution</u>.

(a) The Depositor and CFSC will jointly and severally, indemnify and hold harmless the Underwriter and each person, if any, who controls the Underwriter within the meaning of Section 15 of the Act against any losses, claims, damages, expenses or liabilities, joint or several, to which the Underwriter or person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Issuer Information (as defined herein) contained in any Permitted Underwriter Communication (as defined herein); and, in each case, will reimburse the Underwriter for any legal or other expenses reasonably incurred by the Underwriter in connection with investigating or defending any such loss, claim, damage, expense liability or action; <u>provided</u>, <u>however</u>, that the Depositor and CFSC will not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Depositor or CFSC by the Underwriter specifically for use therein.

The indemnity agreement in this subsection (a) shall be in addition to any liability which the Depositor or CFSC may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Underwriter within the meaning of the Act.

(b) The Underwriter will indemnify and hold harmless the Depositor and CFSC against any losses, claims, damages, expenses or liabilities to which the Depositor and CFSC may become subject, under the Act or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, the Preliminary Prospectus, the Prospectus or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Depositor or CFSC by the Underwriter specifically for use therein or (ii) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Permitted Underwriter Communication, or arise out of or are based upon the omission or alleged omission to state therein a material fact necessary to make the statements therein not misleading, except to the extent any such losses, claims, damages, expenses or liabilities arise out of any Issuer Information, and, in each case, will reimburse any legal or other expenses reasonably incurred by the Depositor or CFSC in connection with investigating or defending any such action or claim.

The indemnity agreement in this subsection (b) shall be in addition to any liability which the Underwriter may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls the Depositor or CFSC within the meaning of the Act.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) of written notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof, and in the event that such indemnified party shall not so notify the indemnifying party within 30 days following receipt of any such notice by such indemnified party, the indemnifying party shall have no further liability under such subsection to such indemnified party unless the indemnifying party shall have received other notice addressed and delivered in the manner provided in Section 11 hereof of the commencement of such action; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party in its reasonable judgment (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under such subsection for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party if indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability of any claims that are the subject matter of such action and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) If the indemnification provided for in this Section 8 is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, expenses or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, expenses or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Depositor and CFSC on the one hand and the Underwriter on the other from the offering of the Notes. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Depositor and CFSC on the one hand and the Underwriter on the other in connection with the statements or omissions which resulted in such losses, claims, damages, expenses or liabilities (or actions in respect thereof) as well as any other relevant equitable considerations. The relative benefits received by the Depositor and CFSC on the one hand and the Underwriter on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Depositor and CFSC bear to the total underwriting discounts and commissions received by the Underwriter, in each case as set forth in the table on the cover page of the Prospectus, as amended or supplemented, with respect to the Notes. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Depositor and CFSC on the one hand or by the Underwriter on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Depositor and CFSC and Underwriter agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid by an indemnified party as a result of the losses, claims, damages, expenses or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim. Notwithstanding the provisions of this subsection (d), the Underwriter shall not be required to contribute any amount in excess of the amount by which the total price at which the Notes underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

The contribution agreement in this subsection (d) shall extend, upon the same terms and conditions, to each person, if any, who controls the Underwriter within the meaning of the Act.

9. No Bankruptcy Petition. The Underwriter and CFSC each covenants and agrees that, prior to the date which is one year and one day after the payment in full of all securities issued by the Depositor or by a trust for which the Depositor was the depositor which securities were rated by any nationally recognized statistical rating organization, it will not institute against, or join any other person in instituting against, the Depositor or the Issuing

Entity any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under any Federal or state bankruptcy or similar law.

10.   Survival of Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Depositor or CFSC or any of their officers and the Underwriter set forth in or made pursuant to this Agreement or contained in certificates of officers of the Depositor or CFSC submitted pursuant hereto shall remain operative and in full force and effect, regardless of (i) any termination of this Agreement, (ii) any investigation or statement as to the results thereof made by or on behalf of the Underwriter or of the Depositor or CFSC or any of their respective representatives, officers or directors or any controlling person, and (iii) delivery of and payment for the Class B Notes. If for any reason the purchase of the Class B Notes by the Underwriter is not consummated, the Depositor shall remain responsible for the expenses to be paid or reimbursed by the Depositor pursuant to Section 6 of this Agreement and the respective obligations of the Depositor and the Underwriter pursuant to Section 8 of this Agreement shall remain in effect. If for any reason the purchase of the Class B Notes by the Underwriter is not consummated (other than because of a failure to satisfy the conditions set forth in items (ii), (iv) or (v) of Section 7(d) of this Agreement), the Depositor will reimburse the Underwriter, upon demand, for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by it in connection with the offering of the Class B Notes. Nothing contained in this Section 10 shall limit the recourse of the Depositor against the Underwriter.

11.   Notices. All communications hereunder will be in writing and if sent to the Underwriter, will be mailed, delivered or telegraphed and confirmed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, North Tower, 10th Floor, New York, New York, 10080, Attention: Global Asset Based Finance; if sent to the Depositor, will be mailed, delivered or telegraphed, and confirmed to it at Caterpillar Financial Funding Corporation, 4040 S. Eastern Avenue, Suite 344, Las Vegas, Nevada 89119, Attention: Secretary; if sent to CFSC, will be mailed, delivered or telegraphed, and confirmed to it at Caterpillar Financial Services Corporation, 2120 West End Avenue, Nashville, Tennessee 37203-0001, Attention: Secretary. Any such notice will take effect at the time of receipt.

12.   Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8 of this Agreement, and no other person will have any right or obligations hereunder. No purchaser of Class B Notes from the Underwriter shall be deemed to be a successor of the Underwriter merely because of such purchase.

13.   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14.   Applicable Law. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

15.   Representations, Warrants and Covenants of the Underwriter.

(a) The Underwriter hereby represents and warrants to, and agrees with, the Depositor and CFSC that the Underwriter (i) shall not take any order for any Class B Notes from or enter into any Contract of Sale with any Person until after the Preliminary Prospectus (or if available at the time of sale, the Prospectus) has been conveyed to such Person and (ii) shall keep sufficient records to document its conveyance of the Preliminary Prospectus (or if available at the time of sale, the Prospectus) to each potential investor prior to the related Contract of Sale and shall maintain such records as required by the Act.

(b) The Underwriter covenants and agrees with the Depositor that other than the Preliminary Prospectus and the Prospectus, without the Depositor's prior written approval, the Underwriter has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any "written communication" (as defined in Rule 405 under the Act) relating to the offer and sale of the Notes that would constitute a "prospectus" or a "free writing prospectus," each as defined in the Act or the Rules and Regulations thereunder, including, but not limited to any "ABS informational and computational materials" as defined in Item 1101(a) of Regulation AB under the Act; *provided*, *however*, that (i) the Underwriter may prepare and convey one or more "written communications" (as defined in Rule 405 under the Act) that include any legends required by Rule 134 or Rule 433 under the Act (as applicable) (A) containing no more than the following: (1) information contemplated by Rule 134 under the Act and included or to be included in the Preliminary Prospectus or the Prospectus, including but not limited to, information relating to the class, size, rating, legal maturity date and/or the final price of the Notes, (2) the following additional information with respect to the Notes: weighted average life, expected final payment date and a column or other entry showing the status of the subscriptions for the Notes and/or expected pricing parameters of the Notes or (3) information customarily included in confirmations of sales of securities and notices of allocations; or (B) in the form of an Intex CDI file that does not contain any Issuer Information other than Issuer Information included in the Preliminary Prospectus (each such written communication, a "Permitted Underwriter Communication"); and (ii) unless otherwise consented to by the Depositor, no such Permitted Underwriter Communication shall be conveyed in a manner reasonably designed to lead to its broad unrestricted dissemination such that, as a result of such conveyance, the Depositor or the CFSC shall be required to make any filing of such Permitted Underwriter Communication pursuant to Rule 433(d) under the Act; if any such Permitted Underwriter Communication is required to be filed under the Act, the Underwriter who prepared such Permitted Underwriter Communication will prepare such filing and transmit it to the Depositor by a means reasonably calculated to allow the Depositor to make such filing in accordance with Rule 433(d). "Issuer Information" has the meaning specified in Section 433(h)(2) of the Rules and Regulations.

16. Arm's Length Transaction. The Depositor and CFSC acknowledge and agree that the Underwriter is acting solely in the capacity of an arm's length contractual counterparty to the Depositor and CFSC with respect to the offering of the Notes contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Depositor, CFSC or any other person. Additionally, the Underwriter is not advising the Depositor, CFSC or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Depositor and CFSC shall consult with their own advisors concerning such matters and shall be responsible for making

their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriter shall not have any responsibility or liability to the Depositor or CFSC with respect thereto. Any review by the Underwriter of the Depositor, CFSC, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriter and shall not be on behalf of the Depositor or CFSC.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to us the enclosed duplicate hereof, whereupon it will become a binding agreement among the Depositor, CFSC and the Underwriter in accordance with the terms of this Class B Note Underwriting Agreement.

Very truly yours,

CATERPILLAR FINANCIAL FUNDING CORPORATION

By:_____/s/ David A. Kacynski_____
   Name: David A. Kacynski
   Title: Treasurer

CATERPILLAR FINANCIAL SERVICES CORPORATION

By:_____/s/ David A. Kacynski_____
   Name: David A. Kacynski
   Title: Treasurer

The foregoing Class B Underwriting Agreement is hereby confirmed and accepted as of the date first written above.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:_____/s/ Greg Petrie_____
   Name: Greg Petrie
   Title: Director

Bond Size Free Writing Prospectus

Bond-size terms, dated September 17, 2007 as filed pursuant to Rule 433 under the Securities Act:

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
$659.848MM
JOINT-LEADS: JPMS/ML   CO-MGRS: ABN/BOFA/BARCAP/CITI   *100% POT*

Cls	Amt ($mm)	Rtgs (M/S)	WAL	E.F.	L.F.	Bmrk/Level
A-1	150.000	A-1+/P-1	0.30	04/08	09/08	IntL + 11
A-2A	75.000	Aaa/AAA	1.00	07/09	04/10	EDSF + 50
A-2B	126.000	Aaa/AAA	1.00	07/09	04/10	1m L + 42
A-3A	134.050	Aaa/AAA	2.31	09/11	06/12	SWPS + 65
A-3B	155.000	Aaa/AAA	2.31	09/11	06/12	1m L + 47
B	19.798	A3/A	3.08	09/12	09/13	SWPS + 150

TARGET PRICING AT 3:15PM TODAY
PRICED TO 14% CPR AND 10% CLEAN UP CALL
EXPECTED SETTLEMENT: THURSDAY, SEPTEMBER 27th

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the toll-free number at 1-800-248-3580.

A written prospectus may also be obtained from your Merrill Lynch sales representative, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 07, New York NY or, in Canada, from Merrill Lynch Canada Inc., 181 Bay Street-Suite 400, Toronto, Ontario M4T 2A9.

This communication is intended for the sole use of the person or entity to whom it is provided by us.

Any legends, disclaimers or notices that appear below were automatically generated, are not applicable to this message, and should be disregarded.

Pricing Free Writing Prospectus

Pricing terms, dated September 17, 2007 as filed pursuant to Rule 433 under the Securities Act:

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
$659.848MM CFAT 2007-A
JOINT-LEADS: JPMS/ML   CO-MGRS: ABN/BOFA/BARCAP/CITI   *100%
POT*

Cls	Amt ($mm)	Rtgs (M/S)	WAL	E.F.	L.F.	Bmrk/Level	YLD	Price	CPN
A-1	150.000	A-1+/P-1	0.30	04/08	09/08	IntL + 11		100.000000	5.67225
A-2A	75.000	Aaa/AAA	1.00	07/09	04/10	EDSF + 50	5.463	99.998275	5.40
A-2B	126.000	Aaa/AAA	1.00	07/09	04/10	1m L + 42		100.000000	
A-3A	134.050	Aaa/AAA	2.31	09/11	06/12	SWPS + 65	5.410	99.978427	5.34
A-3B	155.000	Aaa/AAA	2.31	09/11	06/12	1m L + 47		100.000000	
B	19.798	A3/A	3.08	09/12	09/13	SWPS + 150	6.268	99.978598	6.18

PRICED TO 14% CPR AND 10% CLEAN UP CALL
MERRILL LYNCH BILLS AND DELIVERS SETTLEMENT: THURSDAY, SEPTEMBER
27th FLAT

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the toll-free number at 1-800-248-3580.

A written prospectus may also be obtained from your Merrill Lynch sales representative, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, FL 07, New York NY or, in Canada, from Merrill Lynch Canada Inc., 181 Bay Street-Suite 400, Toronto, Ontario M4T 2A9.

This communication is intended for the sole use of the person or entity to whom it is provided by us.

Any legends, disclaimers or notices that appear below were automatically generated, are not applicable to this message, and should be disregarded.

Exhibit 4.1

INDENTURE

CATERPILLAR FINANCIAL ASSET TRUST 2007-A

Class A-1 5.67225% Asset Backed Notes

Class A-2a 5.40% Asset Backed Notes

Class A-2b Floating Rate Asset Backed Notes

Class A-3a 5.34% Asset Backed Notes

Class A-3b Floating Rate Asset Backed Notes

Class B 6.18% Asset Backed Notes

Dated as of September 1, 2007

U.S. BANK NATIONAL ASSOCIATION

Indenture Trustee

RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT OF 1939 AND INDENTURE PROVISIONS[*]

Trust Indenture Act Section	Indenture Section
310(a)(1)	6.11
(a)(2)	6.11
(a)(3)	6.10
(a)(4)	Not Applicable
(b)	6.08, 6.11
(c)	Not Applicable
311(a)	6.12
(b)	6.12
312(a)	7.01(a)
(b)	7.02(b)
(c)	7.02(c)
313(a)	7.04
(b)	7.04
(c)	7.04
(d)	7.04
314(a)	3.09, 7.03(a)
(b)	3.06
(c)(1)	2.09, 8.04(b), 11.01(a)
(c)(2)	2.09, 8.04(b), 11.01(a)
(c)(3)	2.09, 8.04(b), 11.01(a)
(d)(1)	2.09, 8.04(b), 11.01(a)
(d)(2)	Not Applicable
(d)(3)	Not Applicable
(e)	11.01(a)
315(a)	6.01(b)
(b)	6.05
(c)	6.01(a)
(d)	6.01(b)
(d)(1)	6.01(b)
(d)(2)	6.01(c)
(d)(3)	6.01(c)
(e)	5.13
316(a)(1)(A)	5.11
316(a)(1)(B)	5.12
316(a)(2)	Not Applicable
316(b)	5.07
317(a)(1)	5.03
317(a)(2)	5.03
317(b)	5.03
318(a)	11.07

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[*] This reconciliation and tie shall not, for any purpose, be deemed to be part of the within indenture.

TABLE OF CONTENTS

Page

This INDENTURE, dated as of September 1, 2007, is hereby executed by and between CATERPILLAR FINANCIAL ASSET TRUST 2007-A, a Delaware statutory trust (the "Issuing Entity" or the "Trust"), and U.S. BANK NATIONAL ASSOCIATION, as trustee and not in its individual capacity (the "Indenture Trustee").

Each party agrees as follows for the benefit of the other party and for the benefit of the Holders of the Issuing Entity's Class A-1 5.67225% Asset Backed Notes, Class A-2a 5.40% Asset Backed Notes, Class A-2b Floating Rate Asset Backed Notes, Class A-3a 5.34% Asset Backed Notes and Class A-3b Floating Rate Asset Backed Notes (collectively, the "Class A Notes") and the Class B 6.18% Asset Backed Notes (the "Class B Notes", and together with the Class A Notes, the "Notes") as provided in this Indenture:

GRANTING CLAUSE

The Issuing Entity hereby Grants to the Indenture Trustee at the Closing Date for the benefit of the Noteholders and the Swap Counterparty all of the Issuing Entity's right, title and interest, whether now owned or hereafter acquired, in, to and under (a) the Receivables, and all monies (including accrued interest) due thereon on or after the Cut-off Date; (b) the security interests in the Transaction Equipment granted by Obligors pursuant to the Receivables and any other interest of the Issuing Entity in the Transaction Equipment, including any Liquidation Proceeds; (c) any proceeds with respect to the Receivables from claims on any physical damage, credit life, liability or disability insurance policies covering Financed Equipment or Obligors, as the case may be; (d) the Purchase Agreement, including the right assigned to the Issuing Entity to cause CFSC to repurchase Receivables from the Depositor as provided therein; (e) the Trust Account Property; (f) the Sale and Servicing Agreement, including all rights of the Depositor under the Purchase Agreement assigned to the Issuing Entity pursuant to the Sale and Servicing Agreement; (g) the Initial Interest Rate Swap Agreement and any Replacement Interest Rate Swap Agreement hereinafter entered into by the Issuing Entity; (h) any proceeds from recourse to, or other payments by, Dealers on Receivables; (i) any proceeds of repossessed or returned Transaction Equipment; (j) all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letter-of-credit rights, letters of credit, money, and oil, gas, and other minerals, consisting of, arising from, or relating to, any of the foregoing; (k) all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of every kind and nature whatsoever in respect of any or all of the foregoing, including all proceeds, products, rents, receipts or profits of the conversion, voluntary or involuntary, into cash or other property, all cash and non-cash proceeds, accounts, accounts receivable, notes, drafts, general intangibles, documents, money, certificates of deposit, letters of credit, advices of credit, goods, investment property, acceptances, chattel paper, checks, deposit accounts, insurance proceeds, condemnation awards, rights to payment of any and every kind and other forms of obligations and receivables, instruments and other property consisting of, arising from or relating to all or any part of any of the foregoing or any proceeds thereof; and (l) all proceeds of the foregoing (collectively, the "Collateral").

The foregoing Grant is made in trust to secure the payment of principal of and interest on, and any other amounts owing in respect of, the Notes, ratably without prejudice, priority or distinction, and to secure compliance with the provisions of this Indenture, all as provided in this Indenture.

The Indenture Trustee on behalf of the Noteholders and the Swap Counterparty acknowledges such Grant, accepts the trusts under this Indenture in accordance with the provisions of this Indenture and agrees to perform its duties as required in this Indenture.

In connection with the foregoing Grant, the Issuing Entity makes the following representations and warranties as to the Collateral to the Indenture Trustee. Such representations and warranties speak of the execution and delivery of this Indenture.

(a) <u>Title</u>. The Issuing Entity owns and has good and marketable title to the Collateral free and clear of any Lien, claim or encumbrance of any Person.

(b) <u>Priority</u>. Other than the security interest granted to the Indenture Trustee pursuant to this Indenture, the Issuing Entity has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Collateral. The Issuing Entity has not authorized the filing of and is not aware of any financing statements against the Issuing Entity that include a description of collateral covering the Collateral other than any financing statement relating to the security interest granted to the Indenture Trustee hereunder or that has been terminated. The Issuing Entity is not aware of any judgment or tax lien filings against the Issuing Entity. None of the Contracts that constitute or evidence the Receivables has any marks or notations indicating that it has been pledged, assigned or otherwise conveyed to any Person other than the Issuing Entity or the Indenture Trustee.

(c) <u>Security Interest</u>. This Indenture creates a valid and continuing security interest (as defined in the UCC) in the Collateral in favor of the Indenture Trustee, which security interest is prior to all other liens, and is enforceable as such against creditors of and purchasers from the Issuing Entity.

(d) <u>Characterization of Collateral</u>. The Collateral constitutes either "tangible chattel paper," "accounts" or "general intangibles" within the meaning of the UCC.

(e) <u>All Actions Taken</u>. The Issuing Entity has caused or will have caused, within ten days of the Closing Date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdiction under applicable law in order to perfect the security interest in the Collateral granted to the Indenture Trustee hereunder.

(f) <u>Perfection of Security Interest in Financed Equipment</u>. The Issuing Entity has taken all steps necessary to perfect its security interest against the Obligors in the property securing the Contracts.

So long as any Notes are Outstanding or any amounts are due and payable by the Issuing Entity under the Interest Rate Swap Agreement (i) the Indenture Trustee shall not waive or impair, or fail to assert rights under, the foregoing representations or in any Basic Document, if any such action would materially and adversely affect the interests of the Noteholders or the Swap Counterparty and (ii) the foregoing representations shall survive the termination of this Indenture.

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01.   Definitions. Except as otherwise specified herein or as the context may otherwise require, the following terms have the respective meanings set forth below for all purposes of this Indenture.

"Act" has the meaning specified in Section 11.03(a).

"Administration Agreement" means the Administration Agreement, dated as of September 1, 2007, among the Administrator, the Issuing Entity and the Indenture Trustee, as the same may be amended, modified or supplemented from time to time.

"Administrator" means CFSC or any successor Administrator under the Administration Agreement.

"Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Authorized Officer" means, with respect to the Issuing Entity, any officer of the Owner Trustee who is authorized to act for the Owner Trustee in matters relating to the Issuing Entity and who is identified on the list of Authorized Officers, containing the specimen signature of each such Person, delivered by the Owner Trustee to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter) and, so long as the Administration Agreement is in effect, any Vice President or more senior officer of the Administrator who is authorized to act for the Administrator in matters relating to the Issuing Entity and to be acted upon by the Administrator pursuant to the Administration Agreement and who is identified on the list of Authorized Officers (containing the specimen signatures of such officers) delivered by the Administrator to the Indenture Trustee on the Closing Date (as such list may be modified or supplemented from time to time thereafter); provided, however, that for purposes of Section 3.09 such officer of the Administrator must be any of the Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer.

"Basic Documents" means the Certificate of Trust, the Trust Agreement, this Indenture, the Purchase Agreement, the Sale and Servicing Agreement, the Administration Agreement, the Depository Agreement, the Notes, the Certificates, the Interest Rate Swap Agreement and other documents and certificates delivered in connection therewith.

"Book-Entry Class A Notes" means a beneficial interest in the Class A Notes, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 2.10.

"Book-Entry Class B Notes" means a beneficial interest in the Class B Notes, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 2.10.

"Book-Entry Notes" means the Book-Entry Class A Notes and the Book-Entry Class B Notes.

"Business Day" has the meaning specified in the Sale and Servicing Agreement.

"Calculation Agent" means U.S. Bank National Association, acting in such capacity under this Indenture, and its successors in such capacity.

"Certificate" has the meaning specified in the Trust Agreement.

"Certificate of Trust" means the certificate of trust of the Issuing Entity substantially in the form of Exhibit B to the Trust Agreement.

"CFSC" means Caterpillar Financial Services Corporation, a Delaware corporation, and its successors and assigns.

"Class A Noteholders" means the Holders of the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes.

"Class A Note Owner" means, with respect to a Book-Entry Class A Note, the Person who is the owner of such Book-Entry Class A Note, as reflected on the books of the Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly as a Clearing Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

"Class A Notes" means, collectively, the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes.

"Class A-1 Note" means any Note, substantially in the form of Exhibit B, designated therein as a Class A-1 5.67225% Asset Backed Note.

"Class A-2 Note" means any of the Class A-2a Notes and/or the Class A-2b Notes, as the case may be, and the "Class A-2 Notes" means the Class A-2a Notes and the Class A-2b Notes, collectively.

"Class A-2a Note" means any Note, substantially in the form of Exhibit B, designated therein as a Class A-2a 5.40% Asset Backed Note.

"Class A-2b Note" means any Note, substantially in the form of Exhibit B, designated therein as a Class A-2b Floating Rate Asset Backed Note.

"Class A-3 Note" means any of the Class A-3a Notes and/or the Class A-3b Notes, as the case may be, and the "Class A-3 Notes" means the Class A-3a Notes and the Class A-3b Notes, collectively.

"Class A-3a Note" means any Note, substantially in the form of Exhibit B, designated therein as a Class A-3a 5.34% Asset Backed Note.

"Class A-3b Note" means any Note, substantially in the form of Exhibit B, designated therein as a Class A-3b Floating Rate Asset Backed Note.

"Class A-1 Note Interest Rate" means, for any Distribution Date, 5.67225% per annum.

"Class A-2a Note Interest Rate" means, for any Distribution Date, 5.40% per annum.

"Class A-2b Note Interest Rate" means, for any Distribution Date, LIBOR for the Interest Period ending on but excluding such Distribution Date + 0.42% per annum.

"Class A-3a Note Interest Rate" means, for any Distribution Date, 5.34% per annum.

"Class A-3b Note Interest Rate" means, for any Distribution Date, LIBOR for the Interest Period ending on but excluding such Distribution Date + 0.47% per annum.

"Class A-3 Note Interest Rate" means, for any Distribution Date and (i) a Class A-3a Note, the Class A-3a Note Interest Rate and (ii) a Class A-3b Note, the Class A-3b Note Interest Rate.

"Class B Noteholders" means the Holders of the Class B Notes.

"Class B Note Owner" means, with respect to a Book-Entry Class B Note, the Person who is the owner of such Book-Entry Class B Note, as reflected on the books of the Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly as a Clearing Agency Participant or as an indirect participant, in each case in accordance with the rules of such Clearing Agency).

"Class B Notes" means any Note, substantially in the form of Exhibit C, designated therein as a Class B 6.18% Asset Backed Note.

"Class B Note Interest Rate" means, for any Distribution Date, 6.18% per annum.

"Clearing Agency" means an organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act.

"Clearing Agency Participant" means a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency.

"Closing Date" means September 27, 2007.

"Code" means the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder.

"Collateral" has the meaning specified in the Granting Clause of this Indenture.

"Commission" means the United States Securities and Exchange Commission.

"Corporate Trust Office" means the office of the Indenture Trustee at which at any particular time its corporate trust business shall be administered, which office at date of the execution of this Indenture is located at 209 South LaSalle Street, Suite 300, Chicago, Illinois, 60604, Attention: Caterpillar Financial Asset Trust 2007-A, except that for purposes of Section 3.02, such term shall mean the office or agency of the Indenture Trustee in the Borough of Manhattan in the City of New York, which office at the date hereof is located at 100 Wall Street, Suite 1600, New York, New York 10005, or at such other address as the Indenture Trustee may designate from time to time by notice to the Noteholders, the Administrator, the Swap Counterparty, the Servicer and the Depositor, or the principal corporate trust office of any successor Indenture Trustee (the address of which the successor Indenture Trustee will notify the Noteholders, the Administrator, the Swap Counterparty, the Servicer and the Depositor); provided, that for the purposes of Section 3.02, the address of any such office shall be in the Borough of Manhattan in the City of New York.

"Default" means any occurrence that is, or with notice or the lapse of time or both would become, an Event of Default.

"Definitive Notes" has the meaning specified in Section 2.10.

"Depository Agreement" means the letter of representations, dated September 26, 2007, among the Issuing Entity, the Indenture Trustee, the Administrator, and The Depository Trust Company, as the initial Clearing Agency.

"Depositor" means Caterpillar Financial Funding Corporation, a Nevada corporation, and its successors in such capacity.

"Designated LIBOR Page" means the display designated as "LIBOR01" on the Reuters Money 3000 Service or any successor service or any page as may replace the designated page on that service or any successor service that displays the London interbank rates of major banks for U.S. dollars.

"Distribution Date" means the 25th day of each calendar month or, if such day is not a Business Day, the immediately following Business Day, commencing on October 25, 2007.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Event of Default" has the meaning specified in Section 5.01.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Executive Officer" means, with respect to any corporation, the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Executive Vice President, any Vice President, the Secretary or the Treasurer of such corporation; and with respect to any partnership, any general partner thereof.

"Grant" means mortgage, pledge, bargain, sell, warrant, alienate, remise, release, convey, assign, transfer, create, and grant a lien upon and a security interest in and right of set-off against, deposit, set over and confirm pursuant to this Indenture. A Grant of any item of Collateral shall include all rights, powers and options (but none of the obligations) of the Granting party thereunder, including the immediate and continuing right to claim for, collect, receive and give receipt for principal and interest payments in respect of such item of Collateral and all other monies payable thereunder, to give and receive notices and other communications, to make waivers or other agreements, to exercise all rights and options, to bring Proceedings in the name of the Granting party or otherwise and generally to do and receive anything that the Granting party is or may be entitled to do or receive thereunder or with respect thereto.

"Holder" or "Noteholder" means the Person in whose name a Note is registered on the Note Register.

"Indenture" means this Indenture, as the same may be amended, modified or supplemented from time to time.

"Indenture Trustee" means U.S. Bank National Association, a national banking association, as Indenture Trustee under this Indenture, or any successor Indenture Trustee under this Indenture.

"Independent" means, when used with respect to any specified Person, that the Person (a) is in fact independent of the Issuing Entity, any other obligor upon the Notes, the Depositor or any Affiliate of any of the foregoing Persons, (b) does not have any direct financial interest or any material indirect financial interest in the Issuing Entity, any such other obligor, the Depositor or any Affiliate of any of the foregoing Persons and (c) is not connected with the Issuing Entity, any such other obligor, the Depositor or any Affiliate of any of the foregoing Persons as an officer, employee, promoter, underwriter, trustee, partner, director or Person performing similar functions.

"Independent Certificate" means a certificate or opinion to be delivered to the Indenture Trustee under the circumstances described in, and otherwise complying with, the applicable requirements of Section 11.01, made by an Independent appraiser or other expert appointed by an Issuing Entity Order and who shall be satisfactory to the Indenture Trustee, and such opinion or certificate shall state that the signer has read the definition of "Independent" in this Indenture and that the signer is Independent within the meaning thereof.

"Interest Rate Swap Agreement" means the Initial Interest Rate Swap Agreement and any Replacement Interest Rate Swap Agreement.

"Initial Swap Counterparty" means, Merrill Lynch Capital Services, Inc., as Party A under the Initial Interest Rate Swap Agreement.

"Initial Interest Rate Swap Agreement" means the ISDA Master Agreement (1992 Multicurrency-Cross Border), dated as of the Closing Date, between the Initial Swap Counterparty and the Issuing Entity, the Schedule and the Credit Support Annex thereto, each dated as of the Closing Date and, the Confirmation thereto with respect to the Class A-2b Notes and the Confirmation thereto with respect to the Class A-3b Notes, each dated as of the Closing

Date, and entered into pursuant to such ISDA Master Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof.

"Interest Determination Date" means, with respect to any Interest Period, the day that is two London Business Days prior to the related Interest Reset Date.

"Interest Period" means (i) with respect to any Distribution Date other than the initial Distribution Date, the period from and including the immediately preceding Distribution Date to, but excluding, that Distribution Date, and (ii) with respect to the initial Distribution Date, the period from and including the Closing Date to, but excluding, the initial Distribution Date.

"Interest Rate Swap Agreement" means the Initial Interest Rate Swap Agreement and/or any Replacement Interest Rate Swap Agreement.

"Interest Reset Date" means, with respect to any Interest Period, the first day of such Interest Period; provided that if any Interest Reset Date would otherwise be a day that is not a Business Day, that Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except that if that Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

"Issuing Entity Order" and "Issuing Entity Request" means a written order or request signed in the name of the Issuing Entity by an Authorized Officer of the Issuing Entity or in the name of the Administrator by an Authorized Officer of the Administrator and delivered to the Indenture Trustee.

"LIBOR" means, for any Interest Period, the rate for deposits in U.S. dollars for a one-month period that appears on the Designated LIBOR Page, on the related Interest Determination Date; provided that, the following procedures will be followed if LIBOR cannot be determined as described above:

(a)   With respect to an Interest Determination Date on which no rate appears on the Designated LIBOR Page, LIBOR for the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of at least two quotations obtained by the Calculation Agent after requesting the principal London offices of each of four major reference banks in the London interbank market, which may include the Calculation Agent and its affiliates, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotations for deposits in U.S. dollars for the period of one month, commencing on the second London Business Day immediately following the applicable Interest Determination Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such Interest Determination Date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such quotations are provided, LIBOR determined on the applicable Interest Determination Date will be the arithmetic mean of the quotations.

(b)   If fewer than two quotations referred to in clause (a) of this definition are provided, LIBOR determined on the applicable Interest Determination Date will be the rate calculated by the Calculation Agent as the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York, New York on the applicable Interest Determination Date by three major banks, which may include the Calculation Agent and its affiliates, in New York, New York, selected by the Calculation Agent for loans in U.S. dollars to leading European banks, having a maturity of one-month and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time.

(c)   If the banks so selected by the Calculation Agent are not quoting as mentioned in clause (b) of this definition, LIBOR for the applicable Interest Determination Date will be LIBOR in effect on the applicable Interest Determination Date.

(d)   All percentages resulting from any calculation on the Class A-2b Notes or the Class A-3b Notes will be rounded to the nearest one hundred thousandth of a percentage point, with five-millionths of a percentage point rounded upwards, and all dollar amounts used in or resulting from that calculation on the Class A-2b Notes or the Class A-3b Notes will be rounded to the nearest cent (with one-half cent being rounded upwards).

"London Business Day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

"Monetary Event of Default" means any Event of Default that occurs pursuant to Section 5.01(i) or 5.01(ii).

"Net Swap Payment" means for the Interest Rate Swap Agreement, the net amount owed, if any, by the Issuing Entity to the Swap Counterparty on any Distribution Date, including any prior, unpaid Net Swap Payments and any interest accrued thereon, under the Interest Rate Swap Agreement; provided, that "Net Swap Payment" does not include any Swap Termination Payments.

"Net Swap Receipt" means, for the Interest Rate Swap Agreement, the net amount, if any, owed by the Swap Counterparty to the Issuing Entity on any Distribution Date (excluding any Swap Termination Payments) which shall be deposited into the Collection Account.

"Non-Monetary Event of Default" means any Event of Default which is not a Monetary Event of Default.

"Note Interest Rate" means the Class A-1 Note Interest Rate, the Class A-2a Note Interest Rate, the Class A-2b Note Interest Rate, the Class A-3a Note Interest Rate, the Class A-3b Note Interest Rate or the Class B Note Interest Rate, as applicable.

"Note Owner" means a Class A Note Owner and a Class B Note Owner, as applicable.

"Note Register" and "Note Registrar" have the respective meanings specified in Section 2.04.

"Notes" means, collectively, the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class B Notes.

"Officer's Certificate" means a certificate signed by any Authorized Officer of the Issuing Entity or the Administrator, under the circumstances described in, and otherwise complying with, the applicable requirements of Section 11.01, and delivered to the Indenture Trustee. Unless otherwise specified, any reference in this Indenture to an Officer's Certificate shall be to an Officer's Certificate of any Authorized Officer of the Issuing Entity or the Administrator.

"Opinion of Counsel" means one or more written opinions of counsel who may, except as otherwise expressly provided in this Indenture, be employees of or counsel to CFSC and who shall be satisfactory to the Indenture Trustee, and which opinion or opinions shall be addressed to the Indenture Trustee, shall comply with any applicable requirements of Section 11.01, and shall be in form and substance satisfactory to the Indenture Trustee.

"Outstanding" means, as of the date of determination, all Notes theretofore authenticated and delivered under this Indenture except:

      (i)   Notes theretofore cancelled by the Note Registrar or delivered to the Note Registrar for cancellation;

      (ii)   Notes or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes (provided, however, that if such Notes are to be prepaid, notice of such prepayment has been duly given pursuant to this Indenture or provision therefor, satisfactory to the Indenture Trustee, has been made); and

      (iii)   Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a protected purchaser;

provided, however, that in determining whether the Holders of the requisite Outstanding Principal Amount of the Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any Basic Document, Notes owned by the Issuing Entity, any other obligor upon the Notes, the Depositor or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes that the Indenture Trustee knows to be so owned shall be so disregarded; provided, further, that (i) at any time following an Event of Default, in determining whether the Holders of the requisite Outstanding Principal Amount of the Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any Basic Document, and (ii) at any time following a Servicer Default, in determining whether the Holders of the requisite Outstanding Principal Amount may terminate all the rights and obligations of the Servicer or waive any Servicer Default to the extent set forth in Section 8.04 of the Sale and Servicing Agreement, the Class B Notes shall be disregarded and deemed not to be Outstanding unless no Class A Notes are Outstanding. Notes owned by the Issuing Entity, any other obligor upon the Notes, the Depositor or any Affiliate of any of the foregoing Persons that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not any such Person.

"Outstanding Principal Amount" means the aggregate principal amount of all Notes, or a Class of Notes, as applicable, Outstanding at the date of determination.

"Owner Trustee" means The Bank of New York (Delaware), a Delaware banking corporation, not in its individual capacity but solely as Owner Trustee under the Trust Agreement, or any successor Owner Trustee under the Trust Agreement.

"Paying Agent" means the Indenture Trustee or any Person that meets the eligibility standards for the Indenture Trustee specified in Section 6.11 and is authorized by the Issuing Entity to make the payments to and distributions from the Collection Account and the Note Distribution Account, including payment of principal of or interest on the Notes on behalf of the Issuing Entity.

"Person" means any individual, corporation, estate, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan" means any employee benefit plan or other retirement plan, account or arrangement, including an individual retirement account or annuity or collective investment fund or insurance company general or separate account in which assets of such plans, accounts or arrangements are invested, that is subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code.

"Plan Assets" mean assets that are treated as "plan assets" of any Plan for purposes of applying Title I of ERISA or Section 4975 of the Code.

"Predecessor Note" means, with respect to any particular Note, every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purpose of this definition, any Note authenticated and delivered under Section 2.05 in lieu of a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Prepayment Date" means the Distribution Date specified by the Servicer or the Issuing Entity pursuant to Section 10.01.

"Prepayment Price" means in the case of a prepayment of the Class A-3 Notes and the Class B Notes pursuant to Section 10.01, (i) with respect to the Class A-3 Notes, an amount equal to the unpaid amount of the Class A-3 Notes plus accrued and unpaid interest thereon at the related Class A-3 Note Interest Rate to but excluding the Prepayment Date, plus, to the extent permitted by law, interest on any past due interest at the related Class A-3 Note Interest Rate and (ii) with respect to the Class B Notes, an amount equal to the unpaid principal amount of the Class B Notes plus accrued and unpaid interest thereon at the Class B Note Interest Rate, to but excluding the Prepayment Date plus, to the extent permitted by law, interest on any past due interest at the Class B Note Interest Rate.

"Proceeding" means any suit in equity, action at law or other judicial or administrative proceeding.

"Rating Agency" has the meaning specified in the Sale and Servicing Agreement.

"Rating Agency Condition" has the meaning specified in the Sale and Servicing Agreement.

"Rating Event" means the qualification, reduction or withdrawal by any Rating Agency of its then-current rating of any Class of Notes.

"Record Date" means, with respect to a Distribution Date or Prepayment Date, (i) if the Notes are held in book-entry form, the close of business on the calendar day immediately preceding such Distribution Date or Prepayment Date or (ii) if the Notes are held in definitive form, the last calendar day of the month preceding the month in which such Distribution Date or Prepayment Date occurs.

"Registered Holder" means the Person in whose name a Note is registered in the Note Register on the applicable Record Date.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Replacement Swap Counterparty" means, any Swap Counterparty under a Replacement Interest Rate Swap Agreement that satisfies the conditions set forth in the Interest Rate Swap Agreement.

"Replacement Interest Rate Swap Agreement" means any ISDA Master Agreement, dated after the Closing Date, between a Swap Counterparty that on the date of such Replacement Interest Rate Swap Agreement is an "Eligible Replacement" as defined in the Initial Interest Rate Swap Agreement and the Issuing Entity, the Schedule and Credit Support Annex thereto, each dated after the Closing Date, and the Confirmations thereto, each dated after the Closing Date, and entered into pursuant to such ISDA Master Agreement, and pursuant to the conditions set forth in the Initial Interest Rate Swap Agreement in connection with the termination of the Initial Interest Rate Swap Agreement or a Transaction (as defined therein) thereunder, as the same may be amended or supplemented from time to time in accordance with the terms thereof.

"Responsible Officer" means, with respect to the Indenture Trustee, any officer within the Corporate Trust Office of the Indenture Trustee with direct responsibility for the administration of the Indenture and the Basic Documents, and also, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Sale and Servicing Agreement" means the Sale and Servicing Agreement, dated as of September 1, 2007, among the Issuing Entity, the Depositor and the Servicer, as the same may be amended, modified or supplemented from time to time.

"Schedule Of Receivables" means the listing of the Receivables set forth in Exhibit A (which exhibit may be in the form of microfiche).

"Securities Act" means the Securities Act of 1933, as amended.

"Senior Swap Termination Payment" means any Swap Termination Payment payable by the Issuing Entity to the Swap Counterparty under the Interest Rate Swap Agreement on any Distribution Date relating to an early termination of a Transaction (as defined therein) under the Interest Rate Swap Agreement following (i) a Swap Event of Default or a Swap Termination Event arising under the Interest Rate Swap Agreement for which the Swap Counterparty is not the "Defaulting Party" or sole "Affected Party" or (ii) a Swap Termination Event (consisting of "Illegality" or "Tax Event") arising under the Interest Rate Swap Agreement. (The terms "Defaulting Party," "Affected Party," "Illegality" and "Tax Event" each has the meaning set forth in the Interest Rate Swap Agreement).

"Servicer" means CFSC, as the servicer of the Receivables pursuant to the Sale and Servicing Agreement, and its successors in such capacity.

"Servicing Criteria" means the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Similar Law" means any federal, state, local, non-U.S. or other laws or regulations that contain provisions similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

"State" means any one of the 50 states of the United States of America or the District of Columbia.

"Subordinated Swap Termination Payment" means any Swap Termination Payment owed by the Issuing Entity to the Swap Counterparty under the Interest Rate Swap Agreement other than a Senior Swap Termination Payment.

"Successor Servicer" has the meaning specified in Section 3.07(e).

"Swap Collateral Account" means an Eligible Securities Account in the name of the Indenture Trustee, which shall be designated as the "Swap Collateral Account" which shall be held in trust for the benefit of the Noteholders and established pursuant to this Indenture.

"Swap Counterparty" means (i) the Initial Swap Counterparty and (ii) a Person that is not an Affiliate of the Issuing Entity, as swap counterparty under the Interest Rate Swap Agreement, or any successor or replacement swap counterparty thereunder from time to time.

"Swap Event of Default" means any event defined as an "Event of Default" under the Interest Rate Swap Agreement.

"Swap Replacement Proceeds" means any amounts received from a Replacement Swap Counterparty in consideration for entering into a Replacement Interest Rate Swap Agreement for a terminated Transaction (as defined therein) under the Interest Rate Swap Agreement.

"Swap Termination Event" means any event defined as a "Termination Event" or an "Additional Termination Event" in the Interest Rate Swap Agreement.

"Swap Termination Payment Account" means an Eligible Securities Account in the name of the Indenture Trustee, which shall be designated as the "Swap Termination Payment Account" which shall be held in trust for the benefit of the Noteholders and the Swap Counterparty and established pursuant to this Indenture.

"Swap Termination Payment" means any payment due to the Swap Counterparty by the Issuing Entity or to the Issuing Entity by the Swap Counterparty, including interest that may accrue thereon, under the Interest Rate Swap Agreement due to a termination of a Transaction (as defined therein) under the Interest Rate Swap Agreement due to a Swap Event of Default or a Swap Termination Event.

"Transaction Party" means the Issuing Entity, the Depositor, the Servicer, the Owner Trustee, the Administrator, and any other material transaction party in connection with the Notes, as identified by the Servicer to the Indenture Trustee in writing (i) as of the Closing Date and (ii) as such parties may change from time to time.

"Trust Agreement" means the Amended and Restated Trust Agreement, dated as of September 27, 2007, between the Depositor and the Owner Trustee, as the same may be amended, modified or supplemented from time to time.

"Trust Estate" means the Collateral.

"Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as in force on the date hereof, unless otherwise specifically provided.

"Trustee Information" has the meaning specified in Section 12.05(a)(i)(A).

"UCC" means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended.

"U.S. Person" has the meaning specified in Section 2.13(b).

SECTION 1.02.   Other Definitional Provisions.

(a)   Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Sale and Servicing Agreement or, if not defined therein, in the Trust Agreement.

(b)   All terms defined in this Indenture shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(c)   As used in this Indenture and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in this Indenture or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles. To the extent that the definitions of accounting terms in this Indenture or in any such certificate or other document are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Indenture or in any such certificate or other document shall control.

(d)   The words "hereof," "herein," "hereunder," and words of similar import when used in this Indenture shall refer to this Indenture as a whole and not to any particular provision of this Indenture; Section and Exhibit references contained in this Indenture are references to Sections and Exhibits in or to this Indenture unless otherwise specified; the term "including" shall mean "including without limitation"; and the term "or" is not exclusive.

(e)   Terms used herein that are defined in the New York UCC and not otherwise defined herein shall have the meanings set forth in the New York UCC, unless the context requires otherwise.

(f)   The definitions contained in this Indenture are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

SECTION 1.03.   Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

"Commission" means the Securities and Exchange Commission.

"indenture securities" means the Notes.

"indenture security holder" means a Noteholder.

"indenture to be qualified" means this Indenture.

"indenture trustee" or "institutional trustee" means the Indenture Trustee.

"obligor" on the indenture securities means the Issuing Entity and any other obligor on the indenture securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by Commission rule have the meaning assigned to them by such definitions.

SECTION 1.04.   Calculations of Interest.   All calculations of interest made hereunder shall be made, with respect to the Class A-1 Notes, the Class A-2b Notes and the Class A-3b Notes, on the basis of a year of 360 days and the actual number of days elapsed, and with respect to the Class A-2a Notes, the Class A-3a Notes and the Class B Notes, on the basis of a year of 360 days of twelve 30-day months.

ARTICLE II

THE NOTES

SECTION 2.01.   Form. The Class A-1 Notes, the Class A-2a Notes, the Class A-2b Notes, the Class A-3a Notes and the Class A-3b Notes, in each case together with the Indenture Trustee's certificate of authentication, shall be in substantially the forms set forth in Exhibit B, and the Class B Notes, together with the Indenture Trustee's certificate of authentication, shall be in substantially the form set forth in Exhibit C, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution of the Notes. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The Definitive Notes shall be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders), all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

Each Note shall be dated the date of its authentication. The terms of the Class A Notes set forth in Exhibit B and the terms of the Class B Notes set forth in Exhibit C are part of the terms of this Indenture.

SECTION 2.02.   Execution, Authentication and Delivery.   The Notes shall be executed on behalf of the Issuing Entity by the Owner Trustee. The signature of the Owner Trustee on the Notes may be manual or facsimile.

Notes bearing the manual or facsimile signature of individuals who were at any time Authorized Officers of the Owner Trustee shall bind the Issuing Entity, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

On the Closing Date, the Indenture Trustee shall authenticate and deliver Class A-1 Notes for original issue in an aggregate principal amount of $150,000,000, Class A-2a Notes for an original issue in an aggregate principal amount of $75,000,000, Class A-2b Notes for an original issue in an aggregate principal amount of $126,000,000, Class A-3a Notes for an original issue in an aggregate principal amount of $134,050,000, Class A-3b Notes for an original issue in an aggregate principal amount of $155,000,000 and Class B Notes for an original issue in an aggregate principal amount of $19,798,000. The aggregate principal amount of Class A-1 Notes, Class A-2a Notes, Class A-2b Notes, Class A-3a Notes, Class A-3b Notes and Class B Notes outstanding at any time may not exceed such amounts, respectively, except as provided in Section 2.05.

Each Note shall be dated the date of its authentication. The Notes shall be issuable as registered Notes in the minimum denomination of $1,000 and in integral multiples thereof.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Indenture Trustee by the manual signature of one of its authorized signatories, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 2.03.   Temporary Notes. Pending the preparation of Definitive Notes, the Owner Trustee on behalf of the Issuing Entity may execute, and upon receipt of an Issuing Entity Order the Indenture Trustee shall authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, or otherwise produced, of the tenor of the Definitive Notes in lieu of which they are issued and with such variations not inconsistent with the terms of this Indenture as the officers executing such Notes may determine, as evidenced by their execution of such Notes.

If temporary Notes are issued, the Issuing Entity will cause Definitive Notes to be prepared without unreasonable delay. After the preparation of Definitive Notes, the temporary Notes shall be exchangeable for Definitive Notes upon surrender of the temporary Notes at the office or agency of the Issuing Entity to be maintained as provided in Section 3.02, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Notes, the Owner Trustee on behalf of the Issuing Entity shall execute, and the Indenture Trustee shall authenticate and deliver in exchange therefor, a like principal amount of Definitive Notes of authorized denominations. Until so exchanged, the temporary Notes shall in all respects be entitled to the same benefits under this Indenture as Definitive Notes.

SECTION 2.04.   Registration; Registration of Transfer and Exchange. The Issuing Entity shall cause to be kept a register (the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuing Entity shall provide for the registration of Notes and the registration of transfers of Notes. The Indenture Trustee shall be the initial "Note Registrar" for the purpose of registering Notes and transfers of Notes as herein provided. Upon any resignation of any Note Registrar, the Issuing Entity shall promptly appoint a successor or, if it elects not to make such an appointment, assume the duties of Note Registrar.

If a Person other than the Indenture Trustee is appointed by the Issuing Entity as Note Registrar, the Issuing Entity will give the Indenture Trustee prompt written notice of the appointment of such Note Registrar and of the location, and any change in the location, of the Note Register, and the Indenture Trustee shall have the right to inspect the Note Register at all reasonable times and to obtain copies thereof, and the Indenture Trustee shall have the right to rely upon a certificate executed on behalf of the Note Registrar by an Executive Officer thereof as to the names and addresses of the Holders of the Notes and the principal amounts and number of such Notes.

Upon surrender for registration of transfer of any Note at the office or agency of the Issuing Entity to be maintained as provided in Section 3.02, if the applicable requirements of Article 8 of the UCC are met the Owner Trustee on behalf of the Issuing Entity shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, in the name of the designated transferee or transferees, one or more new Notes of the same class in any authorized denominations, of a like aggregate principal amount.

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At the option of the Holder, Notes may be exchanged for other Notes of the same class in any authorized denominations, of a like aggregate principal amount, upon surrender of the Notes to be exchanged at such office or agency. Whenever any Notes are so surrendered for exchange, if the applicable requirements of Article 8 of the UCC are met, the Owner Trustee on behalf of the Issuing Entity shall execute, and the Indenture Trustee shall authenticate and the Noteholder shall obtain from the Indenture Trustee, the Notes which the Noteholder making the exchange is entitled to receive.

Subject to Section 2.13(b), all Notes issued upon any registration of transfer or exchange of Notes shall be the valid obligations of the Issuing Entity, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such registration of transfer or exchange.

Every Note presented or surrendered for registration of transfer or exchange shall be duly endorsed by, or be accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, by a member firm of a national securities exchange or by another institution required to be accepted as a signature guarantor by Rule 17Ad-15 of the Exchange Act, and such other documents as the Indenture Trustee may require.

No service charge shall be made to a Holder for any registration of transfer or exchange of Notes, but the Issuing Entity may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Notes, other than exchanges pursuant to Section 2.03 or 9.06 not involving any transfer.

The preceding provisions of this section notwithstanding, the Issuing Entity shall not be required to make, and the Note Registrar need not register, transfers or exchanges of Notes to be prepaid on the next Distribution Date or of any Note for a period of 15 days preceding the due date for any payment with respect to the Note.

SECTION 2.05. Mutilated, Destroyed, Lost or Stolen Notes. If (i) any mutilated Note is surrendered to the Indenture Trustee, or the Indenture Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note and (ii) there is delivered to the Indenture Trustee such security or indemnity as may be required by it to hold the Issuing Entity and the Indenture Trustee harmless, then, in the absence of notice to the Issuing Entity, the Note Registrar or the Indenture Trustee that such Note has been acquired by a protected purchaser, and provided that the applicable requirements of Article 8 of the UCC are met, the Owner Trustee on behalf of the Issuing Entity shall execute and upon its request the Indenture Trustee shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a replacement Note of the same class; provided, however, that if any such destroyed, lost or stolen Note, but not a mutilated Note, shall have become or within seven days shall be due and payable, or shall be prepaid on the next Distribution Date, instead of issuing a replacement Note, the Issuing Entity may pay such destroyed, lost or stolen Note when so due or payable or upon the Prepayment Date without surrender thereof. If, after the delivery of such replacement

Note or payment of a destroyed, lost or stolen Note pursuant to the proviso to the preceding sentence, a protected purchaser of the original Note in lieu of which such replacement Note was issued presents for payment such original Note, the Issuing Entity and the Indenture Trustee shall be entitled to recover such replacement Note (or such payment) from the Person to whom it was delivered or any Person taking such replacement Note from such Person to whom such replacement Note was delivered or any assignee of such Person, except a protected purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Issuing Entity or the Indenture Trustee in connection therewith.

Upon the issuance of any replacement Note under this Section, the Issuing Entity may require the payment by the Holder of such Note of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses (including the fees and expenses of the Indenture Trustee) connected therewith.

Except as set forth in the first paragraph of this Section 2.05, every replacement Note issued pursuant to this Section in replacement of any mutilated, destroyed, lost or stolen Note shall constitute an original additional contractual obligation of the Issuing Entity, whether or not the mutilated, destroyed, lost or stolen Note shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

SECTION 2.06. Persons Deemed Owner. Prior to due presentment for registration of transfer of any Note, the Issuing Entity, the Indenture Trustee and any agent of the Issuing Entity or the Indenture Trustee may treat the Person in whose name any Note is registered (as of the day of determination) as the owner of such Note for the purpose of receiving payments of principal of and interest, if any, on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Issuing Entity, the Indenture Trustee nor any agent of the Issuing Entity or the Indenture Trustee shall be affected by notice to the contrary.

SECTION 2.07. Payment of Principal and Interest; Defaulted Interest. (a) The Class A Notes shall accrue interest as provided in the form of the Class A Note set forth in Exhibit B and the Class B Notes shall accrue interest as provided in the form of the Class B Note set forth in Exhibit C, and in each case such interest shall be payable on each Distribution Date as specified therein, subject to Section 3.01. Subject to Section 2.13(b), any installment of interest or principal, if any, or any other amount, payable on any Note which is punctually paid or duly provided for by the Issuing Entity on the applicable Distribution Date shall be paid to the Person in whose name such Note (or one or more Predecessor Notes) is registered on the Record Date, by check mailed first-class, postage prepaid to such Person's address as it appears on the Note Register on such Record Date, (i) except that, unless Definitive Notes have been issued pursuant to Section 2.12, with respect to Notes registered on the Record Date in the name of the nominee of the Clearing Agency (initially, such nominee to be Cede & Co.), payment will be made by wire transfer in immediately available funds to the account designated by such nominee and (ii) except for (A) the final installment of principal payable with respect to such Note on a Distribution Date and (B) the Prepayment Price for any Note being prepaid pursuant to Section 10.01(a), in each case which shall be payable as provided below. The funds represented by any such checks returned undelivered shall be held in accordance with Section 3.03.

(b)   The principal of each Class A Note shall be payable in installments on each Distribution Date as provided in the form of Class A Note set forth in Exhibit B. The principal of the Class B Notes shall be payable in installments on each Distribution Date as provided in the form of Class B Note set forth in Exhibit C. Notwithstanding the foregoing, the entire unpaid principal amount of the Notes shall be due and payable, if not previously paid, on the date on which an Event of Default shall have occurred and be continuing, if the Indenture Trustee or the Holders of the Notes representing a majority of the Outstanding Principal Amount of the Notes have declared the Notes to be immediately due and payable in the manner provided in Section 5.02. All principal payments on each class of Notes shall be made pro rata to the Noteholders of such Class entitled thereto. Upon notice to the Indenture Trustee by the Issuing Entity, the Indenture Trustee shall notify the Person in whose name a Note is registered at the close of business on the Record Date preceding the Distribution Date on which the Issuing Entity expects that the final installment of principal of and interest on such Note will be paid. Such notice shall be mailed no later than five Business Days prior to such final Distribution Date and shall specify that such final installment will be payable only upon presentation and surrender of such Note and shall specify the place where such Note may be presented and surrendered for payment of such installment. Notices in connection with prepayments of Notes shall be mailed to Noteholders as provided in Section 10.02.

(c)   If the Issuing Entity defaults in a payment of interest on the Notes, the Issuing Entity shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) at the applicable Note Interest Rate in any lawful manner. The Issuing Entity may pay such defaulted interest to the Persons who are Noteholders on a subsequent special record date, which date shall be fixed or caused to be fixed by the Issuing Entity and shall be at least five Business Days prior to the payment date. The Issuing Entity shall fix or cause to be fixed any such payment date, and, at least 15 days before any such special record date, the Issuing Entity shall mail to each Noteholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

SECTION 2.08.   Cancellation. All Notes surrendered for payment, registration of transfer, exchange or prepayment shall, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and shall be promptly cancelled by the Indenture Trustee. The Issuing Entity may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuing Entity may have acquired in any manner whatsoever, and all Notes so delivered shall be promptly cancelled by the Indenture Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Notes may be held or disposed of by the Indenture Trustee in accordance with its standard retention or disposal policy as in effect at the time unless the Issuing Entity shall direct by an Issuing Entity Order that they be destroyed or returned to it; provided that such Issuing Entity Order is timely and the Notes have not been previously disposed of by the Indenture Trustee.

SECTION 2.09.   Release of Collateral. Subject to Section 3.03 and Section 11.01, the Indenture Trustee shall release property from the lien of this Indenture only upon receipt of an Issuing Entity Request accompanied by an Officer's Certificate, an Opinion of Counsel and Independent Certificates in accordance with TIA §§ 314(c) and 314(d)(1) or an Opinion of Counsel in lieu of such Independent Certificates to the effect that the TIA does not require any such Independent Certificates.

SECTION 2.10.   Book-Entry Notes. The Notes, upon original issuance, will be issued in the form of a typewritten Note or Notes representing the Book-Entry Notes, to be delivered to The Depository Trust Company, the initial Clearing Agency, by, or on behalf of, the Issuing Entity. Such Notes shall initially be registered on the Note Register in the name of Cede & Co., the nominee of the initial Clearing Agency, and no Note Owner will receive a Definitive Note representing such Note Owner's interest in such Note, except as provided in Section 2.12. Unless and until definitive, fully registered Notes (the "Definitive Notes") have been issued to Note Owners pursuant to Section 2.12:

> (i)   the provisions of this Section shall be in full force and effect;

> (ii)   the Note Registrar and the Indenture Trustee shall be entitled to deal with the Clearing Agency for all purposes of this Indenture (including the payment of principal of and interest on the Notes and the giving of instructions or directions hereunder) as the sole holder of the Notes, and shall have no obligation to the Note Owners;

> (iii)   to the extent that the provisions of this Section conflict with any other provisions of this Indenture, the provisions of this Section shall control;

> (iv)   the rights of Note Owners shall be exercised only through the Clearing Agency and shall be limited to those established by law and agreements between such Note Owners and the Clearing Agency or the Clearing Agency Participants pursuant to the Depository Agreement. Unless and until Definitive Notes are issued pursuant to Section 2.12, the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit payments of principal of and interest on the Notes to such Clearing Agency Participants; and

> (v)   whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders of Notes evidencing a specified percentage of the Outstanding Principal Amount of the Notes, the Clearing Agency shall be deemed to represent such percentage only to the extent that it has received instructions to such effect from Note Owners or Clearing Agency Participants owning or representing, respectively, such required percentage of the beneficial interest in the Notes and has delivered such instructions to the Indenture Trustee.

SECTION 2.11.   Notices to Clearing Agency. Whenever a notice or other communication to the Noteholders is required under this Indenture, unless and until Definitive Notes shall have been issued to Note Owners pursuant to Section 2.12, the Indenture Trustee shall give all such notices and communications specified herein to be given to Holders of the Notes to the Clearing Agency, and shall have no obligation to the Note Owners.

SECTION 2.12. Definitive Notes. If (i) the Issuing Entity advises the Indenture Trustee in writing that the Clearing Agency is no longer willing or able to properly discharge its responsibilities with respect to the Notes, (ii) the Issuing Entity, to the extent permitted by law, advises the Indenture Trustee in writing that it elects to terminate the book-entry system through the Clearing Agency with respect to the Book-Entry Notes or (iii) after the occurrence of an Event of Default or a Servicer Default, Note Owners representing beneficial interests aggregating a majority of the Outstanding Principal Amount of the Notes advise the Clearing Agency in writing that the continuation of a book-entry system through the Clearing Agency is no longer in the best interests of the Note Owners, then the Clearing Agency shall notify all Note Owners and the Indenture Trustee of the occurrence of any such event and of the availability of Definitive Notes to Note Owners. Subject to Section 2.13(b), upon surrender to the Indenture Trustee of the typewritten Note or Notes representing the Book-Entry Notes by the Clearing Agency, accompanied by registration instructions, the Issuing Entity shall execute and the Indenture Trustee shall authenticate the Definitive Notes in accordance with the instructions of the Clearing Agency. None of the Issuing Entity, the Note Registrar or the Indenture Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Notes, the Indenture Trustee shall recognize the Holders of the Definitive Notes as Noteholders.

SECTION 2.13. Representations and Covenants by Noteholders and Note Owners.

(a) Each Noteholder and Note Owner, by acceptance of a Note, or in the case of a Note Owner, a beneficial interest in a Note, will be deemed to have represented and warranted for the benefit of the Depositor, the Servicer, the Indenture Trustee, the Owner Trustee and the Issuing Entity that either (i) no portion of the assets used by such Noteholder or Note Owner to Acquire or hold the Note or beneficial interest therein constitutes Plan Assets or (ii) the purchase and holding of the Note by such Noteholder or Note Owner will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation under any applicable Similar Law.

(b) Each Class B Noteholder and Class B Note Owner, by acceptance of a Class B Note, or in the case of a Note Owner, a beneficial interest in a Class B Note, will be deemed to have represented and warranted for the benefit of the Depositor, the Issuing Entity and the Indenture Trustee that it is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States, any state thereof, or any political subdivision of either (including the District of Columbia) or (iii) an estate or trust, the income of which is includible in gross income for United States tax purposes, regardless of its source (any such Person described in clauses (i), (ii) or (iii), a "U.S. Person"). The Class B Notes may not be registered in the name of, or transferred to, Persons who are not U.S. Persons and any purported transfer of an interest in a Class B Notes to a Person that is not a U.S. Person shall be void, subject in the case of Class B Notes held in book-entry form to the rules, regulations and procedures of the Clearing Agency. If requested by the Depositor, the Issuing Entity or the Administrator, each Class B Noteholder or Class B Note Owner agrees to deliver to the

Depositor an affidavit and related tax forms certifying generally to the effect that, under penalty of perjury, such investor is a U.S. Person.

SECTION 2.14.   Tax Treatment. The Issuing Entity has entered into this Indenture, and the Notes will be issued, with the intention that, for all purposes including federal, State and local income, single business and franchise tax purposes, the Notes will qualify as indebtedness of the Issuing Entity secured by the Trust Estate. The Issuing Entity, by entering into this Indenture, and each Noteholder, by its acceptance of a Note (and each Note Owner by its acceptance of an interest in the applicable Book-Entry Note), agree to treat, and to take no action inconsistent with the treatment of, the Notes as indebtedness of the Issuing Entity for all purposes, including federal, State and local income, single business and franchise tax purposes.

SECTION 2.15.   The Interest Rate Swap Agreement.

(a) On the Closing Date, the Issuing Entity shall execute and deliver the Initial Interest Rate Swap Agreement.

(b) Subject to Section 6.14 hereof, the Indenture Trustee shall take all steps necessary to enforce the Issuing Entity's rights under the Interest Rate Swap Agreement, including receiving payments from the Swap Counterparty when due and exercising the Issuing Entity's rights under the Interest Rate Swap Agreement in accordance with the terms of the Interest Rate Swap Agreement.

(c) U.S. Bank National Association is hereby designated calculation agent (including any successor or replacement calculation agent designated from time to time by agreement of the parties hereto, the "Calculation Agent"), and in such capacity, on each Interest Determination Date, will calculate the interest rate with respect to the Class A-2b Notes and the Class A-3b Notes. All determinations of interest by the Calculation Agent shall, in the absence of manifest error, be conclusive for all purposes and binding on the Class A-2b Noteholders and the Class A-3b Noteholders.

ARTICLE III

COVENANTS

SECTION 3.01.   Payment of Principal and Interest. The Issuing Entity will duly and punctually pay the principal of and interest, if any, on the Notes in accordance with the terms of the Notes and this Indenture. Without limiting the foregoing, the Issuing Entity will cause to be distributed the amounts on deposit in the Collection Account and the Reserve Account in accordance with Article 5 of the Sale and Servicing Agreement, subject to Section 5.04(b) or 5.04(c). Amounts properly withheld under the Code by any Person from a payment to any Noteholder of interest or principal or premium shall be considered as having been paid by the Issuing Entity to such Noteholder for all purposes of this Indenture.

SECTION 3.02.   Maintenance of Office or Agency. The Issuing Entity will maintain in the Borough of Manhattan, in the City of New York, an office or agency where Notes may be surrendered for registration of transfer or exchange, and where notices and demands to or upon the Issuing Entity in respect of the Notes and this Indenture may be served.

The Issuing Entity hereby initially appoints the Corporate Trust Office to serve as its agent for the foregoing purposes. The Issuing Entity will give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of any such office or agency. If at any time the Issuing Entity shall fail to maintain any such office or agency or shall fail to furnish the Indenture Trustee with the address thereof, such surrenders, notices and demands may be made or served at the Corporate Trust Office, and the Issuing Entity hereby appoints the Indenture Trustee as its agent to receive all such surrenders, notices and demands.

SECTION 3.03.	Money for Payments To Be Held in Trust. As provided in Section 8.02, all payments of amounts due and payable with respect to any Notes or to the Swap Counterparty that are to be made from amounts withdrawn from the Collection Account, the Reserve Account and the Swap Collateral Account pursuant to Section 8.02(b) shall be made on behalf of the Issuing Entity by the Indenture Trustee or by another Paying Agent, and no amounts so withdrawn from such accounts for payments of Notes or to the Swap Counterparty shall be paid over to the Issuing Entity. Unless the Paying Agent is the Indenture Trustee, the Issuing Entity shall promptly notify the Indenture Trustee of its action or failure so to act.

The Issuing Entity will cause each Paying Agent other than the Indenture Trustee to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent shall agree with the Indenture Trustee (and if the Indenture Trustee acts as Paying Agent, it hereby so agrees), subject to the provisions of this Section, that such Paying Agent will:

(i)	hold all sums held by it for the payment of amounts due with respect to the Notes or under the Interest Rate Swap Agreement in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and pay such sums to such Persons as herein provided;

(ii)	give the Indenture Trustee notice of any default by the Issuing Entity (or any other obligor upon the Notes) of which it has actual knowledge in the making of any payment required to be made with respect to the Notes or under the Interest Rate Swap Agreement;

(iii)	at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(iv)	immediately resign as a Paying Agent and forthwith pay to the Indenture Trustee all sums held by it for the payment of Notes or under the Interest Rate Swap Agreement if at any time it ceases to meet the standards required to be met by a Paying Agent at the time of its appointment; and

(v)	comply with all requirements of the Code with respect to the withholding from any payments made by it on any Notes or under the Interest Rate Swap Agreement of any applicable withholding taxes imposed thereon and with respect to any applicable reporting requirements in connection therewith.

The Issuing Entity may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, by Issuing Entity Order direct any Paying

Agent to pay to the Indenture Trustee all sums held for the payment of the Notes by such Paying Agent, such sums to be held by the Indenture Trustee upon the same trusts as those upon which the sums were held by such Paying Agent; and upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Subject to applicable laws with respect to escheat of funds, any money held by the Indenture Trustee or any Paying Agent for the payment of any amount due with respect to any Note and remaining unclaimed for two years after such amount has become due and payable shall be discharged from such trust, and the Indenture Trustee or such Paying Agent, as the case may be, shall give prompt notice of such occurrence to the Issuing Entity and shall release such money to the Issuing Entity on Issuing Entity Request; and the Holder of such Note shall thereafter, as an unsecured general creditor, look only to the Issuing Entity for payment thereof (but only to the extent of the amounts so paid to the Issuing Entity), and all liability of the Indenture Trustee or such Paying Agent with respect to such money shall thereupon cease; provided, however, that the Indenture Trustee or such Paying Agent, before being required to make any such repayment, shall at the expense and direction of the Issuing Entity cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Issuing Entity. The Indenture Trustee shall also adopt and employ, at the expense of the Issuing Entity, any other reasonable means of notification of such repayment (including mailing notice of such repayment to Holders whose Notes have been called but have not been surrendered for prepayment or whose right to or interest in monies due and payable but not claimed is determinable from the records of the Indenture Trustee or of any Paying Agent, at the last address of record for each such Holder).

SECTION 3.04.   Existence. The Issuing Entity will keep in full effect its existence, rights and franchises as a statutory trust under the laws of the State of Delaware (unless it becomes, or any successor Issuing Entity hereunder is or becomes, organized under the laws of any other State or of the United States of America, in which case the Issuing Entity will keep in full effect its existence, rights and franchises under the laws of such other jurisdiction) and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Indenture, the Notes and the Collateral.

SECTION 3.05.   Protection of Trust Estate. The Issuing Entity will from time to time take all actions necessary, including preparing, authorizing, executing, delivering and filing all such supplements and amendments hereto and all such financing statements, amendments to financing statements, continuation statements, instruments of further assurance and other instruments, if applicable, and will take such other action necessary or advisable to:

(i)   maintain or preserve the lien and security interest (and the priority thereof) of this Indenture or carry out more effectively the purposes hereof;

(ii)   perfect, publish notice of or protect the validity of any Grant made or to be made by this Indenture:

(iii)   enforce any of the Collateral (including all rights under the Interest Rate Swap Agreement); or

(iv)   preserve and defend title to the Trust Estate and the rights of the Indenture Trustee, the Noteholders and the Swap Counterparty in the Trust Estate against the claims of all Persons and parties.

The Issuing Entity hereby authorizes the Indenture Trustee as its agent and attorney-in-fact to file any financing statement, continuation statement or other instrument required to be filed pursuant to this Section.

SECTION 3.06.   Opinions as to Trust Estate. (a) On the Closing Date, the Issuing Entity shall furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel (i) such action has been taken to perfect the lien and security interest of this Indenture, including with respect to the recording and filing of this Indenture, any indentures supplemental hereto, and any other requisite documents, and with respect to the filing of any financing statements and continuation statements, as are so necessary and reciting the details of such action, or (ii) no such action is necessary to maintain the perfection of such lien and security interest.

(b)   On or before April 30 in each calendar year, beginning in 2008, the Issuing Entity shall furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel (i) such action has been taken to perfect the lien and security interest of this Indenture, including with respect to the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and with respect to the filing of any financing statements and continuation statements as is so necessary and reciting the details of such action or (ii) no such action is necessary to maintain the perfection of such lien and security interest. Such Opinion of Counsel shall also describe the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and the filing of any financing statements and continuation statements that will, in the opinion of such counsel, be required to maintain the perfection of the lien and security interest of this Indenture until April 30 in the following calendar year.

SECTION 3.07.   Performance of Obligations; Servicing of Receivables.

(a) The Issuing Entity will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Trust Estate or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in this Indenture, the Sale and Servicing Agreement or such other instrument or agreement.

(b)   The Issuing Entity may contract with other Persons to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the

Indenture Trustee in an Officer's Certificate of the Issuing Entity shall satisfy the requirements of this Indenture. Initially, the Issuing Entity has contracted with the Administrator to assist the Issuing Entity in performing its duties under this Indenture.

(c) The Issuing Entity will punctually perform and observe all of its obligations and agreements contained in this Indenture, the other Basic Documents and in the instruments and agreements included in the Trust Estate, including filing or causing to be filed all UCC financing statements and continuation statements required to be filed by it by the terms of this Indenture and the other Basic Documents in accordance with and within the time periods provided for herein and therein. Except as otherwise expressly provided therein, the Issuing Entity shall not waive, amend, modify, supplement or terminate any Basic Document or any provision thereof without the consent of the Indenture Trustee or the Holders of a majority of the Outstanding Principal Amount of the Notes.

(d) If the Issuing Entity shall have knowledge of the occurrence of a Servicer Default under the Sale and Servicing Agreement, the Issuing Entity shall promptly notify the Indenture Trustee and the Rating Agencies thereof, and shall specify in such notice the action, if any, the Issuing Entity is taking in respect of such default. If a Servicer Default shall arise from the failure of the Servicer to perform any of its duties or obligations under the Sale and Servicing Agreement with respect to the Receivables, the Issuing Entity shall take all reasonable steps available to it to remedy such failure.

(e) As promptly as possible after the giving of notice of termination to the Servicer of the Servicer's rights and powers pursuant to Section 8.01 of the Sale and Servicing Agreement, the Indenture Trustee shall appoint a successor servicer (the "Successor Servicer"), and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Indenture Trustee. In the event that a Successor Servicer has not been appointed and accepted its appointment at the time when the Servicer ceases to act as Servicer, the Indenture Trustee without further action shall automatically be appointed the Successor Servicer. The Indenture Trustee may resign as the Servicer by giving written notice of such resignation to the Issuing Entity and in such event will be released from such duties and obligations, such release not to be effective until the date a new servicer enters into a servicing agreement with the Issuing Entity as provided below. Upon delivery of any such notice to the Issuing Entity, the Indenture Trustee shall obtain a new servicer as the Successor Servicer under the Sale and Servicing Agreement. Any Successor Servicer other than the Indenture Trustee shall (i) be an established financial institution having a net worth of not less than $50,000,000 and whose regular business includes the servicing of equipment receivables and (ii) enter into a servicing agreement with the Issuing Entity having substantially the same provisions as the provisions of the Sale and Servicing Agreement applicable to the Servicer. If the Indenture Trustee is unable to act as Successor Servicer, the Indenture Trustee may appoint, or may petition a court of competent jurisdiction to appoint, a Successor Servicer. In connection with any such appointment, the Indenture Trustee may make such arrangements for the compensation of such successor as it and such successor shall agree, subject to the limitations set forth below and in the Sale and Servicing Agreement, and in accordance with Section 8.02 of the Sale and Servicing Agreement, the Issuing Entity shall enter into an agreement with such successor for the servicing of the Receivables (such agreement to be in form and substance satisfactory to the Indenture Trustee). If the Indenture Trustee shall succeed to the Servicer's duties as servicer of the Receivables as provided herein, it shall do so in its individual capacity and not in its capacity as Indenture Trustee and, accordingly, the provisions of Article VI hereof shall be inapplicable to the Indenture Trustee in its duties as the successor to the Servicer and the servicing of the Receivables. In case the Indenture Trustee shall become successor to the Servicer under the Sale and Servicing Agreement, the Indenture Trustee shall be entitled to appoint as Servicer any one of its Affiliates, provided that it shall be fully liable for the actions and omissions of such Affiliate in such capacity as Successor Servicer.

(f)   Upon any termination of the Servicer's rights and powers pursuant to the Sale and Servicing Agreement, the Issuing Entity shall promptly notify the Indenture Trustee. As soon as a Successor Servicer is appointed, the Indenture Trustee shall notify the Issuing Entity and the Depositor of such appointment, specifying in such notice the name and address of such Successor Servicer.

(g)   Without derogating from the absolute nature of the assignment granted to the Indenture Trustee under this Indenture or the rights of the Indenture Trustee hereunder, the Issuing Entity agrees that it will not, without the prior written consent of the Indenture Trustee or the Holders of a majority in Outstanding Principal Amount of the Notes, amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the terms of any Collateral (except to the extent otherwise permitted pursuant to the terms of the Sale and Servicing Agreement) or the Basic Documents, or waive timely performance or observance by the Servicer or the Depositor under the Sale and Servicing Agreement or by CFSC under the Purchase Agreement; provided, however, that no such amendment shall (i) except to the extent otherwise provided in the Sale and Servicing Agreement, increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on Receivables or distributions that are required to be made for the benefit of the Noteholders or (ii) reduce the aforesaid percentage of the Notes which are required to consent to any such amendment, without the consent of the holders of all the outstanding Notes. If any such amendment, modification, supplement or waiver shall be so consented to by the Indenture Trustee or such Holders, the Issuing Entity agrees, promptly following a request by the Indenture Trustee to do so, to execute and deliver, in its own name and at its own expense, such agreements, instruments, consents and other documents as the Indenture Trustee may reasonably deem necessary or appropriate under the circumstances.

SECTION 3.08.   Negative Covenants. So long as any Notes are Outstanding, the Issuing Entity shall not:

(i)   except as expressly permitted by the Basic Documents, sell, transfer, exchange or otherwise dispose of any of the properties or assets of the Issuing Entity, including those included in the Trust Estate, unless directed to do so by the Indenture Trustee;

(ii)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes or payments to the Swap Counterparty (other than amounts properly withheld from such payments under the Code or applicable state law) or assert any claim against any present or former Noteholder or Swap Counterparty by reason of the payment of the taxes levied or assessed upon any part of the Trust Estate;

(iii)   dissolve or liquidate in whole or in part; or

(iv)   (A) permit the validity or effectiveness of this Indenture to be impaired, or permit the lien of this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture except as may be expressly permitted hereby, (B) permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien of this Indenture) to be created on or extend to or otherwise arise upon or burden the Trust Estate or any part thereof or any interest therein or the proceeds thereof (other than tax liens, mechanics' liens and other liens that arise by operation of law, in each case on Financed Equipment and arising solely as a result of an action or omission of the related Obligor) or (C) permit the lien of this Indenture not to constitute a valid first priority perfected security interest in the Trust Estate (other than with respect to any such tax, mechanics' or other lien).

SECTION 3.09.   Statements as to Compliance. (a) The Issuing Entity will deliver to the Indenture Trustee and the Swap Counterparty, within 120 days after the end of each fiscal year of the Issuing Entity (commencing within 120 days after the end of the fiscal year 2007), an Officer's Certificate stating, as to the Authorized Officer signing such Officer's Certificate, that

(i)   a review of the activities of the Issuing Entity during the 12-month period ending at the end of such fiscal year (or in the case of the fiscal year ending December 31, 2007, the period from the Closing Date to December 31, 2007) and of performance under this Indenture has been made under such Authorized Officer's supervision; and

(ii)   to the best of such Authorized Officer's knowledge, based on such review, the Issuing Entity has complied with all conditions and covenants under this Indenture throughout such year, or, if there has been a default in the compliance of any such condition or covenant, specifying each such default known to such Authorized Officer and the nature and status thereof.

SECTION 3.10.   Issuing Entity May Consolidate, etc., Only on Certain Terms.

(a) The Issuing Entity shall not consolidate or merge with or into any other Person, unless:

(i)   the Person (if other than the Issuing Entity) formed by or surviving such consolidation or merger shall be a Person organized and existing under the laws of the United States of America or any State and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuing Entity to be performed or observed, all as provided herein;

(ii)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iii)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(iv)   the Issuing Entity shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuing Entity, any Noteholder or any Certificateholder;

(v)   any action as is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(vi)   the Issuing Entity shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such consolidation or merger and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

(b) (Other than as set forth in clauses (x) and (y) of Section 3.18 and as provided in the Basic Documents, the Issuing Entity shall not convey or transfer any of its properties or assets, including those included in the Trust Estate, to any Person, unless

(i)   the Person that acquires by conveyance or transfer the properties and assets of the Issuing Entity the conveyance or transfer of which is hereby restricted shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any State, (B) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuing Entity to be performed or observed, all as provided herein, (C) expressly agrees by means of such supplemental indenture that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Holders of the Notes, (D) unless otherwise provided in such supplemental indenture, expressly agrees to indemnify, defend and hold harmless the Issuing Entity against and from any loss, liability or expense arising under or related to this Indenture and the Notes and (E) expressly agrees by means of such supplemental indenture that such Person (or if a group of Persons, then one specified Person) shall make all filings with the Commission (and any other appropriate Person) required by the Exchange Act in connection with the Notes;

(ii)   immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing:

(iii)   the Rating Agency Condition shall have been satisfied with respect to such transaction;

(iv)   the Issuing Entity shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to the Issuing Entity, any Noteholder or any Certificateholder;

(v)   any action as is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(vi)   the Issuing Entity shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such conveyance or transfer and such supplemental indenture comply with this Article III and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Exchange Act).

SECTION 3.11.   Successor or Transferee.

(a) Upon any consolidation or merger of the Issuing Entity in accordance with Section 3.10(a), the Person formed by or surviving such consolidation or merger (if other than the Issuing Entity) shall succeed to, and be substituted for, and may exercise every right and power of, the Issuing Entity under this Indenture with the same effect as if such Person had been named as the Issuing Entity herein.

(b) Upon a conveyance or transfer of all the assets and properties of the Issuing Entity pursuant to Section 3.10(b), Caterpillar Financial Asset Trust 2007-A will be released from every covenant and agreement of this Indenture to be observed or performed on the part of the Issuing Entity with respect to the Notes immediately upon the delivery to the Indenture Trustee of the Officer's Certificate and Opinion of Counsel specified in Section 3.10(b)(vi) stating that Caterpillar Financial Asset Trust 2007-A is to be so released.

SECTION 3.12.   No Other Business. The Issuing Entity shall not engage in any business other than the purposes and powers set forth in Section 2.03 of the Trust Agreement.

SECTION 3.13.   No Borrowing. The Issuing Entity shall not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for (i) the Notes and (ii) any other indebtedness permitted by or arising under the Basic Documents.

SECTION 3.14.   Servicer's Obligations. The Issuing Entity shall cause the Servicer to comply with all of its obligations under the Basic Documents, including without limitation those set forth in Sections 4.09, 4.10, 4.11, 4.12, 4.13 and 5.06 of the Sale and Servicing Agreement.

SECTION 3.15.   Guarantees, Loans, Advances and Other Liabilities. Except as contemplated by the Basic Documents, the Issuing Entity shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

SECTION 3.16.   Capital Expenditures.   Except as contemplated by the Basic Documents, the Issuing Entity shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

SECTION 3.17.   Removal of Administrator. So long as any Notes are Outstanding, the Issuing Entity shall not remove the Administrator without cause unless the Rating Agency Condition shall have been satisfied in connection with such removal.

SECTION 3.18.   Restricted Payments.   The Issuing Entity shall not, directly or indirectly, (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to the Owner Trustee or any owner of a beneficial interest in the Issuing Entity or otherwise with respect to any ownership or equity interest or security in or of the Issuing Entity or to the Servicer, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or security or (iii) set aside or otherwise segregate any amounts for any such purpose; provided, however, that the Issuing Entity may make, or cause to be made, (x) distributions to the Servicer, the Depositor, the Owner Trustee and the Certificateholders as permitted by, and to the extent funds are available for such purpose under, this Indenture, the Sale and Servicing Agreement and the Trust Agreement and (y) payments to the Indenture Trustee and the Administrator pursuant to this Indenture and the Administration Agreement. The Issuing Entity will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with this Indenture and the Basic Documents.

SECTION 3.19.   Notice of Events of Default. The Issuing Entity agrees to give a Responsible Officer of the Indenture Trustee, the Swap Counterparty and the Rating Agencies prompt written notice of each Event of Default hereunder and each Swap Event of Default and, immediately after obtaining knowledge of any of the following occurrences, written notice of each default on the part of the Servicer or the Depositor of its obligations under the Sale and Servicing Agreement and each default on the part of CFSC of its obligations under the Purchase Agreement.   In addition, on (i) any Distribution Date on which the Issuing Entity has not received from the Swap Counterparty any amount due from the Swap Counterparty on such Distribution Date, (ii) the Business Day following any such Distribution Date if the Issuing Entity has not yet received such amount due from the Swap Counterparty or (iii) the Business Day on which such failure to pay by the Swap Counterparty becomes a Swap Event of Default under the Interest Rate Swap Agreement, the Issuing Entity shall give immediate notice thereof to the Swap Counterparty, the Indenture Trustee and each Rating Agency.

SECTION 3.20.   Further Instruments and Acts.   Upon request of the Indenture Trustee, the Issuing Entity will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

ARTICLE IV

SATISFACTION AND DISCHARGE

SECTION 4.01.   Satisfaction and Discharge of Indenture.   This Indenture shall cease to be of further effect with respect to the Notes except as to (i) rights of registration of transfer and exchange, (ii) substitution of mutilated, destroyed, lost or stolen Notes, (iii) rights of Noteholders to receive payments of principal thereof and interest thereon, (iv) Sections 3.02, 3.03, 3.04, 3.05, 3.08, 3.10, 3.11, 3.12, 3.13, 3.17, 3.19, 3.20 and 11.17, (v) the rights, obligations and immunities of the Indenture Trustee hereunder (including the rights of the Indenture Trustee under Section 6.07 and the obligations of the Indenture Trustee under Section 4.02) and (vi) the rights of Noteholders as beneficiaries hereof with respect to the property so deposited with the Indenture Trustee payable to all or any of them, and the Indenture Trustee, on demand of and at the expense of the Issuing Entity, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture with respect to the Notes, when

(A)   either

(1)   all Notes theretofore authenticated and delivered (other than (i) Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.05 and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuing Entity and thereafter repaid to the Issuing Entity or discharged from such trust, as provided in Section 3.03) have been delivered to the Indenture Trustee for cancellation; or

(2)   all Notes not theretofore delivered to the Indenture Trustee for cancellation:

(i)   have become due and payable;

(ii)   will become due and payable at (A) the Class A-1 Note Final Scheduled Distribution Date with respect to the Class A-1 Notes, (B) the Class A-2 Note Final Scheduled Distribution Date with respect to the Class A-2 Notes, (C) the Class A-3 Note Final Scheduled Distribution Date with respect to the Class A-3 Notes and (D) the Class B Note Final Scheduled Distribution Date with respect to the Class B Notes; or

(iii)   are subject to prepayment within one year under arrangements satisfactory to the Indenture Trustee for the giving of notice of prepayment by the Indenture Trustee in the name, and at the expense, of the Issuing Entity;

and the Issuing Entity, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be irrevocably deposited with the Indenture Trustee cash or direct obligations of or obligations guaranteed by the United States of America (which will mature prior to the date such amounts are payable), in trust for such purpose, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Indenture Trustee for cancellation when due to (x) the Class A-1 Note Final Scheduled Distribution Date, Class A-2 Note Final Scheduled Distribution Date, Class A-3 Note Final Scheduled Distribution Date or Class B Note Final Scheduled Distribution Date, as

33

applicable, or Prepayment Date (if Notes shall have been called for prepayment pursuant to Section 10.01), as the case may be;

(B)   the Issuing Entity has paid or caused to be paid all other sums payable hereunder by the Issuing Entity, including all amounts owed to the Swap Counterparty, including all Swap Termination Payments; and

(C)   the Issuing Entity has delivered to the Indenture Trustee an Officer's Certificate, an Opinion of Counsel and (if required by the TIA) an Independent Certificate from a firm of certified public accountants, each meeting the applicable requirements of Section 11.01(a) and each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

SECTION 4.02.   Application of Trust Money.   All monies deposited with the Indenture Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent, as the Indenture Trustee may determine, to (i) the Holders of the particular Notes for the payment or prepayment of which such monies have been deposited with the Indenture Trustee, of all sums due and to become due thereon for principal and interest; and (ii) to the Swap Counterparty for all amounts payable under the Interest Rate Swap Agreement.   Such monies need not be segregated from other funds except to the extent required herein or in the Sale and Servicing Agreement or as required by law.

SECTION 4.03.   Repayment of Monies Held by Paying Agent.   In connection with the satisfaction and discharge of this Indenture with respect to the Notes, all monies then held by any Paying Agent other than the Indenture Trustee under the provisions of this Indenture with respect to such Notes shall, upon demand of the Issuing Entity, be paid to the Indenture Trustee to be held and applied according to Section 3.03, and thereupon such Paying Agent shall be released from all further liability with respect to such monies.

ARTICLE V

REMEDIES

SECTION 5.01.   Events of Default.   "Event of Default", wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i)   default in the payment of any interest on any Note when the same becomes due and payable, and such default shall continue for a period of five days;

(ii)   default in the payment of the principal of or any installment of the principal of any Note when the same becomes due and payable;

(iii)   default in the observance or performance of any covenant or agreement of the Issuing Entity made in this Indenture (other than a covenant or agreement, a default in the observance or performance of which is elsewhere in this Section specifically dealt with), or any representation or warranty of the Issuing Entity made in this Indenture or in any certificate or other writing delivered pursuant hereto or in connection herewith proving to have been incorrect in any material respect as of the time when the same shall have been made, and such default shall continue or not be cured, or the circumstance or condition in respect of which such representation or warranty was incorrect shall not have been eliminated or otherwise cured, for a period of 30 days after there shall have been given, by registered or certified mail, return receipt requested, to the Issuing Entity by the Indenture Trustee or to the Issuing Entity and the Indenture Trustee by the Holders of at least 25% of the Outstanding Principal Amount of the Notes, a written notice specifying such default or incorrect representation or warranty and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

     (iv)   the filing of a decree or order for relief by a court having jurisdiction in the premises in respect of the Issuing Entity or any substantial part of the Trust Estate in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for the Issuing Entity or for any substantial part of the Trust Estate, or ordering the winding-up or liquidation of the Issuing Entity's affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

     (v)   the commencement by the Issuing Entity of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the Issuing Entity to the entry of an order for relief in an involuntary case under any such law, or the consent by the Issuing Entity to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Issuing Entity or for any substantial part of the Trust Estate, or the making by the Issuing Entity of any general assignment for the benefit of creditors, or the failure by the Issuing Entity generally to pay its debts as such debts become due, or the taking of action by the Issuing Entity in furtherance of any of the foregoing.

The Issuing Entity shall deliver to the Indenture Trustee and the Swap Counterparty, within five days after the occurrence thereof, written notice in the form of an Officer's Certificate of any event which with the giving of notice and the lapse of time would become an Event of Default under clause (iii) or clause (v), its status and what action the Issuing Entity is taking or proposes to take with respect thereto.

SECTION 5.02.   Acceleration of Maturity; Rescission and Annulment. If an Event of Default should occur and be continuing, then and in every such case the Indenture Trustee or the Holders of Notes representing not less than a majority of the Outstanding Principal Amount of the Notes may declare all the Notes to be immediately due and payable, by a notice in writing to the Issuing Entity (and to the Indenture Trustee if declared by Noteholders), and upon any such declaration the unpaid principal amount of the Notes, together with accrued and unpaid interest thereon through the date of acceleration, shall become immediately due and payable.

At any time after such declaration of acceleration of maturity has been made and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article V provided, the Holders of Notes representing not less than a majority of the Outstanding Principal Amount of the Notes, by written notice to the Issuing Entity and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

     (i)   the Issuing Entity has paid or deposited with the Indenture Trustee a sum sufficient to pay

     (A)   all payments of principal of and interest on all Notes and all other amounts that would then be due hereunder or upon such Notes if the Event of Default giving rise to such acceleration had not occurred;

     (B)   all sums paid or advanced by the Indenture Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel; and

     (C)   any Net Swap Payments and any Swap Termination Payments then due and payable to the Swap Counterparty under the Interest Rate Swap Agreement; and

     (ii)   all Events of Default, other than the nonpayment of the principal of the Notes that has become due solely by such acceleration, have been cured or waived as provided in Section 5.12.

No such rescission shall affect any subsequent default or impair any right consequent thereto.

SECTION 5.03.   Collection of Indebtedness and Suits for Enforcement by Indenture Trustee.

(a) The Issuing Entity covenants that if default is made in the payment of (i) any interest on any Note when the same becomes due and payable, and such default continues for a period of five days or (ii) the principal of or any installment of the principal of any Note when the same becomes due and payable, the Issuing Entity will, upon demand of the Indenture Trustee, pay to it, for the benefit of the Holders of the Notes, the whole amount then due and payable on such Notes for principal and interest, with interest upon the overdue principal, and, to the extent payment at such rate of interest shall be legally enforceable, upon overdue installments of interest, at the applicable Note Interest Rate borne by the Notes, and in addition thereto will pay such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee and its agents and counsel.

(b)   In case the Issuing Entity shall fail forthwith to pay such amounts upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a Proceeding for the collection of the sums so due and unpaid, and may prosecute such Proceeding to judgment or final decree, and may enforce the same against the Issuing Entity or other obligor upon such Notes and collect in the manner provided by law out of the property of the Issuing

Entity or other obligor upon such Notes, wherever situated, the monies adjudged or decreed to be payable.

(c)   If an Event of Default occurs and is continuing, the Indenture Trustee may, as more particularly provided in Section 5.04, in its discretion, proceed to protect and enforce its rights and the rights of the Noteholders and the Swap Counterparty, by such appropriate Proceedings as the Indenture Trustee shall deem most effective to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy or legal or equitable right vested in the Indenture Trustee by this Indenture or by law.

(d)   In case there shall be pending, relative to the Issuing Entity or any other obligor upon the Notes or any Person having or claiming an ownership interest in the Trust Estate, Proceedings under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee, trustee in bankruptcy, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuing Entity or its property or such other obligor or Person, or in case of any other comparable judicial Proceedings relative to the Issuing Entity or other obligor upon the Notes, or to the creditors or property of the Issuing Entity or such other obligor, the Indenture Trustee, irrespective of whether the principal of any Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such Proceedings or otherwise:

(i)   to file one or more claims for the whole amount of principal and interest owing and unpaid in respect of the Notes and for all amounts owed under the Interest Rate Swap Agreement and to file such other papers or documents, and take such actions, as may be necessary or advisable in order to have the claims of the Indenture Trustee (including any claim for reasonable compensation to the Indenture Trustee and each predecessor Indenture Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee, except as a result of negligence or bad faith) and of the Noteholders and the Swap Counterparty allowed in such Proceedings;

(ii)   unless prohibited by applicable law, to vote on behalf of the Holders of Notes in any election of a trustee, a standby trustee or Person performing similar functions in any such Proceedings; and

(iii)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute all amounts received with respect to the claims of the Noteholders, of the Swap Counterparty and of the Indenture Trustee on their behalf;

and any trustee, receiver, liquidator, custodian or other similar official in any such Proceeding is hereby authorized by each of such Noteholders to make payments to the Indenture Trustee, and, in the event that the Indenture Trustee shall consent to the making of payments directly to such Noteholders, to pay to the Indenture Trustee such amounts as shall be sufficient to cover reasonable compensation to the Indenture Trustee, each predecessor Indenture Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Indenture Trustee and each predecessor Indenture Trustee except as a result of negligence or bad faith.

(e)   Nothing herein contained shall be deemed to authorize the Indenture Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Noteholder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such Proceeding except, to vote for the election of a trustee in bankruptcy or similar Person as provided in Section 5.03(d)(ii).

(f)   All rights of action and of asserting claims under this Indenture, or under any of the Notes or the Interest Rate Swap Agreement may be enforced by the Indenture Trustee without the possession of any of the Notes or the production thereof in any trial or other Proceedings relative thereto, and any such action or Proceedings instituted by the Indenture Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Indenture Trustee, each predecessor Indenture Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders of the Notes and the Swap Counterparty.

(g)   In any Proceedings brought by the Indenture Trustee (and also any Proceedings involving the interpretation of any provision of this Indenture to which the Indenture Trustee shall be a party), the Indenture Trustee shall be held to represent all the Holders of the Notes and the Swap Counterparty, and it shall not be necessary to make any Noteholder or the Swap Counterparty a party to any such Proceedings.

SECTION 5.04.   Remedies; Priorities.   (a)   If an Event of Default shall have occurred and be continuing, the Indenture Trustee may do one or more of the following (subject to Section 5.05):

(i)   institute Proceedings in its own name and as trustee of an express trust for the collection of all amounts then payable on the Notes or under this Indenture with respect thereto, whether by declaration or otherwise, enforce any judgment obtained, and collect from the Issuing Entity, the Swap Counterparty and any other obligor upon such Notes monies adjudged due;

(ii)   institute Proceedings from time to time for the complete or partial foreclosure of this Indenture with respect to the Trust Estate;

(iii)   exercise any remedies of a secured party under the UCC and take any other appropriate action to protect and enforce the rights and remedies of the Indenture Trustee and the Holders of the Notes and the Swap Counterparty; and

(iv)   in the event that all the Notes have been declared due and payable pursuant to Section 5.02, sell the Trust Estate or any portion thereof or rights or interest therein, at one or more public or private sales called and conducted in any manner permitted by law;

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provided, <u>however</u>, that the Indenture Trustee may not sell or otherwise liquidate the Trust Estate following an Event of Default, other than a Monetary Event of Default, unless (A) the Holders of 100% of the Outstanding Principal Amount of the Notes and the Swap Counterparty consent thereto, (B) the proceeds of such sale or liquidation distributable to the Noteholders are sufficient to discharge in full all amounts then due and unpaid upon such Notes for principal and interest and all amounts due to the Swap Counterparty under the Interest Rate Swap Agreement or (C) the Indenture Trustee determines that the Trust Estate will not continue to provide sufficient funds for the payment of principal of and interest on the Notes as they would have become due if the Notes had not been declared due and payable, and the Indenture Trustee obtains the consent of Holders of at least 66-2/3% of the Outstanding Principal Amount of the Notes voting together as a single class and the Swap Counterparty under the Interest Rate Swap Agreement. In determining such sufficiency or insufficiency with respect to clause (B) and (C), the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Trust Estate for such purpose.

(b) If the Indenture Trustee collects any money or property pursuant to this <u>Article V</u> following any occurrence of a Monetary Event of Default and the acceleration of the maturities of the Notes pursuant to <u>Section 5.02</u> (so long as such declaration shall not have been rescinded or annulled), it shall pay out the money or property (other than the Additional Servicing Compensation, which may be retained by the Servicer in accordance with <u>Section 5.08</u> of the Sale and Servicing Agreement) in the following order:

FIRST: to the Indenture Trustee for amounts due under <u>Section 6.07</u>;

SECOND: to the Swap Counterparty, any due and unpaid Net Swap Payments;

THIRD: on a pro rata basis, (i) to the Swap Counterparty, any due and unpaid Senior Swap Termination Payments and (ii) to Class A Noteholders for amounts due and unpaid on the Class A Notes for interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class A Notes for interest;

FOURTH: to the Holders of the Class A-1 Notes for amounts due and unpaid on the Class A-1 Notes for principal until the principal amount of the Class A-1 Notes has been paid in full;

FIFTH: to Holders of Class A-2 and Class A-3 Notes for amounts due and unpaid on the Class A-2 and Class A-3 Notes for principal, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class A-2 and Class A-3 Notes for principal;

SIXTH: to Holders of Class B Notes for amounts due and unpaid on the Class B Notes for interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class B Notes for interest;

SEVENTH: to Holders of Class B Notes for amounts due and unpaid on the Class B Notes for principal, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class B Notes for principal;

EIGHTH: to the Servicer and the Administrator, any amounts due and owing to the Servicer and the Administrator, and

NINTH: to the Swap Counterparty, any due and unpaid Subordinated Swap Termination Payments; and

TENTH: to the Certificate Distribution Account.

(c) If the Indenture Trustee collects any money or property pursuant to this Article V following any occurrence of a Non-Monetary Event of Default and the acceleration of the maturities of the Notes pursuant to Section 5.02 (so long as such declaration shall not have been rescinded or annulled), it shall pay out the money or property (other than the Additional Servicing Compensation, which may be retained by the Servicer in accordance with Section 5.08 of the Sale and Servicing Agreement) in the following order:

FIRST: to the Indenture Trustee for amounts due under Section 6.07;

SECOND: to the Swap Counterparty, any due and unpaid Net Swap Payments;

THIRD: on a pro rata basis, (i) to the Swap Counterparty, any due and unpaid Senior Swap Termination Payments, and (ii) to Holders of the Class A Notes for amounts due and unpaid on the Class A Notes for interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class A Notes for interest;

FOURTH: to Holders of the Class B Notes for amounts due and unpaid on the Class B Notes for interest, ratably, without preference of any kind, according to the amounts due and payable on the Class B Notes for interest;

FIFTH: to the Holders of the Class A-1 Notes for amounts due and unpaid on the Class A-1 Notes for principal until the principal amount of the Class A-1 Notes has been paid in full;

SIXTH: to Holders of Class A-2 and Class A-3 Notes for amounts due and unpaid on the Class A-2 and Class A-3 Notes for principal, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class A-2 and Class A-3 Notes for principal;

SEVENTH: to Holders of Class B Notes for amounts due and unpaid on the Class B Notes for principal, ratably, without preference or priority of any kind, according to the amounts due and payable on the Class B Notes for principal;

EIGHTH: to the Servicer and the Administrator, any amounts due and owing to the Servicer and the Administrator, and

NINTH: to the Swap Counterparty, any due and unpaid Subordinated Swap Termination Payments; and

TENTH: to the Certificate Distribution Account.

(d)   The Indenture Trustee may fix a record date and payment date for any payment to Noteholders pursuant to this Section. At least 15 days before such record date, the Issuing Entity shall mail to each Noteholder and the Indenture Trustee a notice that states the record date, the payment date and the amount to be paid.

SECTION 5.05.   Optional Preservation of the Receivables. If the Notes have been declared to be due and payable under Section 5.02 following an Event of Default and such declaration and its consequences have not been rescinded and annulled, the Indenture Trustee may, but need not, elect to maintain possession of the Trust Estate. It is the desire of the parties hereto, the Swap Counterparty and the Noteholders that there be at all times sufficient funds for the payment of principal of and interest on the Notes and all amounts due to the Swap Counterparty under the Interest Rate Swap Agreement, and the Indenture Trustee shall take such desire into account when determining whether or not to maintain possession of the Trust Estate. In determining whether to maintain possession of the Trust Estate, the Indenture Trustee may, but need not, obtain and rely upon an opinion of an Independent investment banking or accounting firm of national reputation as to the feasibility of such proposed action and as to the sufficiency of the Trust Estate for such purpose.

SECTION 5.06.   Limitation of Suits. No Holder of any Note shall have any right to institute any Proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(i)   such Holder has previously given written notice to the Indenture Trustee of a continuing Event of Default;

(ii)   the Holders of not less than 25% of the Outstanding Principal Amount of the Notes have made written request to the Indenture Trustee to institute such Proceeding in respect of such Event of Default in its own name as Indenture Trustee hereunder;

(iii)   such Holder or Holders have offered to the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request;

(iv)   the Indenture Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute such Proceedings; and

(v)   no direction inconsistent with such written request has been given to the Indenture Trustee during such 60-day period by the Holders of a majority of the Outstanding Principal Amount of the Notes;

it being understood and intended that no one or more Holders of Notes shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided.

In the event the Indenture Trustee shall receive conflicting or inconsistent requests and indemnity from two or more groups of Holders of Notes, each representing less than a majority of the Outstanding Principal Amount of the Notes, the Indenture Trustee in its sole discretion may determine what action, if any, shall be taken, notwithstanding any other provisions of this Indenture.

SECTION 5.07.   Unconditional Rights of Noteholders to Receive Principal and Interest; Unconditional Right of Swap Counterparty to Receive Payments. Notwithstanding any other provisions in this Indenture, (i) the Holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest, if any, on such Note on the respective due dates thereof expressed in such Note or in this Indenture (or, in the case of prepayment, on the Prepayment Date) and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder and (ii) the Swap Counterparty shall have the right, which is absolute and unconditional, to receive payments due to it under the Interest Rate Swap Agreement, and to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of the Swap Counterparty.

SECTION 5.08.   Restoration of Rights and Remedies. If the Indenture Trustee, the Swap Counterparty or any Noteholder has instituted any Proceeding to enforce any right or remedy under this Indenture and such Proceeding has been discontinued or abandoned for any reason or has been determined adversely to the Indenture Trustee, the Swap Counterparty or to such Noteholder, then and in every such case the Issuing Entity, the Indenture Trustee, the Swap Counterparty and the Noteholders shall, subject to any determination in such Proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee, the Swap Counterparty and the Noteholders shall continue as though no such Proceeding had been instituted.

SECTION 5.09.   Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee, the Swap Counterparty or to the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 5.10.   Delay or Omission Not a Waiver. No delay or omission of the Indenture Trustee or any Holder of any Note to exercise any right or remedy accruing upon any Default or Event of Default shall impair any such right or remedy or constitute a waiver of any such Default or Event of Default or acquiescence therein. Every right and remedy given by this Article V or by law to the Indenture Trustee, the Swap Counterparty or to the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee, the Swap Counterparty or by the Noteholders, as the case may be.

SECTION 5.11.   Control by Noteholders. The Holders of a majority (or 66 2/3% if an Event of Default has occurred and is continuing) of the Outstanding Principal Amount of the Notes shall have the right to direct the time, method and place of conducting any Proceeding for any remedy available to the Indenture Trustee with respect to the Notes or exercising any trust or power conferred on the Indenture Trustee; provided that

(i)   such direction shall not be in conflict with any rule of law or with this Indenture;

(ii)   subject to the express terms of Section 5.04, any direction to the Indenture Trustee to sell or liquidate the Trust Estate shall be by the Holders of Notes representing not less than 100% of the Outstanding Principal Amount of the Notes;

(iii)   if the conditions set forth in Section 5.05 have been satisfied and the Indenture Trustee elects to retain the Trust Estate pursuant to such Section, then any direction to the Indenture Trustee by Holders of Notes representing less than 100% of the Outstanding Principal Amount of the Notes to sell or liquidate the Trust Estate shall be of no force and effect; and

(iv)   the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with such direction;

provided, however, that, subject to Section 6.01, the Indenture Trustee need not take any action that it determines might involve it in liability or might materially adversely affect the rights of any Noteholders not consenting to such action.

SECTION 5.12.   Waiver of Past Defaults.   Prior to the declaration of the acceleration of the maturity of the Notes as provided in Section 5.02, the Holders of Notes of not less than a majority of the Outstanding Principal Amount of the Notes voting together as a single class may waive any past Default or Event of Default and its consequences except a Default (a) in payment of principal of or interest on any of the Notes or (b) in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Note. In the case of any such waiver, the Issuing Entity, the Indenture Trustee and the Holders of the Notes shall be restored to their former positions and rights hereunder, respectively; provided that no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.

Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred, for every purpose of this Indenture; provided that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

SECTION 5.13.   Undertaking for Costs.   All parties to this Indenture agree, and each Holder of any Note by such Holder's acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken, suffered or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided that the provisions of this Section shall not apply to (a) any suit instituted by the Indenture Trustee, (b) any suit instituted by any Noteholder, or group of Noteholders, in each

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case holding in the aggregate more than 10% of the Outstanding Principal Amount of the Notes, (c) any suit instituted by any Noteholder for the enforcement of the payment of principal of or interest on any Note on or after the respective due dates expressed in such Note and in this Indenture (or, in the case of prepayment, on or after the Prepayment Date) or (d) any suit instituted by the Swap Counterparty.

SECTION 5.14.   Waiver of Stay or Extension Laws. The Issuing Entity covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead or in any manner whatsoever, claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and the Issuing Entity (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

SECTION 5.15.   Action on Notes. The Indenture Trustee's right to seek and recover judgment on the Notes, the Interest Rate Swap Agreement or under this Indenture shall not be affected by the seeking, obtaining or application of any other relief under or with respect to this Indenture. Neither the lien of this Indenture nor any rights or remedies of the Indenture Trustee, the Swap Counterparty or the Noteholders shall be impaired by the recovery of any judgment by the Indenture Trustee against the Issuing Entity or by the levy of any execution under such judgment upon any portion of the Trust Estate or upon any of the assets of the Issuing Entity. Any money or property collected by the Indenture Trustee shall be applied in accordance with Section 5.04(b).

SECTION 5.16.   Performance and Enforcement of Certain Obligations.

(a) Promptly following a request from the Indenture Trustee to do so and at the Depositor's expense, the Issuing Entity agrees to take all such lawful action as the Indenture Trustee may request to compel or secure the performance and observance by (x) the Depositor, the Servicer and the Swap Counterparty, as applicable, of each of their obligations to the Issuing Entity under or in connection with the Sale and Servicing Agreement and the Interest Rate Swap Agreement or (y) CFSC of its obligations under or in connection with the Purchase Agreement in accordance with the terms thereof, and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuing Entity under or in connection with the Sale and Servicing Agreement or the Interest Rate Swap Agreement to the extent and in the manner directed by the Indenture Trustee, including the transmission of notices of default on the part of the Depositor, the Servicer or the Swap Counterparty thereunder and the institution of legal or administrative actions or proceedings to compel or secure performance by the Depositor, the Servicer or the Swap Counterparty of each of their obligations under the Sale and Servicing Agreement or the Interest Rate Swap Agreement, as applicable.

(b)   If an Event of Default has occurred and is continuing, the Indenture Trustee may, and, at the direction (which direction shall be in writing or by telephone (confirmed in writing promptly thereafter)) of the Holders of at least 66 2/3% of the Outstanding Principal Amount of the Notes shall, exercise all rights, remedies, powers, privileges and claims of the Issuing Entity against the Depositor, the Swap Counterparty or the Servicer under or in connection with the Sale and Servicing Agreement or the Interest Rate Swap Agreement, as applicable, including the right or power to take any action to compel or secure performance or observance by the Depositor, the Swap Counterparty or the Servicer of each of their obligations to the Issuing Entity thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the Sale and Servicing Agreement or the Interest Rate Swap Agreement, as applicable, and any right of the Issuing Entity to take such action shall be suspended.

(c)   Promptly following a request from the Indenture Trustee to do so and at the Depositor's expense, the Issuing Entity agrees to take all such lawful action as the Indenture Trustee may request to compel or secure the performance and observance by CFSC of each of its obligations to the Depositor under or in connection with the Purchase Agreement in accordance with the terms thereof, and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuing Entity under or in connection with the Purchase Agreement to the extent and in the manner directed by the Indenture Trustee, including the transmission of notices of default on the part of CFSC thereunder and the institution of legal or administrative actions or proceedings to compel or secure performance by CFSC of each of its obligations under the Purchase Agreement.

(d)   If an Event of Default has occurred and is continuing, the Indenture Trustee may, and, at the direction (which direction shall be in writing or by telephone (confirmed in writing promptly thereafter)) of the Holders of at least 66 2/3% of the Outstanding Principal Amount of the Notes shall, exercise all rights, remedies, powers, privileges and claims of the Depositor against CFSC under or in connection with the Purchase Agreement, including the right or power to take any action to compel or secure performance or observance by CFSC of each of its obligations to the Depositor thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the Purchase Agreement, and any right of the Depositor to take such action shall be suspended.

ARTICLE VI

THE INDENTURE TRUSTEE

SECTION 6.01.   Duties of Indenture Trustee.

(a) If an Event of Default has occurred and is continuing, the Indenture Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   Except during the continuance of an Event of Default:

(i)   the Indenture Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Indenture Trustee; and

(ii)   in the absence of bad faith on its part, the Indenture Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Indenture Trustee and conforming to the requirements of this Indenture; provided, however, the Indenture Trustee shall examine the certificates and opinions to determine whether or not they conform on their face to the requirements of this Indenture.

The Indenture Trustee shall not be required to determine, confirm or recalculate the information contained in the Servicer's Certificate delivered to it pursuant to the Sale and Servicing Agreement.

(c)   The Indenture Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(i)   this paragraph does not limit the effect of subsection 6.01(b);

(ii)   the Indenture Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Indenture Trustee was negligent in ascertaining the pertinent facts; and

(iii)   the Indenture Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 5.11.

(d)   Every provision of this Indenture that in any way relates to the Indenture Trustee is subject to subsections 6.01(a), (b) and (c);

(e)   The Indenture Trustee shall not be liable for interest on any money received by it except as the Indenture Trustee may agree in writing with the Issuing Entity.

(f)   Money held in trust by the Indenture Trustee need not be segregated from other funds except to the extent required by law or the terms of this Indenture or the Sale and Servicing Agreement.

(g)   No provision of this Indenture shall require the Indenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayments of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Indenture Trustee shall be subject to the provisions of this Section and to the provisions of the TIA.

SECTION 6.02.   Rights of Indenture Trustee.

(a) The Indenture Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Indenture Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Indenture Trustee acts or refrains from acting, it may require an Officer's Certificate or an Opinion of Counsel. The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officer's Certificate or Opinion of Counsel.

(c)   The Indenture Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys or a custodian or nominee, and the Indenture Trustee shall not be responsible for any misconduct or negligence on the part of, or for the supervision of, any such agent, attorney, custodian or nominee appointed with due care by it hereunder.

(d)   The Indenture Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers; provided, however, that the Indenture Trustee's conduct does not constitute willful misconduct, negligence or bad faith.

(e)   The Indenture Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Notes shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

SECTION 6.03.   Individual Rights of Indenture Trustee. The Indenture Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuing Entity or its affiliates with the same rights it would have if it were not Indenture Trustee. Any Paying Agent, Note Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Indenture Trustee must comply with Sections 6.11 and 6.12.

SECTION 6.04.   Indenture Trustee's Disclaimer. The Indenture Trustee shall not be responsible for and makes no representation as to the validity or adequacy of the Trust Estate, this Indenture, the Interest Rate Swap Agreement or the Notes, it shall not be accountable for the Issuing Entity's use of the proceeds from the Notes, and it shall not be responsible for any statement of the Issuing Entity in the Indenture or in any document issued in connection with the sale of the Notes or in the Notes other than the Indenture Trustee's certificate of authentication.

SECTION 6.05.   Notice of Defaults. If a Default occurs and is continuing and if it is known to a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall mail to each Noteholder notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal of or interest on any Note (including payments pursuant to the mandatory prepayment provisions of such Note), the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Noteholders.

SECTION 6.06.   Reports by Indenture Trustee to Holders. The Indenture Trustee shall deliver to each Noteholder such information as may be required to enable such holder to prepare its federal and state income tax returns, which shall include the information required to be distributed pursuant to the first paragraph of Section 5.06 of the Sale and Servicing Agreement. The Indenture Trustee shall only be required to provide to the Noteholders the information given to it by the Servicer. The Indenture Trustee shall not be required to determine, confirm or recompute any such information.

SECTION 6.07.   Compensation and Indemnity. The Issuing Entity shall pay to the Indenture Trustee from time to time reasonable compensation for its services. The Indenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Issuing Entity shall reimburse the Indenture Trustee for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Indenture Trustee's agents, counsel, accountants and experts. The Issuing Entity shall indemnify the Indenture Trustee against any and all loss, liability or expense (including the fees of either in-house counsel or outside counsel, but not both) incurred by it in connection with the administration of this trust and the performance of its duties hereunder. The Indenture Trustee shall notify the Issuing Entity and the Administrator promptly of any claim for which it may seek indemnity. Failure by the Indenture Trustee to so notify the Issuing Entity and the Administrator shall not relieve the Issuing Entity of its obligations hereunder. The Issuing Entity shall defend the claim and the Indenture Trustee may have separate counsel and the Issuing Entity shall pay the fees and expenses of such counsel. The Issuing Entity need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Indenture Trustee through the Indenture Trustee's own willful misconduct, negligence or bad faith.

The Issuing Entity's payment obligations to the Indenture Trustee pursuant to this Section shall survive the discharge of this Indenture. When the Indenture Trustee incurs expenses after the occurrence of a Default specified in Section 5.01(iv) or (v) with respect to the Issuing Entity, the expenses are intended to constitute expenses of administration under Title 11 of the United States Code or any other applicable federal or state bankruptcy, insolvency or similar law.

Notwithstanding anything herein to the contrary, the Indenture Trustee's right to enforce any of the Issuing Entity's payment obligations pursuant to this Section 6.07 shall be subject to the provisions of Section 11.17.

SECTION 6.08.   Replacement of Indenture Trustee. No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee shall become effective until the acceptance of appointment by the successor Indenture Trustee pursuant to this Section 6.08. The Indenture Trustee may resign at any time by so notifying the Issuing Entity. The Holders of a majority in Outstanding Principal Amount of the Notes may remove the Indenture Trustee by so notifying the Indenture Trustee and may appoint a successor Indenture Trustee. The Issuing Entity shall remove the Indenture Trustee if:

> (i)   the Indenture Trustee fails to comply with Section 6.11;
>
> (ii)   the Indenture Trustee is adjudged a bankrupt or insolvent;

(iii)   a receiver or other public officer takes charge of the Indenture Trustee or its property; or

(iv)   the Indenture Trustee otherwise becomes incapable of acting.

If the Indenture Trustee resigns or is removed or if a vacancy exists in the office of Indenture Trustee for any reason (the Indenture Trustee in such event being referred to herein as the retiring Indenture Trustee), the Issuing Entity shall promptly appoint a successor Indenture Trustee, which successor shall be reasonably acceptable to the Depositor.

A successor Indenture Trustee shall deliver a written acceptance of its appointment to the retiring Indenture Trustee, the Swap Counterparty and to the Issuing Entity. Thereupon the resignation or removal of the retiring Indenture Trustee shall become effective, and the successor Indenture Trustee shall have all the rights, powers and duties of the Indenture Trustee under this Indenture. The successor Indenture Trustee shall mail a notice of its succession to Noteholders. The retiring Indenture Trustee shall promptly transfer all property held by it as Indenture Trustee to the successor Indenture Trustee.

If a successor Indenture Trustee does not take office within 60 days after the retiring Indenture Trustee resigns or is removed, the retiring Indenture Trustee, the Issuing Entity or the Holders of not less than a majority in Outstanding Principal Amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

If the Indenture Trustee fails to comply with Section 6.11, any Noteholder may petition any court of competent jurisdiction for the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee.

Notwithstanding the replacement of the Indenture Trustee pursuant to this Section, the Issuing Entity's obligations under Section 6.07 shall continue for the benefit of the retiring Indenture Trustee.

SECTION 6.09.   Successor Indenture Trustee by Merger. If the Indenture Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation or banking association without any further act shall be the successor Indenture Trustee. The Indenture Trustee shall provide the Rating Agencies prior written notice of any such transaction; provided that such corporation or banking association shall be otherwise qualified and eligible under Section 6.11.

In case at the time such successor by merger, conversion or consolidation to the Indenture Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Indenture Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Indenture Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor to the Indenture Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Indenture Trustee shall have.

SECTION 6.10.   Appointment of Co-Trustee or Separate Indenture Trustee. (a) Notwithstanding any other provisions of this Indenture, at any time, for the purpose of meeting any legal requirement of any jurisdiction in which any part of the Trust may at the time be located, the Indenture Trustee shall have the power and may execute and deliver all instruments to appoint one or more Persons reasonably acceptable to the Issuing Entity to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Trust Estate, and to vest in such Person or Persons, in such capacity and for the benefit of the Noteholders, such title to the Trust Estate, or any part hereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Indenture Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 6.11 and no notice to Noteholders or the Swap Counterparty of the appointment of any co-trustee or separate trustee shall be required under Section 6.08 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties and obligations conferred or imposed upon the Indenture Trustee shall be conferred or imposed upon and exercised or performed by the Indenture Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Indenture Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed the Indenture Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Trust Estate or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Indenture Trustee;

(ii)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(iii)   the Indenture Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Indenture Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article VI. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Indenture Trustee or separately, as may be provided therein, subject to all the provisions of this Indenture, specifically including every provision of this Indenture relating to the conduct of, affecting the liability of, or affording protection to, the Indenture Trustee. Every such instrument shall be filed with the Indenture Trustee.

(d)   Any separate trustee or co-trustee may at any time constitute the Indenture Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Indenture Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

SECTION 6.11.   Eligibility; Disqualification.   The Indenture Trustee shall at all times satisfy the requirements of TIA § 310(a). The Indenture Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition and its long-term unsecured debt shall be rated at least "Baa3" by Moody's and "BBB-" by Standard & Poor's. The Indenture Trustee shall comply with TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b)(9); provided, however, that there shall be excluded from the operation of TIA § 310(b)(1) any indenture or indentures under which other securities of the Issuing Entity are outstanding if the requirements for such exclusion set forth in TIA § 310(b)(1) are met.

Within 90 days after ascertaining the occurrence of an Event of Default which shall not have been cured or waived, unless authorized by the Commission, the Indenture Trustee shall resign with respect to the Class A Notes or the Class B Notes in accordance with Section 6.08, and the Issuing Entity shall appoint a successor Indenture Trustee for one or both of such Classes, as applicable, so that there will be separate Indenture Trustees for the Class A Notes and the Class B Notes. In the event the Indenture Trustee fails to comply with the terms of the preceding sentence, the Indenture Trustee shall comply with clauses (ii) and (iii) of TIA § 310(b).

In the case of the appointment hereunder of a successor Indenture Trustee with respect to any Class of Notes pursuant to this Section 6.11, the Issuing Entity, the retiring Indenture Trustee and the successor Indenture Trustee with respect to such Class of Notes shall execute and deliver an indenture supplemental hereto wherein each successor Indenture Trustee shall accept such appointment and which (i) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, the successor Indenture Trustee all the rights, powers, trusts and duties of the retiring Indenture Trustee with respect to the Notes of the Class to which the appointment of such successor Indenture Trustee relates, (ii) if the retiring Indenture Trustee is not retiring with respect to all Classes of Notes, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Indenture Trustee with respect to the Notes of each Class as to which the retiring Indenture Trustee is not retiring shall continue to be vested in the Indenture Trustee, and (iii) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Indenture Trustees co-trustees of the same trust and that each such Indenture Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Indenture Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Indenture Trustee shall become effective to the extent provided therein.

SECTION 6.12.   Preferential Collection of Claims Against Issuing Entity.   The Indenture Trustee shall comply with TIA § 311(a), excluding any creditor relationship listed in TIA § 311(b). An Indenture Trustee who has resigned or been removed shall be subject to TIA § 311(a) to the extent provided therein.

SECTION 6.13.   Representations and Warranties of the Indenture Trustee.   The Indenture Trustee hereby makes the following representations and warranties on which the Issuing Entity and the Noteholders shall rely:

(a) it is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America;

(b) it has full power, authority and legal right to execute, deliver, and perform its obligations under this Indenture and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c) this Indenture is an enforceable obligation of the Indenture Trustee.

SECTION 6.14.   Interest Rate Swap Agreement Provisions. The Issuing Entity has entered into the Initial Interest Rate Swap Agreement to hedge the floating rate interest expense on the Class A-2b Notes and the Class A-3b Notes. The Issuing Entity may, from time to time, enter into one or more Replacement Interest Rate Swap Agreements if any Interest Rate Swap Agreement is terminated prior to its scheduled expiration pursuant to a Swap Event of Default or a Swap Termination Event. Other than any Replacement Interest Rate Swap Agreement entered into pursuant to this Section 6.14, the Issuing Entity may not enter into any additional interest rate swap agreements.

(a) The Indenture Trustee will be responsible for collecting Net Swap Receipts and any Swap Termination Payments payable by the Swap Counterparty.

(b) In the event of any early termination of any Interest Rate Swap Agreement, (i) upon written direction and notification of such early termination from the Issuing Entity, the Indenture Trustee shall establish the Swap Termination Payment Account, (ii) the Indenture Trustee shall remit or cause to be remitted to the Swap Termination Payment Account any Swap Termination Payments received from the Swap Counterparty and (iii) the Issuing Entity shall remit any Swap Replacement Proceeds received by the Issuing Entity from a Replacement Swap Counterparty upon receipt directly to the Swap Counterparty; provided, that any such remittance to the Swap Counterparty shall not exceed the amounts, if any, owed to the Swap Counterparty under the Interest Rate Swap Agreement; provided, further, that the Issuing Entity shall remit Swap Replacement Proceeds to the Swap Counterparty only if all Swap Termination Payments due from the Swap Counterparty to the Issuing Entity have been paid in full and if such amounts have not been paid in full then the Issuing Entity shall remit the amount of Swap Replacement Proceeds necessary to make up any deficiency to the Swap Termination Payment Account.

(c) The Issuing Entity shall promptly, following the early termination of the Initial Interest Rate Swap Agreement due to a Swap Event of Default or a Swap Termination Event and in accordance with the terms of such Interest Rate Swap Agreement, enter into a Replacement

Interest Rate Swap Agreement to the extent possible and practicable through application of funds available in the Swap Termination Payment Account.

(d) To the extent that (i) the funds available in the Swap Termination Payment Account exceed the costs of entering into a Replacement Interest Rate Swap Agreement or (ii) the Issuing Entity determines that it is not possible or practicable to replace the Initial Interest Rate Swap Agreement and the Rating Agency Condition is met with respect to such determination, the amounts in the Swap Termination Payment Account (other than funds used to pay the costs of entering into a Replacement Interest Rate Swap Agreement, if applicable) shall be allocated in accordance with the order of priority specified in Section 5.05 of the Sale and Servicing Agreement on the following Distribution Date. In any other situation, amounts on deposit in the Swap Termination Payment Account at any time shall be invested pursuant to Section 8.03. Any amounts remaining in the Swap Termination Payment Account after payment in full of the Class B Notes shall be allocated in accordance with the order of priority specified in Section 5.05 of the Sale and Servicing Agreement on the following Distribution Date.

(e) If the Swap Counterparty is required to post collateral under the terms of the Interest Rate Swap Agreement, upon written direction and notification of such requirement from the Issuing Entity, the Indenture Trustee shall establish the Swap Collateral Account over which the Indenture Trustee shall have exclusive control and the sole right of withdrawal, and in which no Person other than the Indenture Trustee, the Swap Counterparty and the Noteholders shall have any legal or beneficial interest. The Indenture Trustee shall deposit all collateral received from the Swap Counterparty under the Interest Rate Swap Agreement into the Swap Collateral Account. Any and all funds at any time on deposit in, or otherwise to the credit of, the Swap Collateral Account shall be held in trust by the Indenture Trustee for the benefit of the Swap Counterparty and the Noteholders. The only permitted withdrawal from or application of funds on deposit in, or otherwise to the credit of, the Swap Collateral Account shall be (i) for application to obligations of the Swap Counterparty to the Issuing Entity under the Interest Rate Swap Agreement in accordance with the terms of the Interest Rate Swap Agreement or (ii) to return collateral to the Swap Counterparty when and as required by the Interest Rate Swap Agreement.

(f) All amounts held in the Swap Collateral Account shall be invested by the Indenture Trustee, as directed in writing by the Servicer, in Eligible Investments; provided that if (i) the Servicer shall have failed to give investment directions for any funds on deposit in the Swap Collateral Account to the Indenture Trustee by 2:00 p.m. Eastern Time (or such other time as may be agreed by the Servicer and the Indenture Trustee) on any Business Day or (ii) a Default or Event of Default shall have occurred and be continuing with respect to the Notes, then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the Swap Collateral Account in the First American Prime Obligations Fund Class Y. All such Eligible Investments shall mature not later than the Business Day preceding the next Distribution Date, in such manner that such amounts invested shall be available to make the required deposits on the Distribution Date. The Servicer will not direct the Indenture Trustee to make any investment of any funds or to sell any investment held in the Swap Collateral Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, in either case without any further action by any Person, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Servicer shall deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect. Earnings, if any, on investment of funds in the Swap Collateral Account shall be credited to the Issuing Entity and losses and any investment expenses shall be charged against the funds on deposit therein. The Indenture Trustee shall incur no liability for the selection of investments or for losses thereon absent its own negligence or willful misfeasance. The Indenture Trustee shall have no liability in respect of losses incurred as a result of the liquidation of any investment prior to its stated maturity date or the failure of the Servicer to provide timely written investment directions.

(g) Subject to the right of the Indenture Trustee to make withdrawals therefrom, as directed by the Servicer, for the purposes and in the amounts set forth in Section 5.05 of the Sale and Servicing Agreement, the Swap Collateral Account and all funds held therein shall be the property of the Issuing Entity (subject to all rights of the Swap Counterparty therein pursuant to the Interest Rate Swap Agreement). The Issuing Entity, the Owner Trustee, the Swap Counterparty and the Indenture Trustee will treat the Swap Collateral Account, all funds therein and all net investment income with respect thereto as assets of the Issuing Entity for federal income tax and all other purposes.

(h) The Issuing Entity hereby assigns, transfers and conveys to the Indenture Trustee for the benefit of the Noteholders and the Swap Counterparty all of its right, title and interest in the Swap Collateral Account and all funds (including Eligible Investments) in the Swap Collateral Account and the proceeds thereof to secure the payment of interest on and principal of the Notes and the Swap Termination Payments to the Swap Counterparty under the Interest Rate Swap Agreement, and the Indenture Trustee shall have all of the rights of a secured party under the UCC with respect thereto; provided that all income from the investment of funds in the Swap Collateral Account, and the right to receive such income are retained by the Issuing Entity and are not transferred, assigned or otherwise conveyed hereunder. If for any reason the Swap Collateral Account is no longer an Eligible Securities Account, the Indenture Trustee shall promptly cause the Swap Collateral Account to be moved to another institution or otherwise changed so that the Swap Collateral Account becomes an Eligible Securities Account.

(i) If at any time the Interest Rate Swap Agreement becomes subject to early termination due to the occurrence of a Swap Event of Default or a Swap Termination Event, the Issuing Entity and the Indenture Trustee shall use reasonable efforts (following the expiration of any applicable grace period) to enforce the rights of the Issuing Entity thereunder as may be permitted by the terms of the Interest Rate Swap Agreement and consistent with the terms hereof. To the extent not fully paid from Swap Replacement Proceeds, any Swap Termination Payment owed by the Issuing Entity to the Swap Counterparty under the Interest Rate Swap Agreement shall be payable to the Swap Counterparty in installments made on each following Distribution Date until paid in full in accordance with the order of priority specified in Section 5.05 of the Sale and Servicing Agreement. To the extent that the Swap Replacement Proceeds exceed any such Swap Termination Payments (or if there are no Swap Termination Payments due to the Swap Counterparty), the Swap Replacement Proceeds in excess of such Swap Termination Payments, if any, shall be included in the Total Distribution Amount and allocated and applied in accordance with the order of priority specified in Section 5.05 of the Sale and Servicing Agreement on the following Distribution Date.

(j)   Upon the occurrence of (i) any Swap Event of Default arising from any action taken, or failure to act, by the Swap Counterparty, or (ii) any Swap Termination Event (except as described in the following sentence) with respect to which the Swap Counterparty is an "Affected Party" (as defined in the Interest Rate Swap Agreement), the Indenture Trustee may and will, at the direction of Holders of the Notes representing at least a majority of the Outstanding Principal Amount of the Note, voting as a single class, by notice to the Swap Counterparty, designate an "Early Termination Date" (as defined in the Interest Rate Swap Agreement) with respect to the Interest Rate Swap Agreement. If a Swap Termination Event occurs as a result of the insolvency or bankruptcy of the Swap Counterparty, which event has not been otherwise cured under the terms of the Interest Rate Swap Agreement, the Indenture Trustee will terminate the Interest Rate Swap Agreement.

(k)   The Indenture Trustee, as assignee of the rights of the Issuing Entity under the Interest Rate Swap Agreement, may enter into any amendment or supplement to the Interest Rate Swap Agreement (i) to cure any ambiguity or mistake, (ii) to correct any defective provisions or to correct or supplement any provision therein that may be inconsistent with any other provision therein or with the Indenture or (iii) to add any other provisions with respect to matters or questions arising under the Interest Rate Swap Agreement; provided, that such amendment will not adversely affect in any material respect the interests of any Holders (as evidenced by an Opinion of Counsel acceptable to the Indenture Trustee and satisfaction of the Rating Agency Condition with respect thereto).

(l)   The Issuing Entity shall notify the Swap Counterparty of any proposed amendment or supplement to any Basic Document. If such proposed amendment or supplement would materially and adversely affect any of the Swap Counterparty's rights or obligations under the Interest Rate Swap Agreement, the Issuing Entity shall obtain the consent of the Swap Counterparty prior to consenting to the adoption of such amendment or supplement; provided, that the Swap Counterparty's consent to any such amendment or supplement shall not be unreasonably withheld, and provided, further, that the Swap Counterparty's consent will be deemed to have been given if the Swap Counterparty does not object in writing within 10 days of receipt of a written request for such consent.

ARTICLE VII

NOTEHOLDERS' LISTS AND REPORTS

SECTION 7.01.   Issuing Entity To Furnish Indenture Trustee Names and Addresses of Noteholders. The Issuing Entity will furnish or cause to be furnished to the Indenture Trustee (a) not more than five days after the earlier of (i) each Record Date and (ii) three months after the last Record Date, a list, in such form as the Indenture Trustee may reasonably require, of the names and addresses of the Holders of Notes as of such Record Date, and (b) at such other times as the Indenture Trustee may request in writing, within 30 days after receipt by the Issuing Entity of any such request, a list of similar form and content as of a date not more than 10 days prior to the time such list is furnished; provided, however, that so long as the Indenture Trustee is the Note Registrar, no such list shall be required to be furnished.

SECTION 7.02.   Preservation of Information; Communications to Noteholders.

(a) The Indenture Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders of Notes contained in the most recent list furnished to the Indenture Trustee as provided in Section 7.01 and the names and addresses of Holders of Notes received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in such Section 7.01 upon receipt of a new list so furnished.

(b) Noteholders may communicate, pursuant to TIA § 312(b), with other Noteholders with respect to their rights under this Indenture or under the Notes.

(c) The Issuing Entity, the Indenture Trustee and the Note Registrar shall have the protection of TIA § 312(c).

SECTION 7.03. Reports by Issuing Entity.

(a) The Issuing Entity shall:

(i) file with the Indenture Trustee, within 15 days after the Issuing Entity is required to file the same with the Commission, copies of the periodic reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuing Entity may be required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act including, without limitation, reports on Form 10-K, Form 10-D and Form 8-K;

(ii) file or cause the Servicer to file with the Indenture Trustee and the Commission in accordance with rules and regulations prescribed from time to time by the Commission such additional information, documents and reports as may be required from time to time by such rules and regulations; and

(iii) supply to the Indenture Trustee (and the Indenture Trustee shall transmit by mail to all Noteholders described in TIA § 313(c)) such summaries of any information, documents and reports required to be filed by the Issuing Entity pursuant to clauses (i) and (ii) of this Section 7.03(a) as may be required by rules and regulations prescribed from time to time by the Commission.

(b) Unless the Issuing Entity otherwise determines, the fiscal year of the Issuing Entity shall end on December 31 of each year.

SECTION 7.04. Reports by Indenture Trustee. If required by TIA § 313(a), within 60 days after each March 31 beginning with March 31, 2008 the Indenture Trustee shall mail to each Noteholder as required by TIA § 313(c) a brief report dated as of such date that complies with TIA § 313(a). The Indenture Trustee also shall comply with TIA § 313(b).

A copy of each report at the time of its mailing to Noteholders shall be filed by the Indenture Trustee with the Commission and each stock exchange, if any, on which the Notes are listed. The Issuing Entity shall notify the Indenture Trustee if and when the Notes are listed on any stock exchange.

ARTICLE VIII

ACCOUNTS, DISBURSEMENTS AND RELEASES

SECTION 8.01.   Collection of Money. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and shall receive and collect, directly and without intervention or assistance of any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture. The Indenture Trustee shall apply all such money received by it as provided in this Indenture and the Sale and Servicing Agreement. Except as otherwise expressly provided in this Indenture, if any default occurs in the making of any payment or performance under any agreement or instrument that is part of the Trust Estate, the Indenture Trustee may take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate Proceedings. Any such action shall be without prejudice to any right to claim a Default or Event of Default under this Indenture and any right to proceed thereafter as provided in Article V.

SECTION 8.02.   Trust Accounts.

(a) On or prior to the Closing Date, the Issuing Entity shall cause the Servicer to establish and maintain, in the name of the Issuing Entity and subject to the security interest of the Indenture Trustee the Trust Accounts as provided in Section 5.01 of the Sale and Servicing Agreement.

(b)   On or before the second Business Day preceding each Distribution Date, the Total Distribution Amount with respect to the preceding Collection Period will be deposited in the Collection Account as provided in Section 5.02 of the Sale and Servicing Agreement. On each Distribution Date and Prepayment Date, the Indenture Trustee shall distribute all amounts on deposit in the Collection Account and the Reserve Account in accordance with the instructions received from the Servicer pursuant to Section 4.09 of the Sale and Servicing Agreement (except as otherwise provided in Section 5.04(b) or (c) of this Indenture).

SECTION 8.03.   General Provisions Regarding Accounts.

(a) So long as no Default or Event of Default shall have occurred and be continuing, all or a portion of the funds in the Trust Accounts and the Swap Termination Payment Account shall be invested in Eligible Investments and (except with respect to the Certificate Distribution Account) reinvested by the Indenture Trustee at the written direction of the Servicer, subject to the provisions of Section 5.01(b) of the Sale and Servicing Agreement. All income or other gain from investments of monies deposited in the Trust Accounts shall be deposited by the Indenture Trustee in the Collection Account, and any loss resulting from such investments shall be charged to such account. The Issuing Entity will not permit the Servicer to direct the Indenture Trustee to make any investment of any funds or to sell any investment held in any of the Trust Accounts or the Swap Termination Payment Account unless the security interest granted and perfected in such account will continue to be perfected in such investment or the proceeds of such sale, and, in connection with any direction to the Indenture Trustee to make any such investment or sale, if requested by the Indenture Trustee, the Issuing Entity shall cause the Servicer deliver to the Indenture Trustee an Opinion of Counsel, acceptable to the Indenture Trustee, to such effect.

(b) Subject to Section 6.01(c), the Indenture Trustee shall not in any way be held liable by reason of any insufficiency in any of the Trust Accounts resulting from any loss on any Eligible Investment included therein except for losses attributable to the Indenture Trustee's failure to make payments on such Eligible Investments issued by the Indenture Trustee, in its commercial capacity as principal obligor and not as trustee, in accordance with their terms.

(c) If (i) the Servicer shall have failed to give investment directions for any funds on deposit in the Trust Accounts to the Indenture Trustee by 12:00 noon New York Time (or such other time as may be agreed by the Servicer and Indenture Trustee) on any Business Day; or (ii) a Default or Event of Default shall have occurred and be continuing with respect to the Notes but the Notes shall not have been declared due and payable pursuant to Section 5.02, or, if such Notes shall have been declared due and payable following an Event of Default, amounts collected or receivable from the Trust Estate are being applied in accordance with Section 5.05 as if there had not been such a declaration; then the Indenture Trustee shall, to the fullest extent practicable, invest and reinvest funds in the Trust Accounts in investments under subparagraph (d) of the definition of Eligible Investments maturing prior to the succeeding Distribution Date in accordance with Section 5.01(b) of the Sale and Servicing Agreement.

SECTION 8.04.   Release of Trust Estate.

(a) Subject to the payment of its fees and expenses pursuant to Section 6.07, the Indenture Trustee may, and when required by the provisions of this Indenture shall, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances that are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article VIII shall be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any monies.

(b) The Indenture Trustee shall, at such time as there are no Notes Outstanding and all sums due the Indenture Trustee pursuant to Section 6.07 have been paid, and all sums due to the Swap Counterparty have been paid pursuant to the Interest Rate Swap Agreement (as certified by an authorized officer of the Issuing Entity in the Officer's Certificate delivered to the Indenture Trustee) release any remaining portion of the Trust Estate that secured the Notes from the lien of this Indenture and release to the Issuing Entity or any other Person entitled thereto any funds then on deposit in the Trust Accounts. The Indenture Trustee shall release property from the lien of this Indenture pursuant to this Section 8.04(b) only upon receipt of an Issuing Entity Request accompanied by an Officer's Certificate, an Opinion of Counsel and (if required by the TIA) Independent Certificates in accordance with TIA §§ 314(c) and 314(d)(1) meeting the applicable requirements of Section 11.01.

SECTION 8.05.   Opinion of Counsel. The Indenture Trustee shall receive at least seven days' notice when requested by the Issuing Entity to take any action pursuant to Section 8.04(a), accompanied by copies of any instruments involved, and the Indenture Trustee shall also require, as a condition to such action, an Opinion of Counsel, in form and substance satisfactory to the Indenture Trustee, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with and such action will not materially and adversely impair the security for the Notes or the rights of the Noteholders in contravention of the provisions of this Indenture; provided, however, that such Opinion of Counsel shall not be required to express an opinion as to the fair value of the Trust Estate. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

ARTICLE IX

SUPPLEMENTAL INDENTURES

SECTION 9.01.   Supplemental Indentures Without Consent of Noteholders.

(a) Without the consent of the Holders of any Notes but with prior notice to the Rating Agencies, the Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity Order, at any time and from time to time, may enter into one or more indentures supplemental hereto (which shall conform to the provisions of the TIA as in force at the date of the execution thereof), in form satisfactory to the Indenture Trustee, for any of the following purposes:

(i)   to correct or amplify the description of any property at any time subject to the lien of this Indenture, or better to assure, convey and confirm unto the Indenture Trustee any property subject or required to be subjected to the lien of this Indenture, or to subject to the lien of this Indenture additional property;

(ii)   to evidence the succession, in compliance with the applicable provisions hereof, of another Person to the Issuing Entity, and the assumption by any such successor of the covenants of the Issuing Entity herein and in the Notes contained;

(iii)   to add to the covenants of the Issuing Entity, for the benefit of the Holders of the Notes, or to surrender any right or power herein conferred upon the Issuing Entity;

(iv)   to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

(v)   to cure any ambiguity, to correct or supplement any provision herein or in any supplemental indenture which may be inconsistent with any other provision herein or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under this Indenture or in any supplemental indenture; provided that such action shall not, as evidenced by an Opinion of Counsel, adversely affect in any material respect the interests of the Holders of the Notes or the Swap Counterparty;

(vi)   to evidence and provide for the acceptance of the appointment hereunder by a successor trustee with respect to the Notes and to add to or change any of the provisions of this Indenture as shall be necessary to facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Article VI; or

(vii) to modify, eliminate or add to the provisions of this Indenture to such extent as shall be necessary to effect the qualification of this Indenture under the TIA or under any similar federal statute hereafter enacted and to add to this Indenture such other provisions as may be expressly required by the TIA.

The Indenture Trustee is hereby authorized to join in the execution of any such supplemental indenture and to make any further appropriate agreements and stipulations that may be therein contained.

(b) The Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity Order, may, also without the consent of any of the Holders of the Notes but with prior notice to the Rating Agencies, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture; provided, however, that such action shall not, as evidenced by an Opinion of Counsel, adversely affect in any material respect the interests of any Noteholder or the Swap Counterparty. The Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity Order, may, also without consent of any of the Holders of the Notes, enter into an indenture or indentures supplemental hereto for the purpose of substituting credit enhancement for any Class of Notes; provided, however, that the Rating Agency Condition with respect thereto shall have been satisfied.

SECTION 9.02. Supplemental Indentures with Consent of Noteholders. The Issuing Entity and the Indenture Trustee, when authorized by an Issuing Entity Order, also may, with prior notice to the Rating Agencies and with the consent of the Holders of a majority of the Outstanding Principal Amount of the Notes, by Act of such Holders delivered to the Issuing Entity and the Indenture Trustee, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or of modifying in any manner the rights of the Holders of the Notes under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Note affected thereby:

(i) change the date of payment of any installment of principal of or interest on any Note, or reduce the principal amount thereof, the interest rate thereon or the Prepayment Price with respect thereto, change the provisions of this Indenture relating to the application of collections on, or the proceeds of the sale of, the Trust Estate to payment of principal of or interest on the Notes, or change any place of payment where, or the coin or currency in which, any Note or the interest thereon is payable, or impair the right to institute suit for the enforcement of the provisions of this Indenture requiring the application of funds available therefor, as provided in Article V, to the payment of any such amount due on the Notes on or after the respective due dates thereof (or, in the case of prepayment, on or after the Prepayment Date);

(ii) reduce the percentage of the Outstanding Principal Amount of the Notes, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with the provisions of this Indenture or defaults hereunder and their consequences provided for in this Indenture;

(iii)   modify or alter the provisions of the proviso to the definition of the term "Outstanding";

(iv)   reduce the percentage of the Outstanding Principal Amount of the Notes required to direct the Indenture Trustee to direct the Issuing Entity to sell or liquidate the Trust Estate pursuant to Section 5.04;

(v)   modify any provision of this Section 9.02 except to increase any percentage specified herein or to provide that additional provisions of this Indenture or the Basic Documents cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby;

(vi)   modify any of the provisions of this Indenture in such manner as to affect the calculation of the amount of any payment of interest or principal due on any Note on any Distribution Date (including the calculation of any of the individual components of such calculation) or to affect the rights of the Holders of Notes to the benefit of any provisions for the mandatory prepayment of the Notes contained herein; or

(vii)   permit the creation of any lien ranking prior to or on a parity with the lien of this Indenture with respect to any part of the Trust Estate or, except as otherwise permitted or contemplated herein, terminate the lien of this Indenture on any property at any time subject hereto or deprive the Holder of any Note of the security provided by the lien of this Indenture.

The Indenture Trustee may in its discretion determine whether or not any Notes would be affected by any supplemental indenture and any such determination shall be conclusive upon the Holders of all Notes, whether theretofore or thereafter authenticated and delivered hereunder. The Indenture Trustee shall not be liable for any such determination made in good faith.

It shall not be necessary for any Act of Noteholders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Promptly after the execution by the Issuing Entity and the Indenture Trustee of any supplemental indenture pursuant to this Section, the Indenture Trustee shall mail to the Holders of the Notes and the Swap Counterparty to which such amendment or supplemental indenture relates a notice setting forth in general terms the substance of such supplemental indenture. Any failure of the Indenture Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

SECTION 9.03.   Execution of Supplemental Indentures. In executing, or permitting the additional trusts created by, any supplemental indenture permitted by this Article IX or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee shall be entitled to receive, and subject to Sections 6.01 and 6.02, shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or

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permitted by this Indenture. The Indenture Trustee may, but shall not be obligated to, enter into any such supplemental indenture that affects the Indenture Trustee's own rights, duties, liabilities or immunities under this Indenture or otherwise.

SECTION 9.04.   Effect of Supplemental Indenture.   Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith with respect to the Notes affected thereby and the rights of the Swap Counterparty under the Interest Rate Swap Agreement, and the respective rights, limitations of rights, obligations, duties, liabilities and immunities under this Indenture of the Indenture Trustee, the Issuing Entity, the Swap Counterparty and the Holders of the Notes shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

SECTION 9.05.   Conformity With Trust Indenture Act.   Every amendment of this Indenture and every supplemental indenture executed pursuant to this Article IX shall conform to the requirements of the TIA as then in effect so long as this Indenture shall then be qualified under the TIA.

SECTION 9.06.   Reference in Notes to Supplemental Indentures.   Notes authenticated and delivered after the execution of any supplemental indenture pursuant to this Article IX may, and if required by the Indenture Trustee shall, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such supplemental indenture. If the Issuing Entity or the Indenture Trustee shall so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuing Entity, to any such supplemental indenture may be prepared and executed by the Issuing Entity and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

ARTICLE X

PREPAYMENT IN FULL OF NOTES

SECTION 10.01.   Prepayment. The Class A-3 Notes and the Class B Notes shall be prepaid in whole, but not in part, on any Distribution Date after the Class A-1 Notes and the Class A-2 Notes have been paid in full on which the Servicer exercises the option to purchase the Trust Estate pursuant to Section 9.01(a) of the Sale and Servicing Agreement; provided, however, that such purchase is subject to such payment resulting in the Issuing Entity having available funds sufficient to pay (i) all amounts due pursuant to Section 5.04(b)(i) of the Sale and Servicing Agreement, (ii) all amounts payable to the Swap Counterparty under the Interest Rate Swap Agreement and (iii) the aggregate Prepayment Price for the Class A-3 Notes and the Class B Notes. The Issuing Entity shall furnish the Rating Agencies notice of such prepayment in full. If the Class A-3 Notes and the Class B Notes are to be prepaid pursuant to this Section 10.01, the Issuing Entity shall furnish notice of such prepayment to the Indenture Trustee and the Swap Counterparty not later than 15 days prior to the Prepayment Date, and the Issuing Entity shall deposit in the Collection Account not later than two Business Days prior to the Prepayment Date (a) the Prepayment Price of the Class A-3 Notes and the Prepayment Price of the Class B Notes, and (b) all amounts payable to the Swap Counterparty under the Interest Rate Swap Agreement, whereupon all such Class A-3 Notes and Class B Notes shall be due and payable on the Prepayment Date upon the furnishing of a notice and the deposit of the Prepayment Price in the Collection Account complying with Section 10.02 to each Holder of the Notes.

SECTION 10.02.   Form of Prepayment Notice.   Notice of prepayment under Section 10.01 shall be given by the Indenture Trustee by first-class mail, postage prepaid, mailed not less than five days prior to the applicable Prepayment Date to each Holder of Notes, as of the close of business on the Record Date preceding the applicable Prepayment Date, at such Holder's address appearing in the Note Register.

All notices of prepayment shall state:

        (i)   the Prepayment Date;

        (ii)   the Prepayment Price; and

        (iii)   the place where such Notes are to be surrendered for payment of the Prepayment Price (which shall be the office or agency of the Issuing Entity to be maintained as provided in Section 3.02).

Notice of prepayment of the Notes shall be given by the Indenture Trustee in the name and at the expense of the Issuing Entity. Failure to give notice of prepayment, or any defect therein, to any Holder of any Note shall not impair or affect the validity of the prepayment of any other Note.

SECTION 10.03.   Notes Payable on Prepayment Date.   The Notes to be prepaid shall, following notice of prepayment as required by Section 10.02, on the Prepayment Date become due and payable at the Prepayment Price and (unless the Issuing Entity shall default in the payment of the Prepayment Price) no interest shall accrue on the Prepayment Price for any period after the date to which accrued interest is calculated for purposes of calculating the Prepayment Price.

ARTICLE XI

MISCELLANEOUS

SECTION 11.01.   Compliance Certificates and Opinions etc.   (a) Upon any application or request by the Issuing Entity to the Indenture Trustee to take any action under any provision of this Indenture, the Issuing Entity shall furnish to the Indenture Trustee (i) an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with, (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with and (iii) (if required by the TIA) an Independent Certificate from a firm of certified public accountants meeting the applicable requirements of this Section, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture, no additional certificate or opinion need be furnished.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)   a statement that each signatory of such certificate or opinion has read or has caused to be read such covenant or condition and the definitions herein relating thereto;

(ii)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)   a statement that, in the opinion of each such signatory, such signatory has made such examination or investigation as is necessary to enable such signatory to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)   a statement as to whether, in the opinion of each such signatory, such condition or covenant has been complied with.

(b)   (i)   Prior to the deposit of any Collateral or other property or securities with the Indenture Trustee that is to be made the basis for the release of any property or securities subject to the lien of this Indenture, the Issuing Entity shall, in addition to any obligation imposed in Section 11.01(a) or elsewhere in this Indenture, furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of each Person signing such certificate as to the fair value (within 90 days of such deposit) to the Issuing Entity of the Collateral or other property or securities to be so deposited.

(ii)   Whenever the Issuing Entity is required to furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of any signer thereof as to the matters described in clause (i) above, the Issuing Entity shall also deliver to the Indenture Trustee an Independent Certificate as to the same matters, if the fair value to the Issuing Entity of the securities to be so deposited and of all other such securities made the basis of any such withdrawal or release since the commencement of the then-current fiscal year of the Issuing Entity, as set forth in the certificates delivered pursuant to clause (i) above and this clause (ii), is 10% or more of the Outstanding Principal Amount of the Notes, but such a certificate need not be furnished with respect to any securities so deposited if the fair value thereof to the Issuing Entity as set forth in the related Officer's Certificate is less than $25,000 or less than one percent of the Outstanding Principal Amount of the Notes.

(iii)   Other than with respect to the release of any Purchased Receivables or Liquidated Receivables or payments pursuant to Section 3.03, whenever any property or securities are to be released from the lien of this Indenture, the Issuing Entity shall also furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of each Person signing such certificate as to the fair value (within 90 days of such release) of the property or securities proposed to be released and stating that in the opinion of such Person the proposed release will not impair the security under this Indenture in contravention of the provisions hereof.

(iv)   Whenever the Issuing Entity is required to furnish to the Indenture Trustee an Officer's Certificate certifying or stating the opinion of any signer thereof as to the matters described in clause (iii) above, the Issuing Entity shall also furnish to the Indenture Trustee an Independent Certificate as to the same matters if the fair value of the property or securities and of all other property, other than Purchased Receivables and Liquidated Receivables or payments pursuant to Section 3.03, or securities released from the lien of this Indenture since the commencement of the then current calendar year, as set forth in the certificates required by clause (iii) above and this clause (iv), equals 10% or more of the Outstanding Principal Amount of the Notes, but such certificate need not be furnished in the case of any release of property or securities if the fair value thereof as set forth in the related Officer's Certificate is less than $25,000 or less than one percent of the then Outstanding Principal Amount of the Notes.

(v)   Notwithstanding Section 2.09 or any other provision of this Section, the Issuing Entity may, without complying with clauses (i)-(iv) above, (A) collect, liquidate, sell or otherwise dispose of Receivables and Financed Equipment as and to the extent permitted or required by the Basic Documents and (B) make cash payments out of the Trust Accounts as and to the extent permitted or required by the Basic Documents.

SECTION 11.02.   Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an Authorized Officer of the Issuing Entity may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which such officer's certificate or opinion is based are erroneous. Any such certificate of an Authorized Officer or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Servicer, the Depositor, the Issuing Entity or the Administrator, stating that the information with respect to such factual matters is in the possession of the Servicer, the Depositor, the Issuing Entity or the Administrator, unless such officer or counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Whenever in this Indenture, in connection with any application or certificate or report to the Indenture Trustee, it is provided that the Issuing Entity shall deliver any document as a condition of the granting of such application, or as evidence of the Issuing Entity's compliance with any term hereof, it is intended that the truth and accuracy, at the time of the granting of such application or at the effective date of such certificate or report (as the case may be), of the facts and opinions stated in such document shall in such case be conditions precedent to the right of the Issuing Entity to have such application granted or to the sufficiency of such certificate or report. The foregoing shall not, however, be construed to affect the Indenture Trustee's right to rely upon the truth and accuracy of any statement or opinion contained in any such document as provided in Article VI.

SECTION 11.03.   Acts of Noteholders.

(a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Noteholders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by agents duly appointed in writing; and except as herein otherwise expressly provided such action shall become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuing Entity. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Indenture Trustee and the Issuing Entity, if made in the manner provided in this Section.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved in any manner that the Indenture Trustee deems sufficient.

(c)   The ownership of Notes shall be proved by the Note Register.

(d)   Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Notes shall bind the Holder of every Note issued upon the registration thereof or in exchange therefor or in lieu thereof, in respect of anything done, omitted or suffered to be done by the Indenture Trustee or the Issuing Entity in reliance thereon, whether or not notation of such action is made upon such Note.

SECTION 11.04.   Notices, etc. to Indenture Trustee, Issuing Entity and Rating Agencies. Any request, demand, authorization, direction, notice, consent, waiver or Act of Noteholders or other documents provided or permitted by this Indenture to be made upon, given or furnished to or filed with:

(a)   the Indenture Trustee shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Indenture Trustee and received at its Corporate Trust Office, or

(b)   the Issuing Entity shall be sufficient for every purpose hereunder if in writing and mailed, first-class, postage prepaid, to the Issuing Entity addressed to: Caterpillar Financial Asset Trust 2007-A, in care of The Bank of New York (Delaware), as Owner Trustee, 100 White Clay

Center, Route 273, Newark, Delaware 19711, Attention: Corporate Trust Administration, with a copy to the Administrator, at the following address: Caterpillar Financial Services Corporation, 2120 West End Avenue, Nashville, Tennessee 37203-1071 or at any other address previously furnished in writing to the Indenture Trustee by Issuing Entity or the Administrator. The Issuing Entity shall promptly transmit any notice received by it from the Noteholders to the Indenture Trustee.

(c)　　the Rating Agencies shall be sufficient for every purpose hereunder if in writing, personally delivered or mailed by certified mail, return receipt requested, to (i) in the case of Moody's, at the following address: Moody's Investors Service, Inc., ABS Monitoring Department, 99 Church Street, New York, New York 10007 and (ii) in the case of Standard & Poor's, at the following address: Standard & Poor's Ratings Services, 55 Water Street (40th Floor), New York, New York 10041, Attention of Asset Backed Surveillance Department; or as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

(d)　　the Swap Counterparty, as provided in the Interest Rate Swap Agreement.

SECTION 11.05.　　Notices to Noteholders; Waiver. Where this Indenture provides for notice to Noteholders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class, postage prepaid to each Noteholder affected by such event, at such Noteholder's address as it appears on the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Noteholders is given by mail, neither the failure to mail such notice nor any defect in any notice so mailed to any particular Noteholder shall affect the sufficiency of such notice with respect to other Noteholders, and any notice that is mailed in the manner herein provided shall conclusively be presumed to have been duly given.

Where this Indenture provides for notice in any manner, such notice may be waived in writing by any Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Noteholders shall be filed with the Indenture Trustee but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such a waiver.

In case, by reason of the suspension of regular mail service, it shall be impractical to mail notice of any event to Noteholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Indenture Trustee shall be deemed to be a sufficient giving of such notice.

Where this Indenture provides for notice to the Rating Agencies, failure to give such notice shall not affect any other rights or obligations created hereunder and shall not under any circumstance constitute a Default or Event of Default.

SECTION 11.06.　　Alternate Payment and Notice Provisions. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, to the extent satisfactory to the Indenture Trustee, the Issuing Entity may enter into any agreement with any Holder of a Note providing for a method of payment, or notice by the Indenture Trustee or any Paying Agent to such Holder, that is different from the methods provided for in this Indenture for such payments or notices. The Issuing Entity will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments to be made and notices to be given in accordance with such agreements.

SECTION 11.07.   Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof that is required to be included in this indenture by any of the provisions of the TIA, such required provision shall control.

The provisions of TIA §§ 310 through 317 that impose duties on any Person (including the provisions automatically deemed included herein unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

SECTION 11.08.   Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

SECTION 11.09.   Successors and Assigns. All covenants and agreements in this Indenture and the Notes by the Issuing Entity shall bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Indenture Trustee in this Indenture shall bind its successors, co-trustees and agents of the Indenture Trustee.

SECTION 11.10.   Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 11.11.   Benefits of Indenture. The Swap Counterparty shall be a third-party beneficiary to the provisions of this Indenture. Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, the Swap Counterparty and the Noteholders, and any other party secured hereunder, and any other Person with an ownership interest in any part of the Trust Estate, any benefit or any legal or equitable right, remedy or claim under this Indenture. Notwithstanding the foregoing, this Indenture shall inure to the benefit of and be binding upon the parties hereto, and the Owner Trustee, the Noteholders, the Certificateholders and their respective successors and permitted assigns shall be third party beneficiaries. Except as otherwise provided in this Article, no other Person shall have any right or obligation hereunder.

SECTION 11.12.   Legal Holidays. In any case where the date on which any payment is due shall not be a Business Day, then (notwithstanding any other provision of the Notes or this Indenture) payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which nominally due, and no interest shall accrue for the period from and after any such nominal date.

SECTION 11.13.   GOVERNING LAW.   THIS INDENTURE SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW)

AND THE OBLIGATIONS, RIGHTS, AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

SECTION 11.14.   Counterparts. This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 11.15.   Recording of Indenture. If this Indenture is subject to recording in any appropriate public recording offices, such recording is to be effected by the Issuing Entity and at its expense accompanied by an Opinion of Counsel (which may be counsel to the Indenture Trustee or any other counsel reasonably acceptable to the Indenture Trustee) to the effect that such recording is necessary either for the protection of the Noteholders or any other Person secured hereunder or for the enforcement of any right or remedy granted to the Indenture Trustee under this Indenture.

SECTION 11.16.   Trust Obligation. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuing Entity, the Owner Trustee or the Indenture Trustee on the Notes or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuing Entity or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Indenture Trustee or the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuing Entity, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Indenture Trustee and the Owner Trustee have no such obligations in their individual capacity) and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity. For all purposes of this Indenture, in the performance of any duties or obligations of the Issuing Entity hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Article VI, VII and VIII of the Trust Agreement.

SECTION 11.17.   No Petition. Notwithstanding any prior termination of this Indenture, the Indenture Trustee, by entering into this Indenture, and each Noteholder and Note Owner, by accepting a Note or an interest therein, and the Swap Counterparty, by accepting the benefits of this Agreement, hereby covenant and agree that they will not at any time institute against the Depositor or the Trust, or voluntarily join in any institution against the Depositor or the Trust of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law.

SECTION 11.18.   Inspection. The Issuing Entity agrees that, on reasonable prior notice, it will permit any representative of the Indenture Trustee, during the Issuing Entity's normal business hours, to examine all the books of account, records, reports, and other papers of the Issuing Entity, to make copies and extracts therefrom, to cause such books to be audited by Independent certified public accountants, and to discuss the Issuing Entity's affairs, finances and accounts with the Issuing Entity's officers, employees, and Independent certified public accountants, all at such reasonable times and as often as may be reasonably requested. The

69

Indenture Trustee shall, and shall cause its representatives, to hold in confidence all such information except to the extent disclosure may be required by law (and all reasonable applications for confidential treatment are unavailing) and except to the extent that the Indenture Trustee may reasonably determine that such disclosure is consistent with its obligations hereunder.

SECTION 11.19.   Interest Rate Swap Agreement .

(a) The Indenture Trustee shall have no liability with respect to any act or failure to act by the Issuing Entity under the Interest Rate Swap Agreement (provided that this sentence shall not limit or relieve the Indenture Trustee from any responsibility it may have under this Indenture upon the occurrence of and during the continuance of any Event of Default hereunder).

(b) The grant made by this Indenture is executed as collateral security, and the execution and delivery hereby shall not in any way impair or diminish the obligations of the Issuing Entity under the provisions of the Interest Rate Swap Agreement, nor shall any of the obligations contained in the Interest Rate Swap Agreement be imposed on the Indenture Trustee.

(c) Upon the retirement of the Notes and the release of the Trust Estate from the lien of this Indenture, all rights conveyed by this Indenture to the Indenture Trustee, for the benefit of the Holders of the Notes, in the Interest Rate Swap Agreement shall cease and terminate and all the estate, right, title and interest of the Indenture Trustee and the Holders of the Notes in, to and under the Interest Rate Swap Agreement shall revert to the Issuing Entity and no further instrument or act shall be necessary to evidence such termination and reversion.

(d) The Issuing Entity represents that the Issuing Entity has not executed any other assignment of the Interest Rate Swap Agreement.

(e) The Issuing Entity agrees that the grant pursuant to this Indenture is irrevocable, and that it will not take any action which is inconsistent with the grant or make any other assignment inconsistent herewith. The Issuing Entity will, upon the request of the Indenture Trustee, execute all instruments of further assurance and all such supplemental instruments with respect to the grant as the Indenture Trustee may specify.

(f) The Issuing Entity further agrees, with respect to the Interest Rate Swap Agreement, that so long as no Event of Default has occurred and is continuing, the Issuing Entity will deliver to the Indenture Trustee copies of all notices and communications delivered or required to be delivered to the Issuing Entity pursuant to the Interest Rate Swap Agreement, but only if such notice or communication relates to any (A) default under, (B) early termination of or (C) amendment of, the Interest Rate Swap Agreement.

SECTION 11.20.   Limitation of Rights. All of the rights of the Swap Counterparty in, to and under this Indenture or any other Basic Document (including, but not limited to, all of the Swap Counterparty's rights as a third-party beneficiary of this Indenture and all of the Swap Counterparty's rights to receive notice of any action hereunder or under any other Basic Document and to give or withhold consent to any action hereunder or under any other Basic Document) shall terminate upon the termination of the Interest Rate Swap Agreement in accordance with the terms thereof and the payment in full of all amounts owing to the Swap Counterparty under such Interest Rate Swap Agreement.

ARTICLE XII

REGULATION AB COMPLIANCE

SECTION 12.01. Intent of the Parties; Reasonableness. The Issuing Entity and the Indenture Trustee acknowledge and agree that the purpose of this Article XII is to facilitate compliance by the Issuing Entity and the Depositor with the provisions of Regulation AB and related rules and regulations of the Commission. Neither the Issuing Entity nor the Depositor shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission under the Securities Act and the Exchange Act. The Indenture Trustee acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with reasonable requests made by the Issuing Entity or the Depositor in good faith under these provisions on the basis of evolving interpretations of Regulation AB. The Indenture Trustee shall cooperate reasonably with the Issuing Entity to deliver to the Issuing Entity (including any of its assignees or designees) and the Depositor any and all disclosure, statements, reports, certifications, records and any other information reasonably necessary in the good faith determination of the Issuing Entity or the Depositor to permit the Issuing Entity or the Depositor to comply with the provisions of Regulation AB.

SECTION 12.02. Additional Representations and Warranties of the Indenture Trustee.

(a) The Indenture Trustee shall be deemed to represent and warrant to the Issuing Entity and to the Depositor, as of the date hereof and as of the date on which information is first provided to the Issuing Entity or the Depositor under Section 12.03, that, except as disclosed in writing to the Issuing Entity or the Depositor prior to such date: (i) it is not aware and has not received notice that any default, early amortization or other performance triggering event has occurred as to any other securitization transaction involving equipment leases due to any default by the Indenture Trustee; (ii) there are no aspects of its financial condition that could have a material adverse effect on the performance by it of its trustee obligations under this Indenture; (iii) there are no legal or governmental proceedings pending (or known to be contemplated) against it that would be material to holders of Notes; and (iv) except as previously disclosed to the Depositor, there are no affiliations, relationships or transactions relating to the Indenture Trustee with respect to any Transaction Party required to be disclosed under Item 1119 of Regulation AB. The Depositor shall notify the Indenture Trustee of any change in the identity of a Transaction Party after the Closing Date.

(b) If so requested by the Issuing Entity or the Depositor on any date following the date on which information is first provided to the Issuing Entity or the Depositor under Section 12.03, the Indenture Trustee shall, within five Business Days following such request, confirm in writing the accuracy of the representations and warranties set forth in paragraph (a) of this Section or, if any such representation and warranty is not accurate as of the date of such request or such confirmation, provide reasonably adequate disclosure of the pertinent facts, in writing, to the requesting party. Any such request from the Issuing Entity or the Depositor shall not be given more than once each calendar quarter, unless such party shall have a reasonable basis for a determination that any of the representations and warranties may not be accurate.

SECTION 12.03.   Information to Be Provided by the Indenture Trustee.

(a) For the purpose of satisfying the reporting obligation of the Issuing Entity under the Exchange Act with respect to any class of asset-backed securities, the Indenture Trustee shall (i) notify the Issuing Entity and the Depositor in writing of (A) any litigation or governmental proceedings pending against the Indenture Trustee that would be material to holders of Notes, (B) any affiliations or relationships that develop following the Closing Date between the Indenture Trustee and any Transaction Party that are required to be disclosed under Item 1119 of Regulation AB, and (C) any change in control or sale of substantially all the assets of the Indenture Trustee and (ii) provide to the Issuing Entity and the Depositor a written description of such litigation proceedings, affiliations, relationships or corporate changes.

(b) As of the date each Report on Form 10-D with respect to the Notes is filed by or on behalf of the Issuing Entity, and as of the date each Report on Form 10-K with respect to the Notes is filed, the Indenture Trustee shall be deemed to represent and warrant that any information previously provided by the Indenture Trustee under this Article XII is materially correct and does not have any material omissions unless the Indenture Trustee has provided an update to such information. The Issuing Entity and the Depositor will allow the Indenture Trustee to review any disclosure relating to material litigation against the Indenture Trustee prior to filing such disclosure with the Commission to the extent the Issuing Entity or the Depositor changes the information provided by the Indenture Trustee.

SECTION 12.04.   Report on Assessment of Compliance and Attestation..   On or before March 15 of each calendar year in which a Form 10-K is required to be filed in connection with the Notes, commencing in 2008, the Indenture Trustee shall:

(a) deliver to the Servicer, Issuing Entity and Depositor a report (in form and substance reasonably satisfactory to the Servicer) regarding the Indenture Trustee's assessment of compliance with the applicable Servicing Criteria during the immediately preceding calendar year, as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Servicer, Issuing Entity and Depositor and signed by an authorized officer of the Indenture Trustee, and shall address each of the Servicing Criteria specified on Exhibit D; and

(b) deliver to the Servicer, Issuing Entity and Depositor a report of a nationally recognized registered public accounting firm that satisfies the requirements of Rule 2-01 of Regulation S-X under the Securities Act and the Exchange Act that attests to, and reports on, the assessment of compliance made by the Indenture Trustee and delivered pursuant to the preceding paragraph as set forth in Item 1122(b) of Regulation AB. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act.

SECTION 12.05.   Indemnification; Remedies.

(a) The Indenture Trustee shall indemnify the Issuing Entity, each affiliate of the Issuing Entity, the Depositor, the Servicer and each Person responsible for the preparation, execution or filing of any report required to be filed with the Commission with respect to the Notes, and each Person who controls any of such parties (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act); and the respective present and former directors, officers, employees and agents of each of the foregoing, and shall hold each of them harmless from and against any losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments, and any other costs, fees and expenses that any of them may sustain arising out of or based upon:

(i)   (A) any untrue statement of a material fact contained or alleged to be contained in any information, report, certification, accountants' attestation or other material provided under this Article XII by or on behalf of the Indenture Trustee (collectively, the "Trustee Information"), or (B) the omission or alleged omission to state in the Trustee Information a material fact required to be stated in the Trustee Information or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, by way of clarification, that clause (B) of this paragraph shall be construed solely by reference to the Trustee Information and not to any other information communicated in connection with a sale or purchase of securities, without regard to whether the Trustee Information or any portion thereof is presented together with or separately from such other information; or

(ii)   any failure by the Indenture Trustee to deliver any information, report, certification or other material when and as required under this Article XII, other than a failure to deliver the accountants' attestation.

(b) In the case of any failure of performance described in clause (a)(ii) of this Section, other than a failure to deliver an accountants' attestation, the Indenture Trustee shall promptly reimburse the Servicer, the Issuing Entity, and the Depositor, as applicable, and each Person responsible for the preparation, execution or filing of any report required to be filed with the Commission with respect to the Notes, or for execution of a certification pursuant to Rule 13a-14(d) or Rule 15d-14(d) under the Exchange Act with respect to the Notes, for all costs reasonably incurred by each such party in order to obtain the information, report, certification or other material not delivered as required by the Indenture Trustee.

(c) The Issuing Entity, the Servicer and the Depositor shall indemnify the Indenture Trustee, each affiliate of the Indenture Trustee and the respective present and former directors, officers, employees and agents of the Indenture Trustee, and shall hold each of them harmless from and against any losses, damages, penalties, fines, forfeitures, legal fees and expenses and related costs, judgments, and any other costs, fees and expenses that any of them may sustain arising out of or based upon (i) any untrue statement of a material fact contained or alleged to be contained in any information provided under this Indenture by or on behalf of the Issuing Entity or the Depositor for inclusion in any report filed with the Commission under the Exchange Act (collectively, the "Depositor Information"), or (ii) the omission or alleged omission to state in the Depositor Information a material fact required to be stated in the Depositor Information or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, by way of clarification, that clause (ii) of this paragraph shall be construed solely by reference to the Depositor Information and not to any other information communicated in connection with the sale or purchase of securities, without regard to whether the Depositor information or any portion thereof is presented together with or separately from such other information; provided, however, that the Issuing Entity may provide indemnification hereunder only after payments required under Sections 5.04(b)(i) through 5.04(b)(ix) of the Sale and Servicing Agreement have been paid.

[Signature Page Follows]

IN WITNESS WHEREOF, the Issuing Entity and the Indenture Trustee have caused this Indenture to be duly executed by their respective officers, thereunto duly authorized, all as of the date first above written.

> CATERPILLAR FINANCIAL ASSET
> TRUST 2007-A,
>
> By: THE BANK OF NEW YORK (DELAWARE),
> not in its individual capacity but solely as Owner
> Trustee,
>
>
> By: /s/ Kristine K. Gullo
>   Name: Kristine K. Gullo
>   Title: Vice President
>
> U.S. BANK NATIONAL ASSOCIATION,
> not in its individual capacity but as
> Indenture Trustee,
>
>
> By: /s/ Melissa A. Rosal
>   Name: Melissa A. Rosal
>   Title: Vice President

STATE OF _____,   )
) ss.:
COUNTY OF _____,   )

BEFORE ME, the undersigned authority, a Notary Public in and for said County and State, on this day personally appeared Kristine K. Gullo known to me to be the person and officer whose name is subscribed to the foregoing instrument and acknowledged to me that the same was the act of the said Vie President and that she/he executed the same as the corporation for the purpose and consideration therein stated.

GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the _____ day of September, 2007.

                                             /s/ Susan S. Latham
                                           Notary Public

                                           [Seal]
My commission expires:

October 13, 2008

STATE OF _____,   )
) ss.:

COUNTY OF _____   )

      BEFORE ME, the undersigned authority, a Notary Public in and for said County and State, on this day personally appeared Melissa A. Rosal known to me to be the person and officer whose name is subscribed to the foregoing instrument and acknowledged to me that the same was the act of the said Vice President and that she/he executed the same as the corporation for the purpose and consideration therein stated.

      GIVEN UNDER MY HAND AND SEAL OF OFFICE, this the _____ day of September, 2007.

                                /s/ Erika Forshtay_____
                                Notary Public

                                [Seal]
My commission expires:

11/6/2010 _____

EXHIBIT A

SCHEDULE OF RECEIVABLES

FORM OF CLASS A NOTE

REGISTERED $_____ *

No. ____

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP NO._____

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUING ENTITY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE PRINCIPAL OF THIS CLASS A NOTE IS PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS CLASS A NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

---

* Denominations of $1,000 and integral multiples thereof.

[____% CLASS A-l] [____% CLASS A-2a] [CLASS A-2b FLOATING RATE] [____%
CLASS A-3a] [CLASS A-3b FLOATING RATE]
ASSET BACKED NOTES

Caterpillar Financial Asset Trust 2007-A, a statutory trust organized and existing under the laws of the State of Delaware (herein referred to as the "Issuing Entity"), for value received, hereby promises to pay to [_____], or registered assigns, the principal sum of [_____] DOLLARS ($[_____]) payable on each Distribution Date in an amount equal to the result obtained by multiplying (i) a fraction the numerator of which is $[INSERT INITIAL PRINCIPAL AMOUNT OF THIS CLASS A NOTE] and the denominator of which is [$] [for Class A-1 Notes]] [$] [for Class A-2a Notes]] [$][for Class A-2b Notes] [for Class A-3a Notes]] [$][for Class A-3b Notes]] by (ii) the aggregate amount, if any, payable pursuant to the priorities set forth in the Sale and Servicing Agreement and the Indenture in respect of principal on the [Class A-1] [Class A-2a] [Class A-2b] [Class A-3a] [Class A-3b] Notes pursuant to Section 8.02(b) of the Indenture; provided, however, the entire unpaid principal amount of this Class A Note shall be due and payable on [the earlier of [date] [for Class A-1]] [date [for Class A-2]] [date] [for Class A-3]] [and the Prepayment Date, if, any, pursuant to Section 10.01 of the Indenture [for Class A-3 Notes]]. No payments of principal of the Class A-2a Notes and the Class A-2b Notes shall be made until the principal of the Class A-l Notes has been paid in its entirety and no payments of principal of the Class A-3a Notes and the Class A-3b Notes shall be made until the principal of the Class A-1 Notes, the Class A-2a Notes and the Class A-2b Notes has been paid in its entirety. The Issuing Entity will pay interest on this Class A Note at the [Class A-1] [Class A-2a] [Class A-2b] [Class A-3a] [Class A-3b] Note Interest Rate on each Distribution Date until the principal of this Class A Note is paid or made available for payment, on the principal amount of this Class A Note outstanding on the preceding Distribution Date after giving effect to all payments of principal made on such preceding Distribution Date (or in the case of the first Distribution Date, on the initial principal amount of this Class A Note). Interest will accrue for each Distribution Date, with respect to the [Class A-1 Notes, the Class A-2b and the Class A-3b Notes], from and including the most recent Distribution Date on which interest has been paid to but excluding such Distribution Date or, in the case of the initial Distribution Date, from and including the Closing Date to but excluding such Distribution Date. Interest will accrue for each Distribution Date, with respect to the [Class A-2a Notes and the Class A-3a Notes], from and including the 25th day of the month prior to such Distribution Date to but excluding the 25th day of the month of such Distribution Date or, in the case of the initial Distribution Date, from and including the Closing Date to but excluding the 25th day of the month of such Distribution Date. Interest will be computed, with respect to the [Class A-1 Notes, the Class A-2b Notes and Class A-3b Notes], on the basis of a 360-day year and the actual number of days elapsed and, with respect to the [Class A-2a Notes and the Class A-3a Notes], on the basis of a 360-day year of twelve 30 day months. Such principal of and interest on this Class A Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Class A Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuing Entity with respect to this Class A Note shall be applied first to interest due and payable on this Class A Note as provided above and then to the unpaid principal of this Class A Note.

Reference is made to the further provisions of this Class A Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Class A Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Class A Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Issuing Entity has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

Date: CATERPILLAR FINANCIAL ASSET
                                                     TRUST 2007-A

                                              By: THE BANK OF NEW YORK
                                                     (DELAWARE), not in its individual
                                                     capacity but solely as Owner Trustee under
                                                     the Trust Agreement,

                                              By:_____
                                                     Name:
                                                     Title:

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Class A Notes designated above and referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
     not in its individual capacity but
     solely as Indenture Trustee,

By:_____

     Name:
     Title:

[REVERSE OF NOTE]

This Class A Note is one of the [Class A-1] [Class A-2a] [Class A-2b] [Class A-3a] [Class A-3b] Notes of a duly authorized issue of Class A Notes of the Issuing Entity, designated as its [___% Class A-1] [___% Class A-2a] [Class A-2b Floating Rate] [___% Class A-3a] [Class A-3b Floating Rate] Asset Backed Notes (herein called the "Class A Notes"), all issued under an Indenture, dated as of September 1, 2007 (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuing Entity and U.S. Bank National Association, as trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuing Entity, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Class A Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

The Class A Notes are and will be equally and ratably secured by the collateral granted to the Indenture Trustee as provided in the Indenture.

Principal of the Class A Notes will be payable on each Distribution Date in an amount described on the face hereof. "Distribution Date" means the 25th day of each calendar month, or, if any such date is not a Business Day, the next succeeding Business Day, commencing October 25, 2007.

As described above, the entire unpaid principal amount of this Class A Note shall be due and payable on the earlier of [date] [for Class A-1]] [date] [for Class A-2] [date] [for Class A-3]], and the Prepayment Date, if any, pursuant to Section 10.01 of the Indenture. Notwithstanding the foregoing, the entire unpaid principal amount of the Class A Notes shall be due and payable on the date on which an Event of Default shall have occurred and be continuing and the Indenture Trustee or the Holders of the Notes representing a majority of the Outstanding Principal Amount of the Notes have declared the Notes to be immediately due and payable in the manner provided in Section 5.02 of the Indenture. All principal payments on the Class A Notes of a Class shall be made pro rata to the Class A Noteholders of such Class entitled thereto.

Payments of interest on this Class A Note due and payable on each Distribution Date, together with the installment of principal, if any, to the extent not in full payment of this Class A Note, shall be made by check mailed to the Person whose name appears as the Registered Holder of this Class A Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Class A Notes registered on the Record Date in the name of the nominee of the Clearing Agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Class A Note be submitted for notation of payment. Any reduction in the principal amount of this Class A Note (or any one or more Predecessor Notes) effected by any payments made on any Distribution Date shall be binding upon all future Holders of this

Note and of any Class A Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Class A Note on a Distribution Date, then the Indenture Trustee, in the name of and on behalf of the Issuing Entity, will notify the Person who was the Registered Holder hereof as of the Record Date preceding such Distribution Date by notice mailed within five days of such Distribution Date and the amount then due and payable shall be payable only upon presentation and surrender of this Class A Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York.

The Issuing Entity shall pay interest on overdue installments of interest at the [Class A-1] [Class A-2a] [Class A-2b] [Class A-3a] [Class A-3b] Note Interest Rate to the extent lawful.

[As provided in the Indenture, the Class A-3a Notes and the Class A-3b Notes may be prepaid in whole, but not in part, by the Issuing Entity, upon the exercise by the Servicer of its option to repurchase the Receivables on any Distribution Date on or after the date on which the Note Value is ten percent or less of the Initial Note Value.]

As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Class A Note may be registered on the Note Register upon surrender of this Class A Note for registration of transfer at the office or agency designated by the Issuing Entity pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange or by another institution required to be accepted as a signature guarantor by Rule 17Ad-15 of the Exchange Act, and such other documents as the Indenture Trustee may require, and thereupon one or more new Class A Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Class A Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.

Each Noteholder or Note Owner, by acceptance of a Class A Note or, in the case of a Note Owner, a beneficial interest in a Class A Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuing Entity, the Owner Trustee or the Indenture Trustee on the Class A Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuing Entity or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuing Entity, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

Each Class A Noteholder or Class A Note Owner, by acceptance of a Class A Note or, in the case of a Class A Note Owner, a beneficial interest in a Class A Note, covenants and agrees that it will not at any time institute against the Issuing Entity or the Depositor, or join in any institution against the Issuing Entity or the Depositor of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any United States federal or state bankruptcy or similar law.

It is the intent of the Depositor, the Class A Noteholders, the Class B Noteholders, the Class A Note Owners, the Class B Note Owners, the Issuing Entity, the Certificateholders and the Certificate Owner that the Class A Notes will be classified as indebtedness of the Issuing Entity for all United States tax purposes. The Class A Noteholders, by acceptance of a Class A Note, agree to treat, and to take no action inconsistent with the treatment of, the Notes for such tax purposes as indebtedness of the Issuing Entity.

Prior to the due presentment for registration of transfer of this Class A Note, the Issuing Entity, the Indenture Trustee and any agent of the Issuing Entity or the Indenture Trustee may treat the Person in whose name this Class A Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Class A Note be overdue, and neither the Issuing Entity, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuing Entity and the rights of the Holders of the Notes under the Indenture at any time by the Issuing Entity with the consent of the Holders of Notes representing a majority of the Outstanding Principal Amount of all Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of Notes representing specified percentages of the Outstanding Principal Amount of the Notes, on behalf of the Holders of all the Notes, to waive compliance by the Issuing Entity with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Class A Note (or any one of more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Class A Note and of any Class A Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Class A Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of Holders of the Notes issued thereunder.

The term "Issuing Entity" as used in this Class A Note includes any successor to the Issuing Entity under the Indenture.

The Issuing Entity is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Class A Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Class A Note and the Indenture shall be construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Class A Note or of the Indenture shall alter or impair the obligation of the Issuing Entity, which is absolute and unconditional, to pay the principal of and interest on this Class A Note at the times, place, and rate, and in the coin or currency herein prescribed.

Anything herein to the contrary notwithstanding, except as expressly provided in the Basic Documents, neither The Bank of New York (Delaware) in its individual capacity, any owner of a beneficial interest in the Issuing Entity, nor any of their respective partners, beneficiaries, agents, officers, directors, employees or successors or assigns shall be personally liable for, nor shall recourse be had to any of them for, the payment of principal of or interest on, or performance of, or omission to perform, any of the covenants, obligations or indemnifications contained in this Class A Note or the Indenture, it being expressly understood that said covenants, obligations and indemnifications have been made by the Owner Trustee for the sole purposes of binding the interests of the Owner Trustee in the assets of the Issuing Entity. The Holder of this Class A Note by the acceptance hereof agrees that, except as expressly provided in the Basic Documents in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuing Entity for any and all liabilities, obligations and undertakings contained in the Indenture or in this Class A Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

_____
(name and address of assignee)

the within Class A Note and all rights thereunder, and hereby authorizes the transfer of said Class A Note on the books kept for registration thereof.

Dated:_____   _____ *
                                          Signature Guaranteed:

---

* NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

EXHIBIT C

FORM OF CLASS B NOTE

REGISTERED $\underline{\hspace{2cm}}$*

No. ____

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP NO._____

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUING ENTITY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE PRINCIPAL OF THIS CLASS B NOTE IS PAYABLE IN INSTALLMENTS AS SET FORTH HEREIN. ACCORDINGLY, THE OUTSTANDING PRINCIPAL AMOUNT OF THIS CLASS B NOTE AT ANY TIME MAY BE LESS THAN THE AMOUNT SHOWN ON THE FACE HEREOF.

THIS CLASS B NOTE MAY NOT BE HELD BY OR TRANSFERRED TO ANY PERSON WHO IS NOT (A) A CITIZEN OR RESIDENT OF THE UNITED STATES, (B) A CORPORATION OR PARTNERSHIP ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, ANY STATE THEREOF, OR ANY POLITICAL SUBDIVISION OF EITHER (INCLUDING THE DISTRICT OF COLUMBIA) OR (C) AN ESTATE OR TRUST, THE INCOME OF WHICH IS INCLUDIBLE IN GROSS INCOME FOR UNITED STATES TAX PURPOSES, REGARDLESS OF ITS SOURCE (ANY SUCH PERSON DESCRIBED IN THE FOREGOING CLAUSES (A), (B) OR (C) BEING HEREIN REFERRED TO AS A "U.S. PERSON"). IF REQUESTED BY THE DEPOSITOR, THE ISSUING ENTITY OR THE ADMINISTRATOR, THE HOLDER OF THIS CLASS B NOTE MUST PROVIDE AN AFFIDAVIT AND RELATED TAX FORMS PURSUANT TO SECTION 2.13(b) OF THE INDENTURE REFERRED TO HEREIN TO THE DEPOSITOR CERTIFYING THAT SUCH PERSON IS A U.S. PERSON. NOTWITHSTANDING THE REGISTRATION IN THE NOTE REGISTER OR ANY TRANSFER, SALE OR OTHER DISPOSITION OF THIS CLASS B NOTE TO A PERSON OTHER THAN A U.S. PERSON, SUCH REGISTRATION SHALL BE

---

* Denominations of $1,000 and integral multiples thereof.

DEEMED TO BE OF NO LEGAL FORCE OR EFFECT WHATSOEVER AND SUCH PERSON SHALL NOT BE DEEMED TO BE A CLASS B NOTEHOLDER FOR ANY PURPOSE HEREUNDER, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS CLASS B NOTE. EACH BENEFICIAL HOLDER OF THIS CLASS B NOTE BY ACCEPTANCE OF THIS NOTE SHALL BE DEEMED TO HAVE CONSENTED TO THIS PARAGRAPH.

CATERPILLAR FINANCIAL ASSET TRUST 2007-A
CLASS B [   ]% ASSET BACKED NOTES

Caterpillar Financial Asset Trust 2007-A, a statutory trust organized and existing under the laws of the State of Delaware (herein referred to as the "Issuing Entity"), for value received, hereby promises to pay [_____], or registered assigns, the principal sum of [_____] DOLLARS ($[   ]) payable on each Distribution Date in an amount equal to the result obtained by multiplying (i) a fraction the numerator of which is $[INSERT INITIAL PRINCIPAL AMOUNT OF THIS CLASS B NOTE] and the denominator of which is $[   ] by (ii) the aggregate amount, if any, payable pursuant to the priorities set forth in the Sale and Servicing Agreement and the Indenture in respect of principal on the Class B Notes pursuant to Section 8.02(b) of the Indenture; provided, however, the entire unpaid principal amount of this Note shall be due and payable on the earlier of [date] and the Prepayment Date, if any, pursuant to Section 10.01 of the Indenture. No payments of principal of the Class B Notes shall be made until the principal of the Class A Notes has been paid in its entirety. The Issuing Entity will pay interest on this Class B Note at the Class B Note Interest Rate on each Distribution Date until the principal of this Class B Note is paid or made available for payment, on the principal amount of this Class B Note outstanding on the preceding Distribution Date after giving effect to all payments of principal made on such preceding Distribution Date (or in the case of the first Distribution Date, on the initial principal amount of this Class B Note). Interest on this Class B Note will accrue for each Distribution Date from and including the 25th day of the month prior to such Distribution Date to but excluding the 25th day of the month of such Distribution Date or, in the case of the initial Distribution Date, from and including the Closing Date to but excluding the 25th day of the month of such Distribution Date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Such principal of and interest on this Class B Note shall be paid in the manner specified on the reverse hereof. Payments of principal and interest on this Class B Note are subordinated to the payment of principal and interest on the Class A Notes to the extent provided in the Indenture and the Sale and Servicing Agreement.

The principal of and interest on this Class B Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuing Entity with respect to this Class B Note shall be applied first to interest due and payable on this Class B Note as provided above and then to the unpaid principal of this Class B Note.

Reference is made to the further provisions of this Class B Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Class B Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Class B Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

[Signature Page Follows]

IN WITNESS WHEREOF, the Issuing Entity has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

Date:

CATERPILLAR FINANCIAL ASSET
TRUST 2007-A,

By: THE BANK OF NEW YORK
(DELAWARE), not in its individual
capacity but solely as Owner Trustee under
the Trust Agreement,

By:_____

Name:

Title:

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Class B Notes designated above and referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION,
not in its individual capacity but
solely as Indenture Trustee,

By:_____
Name:
Title:

[REVERSE OF CLASS B NOTE]

This Class B Note is one of the Class B Notes of a duly authorized issue of Class B Notes of the Issuing Entity, designated as its [__]% Class B Asset Backed Notes (herein called the "Class B Notes"), all issued under an Indenture, dated as of September 1, 2007 (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuing Entity and U.S. Bank National Association, as trustee (the "Indenture Trustee," which term includes any successor Indenture Trustee under the Indenture), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuing Entity, the Indenture Trustee and the Holders of the Notes. The Class B Notes are subject to all terms of the Indenture. All terms used in this Class B Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

The Class B Notes are and will be secured by the collateral granted to the Indenture Trustee as provided in the Indenture.

Principal of the Class B Notes will be payable on each Distribution Date in an amount described on the face hereof. "Distribution Date" means the 25th day of each calendar month, or, if any such date is not a Business Day, the next succeeding Business Day, commencing October 25, 2007.

As described above, the entire unpaid principal amount of this Class B Note shall be due and payable on the earlier of [date] and the Prepayment Date, if any, pursuant to Section 10.01 of the Indenture. Notwithstanding the foregoing, the entire unpaid principal amount of the Class B Notes shall be due and payable on the date on which an Event of Default shall have occurred and be continuing and the Indenture Trustee or the Holders of the Notes representing a majority of the Outstanding Principal Amount of the Notes have declared the Notes to be immediately due and payable in the manner provided in Section 5.02 of the Indenture. All principal payments on the Class B Notes shall be made pro rata to the Class B Noteholders entitled thereto.

Payments of interest on this Class B Note due and payable on each Distribution Date, together with the installment of principal, if any, to the extent not in full payment of this Class B Note, shall be made by check mailed to the Person whose name appears as the Registered Holder of this Class B Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to the Class B Notes registered on the Record Date in the name of the nominee of the Clearing Agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Class B Note be submitted for notation of payment. Any reduction in the principal amount of this Class B Note (or any one or more Predecessor Notes) effected by any payments made on any Distribution Date shall be binding upon all future Holders of this Class B Note and of any Class B Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Class B Note on a Distribution Date, then the Indenture Trustee, in the name of and on behalf of the Issuing Entity, will notify the Person who was the Registered Holder hereof as of the Record Date preceding such Distribution Date by notice mailed within five days of such Distribution Date and the amount then due and payable shall be payable only upon presentation and surrender of this Class B Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York.

The Issuing Entity shall pay interest on overdue installments of interest at the Class B Note Interest Rate to the extent lawful.

As provided in the Indenture, the Class A-3a Notes, the Class A-3b Notes and the Class B Notes may be prepaid in whole, but not in part, by the Issuing Entity, upon the exercise by the Servicer of its option to repurchase the Receivables on any Distribution Date on or after the date on which the Note Value is ten percent or less of the Initial Note Value.

As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Class B Note may be registered on the Note Register upon surrender of this Class B Note for registration of transfer at the office or agency designated by the Issuing Entity pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or such Holder's attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, or by another institution required to be accepted as a signature guarantor by Rule 17Ad-15 of the Exchange Act and such other documents as the Indenture Trustee may require, and thereupon one or more new Class B Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Class B Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.

Each Noteholder or Note Owner, by acceptance of a Class B Note or, in the case of a Note Owner, a beneficial interest in a Class B Note, covenants and agrees that no recourse may be taken, directly or indirectly, with respect to the obligations of the Issuing Entity, the Owner Trustee or the Indenture Trustee on the Class B Notes or under the Indenture or any certificate or other writing delivered in connection therewith, against (i) the Indenture Trustee or the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuing Entity or (iii) any partner, owner, beneficiary, agent, officer, director or employee of the Indenture Trustee or the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuing Entity, the Owner Trustee or the Indenture Trustee or of any successor or assign of the Indenture Trustee or the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed and except that any such partner, owner or beneficiary shall be fully liable, to the extent provided by applicable law, for any unpaid consideration for stock, unpaid capital contribution or failure to pay any installment or call owing to such entity.

Each Noteholder or Note Owner, by acceptance of a Class B Note or, in the case of a Note Owner, a beneficial interest in a Class B Note, covenants and agrees that it will not at any time institute against the Issuing Entity or the Depositor, or join in any institution against the Issuing Entity or the Depositor of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under any United States federal or state bankruptcy or similar law.

It is the intent of the Depositor, the Class A Noteholders, the Class B Noteholders, the Class A Note Owners, the Class B Note Owners, the Issuing Entity, the Certificateholders and the Certificate Owners that, the Class B Notes will be classified as indebtedness of the Issuing Entity for all United States tax purposes. The Class B Noteholders, by acceptance of a Class B Note, agree to treat, and to take no action inconsistent with the treatment of, the Class B Notes for such tax purposes as indebtedness of the Issuing Entity.

Prior to the due presentment for registration of transfer of this Class B Note, the Issuing Entity, the Indenture Trustee and any agent of the Issuing Entity or the Indenture Trustee may treat the Person in whose name this Class B Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Class B Note be overdue, and neither the Issuing Entity, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuing Entity and the rights of the Holders of the Notes under the Indenture at any time by the Issuing Entity with the consent of the Holders of Notes representing a majority of the Outstanding Principal Amount of all Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of Notes representing specified percentages of the Outstanding Principal Amount of the Notes, on behalf of the Holders of all the Notes, to waive compliance by the Issuing Entity with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Class B Note (or any one of more Predecessor Notes) shall be conclusive and binding upon such Holder and upon all future Holders of this Class B Note and of any Class B Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Class B Note. The Indenture also permits the Indenture Trustee to amend or waive certain terms and conditions set forth in the Indenture without the consent of Holders of the Notes issued thereunder.

The term "Issuing Entity" as used in this Class B Note includes any successor to the Issuing Entity under the Indenture.

The Issuing Entity is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Class B Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

This Class B Note and the Indenture shall be construed in accordance with the laws of the State of New York, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder and thereunder shall be determined in accordance with such laws.

No reference herein to the Indenture and no provision of this Class B Note or of the Indenture shall alter or impair the obligation of the Issuing Entity, which is absolute and unconditional, to pay the principal of and interest on this Class B Note at the times, place, and rate, and in the coin or currency herein prescribed.

Anything herein to the contrary notwithstanding, except as expressly provided in the Basic Documents, neither The Bank of New York (Delaware) in its individual capacity, any owner of a beneficial interest in the Issuing Entity, nor any of their respective partners, beneficiaries, agents, officers, directors, employees or successors or assigns shall be personally liable for, nor shall recourse be had to any of them for, the payment of principal of or interest on, or performance of, or omission to perform, any of the covenants, obligations or indemnifications contained in this Class B Note or the Indenture, it being expressly understood that said covenants, obligations and indemnifications have been made by the Owner Trustee for the sole purposes of binding the interests of the Owner Trustee in the assets of the Issuing Entity. The Holder of this Class B Note by the acceptance hereof agrees that, except as expressly provided in the Basic Documents in the case of an Event of Default under the Indenture, the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuing Entity for any and all liabilities, obligations and undertakings contained in the Indenture or in this Class B Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

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FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

_____
(name and address of assignee)

the within Class B Note and all rights thereunder, and hereby irrevocably authorizes the transfer of said Class B Note on the books kept for registration thereof.

Dated:_____   _____*
                                              Signature Guaranteed:

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* NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the Indenture Trustee shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Servicing Criteria		Applicable Servicing Criteria
Reference	Criteria	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	✓
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of pool assets serviced by the Servicer.	
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	✓
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	✓
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	✓
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related asset pool documents.	
1122(d)(4)(ii)	Pool asset and related documents are safeguarded as required by the transaction agreements	
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	
1122(d)(4)(iv)	Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related asset pool documents.	
1122(d)(4)(v)	The Servicer's records regarding the pool assets agree with the Servicer's records with respect to an obligor's unpaid principal balance.	
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's pool asset (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	

AMENDED AND RESTATED TRUST AGREEMENT

between

CATERPILLAR FINANCIAL FUNDING CORPORATION

Depositor

and

THE BANK OF NEW YORK (DELAWARE),

Owner Trustee

Dated as of September 27, 2007

TABLE OF CONTENTS

Page

THIS AMENDED AND RESTATED TRUST AGREEMENT, dated as of September 27, 2007, is between CATERPILLAR FINANCIAL FUNDING CORPORATION, a Nevada corporation, as depositor, and THE BANK OF NEW YORK (DELAWARE), a Delaware banking corporation, as trustee.

ARTICLE I

DEFINITIONS

Section 1.01. Capitalized Terms. For all purposes of this Agreement, the following terms shall have the meanings set forth below:

"Administration Agreement" means the Administration Agreement, dated as of September 1, 2007, among the Administrator, the Issuing Entity, the Depositor and the Indenture Trustee, as the same may be amended, modified or supplemented from time to time.

"Administrator" means Caterpillar Financial Services Corporation, a Delaware corporation, or any successor Administrator under the Administration Agreement.

"Agreement" means this Trust Agreement, as the same may be amended, modified or supplemented from time to time.

"Basic Documents" means the Purchase Agreement, the Sale and Servicing Agreement, the Indenture, the Administration Agreement, the Depository Agreement, the Interest Rate Swap Agreement, the Notes, the Certificates and the other documents and certificates delivered in connection therewith.

"Benefit Plan Investor" has the meaning specified in Section 11.12.

"Certificate Distribution Account" has the meaning specified in Section 5.01.

"Certificate of Trust" means the Certificate of Trust in the form of Exhibit B which has been filed for the Issuing Entity pursuant to Section 3810(a) of the Statutory Trust Statute.

"Certificate Register" and "Certificate Registrar" means the register mentioned and the registrar appointed pursuant to Section 3.04.

"Certificateholder" means any registered holder of Certificates.

"Certificateholder Certification" means a certification with respect to non-foreign status and Benefit Plan Investor status in the form of Exhibit C.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commission" means the United States Securities and Exchange Commission or any successor entity.

"Corporate Trust Office" means, with respect to the Owner Trustee, the principal corporate trust office of the Owner Trustee located at 100 White Clay Center, Route 273, Newark, Delaware 19711; or at such other address as the Owner Trustee may designate by notice to the Certificateholders, the Administrator, and the Depositor, or the principal corporate trust office of any successor Owner Trustee (the address of which the successor owner trustee will notify the Depositor, the Administrator, and the Certificateholders).

"Depositor" means Caterpillar Financial Funding Corporation in its capacity as Depositor, and its successors in such capacity.

"Depository Agreement" means the agreement, dated September 26, 2007, among the Issuing Entity, the Indenture Trustee and The Depository Trust Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Expenses" has the meaning specified in Section 8.02.

"Indemnified Parties" has the meaning specified in Section 8.02.

"Indenture" means the Indenture, dated as of September 1, 2007, between the Issuing Entity and the Indenture Trustee, as the same may be amended, modified or supplemented from time to time.

"Indenture Trustee" means U.S. Bank National Association, not in its individual capacity but solely as Indenture Trustee under the Indenture, and any successor Indenture Trustee under the Indenture.

"Issuing Entity" means Caterpillar Financial Asset Trust 2007-A, a Delaware statutory trust created pursuant to the Original Trust Agreement.

"Original Trust Agreement" means the Trust Agreement, dated as of August 1, 2007, between Depositor and Owner Trustee.

"Owner Trust Estate" means all right, title and interest of the Issuing Entity in and to the property and rights assigned to the Issuing Entity pursuant to Article II of the Sale and Servicing Agreement, all funds on deposit from time to time in the Trust Accounts and the Certificate Distribution Account and all other property of the Issuing Entity from time to time, including any rights of the Owner Trustee and the Issuing Entity pursuant to the Sale and Servicing Agreement and the Administration Agreement.

"Owner Trustee" means The Bank of New York (Delaware), a Delaware banking corporation, not in its individual capacity but solely as owner trustee under this Agreement, and any successor Owner Trustee hereunder.

"Paying Agent" means any paying agent or co-paying agent appointed pursuant to Section 3.09 and shall initially be The Bank of New York (Delaware), a Delaware banking corporation.

"Percentage Interest" means, with respect to any Certificate, the percentage set forth on the face of such Certificate; provided, however, that the aggregate Percentage Interest of the Certificates that may be authenticated and delivered under this Agreement is limited to 100%.

"Record Date" means, with respect to any Distribution Date and the Certificates, at the close of business on the last calendar day of the month preceding the month in which such Distribution Date occurs.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Sale and Servicing Agreement" shall mean the Sale and Servicing Agreement, dated as of September 1, 2007, among the Issuing Entity, the Depositor, as depositor, and Caterpillar Financial Services Corporation, as servicer, as the same may be amended, modified or supplemented from time to time.

"Secretary of State" means the Secretary of State of the State of Delaware.

"Securities Act" means the Securities Act of 1933, as amended.

"Servicing Criteria" means the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Statutory Trust Statute" means Chapter 38 of Title 12 of the Delaware Code, 12 Del. Code § 3801 et seq., as the same may be amended from time to time.

"Transaction Party" means the Issuing Entity, the Depositor, the Servicer, the Owner Trustee, the Indenture Trustee, the Administrator, and any other material transaction party in connection with the Notes.

"Treasury Regulations" means regulations, including proposed or temporary regulations, promulgated under the Code. References herein to specific provisions of proposed or temporary regulations shall include analogous provisions of final Treasury Regulations or other successor Treasury Regulations.

"Trust" means the Issuing Entity.

Section 1.02.   Other Definitional Provisions.

(a)   Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Sale and Servicing Agreement or, if not defined therein, in the Indenture.

(b)   All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(c)   As used in this Agreement and in any certificate or other document made or delivered pursuant hereto, accounting terms not defined in this Agreement or in any such certificate or other document, and accounting terms partly defined in this Agreement or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles. To the extent that the definitions of accounting terms in this Agreement or in any such certificate or other document are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Agreement or in any such certificate or other document shall control.

(d)   The words "hereof," "herein," "hereunder," and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; Section and Exhibit references contained in this Agreement are references to Sections and Exhibits in or to this Agreement unless otherwise specified; and the term "including" shall mean "including without limitation"; the term "or" is not exclusive; and the term "proceeds" has the meaning set forth in the UCC.

(e)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

ARTICLE II

ORGANIZATION

Section 2.01.   Name. The Trust created by the Original Trust Agreement shall be known as "Caterpillar Financial Asset Trust 2007-A," in which name the Owner Trustee may conduct the business of the Trust, make and execute contracts and other instruments on behalf of the Trust and sue and be sued.

Section 2.02.   Office. The office of the Trust shall be in care of the Owner Trustee at the Corporate Trust Office or at such other address in the State of Delaware as the Owner Trustee may designate by written notice to the Depositor and the Administrator.

Section 2.03.   Purpose and Powers.

(a)   The purpose of the Trust is to engage in the following activities:

(i)   to issue the Class A-1 Notes, Class A-2 Notes, the Class A-3 Notes and the Class B Notes pursuant to the Indenture and the Certificates pursuant to this Agreement, and to sell $150,000,000 aggregate principal amount of the Class A-1 Notes, $75,000,000 aggregate principal amount of Class A-2a Notes, $126,000,000 aggregate principal amount of the Class A-2b Notes, $134,050,000 aggregate principal amount of Class A-3a Notes, $155,000,000 aggregate principal amount of the Class A-3b Notes and $19,798,000 aggregate principal amount

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of Class B Notes to or upon the written order of the Depositor pursuant to Section 2.01 of the Sale and Servicing Agreement and issue the Certificates to or upon the written order of the Depositor pursuant to Section 2.01 of the Sale and Servicing Agreement;

(ii)   with the proceeds from capital contributions from the Depositor to pay the organizational, start-up and transactional expenses of the Trust and to fund the Reserve Account;

(iii)   to assign, grant, transfer, pledge, mortgage and convey the Trust Estate pursuant to the Indenture and to hold, manage and distribute to the Certificateholders pursuant to the terms of the Sale and Servicing Agreement and this Agreement any portion of the Trust Estate released from the Lien of, and remitted to the Trust pursuant to, the Indenture;

(iv)   to enter into and perform its obligations under the Basic Documents to which it is to be a party;

(v)   to engage in those activities, including entering into agreements, that are necessary, suitable or convenient to accomplish the foregoing or are incidental thereto or connected therewith;

(vi)   to enter into and perform its obligations under any interest rate protection agreement or agreements relating to the Notes between the Issuing Entity and one or more Swap Counterparties, including any confirmations, evidencing the transactions thereunder (including the Interest Rate Swap Agreement); and

(vii)   subject to compliance with the Basic Documents, to engage in such other activities as may be required in connection with conservation of the Owner Trust Estate and the making of distributions to the Swap Counterparty, the Certificateholders and the Noteholders.

The Trust shall not engage in any activity other than in connection with the foregoing or other than as required or authorized by the terms of this Agreement or the Basic Documents.

Section 2.04. Appointment of Owner Trustee. The Depositor hereby appoints the Owner Trustee as trustee of the Trust effective as of the date hereof, to have all the rights, powers and duties set forth herein.

Section 2.05. Initial Capital Contribution of Trust Estate. Pursuant to the Original Trust Agreement, the Depositor sold, assigned, transferred, conveyed and set over to the Owner Trustee, as of the date thereof, the sum of $100. The Owner Trustee hereby acknowledges receipt in trust from the Depositor, as of the date of the Original Trust Agreement, of the foregoing contribution, which shall constitute the initial Owner Trust Estate and shall be deposited in the Certificate Distribution Account. The Depositor shall pay organizational expenses of the Trust as they may arise or shall, upon the request of the Owner Trustee, promptly reimburse the Owner Trustee for any such expenses paid by the Owner Trustee.

Section 2.06. Declaration of Trust. The Owner Trustee hereby declares that it will hold the Owner Trust Estate in trust upon and subject to the conditions set forth herein for the use and benefit of the Certificateholders, subject to the obligations of the Trust under the Basic Documents. It is the intention of the parties hereto that the Trust constitute a statutory trust under the Statutory Trust Statute and that this Agreement constitute the governing instrument of such statutory trust. It is the intention of the parties hereto that, for income and franchise tax purposes, the Trust shall be treated as a partnership among the Certificateholders. The parties agree that, unless otherwise required by appropriate tax authorities, the Trust will file or cause to be filed annual or other necessary returns, reports and other forms consistent with the characterization of the Trust as a partnership for such tax purposes. Effective as of the date hereof, the Owner Trustee shall have all rights, powers and duties set forth herein and in the Statutory Trust Statute with respect to accomplishing the purposes of the Trust.

Section 2.07.   Liability of the Certificateholders. The Certificateholders shall not have any personal liability for any liability or obligation of the Trust.

Section 2.08.   Title to Trust Property. Legal title to all the Owner Trust Estate shall be vested at all times in the Trust as a separate legal entity except where applicable law in any jurisdiction requires title to any part of the Owner Trust Estate to be vested in one or more trustees, in which case title shall be deemed to be vested in the Owner Trustee, a co-trustee or a separate trustee, as the case may be.

Section 2.09.   Situs of Trust. The Trust will be located and administered in the State of Delaware. All bank accounts maintained by the Owner Trustee on behalf of the Trust shall be located in the State of Delaware or the State of New York. The Trust shall not have any employees in any state other than Delaware; provided, however, that nothing herein shall restrict or prohibit the Owner Trustee from having employees within or without the State of Delaware. Payments will be received by the Trust only in Delaware or New York, and payments will be made by the Trust only from Delaware or New York. The only office of the Trust will be at the Corporate Trust Office in Delaware.

Section 2.10.   Representations and Warranties of Depositor. The Depositor hereby represents and warrants to the Owner Trustee that:

(a)   The Depositor is duly organized and validly existing as a corporation in good standing under the laws of the State of Nevada, with power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted.

(b)   The Depositor is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the failure to so qualify or to obtain such license or approval would render any Receivable unenforceable that would otherwise be enforceable by the Depositor, the Servicer or the Owner Trustee.

(c)   The Depositor has the power and authority to execute and deliver this Agreement and to carry out its terms; the Depositor has full power and authority to sell and assign the property to be sold and assigned to and deposited with the Trust and the Depositor shall have duly authorized such sale and assignment and deposit to the Trust by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Depositor by all necessary corporate action.

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(d)   The consummation of the transactions contemplated by this Agreement and the fulfillment of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Depositor, or any indenture, agreement or other instrument to which the Depositor is a party or by which it is bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than pursuant to the Basic Documents); nor violate any law or, to the best of the Depositor's knowledge, any order, rule or regulation applicable to the Depositor of any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties.

(e)   There are no proceedings or investigations pending, or, to the best of Depositor's knowledge, threatened, before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties which (i) assert the invalidity of this Agreement or any of the Basic Documents, (ii) seek to prevent the consummation of any of the transactions contemplated by this Agreement or any of the Basic Documents, or (iii) seek any determination or ruling that might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or any of the Basic Documents.

Section 2.11.   Amended and Restated Trust Agreement. This Agreement amends and restates in its entirety the Original Trust Agreement.

ARTICLE III

CERTIFICATES AND TRANSFER OF INTERESTS

Section 3.01.   Initial Ownership. Upon the formation of the Trust pursuant to the Original Trust Agreement and thereafter so long as the Depositor remains the sole Certificateholder, the Depositor shall be the sole beneficiary of the Trust. The Depositor may transfer all or any part of its right, title and interest in and to the Certificates in accordance with this Article III and Section 11.12. No such transfer shall be effective until such time as written notice thereof signed by both the transferor and transferee and an executed copy of the Certificateholder Certification are delivered to the Owner Trustee.

Section 3.02.   Form of Certificates. The Certificates, which represent an undivided beneficial interest in the Issuing Entity, shall be issued to or upon the written order of the Depositor. The Certificates shall be executed on behalf of the Trust by manual or facsimile signature of a Trust Officer of the Owner Trustee. The Certificates bearing the manual or facsimile signatures of individuals who were, at the time when such signatures shall have been affixed, authorized to sign on behalf of the Trust, shall, when duly authenticated pursuant to Section 3.03, be validly issued and entitled to the benefits of this Agreement, notwithstanding that such individuals or any of them shall have ceased to be so authorized prior to the authentication and delivery of the Certificates or did not hold such offices at the date of authentication and delivery of the Certificates.

Section 3.03. <u>Authentication of the Certificates</u>. Concurrently with the initial sale of the Receivables to the Trust pursuant to the Sale and Servicing Agreement, the Owner Trustee shall cause the Certificates to be executed on behalf of the Trust, authenticated and delivered to or upon the written order of the Depositor, signed by its Chairman of the Board, its President, any Vice President, its Treasurer, its Secretary or any Assistant Treasurer, without further corporate action by the Depositor. The Certificates shall not entitle their holder to any benefit under this Agreement, or be valid for any purpose, unless there shall appear on the Certificates a certificate of authentication substantially in the form set forth in Exhibit A executed by the Owner Trustee or the Owner Trustee's authentication agent, by manual signature; such authentication shall constitute conclusive evidence that the Certificates shall have been duly authenticated and delivered hereunder. The Certificates shall be dated the date of their authentication.

Section 3.04. <u>Registration of Transfer of the Certificates</u>. The Certificate Registrar shall keep or cause to be kept, at the office or agency maintained pursuant to <u>Section 3.08</u>, a Certificate Register in which, subject to such reasonable regulations as it may prescribe, the Owner Trustee shall provide for the registration of the Certificates and of transfers of the Certificates as herein provided. The Bank of New York (Delaware) shall be the initial Certificate Registrar.

Upon surrender for registration of transfer of the Certificates at the office or agency maintained pursuant to <u>Section 3.08</u>, the Owner Trustee shall execute, authenticate and deliver (or shall cause its authenticating agent to authenticate and deliver), in the name of the designated transferee or transferees, a new Certificate of a like aggregate Percentage Interest dated the date of authentication by the Owner Trustee or any authenticating agent. The Owner Trustee shall not register a transfer of any Certificate unless the transferee of the Certificate delivers to the Certificate Registrar and authenticating agent an executed Certificateholder Certification.

A Certificate presented or surrendered for registration of transfer shall be accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the Certificateholder or its attorney duly authorized in writing, along with a Certificateholder Certification duly executed by the transferee of such Certificate. The Certificate surrendered for registration of transfer shall be cancelled and subsequently disposed of by the Owner Trustee in accordance with its customary practice.

No service charge shall be made for any registration of transfer of the Certificates, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of the Certificates.

The Certificates have not been and will not be registered under the Securities Act, or any state securities laws and neither the Certificates nor any interest therein may be offered, sold, pledged or otherwise transferred except in accordance with applicable securities laws of any state of the United States and in reliance on the private placement exemption of the Securities Act. The Owner Trustee may (but shall not be obligated) at any time or times request an Opinion of Counsel as to compliance with this restriction in connection with any transfer of a Certificate.

Section 3.05. Mutilated, Destroyed, Lost or Stolen Certificate. If (a) a Certificate is mutilated and shall be surrendered to the Certificate Registrar, or if the Certificate Registrar shall receive evidence to its satisfaction of the destruction, loss or theft of a Certificate and (b) there shall be delivered to the Certificate Registrar and the Owner Trustee such security or indemnity as may be required by them to save each of them harmless, then in the absence of notice that such Certificate shall have been acquired by a protected purchaser, the Owner Trustee on behalf of the Trust shall execute and the Owner Trustee, or the Owner Trustee's authenticating agent, shall authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and denomination. In connection with the issuance of any new Certificate under this Section, the Owner Trustee or the Certificate Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. Any duplicate Certificate issued pursuant to this Section shall constitute conclusive evidence of an ownership interest in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 3.06. Persons Deemed Owner. Prior to due presentation of the Certificates for registration of transfer, the Owner Trustee or the Certificate Registrar may treat the Person in whose name a Certificate is registered in the Certificate Register as the owner of such Certificate for the purpose of receiving distributions pursuant to Section 5.02 and for all other purposes whatsoever, and neither the Owner Trustee nor the Certificate Registrar shall be bound by any notice to the contrary.

Section 3.07. Access to List of Certificateholder's Names and Addresses. The Owner Trustee shall furnish or cause to be furnished to the Servicer and the Depositor, within 15 days after receipt by the Owner Trustee of a request therefor from the Servicer or the Depositor in writing, the name and address of the Certificateholders as of the most recent Record Date. Each Certificateholder, by receiving and holding the Certificates, shall be deemed to have agreed not to hold the Depositor, the Servicer, or the Owner Trustee accountable by reason of the disclosure of its name and address, regardless of the source from which such information was derived.

Section 3.08. Maintenance of Office or Agency. The Owner Trustee shall maintain in the Borough of Manhattan, in the City of New York, an office or offices or agency or agencies where notices and demands to or upon the Owner Trustee in respect of the Certificates and the Basic Documents may be served. The Owner Trustee initially designates The Bank of New York (Delaware), c/o The Bank of New York, 101 Barclay Street, New York, New York 10007 as its principal corporate trust office for such purposes. The Owner Trustee shall give prompt written notice to the Depositor and the Administrator of any change in the location of the Certificate Register or any such office or agency.

Section 3.09. Appointment of Paying Agents. The Paying Agent shall make distributions to the Certificateholders from the Certificate Distribution Account pursuant to Section 5.02 and shall report the amounts of such distributions to the Owner Trustee. Any Paying Agent shall have the revocable power to withdraw funds from the Certificate Distribution Account for the purpose of making the distributions referred to above. The Owner Trustee may revoke such power and remove the Paying Agent if the Owner Trustee determines in its sole discretion that the Paying Agent shall have failed to perform its obligations under this Agreement in any material respect. The Paying Agent shall initially be The Bank of New York (Delaware), and any co-paying agent chosen by The Bank of New York (Delaware) and acceptable to the Owner Trustee. The Bank of New York (Delaware) shall be permitted to resign as Paying Agent upon 30 days' written notice to the Owner Trustee and the Administrator. In the event that The Bank of New York (Delaware) shall no longer be the Paying Agent, the Owner Trustee shall appoint a successor to act as Paying Agent (which shall be a bank or trust company). The Owner Trustee shall cause such successor Paying Agent or any additional Paying Agent appointed by the Owner Trustee to execute and deliver to the Owner Trustee an instrument in which such successor Paying Agent or additional Paying Agent shall agree with the Owner Trustee that as Paying Agent, such successor Paying Agent or additional Paying Agent will hold all sums, if any, held by it for payment to the Certificateholders in trust for the benefit of the Certificateholders entitled thereto until such sums shall be paid to the Certificateholders. The Paying Agent shall return all unclaimed funds to the Owner Trustee and upon removal of a Paying Agent such Paying Agent shall also return all funds in its possession to the Owner Trustee. The provisions of Sections 7.01, 7.03, 7.04 and 8.01 shall apply to the Owner Trustee also in its role as Paying Agent, for so long as the Owner Trustee shall act as Paying Agent and, to the extent applicable, to any other paying agent appointed hereunder. Any reference in this Agreement to the Paying Agent shall include any co-paying agent unless the context requires otherwise.

Section 3.10. Certificates Nonassessable and Fully Paid. The interests represented by the Certificates shall be nonassessable for any losses or expenses of the Issuing Entity or for any reason whatsoever, and, upon the authentication thereof by the Owner Trustee pursuant to Section 3.03, 3.04 or 3.05, the Certificates are and shall be deemed fully paid.

ARTICLE IV

ACTIONS BY OWNER TRUSTEE

Section 4.01. Prior Notice to Certificateholders with Respect to Certain Matters. With respect to the following matters, the Owner Trustee shall not take action unless at least 30 days before the taking of such action, the Owner Trustee shall have notified the Certificateholders in writing of the proposed action and the Certificateholders shall not have notified the Owner Trustee in writing prior to the 30th day after such notice is given that the Certificateholders evidencing Percentage Interests aggregating more than 50% have withheld consent or provided alternative direction:

(a)   the initiation of any claim or lawsuit by the Trust (other than an action to collect on a Receivable) and the compromise of any action, claim or lawsuit brought by or against the Trust (other than an action to collect on a Receivable);

(b)   the election by the Trust to file an amendment to the Certificate of Trust;

(c)   the amendment of the Indenture by a supplemental indenture in circumstances where the consent of any Noteholder or the Swap Counterparty is required;

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(d)   the amendment of the Indenture by a supplemental indenture in circumstances where the consent of any Noteholder is not required and such amendment materially adversely affects the interest of the Certificateholders;

(e)   the amendment, change or modification of the Administration Agreement, except to cure any ambiguity or to amend or supplement any provision in a manner that would not materially adversely affect the interests of the Certificateholders; or

(f)   the appointment pursuant to the Indenture of a successor Note Registrar, Paying Agent or Trustee or the appointment pursuant to this Agreement of a successor Certificate Registrar, or the consent to the assignment by the Note Registrar, Paying Agent or Trustee or Certificate Registrar of its obligations under the Indenture or this Agreement, as applicable.

Section 4.02.   Action By the Certificateholders with Respect to Certain Matters. The Owner Trustee shall not have the power, except upon the direction of Certificateholders evidencing Percentage Interests aggregating more than 50%, to (a) remove the Administrator under the Administration Agreement pursuant to Section 8 thereof, (b) appoint a successor Administrator pursuant to Section 8 of the Administration Agreement, (c) remove the Servicer under the Sale and Servicing Agreement pursuant to Section 8.01 thereof or (d) except as expressly provided in the Basic Documents, sell the Receivables after the termination of the Indenture. The Owner Trustee shall take the actions referred to in the preceding sentence only upon written instructions signed by Certificateholders evidencing Percentage Interests aggregating more than 50%.

Section 4.03.   Action By Certificateholders with Respect to Bankruptcy. The Owner Trustee shall not have the power to commence a voluntary proceeding in bankruptcy relating to the Trust without the prior approval of the Certificateholders and the delivery to the Owner Trustee by Certificateholders evidencing Percentage Interests aggregating more than 50% of a certificate certifying that such Certificateholders reasonably believe that the Trust is insolvent.

Section 4.04.   Restrictions on Certificateholders' Power. The Certificateholders shall not direct the Owner Trustee to take or refrain from taking any action if such action or inaction would be contrary to any obligation of the Trust or the Owner Trustee under this Agreement or any of the Basic Documents or would be contrary to Section 2.03 nor shall the Owner Trustee be obligated to follow any such direction, if given.

ARTICLE V

APPLICATION OF TRUST FUNDS; CERTAIN DUTIES

Section 5.01.   Establishment of Trust Account. The Owner Trustee, for the benefit of the Certificateholders, shall establish and maintain in the name of the Trust an Eligible Securities Account (the "Certificate Distribution Account"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Certificateholders.

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The Owner Trustee shall possess all right, title and interest in all funds on deposit from time to time in the Certificate Distribution Account and in all proceeds thereof. Except as otherwise provided herein, the Certificate Distribution Account shall be under the sole dominion and control of the Owner Trustee for the benefit of the Certificateholders. If, at any time, the Certificate Distribution Account ceases to be an Eligible Securities Account, the Owner Trustee shall within 10 Business Days following notification of such occurrence (or such longer period, not to exceed 30 calendar days, as to which each Rating Agency may consent) establish a new Certificate Distribution Account as an Eligible Securities Account and shall transfer any cash or any investments in the existing Certificate Distribution Account to such new Certificate Distribution Account.

Section 5.02.   Application of Trust Funds.

(a)   On each Distribution Date, the Owner Trustee will distribute amounts deposited in the Certificate Distribution Account pursuant to Sections 5.05 and 5.06 of the Sale and Servicing Agreement or pursuant to Section 5.04(b) or 5.04(c) of the Indenture on or before such Distribution Date to the Certificateholders in accordance with their Percentage Interests.

(b)   On each Distribution Date, the Administrator shall send to the Certificateholders the statement provided to the Administrator by the Servicer pursuant to Section 4.09 of the Sale and Servicing Agreement on such Distribution Date.

(c)   In the event that any withholding tax is imposed on the Trust's payment (or allocations of income) to the Certificateholders, such tax shall reduce the amount otherwise distributable to the Certificateholders in accordance with this Section. The Owner Trustee is hereby authorized and directed to retain from amounts otherwise distributable to the Certificateholders sufficient funds for the payment of any tax that is legally owed or required to be withheld by the Trust (but such authorization shall not prevent the Owner Trustee from contesting any such tax in appropriate proceedings, and withholding payment of such tax, if permitted by law, pending the outcome of such proceedings). The amount of any withholding tax imposed with respect to the Certificateholders shall be treated as cash distributed to the Certificateholders at the time it is withheld by the Trust and remitted to the appropriate taxing authority. If there is a possibility that withholding tax is payable with respect to a distribution, the Owner Trustee may in its sole discretion withhold such amounts in accordance with this clause (c). In the event that a Certificateholder wishes to apply for a refund of any such withholding tax, the Owner Trustee shall reasonably cooperate with the Certificateholder in making such claim so long as the Certificateholder agrees to reimburse the Owner Trustee for any out-of-pocket expenses incurred.

Section 5.03.   Method of Payment. Subject to Section 9.01(c), distributions required to be made to the Certificateholders on any Distribution Date shall be made to the Certificateholders of record on the preceding Record Date either by wire transfer, in immediately available funds, to the account of such Certificateholders at a bank or other entity having appropriate facilities therefor, if a Certificateholder shall have provided to the Certificate Registrar appropriate written instructions at least five Business Days prior to such Distribution Date or, if not, by check mailed to the Certificateholder at the address of such Certificateholder appearing in the Certificate Register.

Section 5.04. No Segregation of Monies; No Interest. Subject to Section 5.01 and 5.02, monies received by the Owner Trustee hereunder need not be segregated in any manner except to the extent required by law, this Agreement, or the Sale and Servicing Agreement and may be deposited under such general conditions as may be prescribed by law, and the Owner Trustee shall not be liable for any interest thereon.

Section 5.05. Accounting and Report to the Noteholders, the Certificateholders, the Internal Revenue Service and Others. The Owner Trustee shall (a) maintain (or cause to be maintained) the books of the Trust on a fiscal year basis ending December 31, (or such other period as may be required by applicable law), with the first year being a short year ending December 31, 2007, and on the accrual method of accounting, (b) deliver to the Certificateholders, as may be required by the Code and applicable Treasury Regulations, such information as may be required to enable the Certificateholders to prepare their federal and state income tax returns, and make such elections as may from time to time be required or appropriate under any applicable state or federal statute or rule or regulation thereunder so as to maintain the Trust's characterization as a partnership for federal income tax purposes and (c) collect or cause to be collected any withholding tax as described in and in accordance with Section 5.02(c) with respect to distributions from the Trust.

ARTICLE VI

AUTHORITY AND DUTIES OF OWNER TRUSTEE

Section 6.01. General Authority. The Owner Trustee is authorized and directed to execute and deliver the Basic Documents to which the Trust is to be a party and each certificate or other document attached as an exhibit to or contemplated by the Basic Documents to which the Trust is to be a party, or any amendment thereto or other agreement, in each case, in such form as the Depositor shall approve as evidenced conclusively by the Owner Trustee's execution thereof. In addition to the foregoing, the Owner Trustee is authorized, but shall not be obligated, to take all actions required of the Trust pursuant to the Basic Documents. The Owner Trustee is further authorized from time to time to take such action as the Administrator directs in writing with respect to the Basic Documents.

Section 6.02. General Duties. It shall be the duty of the Owner Trustee to discharge (or cause to be discharged) all of its responsibilities pursuant to the terms of this Agreement and the Basic Documents and to administer the Trust in the interest of the Certificateholders, subject to the Basic Documents and in accordance with the provisions of this Agreement. Notwithstanding the foregoing, the Owner Trustee shall be deemed to have discharged its duties and responsibilities hereunder and under the Basic Documents to the extent the Administrator has agreed in the Administration Agreement to perform any act or to discharge any duty of the Owner Trustee hereunder or under any Basic Document, and the Owner Trustee shall not be liable for the default or failure of the Administrator to carry out its obligations under the Administration Agreement.

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Section 6.03. Action Upon Instruction.

(a)   Subject to Article IV, Certificateholders evidencing Percentage Interests aggregating more than 50% may, by written instruction, direct the Owner Trustee in the management of the Trust. Such direction may be exercised at any time by written instruction of the Certificateholders pursuant to Article IV.

(b)   The Owner Trustee shall not be required to take any action hereunder or under any Basic Document if the Owner Trustee shall have reasonably determined, or shall have been advised by counsel, that such action is likely to result in liability on the part of the Owner Trustee or is contrary to the terms hereof or of any Basic Document or is otherwise contrary to law.

(c)   Whenever the Owner Trustee is unable to decide between alternative courses of action permitted or required by the terms of this Agreement or any Basic Document, the Owner Trustee shall promptly give notice (in such form as shall be appropriate under the circumstances) to the Certificateholders requesting instruction as to the course of action to be adopted, and to the extent the Owner Trustee acts in good faith in accordance with any written instruction given by Certificateholders evidencing Percentage Interests aggregating more than 50%, the Owner Trustee shall not be liable on account of such action to any Person. If the Owner Trustee shall not have received appropriate instruction within 10 days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement or the Basic Documents, as it shall deem to be in the best interest of the Certificateholders, and shall have no liability to any Person for such action or inaction.

(d)   In the event that the Owner Trustee is unsure as to the application of any provision of this Agreement or any Basic Document or any such provision is ambiguous as to its application, or is, or appears to be, in conflict with any other applicable provision, or in the event that this Agreement permits any determination by the Owner Trustee or is silent or is incomplete as to the course of action that the Owner Trustee is required to take with respect to a particular set of facts, the Owner Trustee may give notice (in such form as shall be appropriate under the circumstances) to the Certificateholders requesting instruction and, to the extent that the Owner Trustee acts or refrains from acting in good faith in accordance with any such instruction received, the Owner Trustee shall not be liable, on account of such action or inaction, to any Person. If the Owner Trustee shall not have received appropriate instruction within 10 days of such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action, not inconsistent with this Agreement or the Basic Documents, as it shall deem to be in the best interests of the Certificateholders and shall have no liability to any Person for such action or inaction.

Section 6.04. No Duties Except as Specified in This Agreement or in Instructions. The Owner Trustee shall not have any duty or obligation to manage, make any payment with respect to, register, record, sell, dispose of, or otherwise deal with the Owner Trust Estate, or to otherwise take or refrain from taking any action under, or in connection with, any

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document contemplated hereby to which the Owner Trustee is a party, except as expressly provided by the terms of this Agreement or in any document or written instruction received by the Owner Trustee pursuant to Section 6.03; and no implied duties or obligations shall be read into this Agreement or any Basic Document against the Owner Trustee. The Owner Trustee shall have no responsibility for filing any financing or continuation statement in any public office at any time or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder or to prepare or file any Commission filing for the Trust or to record this Agreement or any Basic Document. The Owner Trustee nevertheless agrees that it will, at its own cost and expense, promptly take all action as may be necessary to discharge any liens on any part of the Owner Trust Estate that result from actions by, or claims against, the Owner Trustee that are not related to the ownership or the administration of the Owner Trust Estate.

Section 6.05. No Action Except under Specified Documents or Instructions. The Owner Trustee shall not manage, control, use, sell, dispose of or otherwise deal with any part of the Owner Trust Estate except (i) in accordance with the powers granted to and the authority conferred upon the Owner Trustee pursuant to this Agreement, (ii) in accordance with the Basic Documents and (iii) in accordance with any document or instruction delivered to the Owner Trustee pursuant to Section 6.03.

Section 6.06. Restrictions. The Owner Trustee shall not take any action (a) that is inconsistent with the purposes of the Trust set forth in Section 2.03 or (b) that, to the actual knowledge of the Owner Trustee, would result in the Trust being treated as an association (or publicly traded partnership) taxable as a corporation for federal income tax purposes. The Owner Trustee and the Depositor agree that no election to treat the Trust as an association (or publicly traded partnership) taxable as a corporation for United States federal income tax purposes or any relevant state tax purposes shall be made by or on behalf of the Trust. The Certificateholders shall not direct the Owner Trustee or the Depositor to take action that would violate the provisions of this Section.

ARTICLE VII

CONCERNING THE OWNER TRUSTEE

Section 7.01. Acceptance of Trusts and Duties. The Owner Trustee hereby accepts the trusts hereby created and agrees to perform its duties hereunder with respect to such trusts but only upon the terms of this Agreement. The Owner Trustee also agrees to disburse all monies actually received by it constituting part of the Owner Trust Estate upon the terms of the Basic Documents and this Agreement. The Owner Trustee shall not be answerable or accountable hereunder or under any Basic Document under any circumstances, except (i) for its own willful misconduct or negligence or (ii) in the case of the inaccuracy of any representation or warranty contained in Section 7.03 expressly made by the Owner Trustee. In particular, but not by way of limitation (and subject to the exceptions set forth in the preceding sentence):

(a)	the Owner Trustee shall not be liable for any error of judgment made by a responsible officer of the Owner Trustee;

(b)   the Owner Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the written instructions of the Administrator or the Certificateholders;

(c)   no provision of this Agreement or any Basic Document shall require the Owner Trustee to expend or risk funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder or under any Basic Document, if the Owner Trustee shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured or provided to it;

(d)   under no circumstances shall the Owner Trustee be liable for indebtedness evidenced by or arising under any of the Basic Documents, including the principal of and interest on the Notes;

(e)   the Owner Trustee shall not be responsible for or in respect of the validity or sufficiency of this Agreement or for the due execution hereof by the Depositor or for the form, character, genuineness, sufficiency, value or validity of any of the Owner Trust Estate or for or in respect of the validity or sufficiency of the Basic Documents, other than the certificate of authentication on the Certificates, and the Owner Trustee shall in no event assume or incur any liability, duty, or obligation to any Noteholder or to the Certificateholders, other than as expressly provided for herein and in the Basic Documents;

(f)   the Owner Trustee shall not be liable for the default or misconduct of the Administrator, the Indenture Trustee, the Swap Counterparty or the Servicer under any of the Basic Documents or otherwise, and the Owner Trustee shall have no obligation or liability to perform the obligations of the Trust under this Agreement or the Basic Documents that are required to be performed by the Administrator under the Administration Agreement, the Indenture Trustee under the Indenture, the Servicer under the Sale and Servicing Agreement or the Swap Counterparty under the Interest Rate Swap Agreement; and

(g)   the Owner Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement, or to institute, conduct or defend any litigation under this Agreement or otherwise or in relation to this Agreement or any Basic Document, at the request, order or direction of any Certificateholder, unless such Certificateholder has offered to the Owner Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Owner Trustee therein or thereby. The right of the Owner Trustee to perform any discretionary act enumerated in this Agreement or in any Basic Document shall not be construed as a duty, and the Owner Trustee shall not be answerable for other than its negligence or willful misconduct in the performance of any such act.

Section 7.02. Furnishing of Documents. The Owner Trustee shall furnish (a) to the Certificateholders or the Administrator promptly upon receipt of a written request therefor, duplicates or copies of all reports, notices, requests, demands, certificates, financial statements and any other instruments furnished to the Owner Trustee under the Basic Documents and (b) to the Indenture Trustee promptly upon written request therefor, copies of the Purchase Agreement, the Sale and Servicing Agreement, the Administration Agreement and the Trust Agreement.

Section 7.03. [Representations and Warranties](). The Owner Trustee hereby represents and warrants to the Certificateholders that:

(a)   It is a banking association duly organized and validly existing in good standing under the federal laws of the United States and satisfies the eligibility criteria set forth in Section 10.01. It has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

(b)   It has taken all corporate action necessary to authorize the execution and delivery by it of this Agreement, and this Agreement has been executed and delivered by one of its officers who is duly authorized to execute and deliver this Agreement on its behalf.

(c)   Neither the execution nor the delivery by it of this Agreement, nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the terms or provisions hereof will contravene any federal or Delaware law, governmental rule or regulation governing the banking or trust powers of the Owner Trustee or any judgment or order binding on it, or constitute any default under its charter documents or by-laws or any indenture, mortgage, contract, agreement or instrument to which it is a party or by which any of its properties may be bound.

Section 7.04. [Reliance; Advice of Counsel]().

(a)   The Owner Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond, or other document or paper believed by it to be genuine and believed by it to be signed by the proper party or parties. The Owner Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect. As to any fact or matter the method of the determination of which is not specifically prescribed herein, the Owner Trustee may for all purposes hereof rely on a certificate, signed by the president or any vice president or by the treasurer or other authorized officers of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Owner Trustee for any action taken or omitted to be taken by it in good faith in reliance thereon.

(b)   In the exercise or administration of the trusts hereunder and in the performance of its duties and obligations under this Agreement or the Basic Documents, the Owner Trustee (i) may act directly or through its agents or attorneys pursuant to agreements entered into with any of them, and the Owner Trustee shall not be liable for the conduct or misconduct of such agents or attorneys if such agents or attorneys shall have been selected by the Owner Trustee with reasonable care, and (ii) may consult with counsel, accountants and other skilled persons to be selected with reasonable care and employed by it. The Owner Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the written opinion or advice of any such counsel, accountants or other such persons.

Section 7.05. [Not Acting in Individual Capacity](). Except as provided in this Article VII and in Article XII, in accepting the trusts hereby created, The Bank of New York (Delaware) acts solely as Owner Trustee hereunder and not in its individual capacity and all

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Persons having any claim against the Owner Trustee by reason of the transactions contemplated by this Agreement or any Basic Document shall look only to the Owner Trust Estate for payment or satisfaction thereof.

Section 7.06. Owner Trustee Not Liable for the Certificates, Notes or Receivables. The recitals contained herein and in the Certificates (other than the signature and counter-signature of the Owner Trustee on the Certificates and its representations and warranties in Section 7.03 and in Article XII) shall not be taken as the statements of the Owner Trustee and the Owner Trustee assumes no responsibility for the correctness thereof. The Owner Trustee makes no representations as to the validity or sufficiency of this Agreement, or of the Certificates (other than the signature and countersignature of the Owner Trustee on the Certificates), or the Notes or of any other Basic Document or of any Receivable or related documents. The Owner Trustee shall at no time have any responsibility or liability for or with respect to the legality, validity and enforceability of any Receivable, or the perfection and priority of any security interest created by any Receivable in any Financed Equipment or the maintenance of any such perfection and priority, or for or with respect to the sufficiency of the Owner Trust Estate or its ability to generate the payments to be distributed to the Certificateholders under this Agreement or the Noteholders under the Indenture or the Swap Counterparty under the Interest Rate Swap Agreement, including: the existence, condition and ownership of any Financed Equipment; the existence and enforceability of any insurance thereon; the existence and contents of any Receivable on any computer or other record thereof; the validity of the assignment of any Receivable to the Trust or of any intervening assignment; the completeness of any Receivable; the performance or enforcement of any Receivable; the compliance by the Depositor or the Servicer with any warranty or representation made under any Basic Document or in any related document or the accuracy of any such warranty or representation or any action of the Administrator, the Indenture Trustee or the Servicer or any subservicer taken in the name of the Owner Trustee.

Section 7.07. Owner Trustee May Own the Certificates and Notes. The Owner Trustee in its individual or any other capacity may become the owner or pledgee of the Certificates or the Notes and may deal with the Depositor, the Administrator, the Indenture Trustee and the Servicer in banking transactions with the same rights as it would have if it were not Owner Trustee.

ARTICLE VIII

COMPENSATION OF OWNER TRUSTEE

Section 8.01. Owner Trustee's Fees and Expenses. The Owner Trustee shall receive as compensation for its services hereunder such fees as have been separately agreed upon before the date hereof between the Depositor and the Owner Trustee, and the Owner Trustee shall be entitled to be reimbursed by the Depositor for its other reasonable expenses hereunder, including the reasonable compensation, expenses and disbursements of such agents, representatives, experts and counsel as the Owner Trustee may employ in connection with the exercise and performance of its rights and its duties hereunder; provided, however, that the Owner Trustee's right to enforce such obligation shall be subject to the provisions of Section 11.08.

Section 8.02.   Indemnification. The Depositor shall be liable as primary obligor for, and shall indemnify the Owner Trustee and its successors, assigns, agents and servants (collectively, the "Indemnified Parties") from and against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever (collectively, "Expenses") which may at any time be imposed on, incurred by, or asserted against the Owner Trustee or any Indemnified Party in any way relating to or arising out of this Agreement, the Basic Documents, the Owner Trust Estate, the administration of the Owner Trust Estate or the action or inaction of the Owner Trustee hereunder, except only that the Depositor shall not be liable for or required to indemnify the Owner Trustee from and against Expenses arising or resulting from any of the matters described in the third sentence of Section 7.01; provided, however, that the Owner Trustee's right to enforce such obligation shall be subject to the provisions of Section 11.08. The indemnities contained in this Section shall survive the resignation or termination of the Owner Trustee or the termination of this Agreement. In any event of any claim, action or proceeding for which indemnity will be sought pursuant to this Section, the Owner Trustee's choice of legal counsel shall be subject to the approval of the Depositor, which approval shall not be unreasonably withheld.

Section 8.03.   Payments to the Owner Trustee. Any amounts paid to the Owner Trustee pursuant to this Article VIII shall be deemed not to be a part of the Owner Trust Estate immediately after such payment.

ARTICLE IX

TERMINATION OF TRUST AGREEMENT

Section 9.01.   Termination of Trust Agreement.

(a)   This Agreement (other than Article VIII and Section 11.08) and the Trust shall terminate and be of no further force or effect, upon the final distribution by the Owner Trustee of all monies or other property or proceeds of the Owner Trust Estate in accordance with the terms of the Indenture, the Sale and Servicing Agreement and Article V. Any money or other property held as part of the Owner Trust Estate following such distribution shall be distributed to the Depositor. The bankruptcy, liquidation, dissolution, death or incapacity of any Certificateholder shall not (x) operate to terminate this Agreement or the Trust, or (y) entitle the Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of all or any part of the Trust or Owner Trust Estate or (z) otherwise affect the rights, obligations and liabilities of the parties hereto.

(b)   Neither the Depositor nor any Certificateholder shall be entitled to revoke or terminate the Trust.

(c)   Notice of any termination of the Trust, specifying the Distribution Date upon which the Certificateholders shall surrender the Certificates to the Paying Agent for payment of the final distribution and cancellation, shall be given by the Owner Trustee by letter to the Certificateholders mailed within five Business Days of receipt of notice of such termination from the Servicer given pursuant to Section 9.01(c) of the Sale and Servicing

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Agreement, stating (i) the Distribution Date upon or with respect to which final payment of the Certificates shall be made upon presentation and surrender of the Certificates at the office of the Paying Agent therein designated, (ii) the amount of any such final payment and (iii) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Certificates at the office of the Paying Agent therein specified. The Owner Trustee shall give such notice to the Certificate Registrar (if other than the Owner Trustee) and the Paying Agent at the time such notice is given to the Certificateholders. Upon presentation and surrender of the Certificates, the Paying Agent shall cause to be distributed to the Certificateholders amounts distributable on such Distribution Date pursuant to Section 5.02.

In the event that a Certificateholder shall not surrender its Certificate for cancellation within six months after the date specified in the above mentioned written notice, the Owner Trustee shall give a second written notice to the Certificateholder to surrender the Certificate for cancellation and receive the final distribution with respect thereto. If within one year after the second notice any Certificate shall not have been surrendered for cancellation, the Owner Trustee may take appropriate steps, or may appoint an agent to take appropriate steps, to contact the Certificateholder concerning surrender of the Certificate, and the cost thereof shall be paid out of the funds and other assets that shall remain subject to this Agreement. Any funds remaining in the Trust after exhaustion of such remedies shall be distributed by the Owner Trustee to the Depositor.

(d)   Upon the winding up of the Trust and its termination, the Owner Trustee shall cause the Certificate of Trust to be canceled by filing a certificate of cancellation with the Secretary of State in accordance with the provisions of Section 3810 of the Statutory Trust Statute.

ARTICLE X

SUCCESSOR OWNER TRUSTEES AND ADDITIONAL OWNER TRUSTEES

Section 10.01. Eligibility Requirements for Owner Trustee. The Owner Trustee shall at all times be a corporation satisfying the provisions of Section 3807(a) of the Statutory Trust Statute; authorized to exercise corporate trust powers; having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authorities; and having (or having a parent which has) a rating of at least "Baa3" by Moody's and at least "BBB-" by Standard & Poor's. If such corporation shall publish reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purpose of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Owner Trustee shall cease to be eligible in accordance with the provisions of this Section, the Owner Trustee shall resign immediately in the manner and with the effect specified in Section 10.02.

Section 10.02. Resignation or Removal of Owner Trustee. The Owner Trustee may at any time resign and be discharged from the trusts hereby created by giving written notice thereof to the Depositor, the Certificateholders and the Administrator; provided, however, that such resignation and discharge shall only be effective upon the appointment of a successor Owner Trustee. Upon receiving such notice of resignation, the Administrator shall promptly appoint a successor Owner Trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Owner Trustee and one copy to the successor Owner Trustee. If no successor Owner Trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Owner Trustee may petition any court of competent jurisdiction for the appointment of a successor Owner Trustee.

If at any time the Owner Trustee shall cease to be eligible in accordance with the provisions of Section 10.01 and shall fail to resign after written request therefor by the Depositor or the Administrator, or if at any time the Owner Trustee shall be legally unable to act, or shall be adjudged bankrupt or insolvent, or a receiver of the Owner Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Owner Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Depositor or the Administrator may remove the Owner Trustee. If the Depositor or the Administrator shall remove the Owner Trustee under the authority of the immediately preceding sentence, the Administrator shall promptly appoint a successor Owner Trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the outgoing Owner Trustee so removed and one copy to the successor Owner Trustee and the Depositor shall pay all fees owed to the outgoing Owner Trustee.

Any resignation or removal of the Owner Trustee and appointment of a successor Owner Trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor Owner Trustee pursuant to Section 10.03 and payment of all fees and expenses owed to the outgoing Owner Trustee. The Depositor shall provide notice of such resignation or removal of the Owner Trustee to each of the Rating Agencies.

Section 10.03. Successor Owner Trustee. Any successor Owner Trustee appointed pursuant to Section 10.02 shall execute, acknowledge and deliver to the Depositor, the Certificateholders and to its predecessor Owner Trustee, with a copy thereof delivered to the Administrator, an instrument accepting such appointment under this Agreement, and thereupon the resignation or removal of the predecessor Owner Trustee shall become effective and such successor Owner Trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties, and obligations of its predecessor under this Agreement, with like effect as if originally named as Owner Trustee. The predecessor Owner Trustee shall upon payment of its fees and expenses deliver to the successor Owner Trustee all documents and statements, monies, and other property held by it under this Agreement; and the Depositor and the predecessor Owner Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor Owner Trustee all such rights, powers, duties, and obligations.

No successor Owner Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Owner Trustee shall be eligible pursuant to Section 10.01.

Upon acceptance of appointment by a successor Owner Trustee pursuant to this Section, the Depositor shall mail notice of the appointment of such successor Owner Trustee to the Certificateholders, the Indenture Trustee, the Administrator, the Noteholders and the Rating Agencies. If the Depositor shall fail to mail such notice within 10 days after acceptance of appointment by the successor Owner Trustee, the successor Owner Trustee shall cause such notice to be mailed at the expense of the Depositor.

Section 10.04. Merger or Consolidation of Owner Trustee. Any corporation into which the Owner Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Owner Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Owner Trustee, shall be the successor of the Owner Trustee hereunder; provided such corporation shall be eligible pursuant to Section 10.01, without the execution or filing of any instrument or any further act on the part of any of the parties hereto; anything herein to the contrary notwithstanding; provided, further, that the Owner Trustee shall mail notice of such merger or consolidation to the Rating Agencies and the Administrator.

Section 10.05. Appointment of Co-Trustee or Separate Trustee. Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Owner Trust Estate or any Financed Equipment may at the time be located, the Depositor and the Owner Trustee acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Owner Trustee to act as co-trustee, jointly with the Owner Trustee, or separate trustee, of all or any part of the Owner Trust Estate, and to vest in such Person, in such capacity, such title to the Owner Trust Estate, or any part thereof, and, subject to the other provisions of this Section, such powers, duties, obligations, rights and trusts as the Depositor and the Owner Trustee may consider necessary or desirable. If the Depositor shall not have joined in such appointment within 15 days after the receipt by it of a request so to do, the Owner Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee under this Agreement shall be required to meet the terms of eligibility as a successor trustee pursuant to Section 10.01 and no notice of the appointment of any co-trustee or separate trustee shall be required pursuant to Section 10.03.

Each separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties, and obligations conferred or imposed upon the Owner Trustee shall be conferred upon and exercised or performed by the Owner Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Owner Trustee joining in such act), except to the extent that under any law of any jurisdiction in which any particular acts are to be performed, the Owner Trustee shall be incompetent or unqualified to perform such acts, in which event such rights, powers, duties, and obligations (including the holding of title to the Owner Trust Estate or any portion thereof in any such jurisdiction) shall be exercised and performed singly by such separate trustee or co-trustee, but solely at the direction of the Owner Trustee;

(ii)   no trustee under this Agreement shall be personally liable by reason of any act or omission of any other trustee under this Agreement; and

(iii)   the Depositor and the Owner Trustee acting jointly may at any time accept the resignation of or remove any separate trustee or co-trustee.

Any notice, request or other writing given to the Owner Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Owner Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Owner Trustee. Each such instrument shall be filed with the Owner Trustee and a copy thereof given to the Depositor, the Certificateholders and the Administrator.

Any separate trustee or co-trustee may at any time appoint the Owner Trustee, its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Owner Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

ARTICLE XI

MISCELLANEOUS

Section 11.01. Supplements and Amendments. This Agreement may be amended by the Depositor and the Owner Trustee, with prior written notice to the Rating Agencies, without the consent of any of the Noteholders or the Certificateholders to cure any ambiguity, to correct or supplement any provisions in this Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders; provided, however, that such amendment shall not, as evidenced by an Opinion of Counsel, adversely affect in any material respect the interests of any Noteholder or the Certificateholders or the federal tax characteristics of the Notes.

This Agreement may also be amended from time to time by the Depositor and the Owner Trustee, with prior written notice to the Rating Agencies, with the consent of the holders of Notes evidencing not less than a majority of the Outstanding Principal Amount of the Notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on Receivables or distributions that shall be required to be made for the benefit of the Noteholders or the Certificateholders or (b) reduce the aforesaid percentage of the Outstanding Principal Amount of the Notes or the Certificates required to consent to any such amendment, without the consent of the holders of all the outstanding Notes and Certificates.

Notwithstanding the foregoing, no amendment to this Agreement shall materially and adversely affect the rights or obligations of the Swap Counterparty under this Agreement unless the Swap Counterparty shall have consented in writing to such amendment (and such consent shall be deemed to have been given if the Swap Counterparty does not object in writing within ten (10) Business Days after receipt of a written request for such consent).

Promptly after the execution of any such amendment or consent, the Owner Trustee shall furnish written notification of the substance of such amendment or consent to the Indenture Trustee, the Administrator, the Swap Counterparty and each of the Rating Agencies.

It shall not be necessary for the consent of the Noteholders, the Certificateholders or the Indenture Trustee pursuant to this Section to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents shall be subject to such reasonable requirements as the Owner Trustee may prescribe.

No amendment to this Agreement shall affect the rights or duties of the Administrator without the consent of the Administrator.

Promptly after the execution of any amendment to the Certificate of Trust, the Owner Trustee shall cause the filing of such amendment with the Secretary of State.

Prior to the execution of any amendment to this Agreement or any other Basic Document, the Owner Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement and the other Basic Documents. The Owner Trustee may, but shall not be obligated to, enter into any such amendment which affects the Owner Trustee's own rights, duties or immunities under this Agreement or otherwise.

Section 11.02. No Legal Title to Owner Trust Estate in the Owner. No Certificateholder shall have legal title to any part of the Owner Trust Estate. The Certificateholders shall be entitled to receive distributions with respect to their ownership interest therein only in accordance with Articles V and IX. No transfer, by operation of law or otherwise, of any right, title, and interest of a Certificateholder to and in its ownership interest in the Trust shall operate to terminate this Agreement or the trusts hereunder or entitle any transferee to an accounting or to the transfer to it of legal title to any part of the Owner Trust Estate.

Section 11.03. Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Owner Trustee, the Depositor, the Certificateholders, the Administrator and, to the extent expressly provided herein, the Indenture Trustee, the Swap Counterparty and the Noteholders, and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

Section 11.04. Notices. (a) Unless otherwise expressly specified or permitted by the terms hereof, all notices shall be in writing and shall be deemed given upon receipt by the intended recipient if to the Owner Trustee, addressed to the Corporate Trust Office; if to the Depositor, addressed to Caterpillar Financial Funding Corporation, 4040 S. Eastern Avenue, Suite 344, Las Vegas, Nevada 89119; if to the Administrator, 2120 West End Avenue, Nashville, Tennessee 37203-0001 or, as to each party, at such other address as shall be designated by such party in a written notice to each other party.

(b)   Any notice required or permitted to be given to the Certificateholders shall be given by first-class mail, postage prepaid, at the address of such Certificateholders as shown in the Certificate Register. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have been duly given, whether or not a Certificateholder receives such notice.

Section 11.05. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 11.06. Separate Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 11.07. Successors and Assigns. All covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the Depositor, the Owner Trustee and its successors and the Certificateholders and their successors and permitted assigns, all as herein provided. Any request, notice, direction, consent, waiver or other instrument or action by the Certificateholders shall bind the successors and assigns of the Certificateholders.

Section 11.08. No Petition. Notwithstanding any prior termination of this Agreement, the Owner Trustee, each Certificateholder (to the extent it is not the Depositor), by accepting a Certificate, and the Indenture Trustee and each Noteholder by accepting the benefits of this Agreement, hereby covenant and agree that they will not, prior to the date which is one year and one day after the termination of the Issuing Entity, institute against the Depositor or the Issuing Entity, or join in any institution against the Depositor or the Issuing Entity of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law.

Section 11.09. No Recourse. Each Certificateholder by accepting a Certificate acknowledges that the Certificate represents a beneficial interest in the Trust only and does not represent an interest in or obligation of the Depositor, the Servicer, the Administrator, the Owner Trustee, the Indenture Trustee or any Affiliate thereof, and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated in this Agreement, the Certificates or the other Basic Documents.

Section 11.10. Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

Section 11.11. GOVERNING LAW. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS, AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

Section 11.12. Certificate Transfer Restrictions.

(a)   The Certificates may not be acquired by or for the account of (i) an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to the provisions of Title I of ERISA, (ii) a plan (as defined in Section 4975(e)(1) of the Code) that is subject to Section 4975 of the Code, or (iii) any entity whose underlying assets include "plan assets" by reason of any such plan's investment in the entity and the application of U.S. Department of Labor (the "DOL") Regulation Section 2510.3-101, as modified by Section 3(42) of ERISA (the "Plan Asset Regulation") (excluding any investment company that is registered under the Investment Company Act of 1940, as amended) (each, a "Benefit Plan Investor"), except as provided in the following sentence. By accepting and holding a Certificate, each Certificateholder shall be deemed to have represented, warranted and covenanted that (A) it is not a Benefit Plan Investor, and that no assets of any Benefit Plan Investor were used to acquire the Certificate, or (B) it is an insurance company acting on behalf of its general account, and (i) on the date it acquires the Certificate, less than 25% of the assets of such general account constitute Plan Assets and (ii) if at any time during any calendar quarter after the initial acquisition of the Certificate, 25% or more of the assets of such general account constitute "plan assets" (as defined in the Plan Asset Regulation) and no exemption or exception from the prohibited transaction rules applies to the continued holding of the Certificate under Section 401(c) of ERISA and final regulations thereunder or an exemption or regulation issued by the DOL under ERISA, then such insurance company will dispose of the Certificates then held in its general account by the end of the next following calendar quarter, and shall deliver to the Owner Trustee at the time of acquisition of the Certificates a duly executed Certificateholder Certification in the form set forth in Exhibit C.

(b)   The Certificates may not be acquired or held by or for the account of an individual or entity that is not a U.S. person as defined in Section 7701(a)(30) of the Code. By accepting and holding a Certificate, each Certificateholder shall be deemed to have represented and warranted under penalties of perjury that it (or, if it is acting as a nominee, the beneficial owner) is and, as long as it may be a Certificateholder, will remain a U.S. person and shall deliver to the Owner Trustee, at the time of acquisition of the Certificate and thereafter from time to time upon request, a duly executed Certificateholder Certification in the form set forth in Exhibit C.

Section 11.13. Depositor Payment Obligation. The Depositor shall be responsible for payment of the Administrator's fees under the Administration Agreement (to the extent not paid pursuant to Section 5.05 of the Sale and Servicing Agreement) and shall reimburse the Administrator for all expenses and liabilities of the Administrator incurred thereunder.

ARTICLE XII

REGULATION AB COMPLIANCE

Section 12.01. Intent of the Parties; Reasonableness. The Depositor and the Owner Trustee acknowledge and agree that the purpose of this Article XII is to facilitate compliance by the Issuing Entity and the Depositor with the provisions of Regulation AB and related rules and regulations of the Commission. Neither the Issuing Entity nor the Depositor shall exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission under the Securities Act and the Exchange Act. The Owner Trustee acknowledges that interpretations of the requirements of Regulation AB may change over time, whether due to interpretive guidance provided by the Commission or its staff, consensus among participants in the asset-backed securities markets, advice of counsel, or otherwise, and agrees to comply with requests made by the Depositor in good faith for delivery of information under these provisions on the basis of evolving interpretations of Regulation AB. The Owner Trustee shall cooperate fully with the Issuing Entity and the Depositor to deliver to the Issuing Entity and the Depositor any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Issuing Entity or the Depositor to permit the Issuing Entity or the Depositor to comply with the provisions of Regulation AB, together with such disclosures relating to the Owner Trustee and the Notes reasonably believed by the Issuing Entity or the Depositor to be necessary in order to effect such compliance.

Section 12.02. Additional Representation and Warranty of the Owner Trustee. The Owner Trustee hereby represents and warrants to the Issuing Entity and to the Depositor that the information set forth under the caption "Formation of the Issuing Entity – The Owner Trustee" in the Preliminary Prospectus Supplement dated September 17, 2007 and the final Prospectus Supplement dated September 17, 2007 relating to the Notes (i) does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (ii) includes all information required to be included therein with respect to the Owner Trustee under Regulation AB.

Section 12.03. Information to Be Provided by the Owner Trustee.   For the purpose of satisfying the reporting obligations of the Issuing Entity under the Exchange Act with respect to the Notes, for so long as the Issuing Entity is required to file reports under the Exchange Act with respect to the Notes, the Owner Trustee shall (i) notify the Issuing Entity and the Depositor in writing of (A) any material litigation or governmental proceedings pending against the Owner Trustee, (B) any affiliations or relationships that develop following the date hereof between the Owner Trustee and any Transaction Party that are required to be disclosed under Item 1119(a) of Regulation AB, and (C) any change in control or sale of substantially all the assets of the Owner Trustee, and (ii) provide to the Issuing Entity and the Depositor a written description of such litigation proceedings, affiliations, relationships or corporate changes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be duly executed by their respective officers hereunto duly authorized, as of the date first above written.

THE BANK OF NEW YORK (DELAWARE), not in its individual capacity but solely as Owner Trustee,

By: /s/ Kristine K. Gullo
      Name: Kristine K. Gullo
      Title: Vice President

CATERPILLAR FINANCIAL FUNDING CORPORATION, as Depositor,

By:/s/ David A. Kacynski
      Name: David A. Kacynski
      Title: Treasurer

EXHIBIT A

FORM OF CERTIFICATE

Number   Percentage
R-1   Interest: _____%

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER
SET FORTH IN THE TRUST AGREEMENT

THIS CERTIFICATE HAS NOT BEEN REGISTERED AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD OR DELIVERED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM THE SECURITIES ACT.

THIS CERTIFICATE MAY NOT BE ACQUIRED BY OR FOR THE ACCOUNT OF (i) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA")) THAT IS SUBJECT TO THE PROVISIONS OF TITLE I OF ERISA, (ii) A PLAN (AS DEFINED IN SECTION 4975(e)(1) OF THE CODE) THAT IS SUBJECT TO SECTION 4975 OF THE CODE, OR (iii) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY SUCH PLAN'S INVESTMENT IN THE ENTITY AND THE APPLICATION OF U.S. DEPARTMENT OF LABOR (THE "DOL") REGULATION SECTION 2510.3-101, AS MODIFIED BY SECTION 3(42) OF ERISA (THE "PLAN ASSET REGULATION") (EXCLUDING ANY INVESTMENT COMPANY THAT IS REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED) (EACH, A "BENEFIT PLAN INVESTOR"), EXCEPT AS PROVIDED IN THE FOLLOWING SENTENCE. BY ACCEPTING AND HOLDING THIS CERTIFICATE, THE HOLDER THEREOF SHALL BE DEEMED TO HAVE REPRESENTED, WARRANTED AND COVENANTED THAT (A) IT IS NOT A BENEFIT PLAN INVESTOR, AND THAT NO ASSETS OF ANY BENEFIT PLAN INVESTOR WERE USED TO ACQUIRE THIS CERTIFICATE, OR (B) IT IS AN INSURANCE COMPANY ACTING ON BEHALF OF ITS GENERAL ACCOUNT, AND (i) ON THE DATE IT ACQUIRES THIS CERTIFICATE, LESS THAN 25% OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTE PLAN ASSETS AND (ii) IF AT ANY TIME DURING ANY CALENDAR QUARTER AFTER THE INITIAL ACQUISITION OF THIS CERTIFICATE, 25% OR MORE OF THE ASSETS OF SUCH GENERAL ACCOUNT CONSTITUTE "PLAN ASSETS" (AS DEFINED IN THE PLAN ASSET REGULATION) AND NO EXEMPTION OR EXCEPTION FROM THE PROHIBITED TRANSACTION RULES APPLIES TO THE CONTINUED HOLDING OF THIS CERTIFICATE UNDER SECTION 401(c) OF ERISA AND FINAL REGULATIONS THEREUNDER OR AN EXEMPTION OR REGULATION ISSUED BY THE DOL UNDER ERISA, THEN SUCH INSURANCE COMPANY WILL DISPOSE OF THIS CERTIFICATE BY THE END OF THE NEXT FOLLOWING CALENDAR QUARTER, AND SHALL

DELIVER TO THE OWNER TRUSTEE AT THE TIME OF ACQUISITION OF THIS CERTIFICATE A DULY EXECUTED CERTIFICATEHOLDER CERTIFICATION IN THE FORM SET FORTH IN EXHIBIT C TO THE TRUST AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE MAY NOT BE ACQUIRED OR HELD BY OR FOR THE ACCOUNT OF AN INDIVIDUAL OR ENTITY THAT IS NOT A U.S. PERSON AS DEFINED IN SECTION 7701(a)(30) OF THE CODE. BY ACCEPTING AND HOLDING THIS CERTIFICATE, THE HOLDER SHALL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT IT (OR, IF IT IS ACTING AS A NOMINEE, THE BENEFICIAL OWNER) IS AND, AS LONG AS IT MAY BE A HOLDER (OR BENEFICIAL OWNER), WILL REMAIN A U.S. PERSON AND SHALL DELIVER TO THE OWNER TRUSTEE, AT THE TIME OF ACQUISITION OF THIS CERTIFICATE AND THEREAFTER FROM TIME TO TIME UPON REQUEST, A DULY EXECUTED CERTIFICATION IN THE FORM SET FORTH IN EXHIBIT C TO THE TRUST AGREEMENT.

CATERPILLAR FINANCIAL ASSET TRUST 2007-A

ASSET BACKED CERTIFICATE

evidencing an undivided beneficial interest in the Trust, as defined below, the property of which includes a pool of retail installment sale contracts and finance leases secured by new and used machinery and certain monies due or received thereunder and sold to the Trust (as defined below) by Caterpillar Financial Funding Corporation.

(This Certificate does not represent an interest in or obligation of Caterpillar Financial Funding Corporation, Caterpillar Financial Services Corporation, Caterpillar Inc. or any of their respective affiliates, except to the extent described below.)

THIS CERTIFIES THAT _____ is the registered holder of [__]% nonassessable, fully-paid, undivided beneficial interest in Caterpillar Financial Asset Trust 2007-A (the "Trust") formed by Caterpillar Financial Funding Corporation, a Nevada corporation (the "Depositor").

The Trust was created in connection with an Amended and Restated Trust Agreement, dated as of September 27, 2007 (the "Trust Agreement"), between the Depositor and The Bank of New York (Delaware), as trustee (the "Owner Trustee"), a summary of certain of the pertinent provisions of which is set forth below. To the extent not otherwise defined herein, the capitalized terms used herein have the meanings assigned to them in the Trust Agreement or the Sale and Servicing Agreement, dated as of September 1, 2007 (the "Sale and Servicing Agreement"), among the Trust, the Depositor and Caterpillar Financial Services Corporation, as servicer (the "Servicer"), as applicable.

This Certificate is the duly authorized Certificate designated as the "Asset Backed Certificate" (herein called the "Certificate"). Also issued under the Indenture, dated as of September 1, 2007, between the Trust and U.S. Bank National Association, as trustee (the "Indenture Trustee"), are Notes designated as "Class A-1 5.67225% Asset Backed Notes" (the "Class A-1 Notes"), "Class A-2a 5.40% Asset Backed Notes" (the "Class A-2a Notes"), "Class A-2b Floating Rate Asset Backed Notes" (the "Class A-2b Notes" and, together with the Class A-2a Notes, the "Class A-2 Notes"), "Class A-3a 5.34% Asset Backed Notes" (the "Class A-3a Notes"), "Class A-3b Floating Rate Asset Backed Notes" (the "Class A-3b Notes" and, together with the Class A-3a Notes, the "Class A-3 Notes") and "Class B 6.18% Asset Backed Notes" (the "Class B Notes"; together with the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes, the "Notes"). This Certificate is issued under and is subject to the terms, provisions and conditions of the Trust Agreement, to which Trust Agreement the holder of this Certificate by virtue of the acceptance hereof assents and by which such holder is bound. The property of the Trust includes a pool of retail installment sale contracts and finance leases secured by new and used equipment (the "Receivables"), all monies received on or after September 1, 2007 from payments on the Receivables, security interests in the equipment financed thereby and certain other cross-collateralized equipment, certain bank accounts and the proceeds thereof, proceeds from claims on certain insurance policies and certain other rights under the Trust Agreement and the Sale and Servicing Agreement, all right, title, and interest of the Depositor in and to the Purchase Agreement dated as of September 1, 2007 between Caterpillar Financial Services

Corporation and the Depositor and all proceeds of the foregoing. The holder of this Certificate acknowledges and agrees that its rights to receive distributions in respect of this Certificate are subordinated to the rights of the Noteholders as described in the Sale and Servicing Agreement and the Indenture.

Under the Trust Agreement, there will be distributed on the 25th day of each month or, if such day is not a Business Day, the next Business Day (the "Distribution Date"), commencing on October 25, 2007 to the Person in whose name this Certificate is registered at the close of business on the last calendar day of the month preceding the month in which such Distribution Date occurs (the "Record Date") the amount to be distributed to the Certificateholder on such Distribution Date.

Notwithstanding any prior termination of the Trust Agreement, the Certificateholder (to the extent it is not the Depositor), by its acceptance of this Certificate, covenants and agrees that it shall not, prior to the date which is one year and one day after the termination of the Trust, institute against the Depositor or the Issuing Entity, or join in any institution against the Depositor or the Issuing Entity of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or state bankruptcy or similar law.

Distributions on this Certificate will be made as provided in the Trust Agreement by the Owner Trustee by wire transfer or check mailed to the Certificateholder of record in the Certificate Register without the presentation or surrender of this Certificate or the making of any notation hereon. Except as otherwise provided in the Trust Agreement and notwithstanding the above, the final distribution on this Certificate will be made after due notice by the Owner Trustee of the pendency of such distribution and only upon presentation and surrender of this Certificate at the office or agency maintained for the purpose by the Owner Trustee in the Borough of Manhattan, The City of New York.

This Certificate does not represent an obligation of, or an interest in, the Depositor, the Servicer, Caterpillar Inc., Caterpillar Financial Services Corporation, the Owner Trustee or any Affiliates of any of them and no recourse may be had against such parties or their assets, except as may be expressly set forth or contemplated herein or in the Trust Agreement or the Basic Documents. In addition, this Certificate is not guaranteed by any governmental agency or instrumentality and is limited in right of payment to certain collections with respect to the Receivables (and certain other amounts), all as more specifically set forth herein and in the Sale and Servicing Agreement and the Trust Agreement. A copy of each of the Sale and Servicing Agreement and the Trust Agreement may be examined during normal business hours at the principal office of the Depositor, and at such other places, if any, designated by the Depositor, by the Certificateholder upon written request.

The Trust Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Depositor and the Owner Trustee and the rights of the Certificateholders under the Trust Agreement at any time by the Depositor and the Owner Trustee with the consent of the holders of the Notes evidencing a majority of the outstanding Notes.

As provided in the Trust Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registerable in the Certificate Register upon surrender of this Certificate for registration of transfer at the offices or agencies of the Certificate Registrar maintained by the Owner Trustee in the Borough of Manhattan, in the City of New York, accompanied by a written instrument of transfer in form satisfactory to the Owner Trustee and the Certificate Registrar duly executed by the holder hereof or such holder's attorney duly authorized in writing and a duly executed Certificateholder Certification of the transferee thereof, and thereupon one or more new Certificates of authorized denominations evidencing the same aggregate beneficial interest in the Trust will be issued to the designated transferee. No service charge will be made for any such registration of transfer, but the Owner Trustee or the Certificate Registrar may require payment of a sum sufficient to cover any tax or governmental charge payable in connection therewith. The initial Certificate Registrar appointed under the Trust Agreement is The Bank of New York (Delaware), New York, New York.

The Owner Trustee, the Certificate Registrar and any agent of the Owner Trustee or the Certificate Registrar may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and none of the Owner Trustee, the Certificate Registrar or any such agent shall be affected by any notice to the contrary.

The obligations and responsibilities created by the Trust Agreement and the Trust created thereby shall terminate upon the payment to the Certificateholder of all amounts required to be paid to it pursuant to the Trust Agreement and the Sale and Servicing Agreement and the disposition of all property held as part of the Trust. The Servicer of the Receivables may at its option purchase the corpus of the Trust at a price specified in the Sale and Servicing Agreement, and such purchase of the Receivables and other property of the Trust will effect early retirement of the Certificates; provided, however, such right of purchase is exercisable only on any Distribution Date on which the Note Value is 10% or less of the Initial Note Value.

This Certificate may not be acquired by or for the account of (i) an employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to the provisions of Title I of ERISA, (ii) a plan (as defined in Section 4975(e)(1) of the Code) that is subject to Section 4975 of the Code, or (iii) any entity whose underlying assets include "plan assets" by reason of any such plan's investment in the entity and the application of U.S. Department of Labor (the "DOL") Regulation Section 2510.3-101, as modified by Section 3(42) of ERISA (the "Plan Asset Regulation") (excluding any investment company that is registered under the Investment Company Act of 1940, as amended) (each, a "Benefit Plan Investor"), except as provided in the following sentence. By accepting and holding this Certificate, the holder thereof shall be deemed to have represented, warranted and covenanted that (A) it is not a Benefit Plan Investor, and that no assets of any Benefit Plan Investor were used to acquire this Certificate, or (B) it is an insurance company acting on behalf of its general account, and (i) on the date it acquires this Certificate, less than 25% of the assets of such general account constitute Plan Assets and (ii) if at any time during any calendar quarter after the initial acquisition of this Certificate, 25% or more of the assets of such general account constitute "plan assets" (as defined in the Plan Asset Regulation) and no exemption or exception from the prohibited transaction rules applies to the continued holding of this Certificate under Section 401(c) of ERISA and final regulations thereunder or an exemption or regulation issued by the DOL under ERISA, then such insurance company will dispose of this Certificate by the

A-5

end of the next following calendar quarter, and shall deliver to the Owner Trustee at the time of acquisition of this Certificate a duly executed Certificateholder Certification in the form set forth in Exhibit C to the Trust Agreement.

This Certificate may not be acquired or held by or for the account of an individual or entity that is not a U.S. person as defined in Section 7701(a)(30) of the Code. By accepting and holding this Certificate, the holder shall be deemed to have represented and warranted under penalties of perjury that it (or, if it is acting as a nominee, the beneficial owner) is and, as long as it may be a Certificateholder (or beneficial owner), will remain a U.S. person and shall deliver to the Owner Trustee, at the time of acquisition of this Certificate and thereafter from time to time upon request, a duly executed Certificateholder Certification in the form set forth in Exhibit C to the Trust Agreement.

Unless the certificate of authentication hereon shall have been executed by an authorized officer of the Owner Trustee, by manual signature, this Certificate shall not entitle the holder hereof to any benefit under the Trust Agreement or the Sale and Servicing Agreement or be valid for any purpose.

THIS CERTIFICATE SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

IN WITNESS WHEREOF, the Trust has caused this Certificate to be duly executed.

CATERPILLAR FINANCIAL ASSET TRUST 2007-A,

By: THE BANK OF NEW YORK (DELAWARE), as Owner Trustee

Dated: _____

By: _____
      Name:
      Title:

CERTIFICATE OF AUTHENTICATION

This is the Certificate referred to in the within-mentioned Trust Agreement.

THE BANK OF NEW YORK (DELAWARE), as Owner Trustee

or

THE BANK OF NEW YORK (DELAWARE), as Owner Trustee

By   THE BANK OF NEW YORK (DELAWARE), as Authenticating Agent

By: _____
      Authorized Signatory

By: _____
      Authorized Signatory

ASSIGNMENT

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY
OR OTHER IDENTIFYING NUMBER
OF ASSIGNEE

_____
(Please print or type name and address, including postal zip code, of assignee)

_____
the within Certificate, and all rights thereunder, hereby irrevocably constituting and appointing

_____ attorney to transfer [__]% Percentage Interest of this Certificate on the books of the Certificate Register, with full power of substitution in the premises.

Dated: _____   _____*
                           Signature Guaranteed:

                           _____*

_____

*   NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Certificate in every particular, without alteration, enlargement or any change whatever.

EXHIBIT B

CERTIFICATE OF TRUST OF
CATERPILLAR FINANCIAL ASSET TRUST 2007-A

THIS Certificate of Trust of Caterpillar Financial Asset Trust 2007-A (the "Trust") is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the "Act").

Name. The name of the statutory trust formed by this Certificate of Trust is Caterpillar Financial Asset Trust 2007-A.

Delaware Trustee. The name and business address of the trustee of the Trust in the State of Delaware are The Bank of New York (Delaware), 100 White Clay Center, Route 273, Newark, Delaware 19711 Attention: Corporate Trust Administration.

Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.


THE BANK OF NEW YORK (DELAWARE), not in its individual capacity but solely as Trustee

By:_____
Name:
Title:


EXHIBIT C

CERTIFICATEHOLDER CERTIFICATION

This Certificateholder Certification ("Certification") is delivered pursuant to <u>Section 11.12(b)</u> of Caterpillar Financial Asset Trust 2007-A Amended and Restated Trust Agreement, dated as of September 27, 2007 (the "Trust Agreement"), between Caterpillar Financial Funding Corporation and The Bank of New York (Delaware), as Owner Trustee, in connection with the acquisition of, transfer to or possession by the undersigned, whether as beneficial owner (the "Beneficial Owner"), or nominee on behalf of the Beneficial Owner, of the Caterpillar Financial Asset Trust 2007-A Asset Backed Certificate (the "Certificate"). Capitalized terms used but not defined in this Certification have the respective meanings given them in the Trust Agreement.

The holder must complete Part I, Part II (if the holder is a nominee), and in all cases sign and otherwise complete Part III of Section A.

<u>Section A</u>. To confirm to the Trust that the provisions of Section 1446 of the Internal Revenue Code (relating to withholding tax on foreign partners) do not apply in respect of the Certificate held by the undersigned, the undersigned hereby certifies:

Part I - Complete Either A or B

      A.   Individual as Beneficial Owner

            1.   I am (The Beneficial Owner is) not a non-resident alien for purposes of U.S. income taxation;

            2.   My (The Beneficial Owner's) name and home address are

                _____

                _____

                _____; and

            3.   My (The Beneficial Owner's) U.S. taxpayer identification number (Social Security Number) is _____.

      B.   Corporate, Partnership or other Entity as Beneficial Owner

            1.   _____ (Name of the Beneficial Owner) is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury regulations);

C-1

2. The Beneficial Owner's office address and place of incorporation (if applicable) is _____

_____; and

3. The Beneficial Owner's U.S. employer identification number (Social Security Number) is _____.

Part II - Nominees

If the undersigned is the nominee for the Beneficial Owner, the undersigned certifies that this Certification has been made in reliance upon information contained in:

_____ an IRS Form W-9

_____ a form such as this or substantially similar

provided to the undersigned by an appropriate person and (i) the undersigned agrees to notify the Trust at least thirty (30) days prior to the date that the form relied upon becomes obsolete, and (ii) in connection with change in Beneficial Owners, the undersigned agrees to submit a new Certification of Non-Foreign Status to the Trust promptly after such change.

Part III - Declaration

The undersigned, as the Beneficial Owner or a nominee thereof, agrees to notify the Trust within sixty (60) days of the date that the Beneficial Owner becomes a foreign person. The undersigned understands that this Certification may be disclosed to the Internal Revenue Service by the Trust and any false statement contained therein could be punishable by fines, imprisonment or both.

Under penalty of perjury, I declare that I have examined this Certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have the authority* to sign this document

_____
Name

_____
Title (if applicable)

_____
Signature and Date

*NOTE: If signed pursuant to a power of attorney, the power of attorney must accompany this Certification.

THE CERTIFICATION CONTAINED IN THIS SECTION A WILL BECOME OBSOLETE AT THE END OF THE THIRD YEAR AFTER THE TAXABLE YEAR OF THE TRUST DURING WHICH THIS CERTIFICATION IS DELIVERED TO THE TRUST.

Section B. The undersigned hereby certifies that (check one):

1.   ☐   no assets of any Benefit Plan Investor were used to acquire the Certificate.

OR

2.   ☐   I am an insurance company, acting on behalf of my general account, and

a.   on the date I acquired the Certificate, less than 25% of the assets of my general account constituted Plan Assets, and

b.   if, at any time during any calendar quarter after the initial acquisition of the Certificate, 25% or more of the assets of such general account constitute "plan assets" (as defined in the Plan Asset Regulation) and no exemption or exception from the prohibited transaction rules applies to the continued holding of the Certificate under Section 401(c) of ERISA and final regulations thereunder or an exemption or regulation issued by the DOL under ERISA, then I will dispose of the Certificate then held in my general account by the end of the next following calendar quarter and shall deliver to the Owner Trustee at the time of acquisition of the Certificate a duly executed Certificateholder Certification in the form set forth in this exhibit.

I declare that I have examined this Certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have the authority* to sign this document

_____

Name

_____
Title (if applicable)

_____
Signature and Date

*NOTE: If signed pursuant to a power of attorney, the power of attorney must accompany this Certification.

SALE AND SERVICING AGREEMENT

among

CATERPILLAR FINANCIAL ASSET TRUST 2007-A

Issuing Entity

CATERPILLAR FINANCIAL FUNDING CORPORATION

Depositor

and

CATERPILLAR FINANCIAL SERVICES CORPORATION

Servicer

Dated as of September 1, 2007

TABLE OF CONTENTS

Page

SALE AND SERVICING AGREEMENT dated as of September 1, 2007, among CATERPILLAR FINANCIAL ASSET TRUST 2007-A, a Delaware statutory trust, CATERPILLAR FINANCIAL FUNDING CORPORATION, a Nevada corporation, and CATERPILLAR FINANCIAL SERVICES CORPORATION, a Delaware corporation.

WHEREAS the Issuing Entity (as defined below) desires to purchase a portfolio of receivables arising in connection with (i) retail installment sale contracts for the purchase of machinery or equipment and (ii) equipment finance lease contracts for the lease of machinery or equipment, in each case acquired or originated by CFSC (as defined below) in the ordinary course of its business;

WHEREAS the Depositor (as defined below) has purchased such portfolio of receivables from CFSC and desires to sell such portfolio of receivables to the Issuing Entity; and

WHEREAS CFSC desires to service such receivables.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01.   Definitions. Whenever used in this Agreement, the following words and phrases, unless the context otherwise requires, shall have the following meanings:

"Additional Servicing Compensation" means, with respect to any Receivable, any late fees, extension fees and other administrative fees or similar charges allowed by applicable law with respect to such Receivable.

"Administration Agreement" means the Administration Agreement, dated as of September 1, 2007, among the Trust, the Depositor, CFSC, as administrator, and U.S. Bank National Association, as indenture trustee, as the same may be amended, modified or supplemented from time to time.

"Administration Fee" means the fee payable to the Administrator pursuant to Section 3 of the Administration Agreement.

"Administrator" means the administrator under the Administration Agreement.

"Affiliate" has the meaning specified in the Indenture.

"Agreement" means this Sale and Servicing Agreement, as the same may be amended, modified or supplemented from time to time.

"Amount Financed" means with respect to a Receivable related to a Lease, the original Net Investment with respect to such Lease, and with respect to a Receivable related to an

Installment Sales Contract, the sum of the amount advanced under the Receivable toward the purchase price of the related Financed Equipment, plus any related costs.

"APR" or "Annual Percentage Rate" with respect to any Receivable related to an Installment Sales Contract means the annual percentage rate of interest of such Receivable as set forth on the Schedule of Receivables for such Receivable and with respect to any Receivable related to a Lease, the Implicit Interest Rate.

"Basic Documents" has the meaning specified in the Indenture.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York, New York, Nashville, Tennessee, Las Vegas, Nevada, Chicago, Illinois, St. Paul, Minnesota or Wilmington, Delaware are authorized or obligated by law, regulation or executive order to remain closed.

"Caterpillar" means Caterpillar Inc., a Delaware corporation, and its successors.

"Certificate" has the meaning specified in the Trust Agreement.

"Certificate Distribution Account" has the meaning specified in the Trust Agreement.

"Certificateholders" has the meaning specified in the Trust Agreement.

"CFSC" means Caterpillar Financial Services Corporation, a Delaware corporation, and its successors.

"Class" means the Class A-1 Notes, the Class A-2a Notes, the Class A-2b Notes, the Class A-3a Notes, the Class A-3b Notes or the Class B Notes, as applicable.

"Class A Noteholders" has the meaning specified in the Indenture.

"Class A Noteholders' Interest Carryover Shortfall" means, with respect to any Distribution Date, the sum of (i) the excess, if any, of (A) the sum of (1) the Class A Noteholders' Monthly Interest Distributable Amount for the preceding Distribution Date and (2) any outstanding Class A Noteholders' Interest Carryover Shortfall on such preceding Distribution Date, over (B) the amount in respect of interest that is actually distributed to the Class A Noteholders on such preceding Distribution Date, and (ii) interest on the amount of interest due but not paid to Class A Noteholders on the preceding Distribution Date, to the extent permitted by law, at the Class A-1 Note Interest Rate, the Class A-2a Note Interest Rate, the Class A-2b Note Interest Rate, the Class A-3a Note Interest Rate and the Class A-3b Note Interest Rate, as applicable, from and including such preceding Distribution Date to, but excluding, the current Distribution Date.

"Class A Noteholders' Interest Distributable Amount" means, with respect to any Distribution Date, the sum of (i) the Class A Noteholders' Monthly Interest Distributable Amount for such Distribution Date and (ii) the Class A Noteholders' Interest Carryover Shortfall for such Distribution Date.

"Class A Noteholders' Monthly Interest Distributable Amount" means, with respect to any Distribution Date, an amount equal to the aggregate amount of interest accrued on the Class A-1 Notes, the Class A-2a Notes, the Class A-2b Notes, the Class A-3a Notes and the Class A-3b Notes at the Class A-1 Note Interest Rate, the Class A-2a Note Interest Rate, the Class A-2b Note Interest Rate, the Class A-3a Note Interest Rate and the Class A-3b Note Interest Rate, respectively, with respect to the Class A-1 Notes, the Class A-2b Notes and the Class A-3b Notes, from and including the preceding Distribution Date (or, in the case of the initial Distribution Date, from and including the Closing Date), to but excluding such Distribution Date (based on a 360-day year and the actual number of days elapsed), and, with respect to the Class A-2a Notes and the Class A-3a Notes, from and including the 25th day of the month preceding such Distribution Date (or, in the case of the initial Distribution Date, from and including the Closing Date), to but excluding the 25th day of the month of such Distribution Date (in each case based on a 360-day year of twelve 30-day months).

"Class A Notes" means the Class A-1 Notes, the Class A-2 Notes and the Class A-3 Notes, collectively.

"Class A-1 Note Final Scheduled Distribution Date" means the Distribution Date occurring in September, 2008.

"Class A-1 Note Interest Rate" has the meaning specified in the Indenture.

"Class A-1 Note Pool Factor" means 1.0000000 as of the Closing Date, and as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class A-1 Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class A-1 Notes on such date) divided by the original Outstanding Principal Amount of the Class A-1 Notes.

"Class A-2 Note Final Scheduled Distribution Date" means the Distribution Date occurring in April, 2010.

"Class A-2 Notes" means the Class A-2a Notes and the Class A-2b Notes, collectively.

"Class A-2a Note Interest Rate" has the meaning specified in the Indenture.

"Class A-2a Note Pool Factor" means 1.0000000 as of the Closing Date and as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class A-2a Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class A-2a Notes on such date) divided by the original Outstanding Principal Amount of the Class A-2a Notes.

"Class A-2b Note Interest Rate" has the meaning specified in the Indenture.

"Class A-2b Note Pool Factor" means 1.0000000 as of the Closing Date and as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class A-2b Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class A-2b Notes on such date) divided by the original Outstanding Principal Amount of the Class A-2b Notes.

"Class A-3 Note Final Scheduled Distribution Date" means the Distribution Date occurring in June, 2012.

"Class A-3 Notes" means the Class A-3a Notes and the Class A-3b Notes, collectively.

"Class A-3a Note Interest Rate" has the meaning specified in the Indenture.

"Class A-3a Note Pool Factor" means 1.0000000 as of the Closing Date and, as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class A-3a Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class A-3a Notes on such date) divided by the original Outstanding Principal Amount of the Class A-3a Notes.

"Class A-3b Note Interest Rate" has the meaning specified in the Indenture.

"Class A-3b Note Pool Factor" means 1.0000000 as of the Closing Date and, as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class A-3b Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class A-3b Notes on such date) divided by the original Outstanding Principal Amount of the Class A-3b Notes.

"Class B Note Final Scheduled Distribution Date" means the Distribution Date occurring in September, 2013.

"Class B Noteholders" has the meaning specified in the Indenture.

"Class B Noteholders' Interest Carryover Shortfall" means, with respect to any Distribution Date, the sum of (i) the excess, if any, of (A) the sum of (1) the Class B Noteholders' Monthly Interest Distributable Amount for the preceding Distribution Date and (2) any outstanding Class B Noteholders' Interest Carryover Shortfall on such preceding Distribution Date, over (B) the amount in respect of interest that is actually distributed to the Class B Noteholders on such preceding Distribution Date, and (ii) interest on the amount of interest due but not paid to Class B Noteholders on the preceding Distribution Date, to the extent permitted by law, at the Class B Note Interest Rate from and including the 25th day of the month preceding such Distribution Date, to but excluding the 25th day of the month containing such Distribution Date (based on a 360-day year of twelve 30-day months).

"Class B Noteholders' Interest Distributable Amount" means, with respect to any Distribution Date, the sum of (i) the Class B Noteholders' Monthly Interest Distributable Amount for such Distribution Date and (ii) the Class B Noteholders' Interest Carryover Shortfall for such Distribution Date.

"Class B Noteholders' Monthly Interest Distributable Amount" means, with respect to any Distribution Date, an amount equal to the aggregate interest accrued on the Class B Notes at the Class B Note Interest Rate from and including the 25th day of the month preceding such Distribution Date (or, in the case of the initial Distribution Date, from and including the Closing Date), to but excluding the 25th day of the month containing such Distribution Date (based on a 360-day year of twelve 30-day months).

"Class B Note Interest Rate" has the meaning specified in the Indenture.

"Class B Note Pool Factor" means 1.0000000 as of the Closing Date and, as of the close of business on any Distribution Date thereafter means a seven digit decimal figure equal to the Outstanding Principal Amount of the Class B Notes as of such date (after giving effect to payments in reduction of the principal amount of the Class B Notes on such date) divided by the original Outstanding Principal Amount of the Class B Notes.

"Class of Notes" means all Notes included in Class A-1 Notes, all Notes included in Class A-2 Notes, all Notes included in Class A-3 Notes or all Notes included in Class B Notes, whichever is appropriate.

"Closing Date" means September 27, 2007.

"Collateral" has the meaning specified in the Granting Clause of the Indenture.

"Collection Account" means the account designated as such, established and maintained pursuant to Section 5.01 (a)(i).

"Collection Period" means, with respect to the first Distribution Date, the calendar month of September 2007 and, with respect to each subsequent Distribution Date, the immediately preceding calendar month. Any amount stated "as of the close of business on the last day of a Collection Period" shall give effect to the following calculations as determined as of the end of the day on such last day: (i) all applications of collections and (ii) all distributions to be made on the following Distribution Date.

"Commission" means the Securities and Exchange Commission, and its successors.

"Contract" means an Installment Sales Contract or a Lease, as applicable, and shall include all documents relating to an amendment or modification of such Contract.

"Contract Balance" of a Receivable, as of the close of business on the last day of a Collection Period or as of the Cut-off Date, as applicable, means the Amount Financed minus the sum of (i) that portion of all Scheduled Payments paid on or prior to such day allocable to principal using the actuarial method, (ii) any payment of the Purchase Amount with respect to such Receivable purchased by the Servicer or repurchased by CFSC or the Depositor and allocable to principal and (iii) any prepayment in full or any partial prepayments (including any Liquidation Proceeds) applied to reduce the Contract Balance of such Receivable, in each case plus accrued and unpaid interest. With respect to each Lease, the Servicer shall allocate all Scheduled Payments thereon between "principal" and "interest" based upon each such Lease's Implicit Interest Rate.

"Corporate Trust Office" means the office of the Indenture Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Agreement is located at 209 South LaSalle Street, Suite 300, Chicago, Illinois, 60604, Attention: Caterpillar Financial Asset Trust 2007-A, except that for purposes of Section 3.02 of the Indenture, such term shall mean the office or agency of the Indenture Trustee in the Borough of Manhattan in the City of New York which office at the date hereof is located at 100

Wall Street, Suite 1600, New York, New York 10005; or at such other address as the Indenture Trustee may designate from time to time by notice to the Noteholders, the Servicer, the Owner Trustee and the Depositor, or the principal corporate trust office of any successor Indenture Trustee (the address of which the successor Indenture Trustee will notify the Noteholders, the Servicer, the Owner Trustee and the Depositor); provided that for purposes of Section 3.02 of the Indenture, the address of any such office shall be in the Borough of Manhattan in the City of New York.

"Cross-Collateralized Equipment" means, with respect to any Contract, an item of machinery or equipment, other than the related Financed Equipment, which also secures an Obligor's indebtedness or obligations under the respective Receivable in addition to the related Financed Equipment.

"Cumulative Realized Losses" means, with respect to any Collection Period, the percentage equivalent of a fraction equal to all Realized Losses during the period since the Cut-off Date through the end of such Collection Period divided by the Initial Pool Balance.

"Cut-off Date" means September 1, 2007.

"Dealer" means each Caterpillar dealer who sold an item of Financed Equipment relating to a Receivable.

"Dealer Receivable" means a Receivable originated by a Dealer and acquired by CFSC from such Dealer.

"Depositor" means Caterpillar Financial Funding Corporation, a Nevada corporation, and its successors in interest to the extent permitted hereunder.

"Determination Date" means, with respect to any Distribution Date, the fifth Business Day prior to such Distribution Date.

"Discount Factor" means 8.013% per annum.

"Distribution Date" means the 25th day of each calendar month or, if such day is not a Business Day, the immediately following Business Day, commencing on October 25, 2007.

"Eligible Institution" means (a) the corporate trust department of the Indenture Trustee, the Owner Trustee, The Bank of New York (Delaware), as long as it is paying agent under the Trust Agreement or U.S. Bank National Association, so long as it is a paying agent under the Indenture, or (b) a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank) (i)(A) which has either (1) a long-term unsecured debt rating of "AAA" or better by Standard & Poor's and "Aaa" or better by Moody's or (2) a short-term unsecured debt rating or a certificate of deposit rating of "A-1+" by Standard & Poor's and "Prime-1" or better by Moody's, or any other long-term, short-term or certificate of deposit rating acceptable to the Rating Agencies and (B) whose deposits-are insured by the FDIC or (ii)(A) the parent of which has a long-term or short-term unsecured debt rating acceptable to the Rating Agencies and (B) whose deposits are insured by the FDIC. If so qualified, the Indenture Trustee, the Owner

Trustee, The Bank of New York (Delaware) or U.S. Bank National Association may be considered an Eligible Institution for the purposes of clause (b) of this definition.

"Eligible Investments" mean the following (other than any issued by CFSC, the holder of the Certificates or any of their respective Affiliates):

(a)   direct obligations of, and obligations fully guaranteed as to timely payment by, the United States of America;

(b)   demand deposits, time deposits or certificates of deposit of any depository institution incorporated under the laws of the United States of America or any state thereof (or any domestic branch of a foreign bank) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a Person other than such depository institution) thereof shall have a credit rating from each Rating Agency in the highest investment category granted thereby;

(c)   commercial paper having, at the time of the investment or contractual commitment to invest therein, a rating from each Rating Agency in the highest investment category granted thereby;

(d)   investments in money market funds having a rating from each Rating Agency in the highest investment category granted thereby (including any such funds for which the Indenture Trustee or the Owner Trustee or any of their respective Affiliates is investment manager or advisor);

(e)   investments in common trust funds having a rating from each Rating Agency in the highest investment category granted thereby maintained and operated by Eligible Institutions (including the Indenture Trustee or the Owner Trustee);

(f)   bankers' acceptances issued by any depository institution or trust company referred to in clause (b) above;

(g)   repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the United States of America, in either case entered into with (i) a depository institution (acting as principal) described in clause (b) or (ii) a depository institution the deposits of which are insured by FDIC; or

(h)   any other investment that is permitted by each of the Rating Agencies.

"Eligible Securities Account" means either (a) a segregated account with an Eligible Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as such depository institution shall have a senior unsecured rating of at least investment grade from each Rating Agency in one of its generic rating categories.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"FDIC" means the Federal Deposit Insurance Corporation, and its successors.

"Final Scheduled Distribution Date" means any of the Class A-1 Note Final Scheduled Distribution Date, the Class A-2 Note Final Scheduled Distribution Date, the Class A-3 Note Final Scheduled Distribution Date or the Class B Note Final Scheduled Distribution Date.

"Financed Equipment" means an item of machinery or equipment, together with all accessions thereto, which was purchased or refinanced, in the case of an Installment Sales Contract or leased, in the case of a Lease, by an Obligor pursuant to the terms of the related Contract, and in either case which secures such related Obligor's indebtedness or obligations under the respective Receivable.

"First Priority Principal Distribution Amount" means, with respect to any Distribution Date, an amount, not less than zero, equal to the excess, if any, of (i) the Outstanding Principal Amount of all Class A Notes as of the preceding Distribution Date (after giving effect to any principal payments made on the Class A Notes on such preceding Distribution Date) over (ii) the Note Value at the end of the Collection Period preceding such Distribution Date; provided, however, that the First Priority Principal Distribution Amount shall not be less than the aggregate of (i) on and after the Class A-1 Note Final Scheduled Distribution Date, the amount that is necessary to reduce the Outstanding Principal Amount of the Class A-1 Notes to zero, (ii) on and after the Class A-2 Note Final Scheduled Distribution Date, the amount that is necessary to reduce the Outstanding Principal Amount of the Class A-2 Notes to zero and (iii) on and after the Class A-3 Note Final Scheduled Distribution Date, the amount that is necessary to reduce the Outstanding Principal Amount of the Class A-3 Notes to zero.

"Governmental Authority" means the United States of America, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Holder" or "Noteholder" has the meaning specified in the Indenture.

"Implicit Interest Rate" means with respect to any Receivable related to a Lease, the rate set forth with respect to such Receivable on the Schedule of Receivables.

"Indenture" means the Indenture, dated as of September 1, 2007, between the Issuing Entity and the Indenture Trustee, as the same may be amended, modified or supplemented from time to time.

"Indenture Trustee" means U.S. Bank National Association, a national banking association, in its capacity as indenture trustee under the Indenture, its successors in interest and any successor indenture trustee under the Indenture.

"Initial Note Value" means the Note Value as of the Cut-off Date, which is $659,848,257.

"Initial Pool Balance" means the Pool Balance as of the Cut-off Date, which is $662,424,010.

"Initial Swap Counterparty" means, Merrill Lynch Capital Services, Inc., as Party A under the Initial Interest Rate Swap Agreement.

"Initial Interest Rate Swap Agreement" means the ISDA Master Agreement (1992 Multicurrency-Cross Border), dated as of the Closing Date, between the Initial Swap Counterparty and the Issuing Entity, the Schedule and the Credit Support Annex thereto, each dated as of the Closing Date and, the Confirmation thereto with respect to the Class A-2b Notes and the Confirmation thereto with respect to the Class A-3b Notes, each dated as of the Closing Date, and entered into pursuant to such ISDA Master Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof.

"Insolvency Event" means, with respect to a specified Person, (i) the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or any substantial part of its property in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person's affairs, and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or (ii) the commencement by such Person of a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by such Person to the entry of an order for relief in an involuntary case under any such law, or the consent by such Person to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or the making by such Person of any general assignment for the benefit of creditors, or the failure by such Person generally to pay its debts as such debts become due, or the taking of action by such Person in furtherance of any of the foregoing.

"Installment Sales Contract" means, with respect to any applicable Receivable, the related fixed rate retail installment sale contract for the purchase of machinery or equipment.

"Interest Rate Swap Agreement" means the Initial Interest Rate Swap Agreement and/or any Replacement Interest Rate Swap Agreement.

"Investment Earnings" means, with respect to any Distribution Date, the investment earnings (net of losses and investment expenses) on amounts on deposit in the Trust Accounts.

"Issuing Entity" means Caterpillar Financial Asset Trust 2007-A, a Delaware statutory trust, and its successors.

"Lease" means, with respect to any applicable Receivable, the related equipment finance lease contract.

"Lien" means a security interest, lien, charge, pledge, equity or encumbrance of any kind with respect to any Receivable other than mechanics' liens and any liens which attach to such Receivable by operation of law as a result of any act or omission by the related Obligor.

"Liquidated Receivable" means any Receivable which has been liquidated by the Servicer through the sale or other disposition of the related Financed Equipment.

"Liquidation Proceeds" means, with respect to any Liquidated Receivable, the monies collected in respect thereof, from whatever source (including the proceeds of insurance policies with respect to the related Financed Equipment or Obligor on a Liquidated Receivable), net of the sum of any amounts expended by the Servicer in connection with such liquidation and any amounts required by law or the applicable Contract to be remitted to the Obligor on such Liquidated Receivable, excluding (i) Recoveries and (ii) monies collected in respect of any Liquidated Receivable in excess of the Contract Balance therefor.

"Moody's" means Moody's Investors Service, Inc., or its successor.

"Net APR" means, with respect to any Receivable, the APR therefor less the Servicing Fee Rate.

"Net Excess Spread" means, with respect to any Distribution Date on or prior to the Distribution Date on which the amount on deposit in the Reserve Account equals the Specified Reserve Account Balance, the Total Available Amount reduced by (i) the Servicing Fee and all unpaid Servicing Fees from prior Collection Periods, (ii) the Administration Fee and all unpaid Administration Fees from prior Collection Periods, (iii) the Net Swap Payments, (iv) the Senior Swap Termination Payments, (v) the Class A Noteholders' Interest Distributable Amount, (vi) the Class B Noteholders' Interest Distributable Amount and (vii) the difference between (A) the Note Value at the end of the second preceding Collection Period, or in the case of the initial Distribution Date, the Initial Note Value, and (B) the Note Value at the end of the preceding Collection Period.

"Net Investment" with respect to a Lease, means the present value of the sum of (i) Scheduled Payments due thereunder and (ii) the residual payment amount at the end of the Lease term, discounted at the Implicit Interest Rate for such Lease.

"Net Swap Payment" means for the Interest Rate Swap Agreement, the net amount owed, if any, by the Issuing Entity to the Swap Counterparty on any Distribution Date, including any prior, unpaid Net Swap Payments and any interest accrued thereon, under the Interest Rate Swap Agreement; provided, that "Net Swap Payment" does not include any Swap Termination Payments.

"Net Swap Receipt" means, for the Interest Rate Swap Agreement, the net amount, if any, owed by the Swap Counterparty to the Issuing Entity on any Distribution Date (excluding any Swap Termination Payments) which shall be deposited into the Collection Account.

"New York UCC" means the New York Uniform Commercial Code.

"Note Register" and "Note Registrar" have the meanings specified in the Indenture.

"Note Value" means, at any time, the present value of the unpaid Scheduled Payments on the Receivables (including all lease residual payments on the Leases), discounted on a monthly basis at the Discount Factor. For purposes of calculating Note Value for any (i) delinquent

Receivable that has not had the Financed Equipment by which it is secured repossessed and which is not a Liquidated Receivable or a 180-Day Receivable, the amount of any delinquent payments will be assumed to be received in the next Collection Period and all other payments which have not yet become due will be assumed to be received as originally scheduled, (ii) Receivable that has had the Financed Equipment by which it is secured repossessed but which has not yet become a Liquidated Receivable or a 180-Day Receivable, the outstanding Contract Balance of that Receivable will be assumed to be received in the next Collection Period and it will be assumed that no other payments will be received on that Receivable, (iii) Liquidated Receivable, it will be assumed that no payments will be received on that Receivable and (iv) 180-Day Receivable, the aggregate amount of unpaid Scheduled Payments of such 180-Day Receivable will be reduced by the Write Down Amount, if any, calculated during the preceding Collection Period and all remaining Scheduled Payments will be assumed to be received as originally scheduled.

"Noteholders' Interest Distributable Amount" means, with respect to any Distribution Date, the sum of (i) the Class A Noteholders' Interest Distributable Amount and (ii) the Class B Noteholders' Interest Distributable Amount for such Distribution Date.

"Notes" means the Class A Notes and the Class B Notes, collectively.

"Obligor" on a Receivable means (i) the purchaser, co-purchasers or lessees of the Financed Equipment and (ii) any other Person, including the related Dealer, who owes payments under the Receivable.

"Officers' Certificate" means a certificate signed by (i) the chairman of the board, the president, the vice chairman of the board, the executive vice president, any vice president, a treasurer or any assistant treasurer and (ii) the controller (or chief accounting officer) or a secretary or assistant secretary, in each case of the Depositor or the Servicer, as appropriate.

"180-Day Receivable" means, as of the last day of any Collection Period, any Receivable as to which (i) a Scheduled Payment is more than 180 days past its due date, as specified in the related Contract, and (ii) the Servicer has determined its estimated value in accordance with its servicing standards.

"Opinion of Counsel" means one or more written opinions of counsel who may be an employee of or counsel to the Depositor, CFSC or the Servicer, which counsel shall be acceptable to the Indenture Trustee, the Owner Trustee or the Rating Agencies, as applicable.

"Original Contract" means with respect to each Receivable, a related Contract that satisfies the following conditions:

(a)   (i)   Such Contract states as part of its terms:

"Although multiple counterparts of this document may be signed, only the counterpart accepted, acknowledged and certified by CFSC on the signature page thereof as the original will constitute original chattel paper."; and

(ii)   CFSC has accepted, acknowledged and certified one originally executed copy or version of such Contract (and no other) by stamping on the signature page thereon the following legend and executing the same where indicated (which execution will be effected in red by use of a stamp containing a replica of an authorized signatory of CFSC):

> ACCEPTED, ACKNOWLEDGED AND CERTIFIED BY CATERPILLAR FINANCIAL SERVICES CORPORATION AS THE ORIGINAL.
> By: _____
> Title: _____; or

(b)   Such Contract is in "snap-set" or other form for which only one original may be produced.

(c)   The Contract is a Dealer Receivable and the Dealer has represented and warranted to CFSC that such Contract is the original and only contract executed in connection with the related Financed Equipment.

"Outstanding" has the meaning specified in the Indenture.

"Outstanding Principal Amount" means the aggregate principal amount of all Notes, or a Class of Notes, as applicable, Outstanding at the date of determination.

"Over 60-day Delinquency Percentage" means, for any Distribution Date, the percentage equivalent of a fraction equal to the aggregate Contract Balance of all Receivables for which a Scheduled Payment was more than 60 days past its related due date (as specified in the related Contract) as of the end of the preceding Collection Period, divided by the Pool Balance on such Distribution Date.

"Owner Trust Estate" has the meaning specified in the Trust Agreement.

"Owner Trustee" means The Bank of New York (Delaware), a Delaware banking corporation, in its capacity as owner trustee under the Trust Agreement, its successors in interest and any successor Owner Trustee under the Trust Agreement.

"Pool Balance" means, at any time, the aggregate of the Contract Balances of the Receivables at the end of the preceding Collection Period, after giving effect to (i) all payments received from Obligors and Purchase Amounts remitted by CFSC, the Depositor or the Servicer, as the case may be, for such Collection Period, (ii) Liquidation Proceeds received with respect to any Liquidated Receivables received during such Collection Period and (iii) all Realized Losses on Liquidated Receivables and 180 Day Receivables for that Collection Period.

"Pool Factor" means 1.0000000 as of the Cut-off Date and, as of the close of business on the last day of a Collection Period thereafter means a seven digit decimal figure equal to the Pool Balance as of such date divided by the Initial Pool Balance.

"Principal Distribution Account" means the administrative subaccount within the Collection Account established by the Indenture Trustee pursuant to Section 5.01(a)(i).

"Principal Distribution Amount" means, with respect to any Distribution Date, the sum of the First Priority Principal Distribution Amount and the Regular Principal Distribution Amount for such Distribution Date.

"Purchase Agreement" means the Purchase Agreement, dated as of September 1, 2007, between the Depositor and CFSC, as the same may be amended, modified or supplemented from time to time.

"Purchase Amount" means, with respect to an Installment Sales Contract or a Lease, the Contract Balance calculated as of the close of business on the last day of a Collection Period, required to prepay in full the respective Receivable under the terms thereof, in each case plus interest at the related APR to the end of the month during which the Installment Sales Contract or Lease became a Purchased Receivable.

"Purchased Receivable" means a Receivable (i) purchased as of the close of business on the last day of a Collection Period by the Servicer pursuant to Section 4.07, (ii) repurchased as of the last day of a Collection Period by the Depositor or CSFC pursuant to Section 3.02, or (iii) purchased by the Servicer pursuant to Section 9.01.

"Rating Agencies" means Moody's and Standard & Poor's. If no such organization or successor is in existence, "Rating Agency" shall be a nationally recognized statistical rating organization or other comparable Person designated by the Depositor, notice of which designation shall be given to the Indenture Trustee, the Owner Trustee and the Servicer.

"Rating Agency Condition" means, with respect to any action, that each Rating Agency shall have been given 10 days' (or such shorter period as is acceptable to each Rating Agency) prior notice thereof and that each Rating Agency shall have notified the Depositor, the Servicer, the Owner Trustee and the Indenture Trustee in writing that such action will not result in a reduction or withdrawal of the then current rating of any Class of Notes.

"Realized Loss" means, for any Distribution Date, the sum of (i) with respect to any Receivable that became a Liquidated Receivable during the related Collection Period, the excess, if any, of (a) the Contract Balance of such Liquidated Receivable minus the Write Down Amount for such Receivable, if any, over (b) the Liquidation Proceeds for that Liquidated Receivable for that Collection Period to the extent allocable to principal and (ii) the Write Down Amount, if any, calculated during the related Collection Period, with respect to each 180-Day Receivable.

"Receivable" means any Contract listed on the Schedule of Receivables.

"Receivable File" means (a) with respect to each Receivable (other than a Dealer Receivable), the Original Contract related to such Receivable and (b) with respect to each Dealer Receivable, the Original Contract related to such Receivable and any documents used to assign such Dealer Receivable and the related Dealer's security interest in the related Transaction Equipment to CFSC.

"Recoveries" means, with respect to any Liquidated Receivable, (a) monies collected in respect thereof, from whatever source, but after (i) such Receivable became a Liquidated Receivable and (ii) the proceeds from the sale or other disposition of the related Financed Equipment have been received by the Servicer for deposit in the Collection Account, net of (b) the sum of any amounts expended by the Servicer for the account of the Obligor and any amounts required by law or the applicable Contract to be remitted to the Obligor.

"Regular Principal Distribution Amount" means, with respect to any Distribution Date, an amount, not less than zero, equal to (i) the excess of (A) the sum of the Outstanding Principal Amount of all Notes as of the preceding Distribution Date (after giving effect to any principal payments made on the Notes on such preceding Distribution Date) over (B) the Note Value at the end of the Collection Period preceding such Distribution Date, minus (ii) the First Priority Principal Distribution Amount for such Distribution Date; *provided*, *however*, that on and after the Class B Note Final Scheduled Distribution Date, the Regular Principal Distribution Amount shall not be less than the amount that is necessary to reduce the Outstanding Principal Amount of the Class B Notes to zero.

"Regulation AB" means Subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Replacement Swap Counterparty" means, any Swap Counterparty under a Replacement Interest Rate Swap Agreement that satisfies the conditions set forth in the Interest Rate Swap Agreement.

"Replacement Interest Rate Swap Agreement" means any ISDA Master Agreement, dated after the Closing Date, between a Swap Counterparty that on the date of such Replacement Interest Rate Swap Agreement is an "Eligible Replacement" as defined in the Initial Interest Rate Swap Agreement and the Issuing Entity, the Schedule and Credit Support Annex thereto, each dated after the Closing Date, and the Confirmations thereto, each dated after the Closing Date, and entered into pursuant to such ISDA Master Agreement, and pursuant to the conditions set forth in the Initial Interest Rate Swap Agreement in connection with the termination of the Initial Interest Rate Swap Agreement or a Transaction (as defined therein) thereunder, as the same may be amended or supplemented from time to time in accordance with the terms thereof.

"Reserve Account" means the account designated as such, established and maintained pursuant to Section 5.01(a)(ii).

"Reserve Account Initial Deposit" means the initial deposit to the Reserve Account by the Issuing Entity on the Closing Date of $8,248,103.

"Schedule of Receivables" means the schedule of Receivables (which schedule may be in the form of microfiche) attached as Schedule A.

"Scheduled Payment" on a Receivable means the scheduled periodic payment required to be made by the Obligor.

"Securities" means, collectively, the Notes and the Certificate.

"Securities Act" means the Securities Act of 1933, as amended.

"Securities Intermediary" has the meaning specified in Section 5.01(c)(ii)(B) and initially means U.S. Bank National Association.

"Senior Swap Termination Payment" means any Swap Termination Payment payable by the Issuing Entity to the Swap Counterparty under the Interest Rate Swap Agreement on any Distribution Date relating to an early termination of a Transaction (as defined therein) under the Interest Rate Swap Agreement following (i) a Swap Event of Default or a Swap Termination Event arising under the Interest Rate Swap Agreement for which the Swap Counterparty is not the "Defaulting Party" or sole "Affected Party" or (ii) a Swap Termination Event (consisting of "Illegality" or "Tax Event") arising under the Interest Rate Swap Agreement. (The terms "Defaulting Party," "Affected Party," "Illegality" and "Tax Event" each has the meaning set forth in the Interest Rate Swap Agreement).

"Servicer" means CFSC, as the servicer of the Receivables, and each successor to CFSC (in the same capacity) pursuant to Section 7.03 or 8.02.

"Servicer Default" means an event specified in Section 8.01.

"Servicer Report" means an Officers' Certificate of the Servicer delivered pursuant to Section 4.09, substantially in the form of Schedule C or in such other form that is acceptable to the Indenture Trustee, the Owner Trustee and the Servicer.

"Servicing Fee" means the fee payable to the Servicer for services rendered during the respective Collection Period, determined pursuant to Section 4.08.

"Servicing Fee Rate" means 1.0% per annum.

"Specified Reserve Account Balance" means, with respect to any Distribution Date, an amount equal to the lesser of (i) the Outstanding Principal Amount of the Notes and (ii) 1.80% of the Initial Note Value; provided, however, that the percentage specified in clause (ii) of this definition of Specified Reserve Account Balance may be reduced as follows:

- if on the Distribution Date in March, 2009, (i) Cumulative Realized Losses for the related Collection Period are less than 0.65% and (ii) the Three Month Rolling Over 60-Day Delinquency Percentage for such Distribution Date is less than 5.00%, the percentage specified in clause (ii) of this definition of Specified Reserve Account Balance will be 1.40% for the March, 2009 Distribution Date and each subsequent Distribution Date, subject to any further reduction in accordance with the terms of this definition;

- if on the Distribution Date in September, 2009, (i) the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance is 1.80%, (ii) Cumulative Realized Losses for the related Collection Period are less than 1.00% and (iii) the Three Month Rolling Over 60-Day Delinquency Percentage for such Distribution Date is less than 6.00%, the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance will be reduced by 0.80% for the September, 2009 Distribution Date and each subsequent Distribution Date;

- if on the Distribution Date in September, 2009, (i) the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance is 1.40%, (ii) Cumulative Realized Losses for the related Collection Period are less than 1.00% and (iii) the Three Month Rolling Over 60-Day Delinquency Percentage for such Distribution Date is less than 6.00%, the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance will be reduced by 0.40% for the September, 2009 Distribution Date and each subsequent Distribution Date; and

- if on the Distribution Date in March, 2010, (i) the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance is 1.40% or greater, (ii) Cumulative Realized Losses for the related Collection Period are less than 1.20% and (iii) the Three Month Rolling Over 60-Day Delinquency Percentage for such Distribution Date is less than 7.00%, the percentage then specified in clause (ii) of this definition of Specified Reserve Account Balance will be reduced by 0.40% for the March, 2010 Distribution Date and each subsequent Distribution Date.

provided, further, that on and after the date on which the Depositor eliminates the Reserve Account in accordance with the provisions of Section 5.06(e), the Specified Reserve Account Balance shall be zero.

"Standard & Poor's" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or its successors.

"Subordinated Swap Termination Payment" means any Swap Termination Payment owed by the Issuing Entity to the Swap Counterparty under the Interest Rate Swap Agreement other than a Senior Swap Termination Payment.

"Swap Counterparty" means (i) the Initial Swap Counterparty and (ii) a Person that is not an Affiliate of the Issuing Entity, as swap counterparty under the Interest Rate Swap Agreement, or any successor or replacement swap counterparty thereunder from time to time.

"Swap Termination Payment" means any payment due to the Swap Counterparty by the Issuing Entity or to the Issuing Entity by the Swap Counterparty, including interest that may accrue thereon, under the Interest Rate Swap Agreement due to a termination of a Transaction (as defined therein) under the Interest Rate Swap Agreement due to a Swap Event of Default or a Swap Termination Event.

"Three Month Rolling Over 60-Day Delinquency Percentage" means, for any Distribution Date, the average of the Over 60-day Delinquency Percentages for that Distribution Date and the two immediately preceding Distribution Dates.

"Total Available Amount" means, for each Distribution Date, the sum of the aggregate collections in respect of Receivables (including any Liquidation Proceeds, any Purchase Amounts paid by the Depositor, CFSC or the Servicer and any amounts received from Dealers with respect to Receivables) received during the related Collection Period, Investment Earnings on the Trust Accounts during such Collection Period and any Net Swap Receipt for such Distribution Date but shall not include any payments or proceeds (including any Liquidation Proceeds and any amounts received from Dealers with respect to Receivables) of (i) any Receivables the Purchase Amount of which has been included in the Total Available Amount in a prior Collection Period, (ii) any Liquidated Receivable after and to the extent of the reassignment of such Liquidated Receivable by the Trust to the Depositor in accordance with Section 4.02 and (iii) any Additional Servicing Compensation.

"Total Distribution Amount" means, with respect to any Distribution Date, the sum of (i) the Total Available Amount for such Distribution Date and (ii) the amount, if any withdrawn from the Reserve Account and deposited into the Collection Account on such Distribution Date pursuant to Section 5.06(b) on such Distribution Date.

"Total Required Payment" means, for each Distribution Date, the amounts payable pursuant to Section 5.05(b)(i) through 5.05(b)(vii).

"Transaction Equipment" means, collectively, the Financed Equipment and, if applicable, the Cross-Collateralized Equipment.

"Transfer Date" means, with respect to any Distribution Date, the Business Day preceding such Distribution Date.

"Trust" means the Issuing Entity.

"Trust Account Property" means the Trust Accounts, all investment property, instruments, money and other property credited to or on deposit in any Trust Account from time to time, including the Reserve Account Initial Deposit, and all proceeds of the foregoing.

"Trust Accounts" has the meaning specified in Section 5.01(b).

"Trust Agreement" means the Amended and Restated Trust Agreement, dated as of September 27, 2007, between the Depositor and the Owner Trustee, as the same may be amended, modified or supplemented from time to time.

"Trust Officer" means, in the case of (a) the Indenture Trustee, any officer within the Corporate Trust Office of the Indenture Trustee, including any Vice President, Assistant Vice President, Trust Officer, Secretary, Assistant Secretary or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular matter, any other officer to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject, and (b) the Owner Trustee, any officer in the Corporate Trustee Administration Department of the Owner Trustee with direct responsibility for the administration of the Trust Agreement and the Basic Documents on behalf of the Owner Trustee.

"Write Down Amount" means, for any 180-Day Receivable, the excess of (i) the Contract Balance of such 180-Day Receivable as of the last day of the Collection Period during which a Scheduled Payment on such Receivable became more than 180 days past its due date, as specified in the related Contract, over (ii) the estimated value of the Receivable, as determined by the Servicer in accordance with its servicing standards, to the extent allocable to principal in the same manner as a payment in such amount would be.

SECTION 1.02.   Other Definitional Provisions.

(a)   Capitalized terms used herein and not otherwise defined herein have the meanings assigned to them in the Indenture.

(b)   All terms defined in this Agreement shall have the meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(c)   As used in this Agreement and in any document made or delivered pursuant hereto, accounting terms not defined in this Agreement or in any such other document, and accounting terms partly defined in this Agreement or in any such other document to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles. To the extent that the definitions of accounting terms in this Agreement or in any such other document are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Agreement or in any such other document shall control.

(d)   The words "hereof," "herein," "hereunder," and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; Section, Schedule and Exhibit references contained in this Agreement are references to Sections, Schedules and Exhibits in or to this Agreement unless otherwise specified; the term "including" shall mean "including without limitation"; and the term "or" is not exclusive. Terms used herein that are defined in the New York UCC and not otherwise defined herein shall have the meanings set forth in the New York UCC, unless the contract requires otherwise.

(e)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

ARTICLE II

CONVEYANCE OF RECEIVABLES

SECTION 2.01.   Conveyance of Receivables. In consideration of the Issuing Entity's delivery to or upon the order of the Depositor of (i) Class A-1 Notes with an aggregate Outstanding Principal Amount of $150,000,000, (ii) Class A-2a Notes with an aggregate Outstanding Principal Amount of $75,000,000, (iii) Class A-2b Notes with an aggregate Outstanding Principal Amount of $126,000,000, (iv) Class A-3a Notes with an aggregate

Outstanding Principal Amount of $134,050,000, (v) Class A-3b Notes with an aggregate Outstanding Principal Amount of $155,000,000, (vi) Class B Notes with an aggregate Outstanding Principal Amount of $19,798,000 and (vii) the Certificates representing an undivided beneficial interest in the Issuing Entity, the Depositor does hereby sell, transfer, assign, set over and otherwise convey to the Issuing Entity, without recourse (subject to the obligations herein), all right, title and interest, whether now owned or hereafter acquired, of the Depositor in and to the following:

       (a)   the Receivables, and all monies (including accrued interest) due thereunder on or after the Cut-off Date;

       (b)   the Trust Account Property;

       (c)   the security interests in the Transaction Equipment granted by Obligors pursuant to the Receivables, the Transaction Equipment, and all Liquidation Proceeds;

       (d)   all proceeds of repossessed or returned Transaction Equipment;

       (e)   all proceeds with respect to the Receivables from claims on any physical damage, credit life, liability or disability insurance policies covering Financed Equipment or Obligors, as the case may be;

       (f)   the Purchase Agreement, including the right of the Depositor to cause CFSC to repurchase Receivables from the Depositor as provided therein;

       (g)   all proceeds from recourse to, or other payments by, Dealers on Receivables;

       (h)   cash in the amount of the Reserve Account Initial Deposit; and

       (i)   the proceeds of any and all of the foregoing.

It is the express intent of the parties hereto that the conveyance of the Receivables and the other property described above by the Depositor to the Issuing Entity as provided in this Agreement be, and be construed as, a sale of the Receivables and the other property described above by the Depositor to the Issuing Entity. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Receivables or the other property described above by the Depositor to the Issuing Entity to secure a debt or other obligation of the Depositor. However, in the event, notwithstanding the intent of the parties, the Receivables or the other property described above are held to be property of the Depositor, or if for any reason this Agreement is held or deemed to create a security interest in the Receivables or the other property described above then, (a) this Agreement shall be a security agreement within the meaning of Article 9 of the New York UCC and (b) the Depositor hereby grants to the Issuing Entity a security interest in all of the Depositor's right, title, and interest, whether now owned or hereafter acquired, in and to the property described in clauses (a) through (i) above, as security for the obligations of the Depositor hereunder. In connection herewith, the Issuing Entity (or its assignee) shall have all of the rights and remedies of a secured party under the UCC.

Any assignment of the interest of the Issuing Entity pursuant to this Section 2.01 shall also be an assignment of the security interest created hereby. Each of the Depositor and the Issuing Entity shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement creates a security interest in the Receivables, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of the Agreement.

SECTION 2.02.   Closing.

The conveyance of the Receivables and the other property described in Section 2.01 shall take place on the Closing Date, simultaneously with the closing of the transactions contemplated by the Purchase Agreement, the underwriting agreements relating to the Notes and the other Basic Documents. Upon the delivery to or upon the order of the Depositor of the Notes and the Certificate, the ownership of each Receivable and the contents of the related Receivable File is vested in the Issuing Entity, subject only to the lien of the Indenture.

SECTION 2.03.   Books and Records.

The transfer of each Receivable shall be reflected on the Depositor's balance sheets and other financial statements prepared in accordance with generally accepted accounting principles as a transfer of assets by the Depositor to the Issuing Entity. The Depositor shall be responsible for maintaining, and shall maintain, a complete and accurate set of books and records and computer files for each Receivable which shall be clearly marked to reflect the ownership of each Receivable by the Issuing Entity.

ARTICLE III

THE RECEIVABLES

SECTION 3.01.   Representations and Warranties of Depositor. The Depositor hereby makes the following representations and warranties as to the Receivables on which the Issuing Entity is deemed to have relied in acquiring the Receivables. Such representations and warranties speak as of the execution and delivery of this Agreement, but shall survive the sale, transfer and assignment of the Receivables to the Issuing Entity and the grant of a security interest therein to the Indenture Trustee pursuant to the Indenture.

(a)   Title. It is the intention of the Depositor that the transfer and assignment herein contemplated constitute a sale of the Receivables from the Depositor to the Issuing Entity and that the beneficial interest in and title to such Receivables not be part of the debtor's estate in the event of the filing of a bankruptcy petition by or against the Depositor under any bankruptcy law. No Receivable has been sold, transferred, assigned or pledged by the Depositor to any Person other than the Issuing Entity. Immediately prior to the transfer and assignment herein contemplated, the Depositor owns and has good and marketable title to the Receivables free and clear of any Lien, claim or encumbrance of any Person and, immediately upon the transfer thereof, the Issuing Entity shall have good and marketable title to each such Receivable, free and clear of all Liens and rights of others; and the transfer has been perfected under the UCC.

(b)   Priority. Other than the security interest granted to the Issuing Entity pursuant to this Agreement, the Depositor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Receivables. The Depositor has not authorized the filing of and is not aware of any financing statement against the Depositor that includes a description of collateral covering the Receivables other than any financing statement relating to the security interest granted to the Issuing Entity hereunder or that has been terminated. The Depositor is not aware of any judgment or tax lien filings against the Depositor. None of the Contracts that constitute or evidence the Receivables has any mark or notation indicating that it has been pledged, assigned or otherwise conveyed by the Depositor to any Person other than the Issuing Entity or the Indenture Trustee.

(c)   Security Interest. This Agreement creates a valid and continuing security interest (as defined in the UCC) in the Receivables and the proceeds thereof in favor of the Issuing Entity, which security interest is prior to all other Liens, and is enforceable as such against creditors of and purchasers from the Depositor.

(d)   Characterization of Receivables. The Receivables constitute "tangible chattel paper" within the meaning of the UCC.

(e)   All Actions Taken. On the Closing Date all original executed copies of each Contract that constitute or evidence the Receivables shall be deemed to have been delivered to the Servicer, in its capacity as custodian, for all purposes hereunder. The Depositor has caused or will have caused, within 10 days of the Closing Date, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdiction under applicable law in order to perfect the security interest in the Receivables granted to the Issuing Entity hereunder. All actions necessary in any jurisdiction to be taken to give (i) the Issuing Entity a first priority perfected ownership or security interest in the Receivables (exclusive of Receivables for which a governmental entity is the Obligor) and (ii) the Indenture Trustee a first priority perfected security interest therein (including UCC filings with the Nevada Secretary of State) have been taken or will be taken within 10 days of the Closing Date.

(f)   Possession of Receivable Files. All of the Receivable Files have been or will be delivered to the Servicer as custodian on or prior to the Closing Date.

(g)   Perfection of Security Interest in Financed Equipment. The Depositor has taken all steps necessary to perfect its security interest against the Obligors in the property securing the Contracts.

(h)   No Consents Required. All approvals, authorizations, consents, orders or other actions of any Person or of any Governmental Authority required in connection with the execution and delivery by the Depositor of this Agreement or any other Basic Document, the performance by the Depositor of the transactions contemplated by this Agreement or any other Basic Document and the fulfillment by the Depositor of the terms hereof or thereof, have been obtained or have been completed and are in full force and effect (other than approvals, authorizations, consents, orders or other actions which if not obtained or completed or in full force and effect would not have a material adverse effect on the Depositor or the Issuing Entity or upon the collectability of any Receivable or upon the ability of the Depositor to perform its obligations under this Agreement).

SECTION 3.02.   Repurchase by Depositor or CFSC Upon Breach.

(a)   The Depositor, the Servicer or the Owner Trustee, as the case may be, shall inform the other parties to this Agreement, CFSC and the Indenture Trustee promptly, in writing, upon the discovery of any breach of the Depositor's representations and warranties made pursuant to Section 3.01 or any breach of CFSC's representations and warranties made pursuant to Section 3.02(b) of the Purchase Agreement. Unless any such breach shall have been cured by the last day of the second month following the month of the discovery thereof by the Depositor or receipt by the Depositor of written notice from the Owner Trustee or the Servicer of such breach, the Depositor shall be obligated, and, if necessary, the Depositor or the Owner Trustee shall enforce the obligation of CFSC, if any, under Section 6.02(a)(i) of the Purchase Agreement, to repurchase any Receivable materially and adversely affected by any such breach as of such last day (or, at the Depositor's option, as of the last day of the first month following the month of the discovery).

(b)   In consideration of the repurchase of the Receivable, the Depositor shall remit the Purchase Amount with respect to such Receivable in the manner specified in Section 5.04; provided, however, that the obligation of the Depositor to repurchase any Receivable arising solely as a result of a breach of CFSC's representations and warranties pursuant to Section 3.02(b) of the Purchase Agreement is subject to the receipt by the Depositor of the Purchase Amount from CFSC. Subject to the provisions of Section 6.02, the sole remedy of the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Noteholders or the Certificateholders with respect to a breach of representations and warranties pursuant to Section 3.01, Section 3.02(b) of the Purchase Agreement and the agreement contained in this Section shall be to require the Depositor to repurchase Receivables pursuant to this Section, subject to the conditions contained herein, or to enforce CFSC's obligation, if any, to the Depositor to repurchase such Receivables pursuant to the Purchase Agreement. The Owner Trustee shall have no duty to conduct any affirmative investigation as to the occurrence of any condition requiring the repurchase of any Receivable pursuant to this Section.

SECTION 3.03.   Custody of Receivable Files. To assure uniform quality in servicing the Receivables and to reduce administrative costs, the Depositor and the Issuing Entity, as their interests may appear, hereby revocably appoint the Servicer, and the Servicer hereby accepts such appointment, to act for the benefit of the Issuing Entity and the Indenture Trustee as custodian of the documents described in the definition of Receivable File, which are hereby constructively delivered to the Indenture Trustee, as pledgee of the Issuing Entity.

SECTION 3.04.   Duties of Servicer.

(a)   Receivable Files. The Servicer, in its capacity as custodian, shall hold the Receivable Files for the benefit of the Issuing Entity and the Indenture Trustee and maintain such accurate and complete accounts, records and computer systems pertaining to each Receivable File as shall enable itself and the Issuing Entity to comply with this Agreement. The Depositor will cause the Servicer, in its capacity as custodian, to deliver a written acknowledgment that the

Servicer, in its capacity as custodian, is holding the Receivable Files solely on behalf and for the benefit of the Issuing Entity and the Indenture Trustee. In performing its duties as custodian, the Servicer shall act with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to the receivable files relating to all comparable receivables that the Servicer services for itself or others. The Servicer shall conduct, or cause to be conducted, periodic audits of the related accounts, records and computer systems, in such a manner as shall enable the Issuing Entity or the Indenture Trustee to verify the accuracy of the Servicer's record keeping. The Servicer shall promptly report to the Issuing Entity and the Indenture Trustee any failure on its part to hold the Receivable Files or maintain its accounts, records and computer systems as herein provided and promptly take appropriate action to remedy any such failure. Nothing herein shall be deemed to require an initial review or any periodic review by the Issuing Entity, the Owner Trustee or the Indenture Trustee of the Receivable Files.

(b)   Maintenance of and Access to Records. The Servicer shall maintain each Receivable File at its office located at 2120 West End Avenue, Nashville, Tennessee 37203, or at such other offices in the State of Tennessee as the Servicer shall designate from time to time after giving the Issuing Entity, the Depositor, each Rating Agency and the Indenture Trustee prior written notice. The Servicer shall notify the Owner Trustee and the Indenture Trustee of any change in the location of its principal place of business in writing not later than 90 days after any such change. The Servicer shall make available to the Owner Trustee and the Indenture Trustee, or their respective duly authorized representatives, attorneys or auditors, a list of locations of the Receivable Files and the related accounts, records and computer systems maintained by the Servicer at such times as the Owner Trustee or the Indenture Trustee shall instruct. The Indenture Trustee shall have access to such accounts, records and computer systems.

(c)   Safekeeping. The Servicer shall hold, or cause to be held, on behalf of the Issuing Entity (i) all file stamped copies of UCC financing statements evidencing the security interest of the Issuing Entity in Transaction Equipment and (ii) the Receivable Files and any other documents that CFSC or the Depositor shall keep on file, in accordance with its customary procedures, relating to a Receivable, an Obligor or Transaction Equipment, and shall maintain such accurate and complete records pertaining to each Receivable as shall enable the Issuing Entity to comply with this Agreement. Upon instruction from the Indenture Trustee, the Servicer shall release any such UCC filing or other document to the Indenture Trustee, the Indenture Trustee's agent, or the Indenture Trustee's designee, as the case may be, at such place or places as the Indenture Trustee may designate, as soon as practicable.

(d)   Indemnification. The Servicer, as custodian, shall indemnify the Issuing Entity, the Owner Trustee and the Indenture Trustee for any and all liabilities, obligations, losses, damages, payments, costs, or expenses of any kind whatsoever that may be imposed on, incurred or asserted against the Issuing Entity, the Owner Trustee or the Indenture Trustee as the result of any act or omission in any way relating to the maintenance and custody by the Servicer, as custodian, of the Receivable Files; provided, however, that the Servicer shall not be liable for any portion of any such amount resulting from the willful misfeasance, bad faith or negligence of the Issuing Entity, the Owner Trustee or the Indenture Trustee.

(e)   Term of Appointment as Custodian. The Servicer's appointment as custodian shall continue in full force and effect until terminated pursuant to this Section 3.04(e) or until this Agreement shall be terminated. If the Servicer shall resign as Servicer under Section 7.05 or if all of the rights and obligations of the Servicer shall have been terminated under Section 8.01, the appointment of the Servicer as custodian may be terminated by the Indenture Trustee or by the Holders of Class A Notes evidencing not less than 25% of the Outstanding Principal Amount of such Notes, or if no Class A Notes are Outstanding, the Holders of Class B Notes evidencing not less than 25% of the Outstanding Principal Amount of such Notes, or if no Notes are Outstanding, either the Owner Trustee or the Certificateholders, in the same manner as the Indenture Trustee or such Holders may terminate the rights and obligations of the Servicer under Section 8.01. As soon as practicable after any termination of such appointment, the Servicer shall, at its expense, deliver and/or electronically communicate the Receivable Files to the Issuing Entity or the Issuing Entity's agent at such place or places as the Issuing Entity may reasonably designate. Notwithstanding the termination of the Servicer as custodian, the Issuing Entity agrees that upon any such termination, the Issuing Entity shall provide, or cause its agent to provide, access to the Receivable Files to the Servicer for the purpose of carrying out its duties and responsibilities with respect to the servicing of the Receivables hereunder.

ARTICLE IV

ADMINISTRATION AND SERVICING OF RECEIVABLES

SECTION 4.01.   Duties of Servicer. The Issuing Entity hereby engages the Servicer and the Servicer hereby agrees to manage, service, administer and make collections on the Receivables (other than Purchased Receivables) with reasonable care, using that degree of skill and attention that the Servicer exercises with respect to all comparable receivables that it services for itself or others. The Servicer's duties shall include calculating, billing, collection and posting of all payments, responding to inquiries of Obligors on such Receivables, investigating delinquencies, reporting tax information to Obligors (to the extent required under the related Contracts), accounting for collections, and furnishing servicer reports to the Owner Trustee and the Indenture Trustee with respect to distributions. Subject to the provisions of Section 4.02, the Servicer shall follow its customary standards, policies and procedures in performing its duties as Servicer. Without limiting the generality of the foregoing, the Servicer is authorized and empowered to execute and deliver, on behalf of itself, the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Certificateholders and the Noteholders or any of them, any and all instruments of satisfaction or cancellation, or partial or full release or discharge, and all other comparable instruments, with respect to such Receivables or to the Transaction Equipment securing such Receivables. If the Servicer shall commence a legal proceeding to enforce a Receivable, the Issuing Entity (in the case of a Receivable other than a Purchased Receivable) shall thereupon be deemed to have automatically assigned, solely for the purpose of collection, such Receivable to the Servicer. If in any enforcement suit or legal proceeding it shall be held that the Servicer may not enforce a Receivable on the ground that it shall not be a real party in interest or a holder entitled to enforce such Receivable, the Owner Trustee shall, at the Servicer's expense and direction, take steps to enforce such Receivable, including bringing suit in its name or the name of the Issuing Entity, the Indenture Trustee, the Certificateholders or the Noteholders. The Owner Trustee shall, upon the written request of the Servicer, furnish the

Servicer with any powers of attorney and other documents reasonably necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder. The Servicer shall prepare, execute or cause to be executed and deliver all certificates or other documents required to be delivered by the Issuing Entity pursuant to the Sarbanes-Oxley Act of 2002 or the rules and regulations promulgated thereunder. The Servicer shall determine the estimated value of any Receivable as to which a Scheduled Payment is more than 180 days past its due date as of the last day of a Collection Period during or prior to the immediately following Collection Period.

SECTION 4.02. Collection of Receivable Payments.

(a) The Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Receivables as and when the same shall become due and shall follow such collection procedures as it follows with respect to all comparable machinery receivables that it services for itself or others. The Servicer shall not reduce the principal balance of, reduce the APR of, reduce the aggregate amount of Scheduled Payments or the amount of any Scheduled Payment due under any Receivable, release or modify the security interest in the Financed Equipment securing such Receivable, or otherwise amend or modify a Receivable in a manner that would have a material adverse effect on the interests of the Noteholders. Notwithstanding the foregoing, the Servicer may grant extensions on a Receivable; provided, however, that if the Servicer extends the due date of any Scheduled Payment to a date beyond the Class B Note Final Scheduled Distribution Date, it shall promptly purchase the Receivable from the Issuing Entity in accordance with the terms of Section 4.07. To the extent not otherwise required by applicable law or the applicable Contract, the Servicer shall allocate payments made by or on behalf of the Obligor with respect to the Receivables first to any overdue Scheduled Payment (including taxes and miscellaneous billables), second to the current Scheduled Payment (including taxes and miscellaneous billables) and third to late fees. The Servicer may in its discretion waive any other amounts of Additional Servicing Compensation that may be collected in the ordinary course of servicing a Receivable. Notwithstanding anything in this Agreement to the contrary, in the event that a Receivable becomes a Liquidated Receivable, any Recoveries relating thereto shall be paid to the Depositor and such Liquidated Receivable shall be assigned by the Issuing Entity to the Depositor.

(b) Notwithstanding anything in this Agreement to the contrary (but subject to the immediately succeeding sentence), the Servicer may refinance any Receivable only if (i) the related Obligor executes a new installment sales contract or lease and (ii) the proceeds of such refinancing are used to pre-pay all obligations in full of such Obligor under such Receivable (which amount shall be applied in accordance with Section 5.03). The new receivable created by the refinancing shall not be property of the Issuing Entity. The parties hereto intend that the Servicer will not refinance a Receivable pursuant to this Section 4.02(b) in order to provide direct or indirect assurance to the Depositor, the Indenture Trustee, the Owner Trustee, the Noteholders or the Certificateholders, as applicable, against loss by reason of the bankruptcy or insolvency (or other credit condition) of, or default by, the Obligor on, or the uncollectability of, any Receivable.

SECTION 4.03. Realization upon Receivables. On behalf of the Issuing Entity, the Servicer shall use its best efforts, consistent with its customary servicing procedures, to repossess or otherwise realize upon the Transaction Equipment securing any Receivable as to which the Servicer shall have determined eventual payment in full is unlikely or, with respect to Financed Equipment relating to any Lease, as to which the related Obligor has returned the Financed Equipment. The Servicer shall follow such customary and usual practices and procedures as it shall deem necessary or advisable in its servicing of comparable receivables, which may include selling the Transaction Equipment at public or private sale. The foregoing shall be subject to the provision that, in any case in which any item of Transaction Equipment shall have suffered damage, the Servicer shall not expend funds in connection with the repair or the repossession of such Transaction Equipment unless it shall determine in its discretion that such repair or repossession will increase the Liquidation Proceeds by an amount greater than the amount of such expenses.

SECTION 4.04.   Physical Damage Insurance. The Servicer shall, in accordance with its customary servicing procedures, require that each Obligor shall have obtained physical damage insurance covering the Transaction Equipment as of the execution of the Receivable.

SECTION 4.05.   Maintenance of Security Interests in Financed Equipment.   The Servicer shall, in accordance with its customary servicing procedures, take such steps as are necessary to maintain perfection of the security interest created by each Receivable (including each Receivable on which a governmental entity is the Obligor) in the related Financed Equipment. The Servicer is hereby authorized to take such steps as are necessary to re-perfect such security interest or to maintain such perfected security interest on behalf of the Issuing Entity and the Indenture Trustee in the event of the relocation of the Obligor, or for any other reason.

SECTION 4.06.   Covenants of Servicer. The Servicer shall not: (i) release the Transaction Equipment securing any Receivable from the security interest granted by such Receivable in whole or in part or modify such security interest except (A) in accordance with Section 4.03 or (B) in the event of payment in full by the Obligor thereunder; (ii) impair the rights of the Issuing Entity, the Indenture Trustee, the Certificateholders or the Noteholders in any Receivable; or (iii) modify or refinance a Receivable except in accordance with the terms of Section 4.02.

SECTION 4.07.   Purchase by Servicer of Receivables upon Breach. The Servicer or the Owner Trustee shall inform the other party and the Indenture Trustee, the Depositor and CFSC promptly, in writing, upon the discovery of any breach pursuant to Section 4.02, 4.05 or 4.06. Unless the breach shall have been cured by the last day of the second month following such discovery (or, at the Servicer's election, the last day of the first following month), the Servicer shall purchase any Receivable materially and adversely affected by such breach. If the Servicer takes any action pursuant to Section 4.02 that impairs the rights of the Issuing Entity, the Indenture Trustee, the Certificateholders or the Noteholders in any Receivable or as otherwise provided in Section 4.02, the Servicer shall purchase such Receivable.   In consideration of the purchase of any such Receivable pursuant to either of the two preceding sentences, the Servicer shall remit the Purchase Amount in the manner specified in Section 5.04. Subject to Section 7.02, the sole remedy of the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Certificateholders or the Noteholders with respect to a breach pursuant to Section 4.02, 4.05 or 4.06 shall be to require the Servicer to purchase Receivables pursuant to this

Section. The Owner Trustee shall have no duty to conduct any affirmative investigation as to the occurrence of any condition requiring the purchase of any Receivable pursuant to this Section. The parties hereto intend that the Servicer will not intentionally breach or cause a breach pursuant to Section 4.02, 4.05 or 4.06 in order to provide direct or indirect assurance to the Depositor, the Indenture Trustee, the Owner Trustee, the Noteholders or the Certificateholders, as applicable, against loss by reason of the bankruptcy or insolvency (or other credit condition) of, or default by, the Obligor on, or the uncollectability of, any Receivable.

SECTION 4.08.   Servicing Fee. On each Distribution Date, the Servicer shall be entitled to receive the Servicing Fee in respect of the immediately preceding Collection Period equal to the product of (a) one-twelfth of the Servicing Fee Rate and (b) the Note Value as of the first day of such preceding Collection Period. The Servicer shall also be entitled to any Additional Servicing Compensation with respect to Receivables, collected (from whatever source) on the Receivables, which Additional Servicing Compensation shall be paid to the Servicer pursuant to Section 5.08.

SECTION 4.09.   Servicer Report. On each Determination Date, the Servicer shall deliver to the Administrator, the Owner Trustee, the Paying Agent as defined in the Trust Agreement, the Indenture Trustee and the Depositor, with a copy to the Rating Agencies, a Servicer Report containing all information necessary to make the distributions pursuant to Sections 5.05, 5.06 and 5.07 for the Collection Period preceding the date of such Servicer Report. The Servicer Report shall be substantially in the form of Schedule C (or such other form as is acceptable to the Indenture Trustee, the Owner Trustee and the Servicer). Neither the Owner Trustee nor the Indenture Trustee shall be required to determine, confirm or recalculate the information contained in the Servicer Report. Receivables to be purchased by the Servicer or to be repurchased by the Depositor or CSFC shall be identified by the Servicer by account number with respect to such Receivable as specified in Schedule A.

SECTION 4.10.   Annual Statement as to Compliance; Notice of Default.

(a)   The Servicer shall deliver to each of the Owner Trustee, the Indenture Trustee and the Rating Agencies, on or before the earlier of (1) April 30 of each year or (2) with respect to any calendar year during which the Issuing Entity's Annual Report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations of the Commission, the date on which the Annual Report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations of the Commission, a servicer compliance statement, signed by an authorized officer of the Servicer, as described in Item 1123 of Regulation AB, to the effect that:

(i)   A review of the Servicer's activities during the preceding 12-month period ended December 31 (or in the case of the initial statement, the period from the Closing Date to December 31) and of its performance under this Agreement has been made under such officer's supervision; and

(ii)   To the best of such officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations under this Agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill

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any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

(b)   The Servicer shall use commercially reasonable efforts to obtain from all other parties participating in the servicing function any additional certifications required under Item 1123 of Regulation AB to the extent required to be included in the Issuing Entity's Annual Report on Form 10-K; provided, however, that a failure to obtain such certifications shall not be a breach of the Servicer's duties hereunder if any such party fails to deliver such a certification.

(c)   The Indenture Trustee shall send a copy of such certificate and the accountants' attestation referred to in Section 4.11 to the Rating Agencies. A copy of such certificate and the accountants' attestation referred to in Section 4.11 may be obtained by any Certificateholder by a request in writing to the Owner Trustee at its address in Section 10.03.

(d)   The Servicer shall deliver to the Owner Trustee, the Indenture Trustee and the Rating Agencies, promptly after having obtained knowledge thereof, but in no event later than five Business Days thereafter, written notice in an Officers' Certificate of any event which with the giving of notice or lapse of time, or both, would become a Servicer Default under Section 8.01(a) or (b).

SECTION 4.11.   Annual Independent Certified Public Accountants' Attestation. In order to confirm that the servicing of the Receivables has been conducted in compliance with the terms of this Agreement and to comply with the applicable provisions of Regulation AB, the Servicer shall deliver or shall cause a firm of independent certified public accountants, which may also render other services to the Servicer, the Depositor or CFSC, to deliver to the Owner Trustee and the Indenture Trustee on or before the earlier of (a) April 30 of each year or (b) with respect to any calendar year during which the Issuing Entity's Annual Report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations of the Commission, the date on which the Annual Report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations of the Commission, the attestation required under Item 1122(b) of Regulation AB.

SECTION 4.12.   Servicer Expenses. The Servicer shall be required to pay all expenses incurred by it in connection with its activities hereunder, including fees and disbursements of independent accountants, taxes imposed on the Servicer and expenses incurred in connection with distributions and reports to the Owner Trustee, the Indenture Trustee, the Certificateholders and the Noteholders.

SECTION 4.13.   Reports to the Commission.

(a) The Servicer shall cause to be filed with the Commission any periodic reports required to be filed by the Issuing Entity under the provisions of the Exchange Act, and the rules and regulations of the Commission thereunder including, without limitation, reports on Form 10-K, Form 10-D and Form 8-K. The Depositor shall, at its expense, cooperate in any reasonable request made by the Servicer in connection with such filings.

(b) Any Form 10-K filed with the Commission in connection with this Section 4.13 shall include, with respect to the Notes:

(i)   A certification, signed by the senior officer in charge of the servicing functions of the Servicer, in the form required or permitted by the Commission (the "Form 10-K Certification"), in compliance with Rules 13a-14 and 15d-14 under the Exchange Act and any additional directives of the Commission.

(ii)   A report regarding its assessment of compliance during the preceding calendar year with all applicable servicing criteria set forth in Item 1122(d) of Regulation AB with respect to transactions involving the Servicer that are backed by the same types of assets as those backing the Notes, as well as similar reports on assessment of compliance received from other parties participating in the servicing function as required by Item 1122(a) of Regulation AB.

(iii)   With respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant Commission regulations, as described in Regulation 1122(b) of Regulation AB and Section 4.11.

(iv)   The servicer compliance statement required to be delivered pursuant Section 4.10.

(c) The Servicer shall use commercially reasonable efforts to obtain from all other parties participating in the servicing function any required assessment report and related accountants' attestation to the extent required to be included in the Issuing Entity's Annual Report on Form 10-K; provided, however, that a failure to obtain such certifications shall not be a breach of the Servicer's duties hereunder if any such party fails to deliver such a report or attestation.

ARTICLE V

DISTRIBUTIONS; RESERVE ACCOUNT;
CERTIFICATEHOLDER AND NOTEHOLDER INFORMATION

SECTION 5.01.   Establishment of Trust Accounts.

(a) (i) The Servicer, for the benefit of the Noteholders, each Swap Counterparty and the Certificateholders, shall establish and maintain in the name of the Indenture Trustee an Eligible Securities Account (the "Collection Account"), which is U.S. Bank National Association Account #118220001 as of the Closing Date. The Indenture Trustee shall establish and maintain an administrative subaccount within the Collection Account for the benefit of the Noteholders, each Swap Counterparty and the Certificateholders (the "Principal Distribution Account"), which is U.S. Bank National Association Account #118220002 as of the Closing Date.

(ii)   The Servicer, for the benefit of the Noteholders, each Swap Counterparty and the Certificateholders, shall establish and maintain in the name of the Indenture Trustee an Eligible Securities Account (the "Reserve Account"), which is U.S. Bank National Association Account #118220003 as of the Closing Date.

(b) Funds on deposit in the Collection Account (including the Principal Distribution Account) and the Reserve Account (collectively, the "Trust Accounts") shall be invested by the Indenture Trustee in Eligible Investments selected by the Servicer; provided, however, it is understood and agreed that the Indenture Trustee shall not be liable for any loss arising from such investment in Eligible Investments (other than losses from nonpayment of investments in obligations of the institution acting as Indenture Trustee). All such Eligible Investments shall be held by the Indenture Trustee for the benefit of the applicable Noteholders, each Swap Counterparty and, if applicable, the Certificateholders. Other than as permitted by the Rating Agencies, funds credited to or on deposit in the Trust Accounts shall be invested in Eligible Investments that will mature so that such funds will be available at the close of business on the Transfer Date preceding the immediately following Distribution Date; provided, however, that funds credited to or on deposit in Trust Accounts may be invested in Eligible Investments of the Indenture Trustee which may mature so that such funds will be available on the Distribution Date. Funds credited to or deposited in a Trust Account on a Transfer Date which immediately precedes a Distribution Date upon the maturity of any Eligible Investments are not required to be invested overnight, but if so invested, such investments must meet the conditions of the immediately preceding sentence.

(c) (i) The Trust Accounts shall be under the control of the Indenture Trustee. If, at any time, any of the Trust Accounts ceases to be an Eligible Securities Account, the Indenture Trustee (or the Servicer on its behalf) shall within 10 Business Days (or such longer period, not to exceed 30 calendar days, as to which each Rating Agency may consent) establish a new Trust Account as an Eligible Securities Account and shall transfer any cash or any investments to such new Trust Account. So long as U.S. Bank National Association is an Eligible Institution, any Trust Account may be maintained with it as an Eligible Securities Account.

(ii) With respect to the Trust Account Property, the Indenture Trustee and U.S. Bank National Association, as Securities Intermediary, agree, and each subsequent Securities Intermediary shall agree, by its acceptance hereof, that:

(A) any Trust Account Property held in securities accounts shall be held solely in the Eligible Securities Accounts; and each such Eligible Securities Account shall be subject to the control of the Indenture Trustee, and the Indenture Trustee shall have sole signature authority with respect thereto;

(B) all Trust Account Property shall be delivered to the Indenture Trustee by causing the financial institution then maintaining the related Trust Account (each such institution being referred to herein as a "Securities Intermediary") to indicate by book-entry that the financial asset related to such Trust Account Property has been credited to such Trust Account. Each Trust Account shall only be established at a financial institution which agrees (i) to comply with entitlement orders with respect to such Trust Account issued by the Indenture Trustee without further consent of the Depositor, the Servicer or the Issuing Entity and (ii) that each item of property credited to such Trust Account shall be treated as a financial asset, and the Securities Intermediary does hereby agree to the foregoing; and

(C) Upon release of the lien of the Indenture Trustee under the Indenture in accordance with the terms thereof, each of the Trust Accounts shall be put in the name of the Issuing Entity and the Issuing Entity shall have all rights granted to the Indenture Trustee pursuant to this Agreement.

(iii) The Servicer shall have the power, revocable by the Indenture Trustee or by the Owner Trustee with the consent of the Indenture Trustee, to instruct the Indenture Trustee to make withdrawals and payments from the Trust Accounts for the purpose of permitting the Servicer or the Owner Trustee to carry out its respective duties hereunder or permitting the Indenture Trustee to carry out its duties under the Indenture.

(iv) The Indenture Trustee is hereby authorized to execute purchase and sales directed by the Servicer through the facilities of its own trading or capital markets operations. The Indenture Trustee shall send statements to the Servicer and the Issuing Entity monthly reflecting activity for each account created hereunder for the preceding month. Although the Issuing Entity recognizes that it may obtain a broker confirmation at no additional cost, the Issuing Entity hereby agrees that confirmations of investments are not required to be issued by the Indenture Trustee for each month in which a monthly statement is rendered. No statement need be rendered pursuant to the provision hereof if no activity occurred in the account for such month.

SECTION 5.02.   Interest Rate Swap Agreement.   On the Closing Date, the Issuing Entity shall enter into the Initial Interest Rate Swap Agreement with the Initial Swap Counterparty. The Servicer shall cause the Issuing Entity to enter into a Replacement Interest Rate Swap Agreement if required pursuant to Section 6.14(c) of the Indenture.

SECTION 5.03.   Collections.   Subject to Section 5.04, the Servicer shall remit to the Collection Account (i) all payments by or on behalf of the Obligors with respect to the Receivables (other than Purchased Receivables) and (ii) all Liquidation Proceeds, in each case as collected during each Collection Period within two Business Days of receipt and identification thereof. Notwithstanding the foregoing, if (i) CFSC is the Servicer, (ii) a Servicer Default shall not have occurred and be continuing and (iii) CFSC maintains a short-term rating of at least "A-1" by Standard & Poor's and "Prime-1" by Moody's, the Servicer may remit such collections with respect to each Collection Period to the Collection Account on or before the second Business Day prior to the following Distribution Date. For purposes of this Article V, the phrase "payments by or on behalf of Obligors" shall mean payments made with respect to the Receivables by Persons other than the Servicer or CFSC.

SECTION 5.04.   Additional Deposits.

(a)   The Servicer and the Depositor shall deposit or cause to be deposited in the Collection Account the Purchase Amounts with respect to Purchased Receivables as set forth in the immediately following sentence, and the Servicer shall deposit in the Collection Account all amounts to be paid under Section 9.01 as set forth therein. The Servicer and the Depositor will deposit the Purchase Amount with respect to each Purchased Receivable when such obligations are due, unless, with respect to Purchase Amounts to be remitted by the Servicer, the Servicer shall be permitted to make deposits monthly prior to each Distribution Date pursuant to Section 5.03, in which case such deposits shall be made in accordance with such Section. The Servicer shall account for Purchase Amounts paid by itself, CFSC, or the Depositor separately.

(b)   By its acknowledgement of this Agreement, the Indenture Trustee agrees that on each Distribution Date it will withdraw all Investment Earnings credited to the Reserve Account since the preceding Distribution Date (or in the case of the initial Distribution Date, the Indenture Trustee will withdraw all Investment Earnings credited to Reserve Account since the Closing Date) and deposit such Investment Earnings in the Collection Account in accordance with Section 8.03(a) of the Indenture.

SECTION 5.05.   Distributions.

(a) On each Determination Date, the Servicer shall calculate all amounts required to determine the amounts, if any, to be remitted to the Class A Noteholders, the Class B Noteholders, the Swap Counterparty and the Certificateholders.

(b) On the second Business Day prior to each Distribution Date, the Servicer shall instruct the Indenture Trustee, which instruction shall be in the form of Schedule D (or such other form that is acceptable to the Indenture Trustee and the Servicer), to make the following deposits and distributions for receipt by the Servicer, the Noteholders, or for deposit in the applicable Trust Account or Certificate Distribution Account by 11:00 A.M. (New York time) on such following Distribution Date to the extent of the Total Distribution Amount on deposit in the Collection Account (and any funds are to be distributed pursuant to Section 6.14(d) of the Indenture), in the following order of priority:

(i)   to the Servicer, the Servicing Fee and all unpaid Servicing Fees from prior Collection Periods;

(ii)   to the Administrator under the Administration Agreement, the Administration Fee and all unpaid Administration Fees from prior Collection Periods;

(iii)   to the Swap Counterparty, any Net Swap Payment owed on such Distribution Date;

(iv)   to the Class A Noteholders and the Swap Counterparty, pro rata the Class A Noteholders' Interest Distributable Amount and any Senior Swap Termination Payment owed on such Distribution Date, respectively;

(v)   to the Principal Distribution Account, the First Priority Principal Distribution Amount, if any;

(vi)   to the Class B Noteholders, the Class B Noteholders' Interest Distributable Amount;

(vii)   to the Principal Distribution Account, the Regular Principal Distribution Amount;

(viii)   to the Reserve Account, an amount equal to the excess of the Specified Reserve Account Balance over the amount on deposit in the Reserve Account on such Distribution Date; provided, that, on or prior to the Distribution Date on which the amount on deposit in the Reserve Account equals the Specified Reserve Account Balance, the amount deposited in the Reserve Account pursuant to this clause (viii) shall not exceed the Net Excess Spread for the applicable Distribution Date;

(ix)   pro rata, to the Indenture Trustee under the Indenture, all unpaid Indenture Trustee's fees and expenses, and to the Issuing Entity, the amount of any state taxes payable by the Issuing Entity;

(x)   to the Swap Counterparty, any Subordinated Swap Termination Payments owed on such Distribution Date; and

(xi)   to the Certificate Distribution Account, the remaining Total Distribution Amount.

(c) On the second Business Day prior to each Distribution Date, the Servicer shall instruct the Indenture Trustee, which instruction shall be in the form of Schedule D (or such other form that is acceptable to the Indenture Trustee and the Servicer), to make the following distributions from the Principal Distribution Account by 11:00 A.M. (New York time) on such following Distribution Date in the following order of priority:

(i)   to the Class A-1 Noteholders in reduction of the Outstanding Principal Amount of the Class A-1 Notes until the Outstanding Principal Amount thereof has been reduced to zero;

(ii)   to the Class A-2 Noteholders in reduction of the Outstanding Principal Amount of the Class A-2 Notes until the Outstanding Principal Amount thereof has been reduced to zero;

(iii)   to the Class A-3 Noteholders in reduction of the Outstanding Principal Amount of the Class A-3 Notes until the Outstanding Principal Amount thereof has been reduced to zero;

(iv)   to the Class B Noteholders in reduction of the Outstanding Principal Amount of the Class B Notes until the Outstanding Principal Amount thereof has been reduced to zero; and

(v)   to the Certificate Distribution Account, any funds remaining on deposit in the Principal Distribution Account.

(d) Notwithstanding anything in this Section 5.05 to the contrary, if an Event of Default under the Indenture occurs and the maturities of the Notes are accelerated pursuant to Section 5.02 of the Indenture, all amounts on deposit in the Collection Account shall be applied in accordance with Section 5.04(b) or 5.04(c) of the Indenture.

(e) In the event that any withholding tax is imposed on the Issuing Entity's payment (or allocations of income) to the Class B Noteholders, such tax shall reduce the amount otherwise distributable to the Class B Noteholders in accordance with this Section. The Indenture Trustee is hereby authorized to retain from amounts otherwise distributable to the Class B Noteholders sufficient funds for the payment of any tax that is legally owed or required to be withheld by the Issuing Entity (but such authorization shall not prevent the Issuing Entity or the Indenture Trustee from contesting any such tax in appropriate proceedings, and withholding payment of such tax, if permitted by law, pending the outcome of such proceedings). The amount of any withholding tax imposed with respect to the Class B Noteholders shall be treated as cash distributed to the Class B Noteholders at the time it is withheld by the Issuing Entity and remitted to the appropriate taxing authority. If there is a possibility that withholding tax is payable with respect to a distribution, the Indenture Trustee may in its sole discretion withhold such amounts in accordance with this clause (e). In the event that the Class B Noteholders wish to apply for a refund of any such withholding tax, the Indenture Trustee shall reasonably cooperate with the Class B Noteholders in making such claim so long as the Class B Noteholders agrees to reimburse the Indenture Trustee for any out-of-pocket expenses incurred.

SECTION 5.06.   Reserve Account.

(a)   On the Closing Date, the Issuing Entity shall deposit the Reserve Account Initial Deposit into the Reserve Account using the cash supplied to it pursuant to Section 2.01(h). The Servicer shall determine the Specified Reserve Account Balance for each Distribution Date.

(b)   On each Determination Date, the Servicer shall determine if the Total Required Payment exceeds the Total Available Amount for the related Distribution Date, and if such an excess exists the Servicer shall instruct the Indenture Trustee to withdraw from the Reserve Account on the related Distribution Date, to the extent of funds available therein after any withdrawal from the Reserve Account pursuant to Section 5.04(b), an amount equal to such excess and deposit such funds into the Collection Account for inclusion as part of the Total Distribution Amount for distribution on such Distribution Date in accordance with the priorities set forth in Section 5.05(b).

(c)   On each Determination Date, the Servicer shall determine if the amount on deposit in the Reserve Account (after taking into account any deposits thereto pursuant to Sections 5.05(b) and any withdrawals therefrom pursuant to Sections 5.04(b) or 5.06(b)) is greater than the Specified Reserve Account Balance for such Distribution Date (which shall be calculated to give effect to the reduction in the Outstanding Principal Amount of the Notes to result from payments to Noteholders pursuant to Section 5.05(c) on such Distribution Date) and the Servicer shall instruct the Indenture Trustee to deposit such amounts in the Certificate Distribution Account.

(d)   Notwithstanding anything in this Section 5.06 to the contrary, if an Event of Default under the Indenture occurs and the maturities of the Notes are accelerated pursuant to Section 5.02 of the Indenture, amounts on deposit in the Reserve Account shall be applied by the Indenture Trustee in accordance with Section 5.04(b) or 5.04(c) of the Indenture.

(e)   Upon satisfaction of the Rating Agency Condition, the Depositor may eliminate the Reserve Account and replace it with an alternative arrangement.

SECTION 5.07.   Certificateholder and Noteholder Information. On each Distribution Date, the Indenture Trustee shall forward or make available to each Noteholder of record and the Administrator shall forward to each Certificateholder of record pursuant to the Trust Agreement the Servicer Report delivered by the Servicer pursuant to Section 4.09. Such Servicer Report shall set forth at least the following information as to the Notes (separately stating such information as to the Class A-1 Notes, the Class A-2a Notes, , the Class A-2b Notes the Class A-3a Notes, the Class A-3b Notes and the Class B Notes) and the Certificate, to the extent applicable:

(i)   the amount to be deposited to the Principal Distribution Account and the amounts to be paid to the Noteholders and the Certificateholders therefrom;

(ii)   the Class A Noteholders' Interest Distributable Amount, the Class B Noteholders' Interest Distributable Amount and the amounts paid to such Noteholders in respect thereof;

(iii)   the Pool Balance as of the close of business on the last day of the preceding Collection Period;

(iv)   the Note Value as of the close of business on the last day of the preceding Collection Period;

(v)   the Outstanding Principal Amount of each class of the Notes, the Class A-1 Note Pool Factor, the Class A-2a Note Pool Factor, the Class A-2b Note Pool Factor, the Class A-3a Note Pool Factor, the Class A-3b Note Pool Factor and the Class B Note Pool Factor, in each case as of the close of business on the last day of the preceding Collection Period, after giving effect to payments allocated to principal reported under (i) above;

(vi)   the amount of the Servicing Fee paid to the Servicer with respect to the related Collection Period;

(vii)   the amount of the Administration Fee paid to the Administrator with respect to the preceding Collection Period;

(viii)   the aggregate amount of the Purchase Amounts for Purchased Receivables with respect to the related Collection Period paid by each of CFSC, the Depositor, and the Servicer (accounted for separately);

(ix)   the amount of Realized Losses, if any, for the related Collection Period;

(x)   the amount of Cumulative Realized Losses with respect to the related Collection Period;

(xi)   the balance of the Reserve Account on such Distribution Date, after giving effect to withdrawals made on such Distribution Date;

(xii)   the Specified Reserve Account Balance for such Distribution Date;

(xiii)   the amount, if any, to be withdrawn from the Reserve Account and deposited into the Collection Account on such Distribution Date pursuant to Section 5.06(b);

(xiv)   the amount, if any, to be withdrawn from the Reserve Account and deposited to the Certificate Distribution Account pursuant to Section 5.06(c);

(xv)   the amount of any Net Swap Payment or any Net Swap Receipt for such Distribution Date;

(xvi)   the amount of any Senior Swap Termination Payment or Subordinated Swap Termination Payment paid by the Issuing Entity on such Distribution Date;

(xvii)   the amount of any Swap Termination Payment paid by the Swap Counterparty on such Distribution Date;

(xviii)   the aggregate amount to be deposited to the Certificate Distribution Account pursuant to Section 5.05(c);

(xix)   the amount, if any, to be distributed to the Certificateholders pursuant to Section 5.02(a)(i) of the Trust Agreement; and

(xx)   the amount, if any, to be distributed to the Depositor pursuant to Section 5.02(a)(ii) of the Trust Agreement.

Each amount set forth pursuant to paragraph (i), (ii) or (iv) above shall be expressed as a dollar amount per $1,000 of original principal balance of a Note.

The Indenture Trustee shall only be required to provide to the Noteholders the information furnished to it by the Servicer. The Indenture Trustee shall not be required to determine, confirm or recompute any such information.

SECTION 5.08.   Net Deposits. As an administrative convenience, so long as CFSC is the Servicer and the Administrator, if the Servicer is permitted to remit collections monthly rather than within two Business Days of their receipt and identification pursuant to Section 5.03, the Servicer will be permitted to make the deposit of collections on the Receivables and Purchase Amounts for or with respect to the Collection Period net of distributions to be made to the

Servicer or the Administrator with respect to such Collection Period (including any Additional Servicing Compensation and the Servicing Fee to the extent of amounts available for payment thereof), and the Servicer shall pay amounts owing to the Administrator directly; provided, that if the Servicer is required to remit collections within two Business Days, the Servicer shall be paid the Additional Servicing Compensation by means of the Servicer making the deposit of such collections net of the Additional Servicing Compensation and deposits of such amounts may not be made net of the Servicing Fee. The Servicer, however, will account to the Owner Trustee, the Indenture Trustee, the Noteholders and the Certificateholders as if the Servicing Fee and Administration Fee were paid individually.

SECTION 5.09.   Tax Monitoring. The Servicer shall monitor whether any state taxes are payable by the Issuing Entity and shall notify the Indenture Trustee of the amount and due date of such taxes in a timely manner.

ARTICLE VI

THE DEPOSITOR

SECTION 6.01.   Representations of Depositor. The Depositor makes the following representations on which the Issuing Entity is deemed to have relied in acquiring the Receivables. The representations speak as of the execution and delivery of this Agreement and shall survive the sale of the Receivables to the Issuing Entity and the grant of a security interest therein to the Indenture Trustee pursuant to the Indenture.

(a) Organization and Good Standing. The Depositor is duly organized and validly existing as a corporation in good standing under the laws of the State of Nevada with the power and authority to own its properties and to conduct its business as such properties are currently owned and such business is presently conducted, and had at all relevant times, and has, the power, authority and legal right to acquire and own the Receivables.

(b) Due Qualification. The Depositor is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the failure to so qualify or to obtain any such license or approval would render any Receivable unenforceable that would otherwise be enforceable by the Depositor or the Issuing Entity.

(c) Power and Authority. The Depositor has the power and authority to execute and deliver this Agreement and to carry out its terms; the Depositor has full power and authority to sell and assign the Receivables and other property to be sold and assigned to and deposited with the Issuing Entity and has duly authorized such sale and assignment to the Issuing Entity by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Depositor by all necessary corporate action.

(d) Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Depositor enforceable in accordance with its terms, except to the extent that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and the remedy of specific performance and injunctive relief may be subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(e) <u>No Violation</u>. The consummation by the Depositor of the transactions contemplated by this Agreement and the fulfillment by the Depositor of the terms hereof do not (i) conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of the Depositor, or any indenture, agreement or other instrument to which the Depositor is a party or by which it is bound; (ii) result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than pursuant to the Basic Documents); or (iii) violate any law or, to the best of the Depositor's knowledge, any order, rule or regulation applicable to the Depositor of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties.

(f) <u>No Proceedings</u>. There are no proceedings or investigations pending, or to the Depositor's best knowledge, threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties: (i) asserting the invalidity of this Agreement, the Indenture, the Notes, the Certificates or any of the other Basic Documents, (ii) seeking to prevent the issuance of the Notes or the Certificates or the consummation of any of the transactions contemplated by this Agreement, the Indenture or any of the other Basic Documents; (iii) seeking any determination or ruling that might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement, the Indenture, the Notes, the Certificates or any other of the Basic Documents or (iv) which might adversely affect the federal or state income tax attributes of the Notes or the Certificate.

SECTION 6.02.   <u>Liability of Depositor; Indemnities</u>. The Depositor shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Depositor under this Agreement.

(a) The Depositor shall indemnify, defend and hold harmless the Issuing Entity, the Owner Trustee and the Indenture Trustee and their officers, directors and agents from and against any taxes that may at any time be asserted against the Issuing Entity, the Owner Trustee or the Indenture Trustee or their respective officers, directors, and agents with respect to the sale of the Receivables to the Issuing Entity or the issuance and original sale of the Certificates and the Notes, including any sales, gross receipts, general corporation, tangible personal property, privilege or license taxes (but, in the case of the Issuing Entity, not including any taxes asserted with respect to ownership of the Receivables or federal or other income taxes arising out of the transactions contemplated by this Agreement) and costs and expenses in defending against the same.

(b) The Depositor shall indemnify, defend and hold harmless the Issuing Entity, the Owner Trustee and the Indenture Trustee and their officers, directors, and agents from and against any loss, liability or expense incurred by reason of (i) the Depositor's willful misfeasance, bad faith or negligence in the performance of its duties under this Agreement, or by reason of reckless disregard of its obligations and duties under this Agreement and (ii) the

Depositor's or the Issuing Entity's violation or alleged violation of federal or state securities laws in connection with the offering and sale of the Notes and the Certificate.

Indemnification under this Section shall survive the resignation or removal of the Owner Trustee or the Indenture Trustee and the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Depositor shall have made any indemnity payments pursuant to this Section 6.02 and the Person to or on behalf of whom such payments are made thereafter shall collect any of such amounts from others, such Person shall promptly repay such amounts to the Depositor, without interest.

SECTION 6.03. Merger or Consolidation of, or Assumption of the Obligations of, Depositor. Any Person (a) into which the Depositor may be merged or consolidated, (b) which may result from any merger or consolidation to which the Depositor shall be a party or (c) which may succeed to the properties and assets of the Depositor substantially as a whole, which Person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the Depositor under this Agreement, shall be the successor to the Depositor hereunder without the execution or filing of any document or any further act by any of the parties to this Agreement; provided, however, that (i) immediately after giving effect to such transaction, no representation or warranty made pursuant to Section 3.01 shall have been breached and no Servicer Default, and no event that, after notice or lapse of time, or both, would become a Servicer Default shall have occurred and be continuing, (ii) the Depositor shall have delivered to the Owner Trustee and the Indenture Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger or succession and such agreement of assumption comply with this Section and that all conditions precedent, if any, provided for in this Agreement relating to such transaction have been complied with, (iii) the Rating Agency Condition shall have been satisfied with respect to such transaction and (iv) the Depositor shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, all actions necessary to perfect the interests of the Issuing Entity and the Indenture Trustee have been taken, including that all financing statements and continuation statements and amendments thereto have been authorized and filed that are necessary fully to preserve and protect the interest of the Issuing Entity and Indenture Trustee, respectively, in the Receivables and reciting the details of such filings, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interests. Notwithstanding anything herein to the contrary, the execution of the foregoing agreement of assumption and compliance with clauses (i), (ii), (iii) and (iv) above shall be conditions to the consummation of the transactions referred to in clause (a), (b) or (c) above.

SECTION 6.04. Limitation on Liability of Depositor and Others. The Depositor and any director or officer or employee or agent of the Depositor may rely in good faith on the advice of counsel or on any document of any kind, prima facie properly executed and submitted by any Person respecting any matters arising hereunder. The Depositor shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its obligations under this Agreement, and that in its opinion may involve it in any expense or liability.

SECTION 6.05. Depositor May Own the Certificates or Notes. The Depositor and any Affiliate (other than CFSC) thereof may in its individual or any other capacity become the owner or pledgee of the Certificates or Notes with the same rights as it would have if it were not the Depositor or an Affiliate thereof, except as expressly provided herein (including the definition of "Outstanding" contained in each of the Indenture and the Trust Agreement) or in any Basic Document.

ARTICLE VII

THE SERVICER

SECTION 7.01.   Representations of Servicer.   The Servicer makes the following representations on which the Issuing Entity is deemed to have relied in acquiring the Receivables. The representations speak as of the execution and delivery of the Agreement (or as of the date a Person (other than the Indenture Trustee) becomes Servicer pursuant to Sections 7.03 and 8.02, in the case of a successor to the Servicer) and shall survive the sale of the Receivables to the Issuing Entity and the grant of a security interest therein to the Indenture Trustee pursuant to the Indenture.

(a)   Organization and Good Standing. The Servicer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the corporate power and authority to own its properties and to conduct the business in which it is currently engaged, and had at all relevant times, and has, the power, authority and legal right to service the Receivables.

(b)   Power and Authority. The Servicer has the power and authority to execute and deliver this Agreement and to carry out its terms; and the execution, delivery and performance of this Agreement have been duly authorized by the Servicer by all necessary corporate action.

(c)   Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally, and the remedy of specific performance and injunctive relief may be subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(d)   No Violation. The consummation by the Servicer of the transactions contemplated by this Agreement and the fulfillment by the Servicer of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of the Servicer, or any indenture, agreement or other instrument to which the Servicer is a party or by which it is bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than as contemplated by the Basic Documents); nor violate any law or, to the best of the Servicer's knowledge, any order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties.

(e)   No Proceedings.   To the Servicer's best knowledge, there are no proceedings or investigations pending, or threatened, before any court, regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties: (i) asserting the invalidity of this Agreement, the Indenture, the Notes, the Certificates or any of the other Basic Documents; (ii) seeking to prevent the issuance of the Notes or the Certificates or the consummation of any of the transactions contemplated by this Agreement, the Indenture or any of the other Basic Documents; (iii) seeking any determination or ruling that might materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, this Agreement, the Indenture, the Notes, the Certificates or any of the other Basic Documents; or (iv) relating to the Servicer and which might adversely affect the federal or state income tax attributes of the Notes or the Certificates.

(f)   No Consents Required.   All approvals, authorizations, consents, orders or other actions of any Person or of any Governmental Authority required in connection with the execution and delivery by the Servicer of this Agreement or any other Basic Document, the performance by the Servicer of the transactions contemplated by this Agreement or any other Basic Document and the fulfillment by the Servicer of the terms hereof or thereof, have been obtained or have been completed and are in full force and effect (other than approvals, authorizations, consents, orders or other actions which if not obtained or completed or in full force and effect would not have a material adverse effect on the Servicer or the Issuing Entity or upon the collectability of any Receivable or upon the ability of the Servicer to perform its obligations under this Agreement).

SECTION 7.02.   Indemnities of Servicer.   The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer under this Agreement.

(a)   The Servicer shall defend, indemnify and hold harmless the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Noteholders, the Certificateholders and the Depositor and any of the officers, directors and agents of the Issuing Entity, the Owner Trustee, the Indenture Trustee and the Depositor from and against any and all costs, expenses, losses, damages, claims and liabilities, arising out of or resulting from the use, ownership or operation by the Servicer or any Affiliate (other than the Depositor or the Issuing Entity) thereof of any Transaction Equipment.

(b)   The Servicer shall indemnify, defend and hold harmless the Issuing Entity, the Owner Trustee, the Indenture Trustee, and the Depositor and their respective officers, directors and agents from and against (i) any taxes that may at any time be asserted against any such Person with respect to the transactions contemplated herein, including any sales, gross receipts, general corporation, tangible personal property, privilege or license taxes (but, in the case of the Issuing Entity or the Depositor, not including any taxes asserted with respect to, and as of the date of, the sale of the Receivables to the Issuing Entity or the issuance and original sale of the Certificates and the Notes, or asserted with respect to ownership of the Receivables, or Federal or other income taxes arising out of distributions on the Certificates or the Notes) and (ii) costs and expenses in defending against the same.

(c)   The Servicer shall indemnify, defend and hold harmless the Issuing Entity, the Owner Trustee, the Indenture Trustee, the Depositor, the Certificateholders and the Noteholders and any of the officers, directors and agents of the Issuing Entity, the Owner Trustee, the Indenture Trustee and the Depositor from and against any and all costs, expenses, losses, claims, damages and liabilities to the extent that any such cost, expense, loss, claim, damage or liability arose out of, or was imposed upon any such Person through, the negligence, willful misfeasance or bad faith of the Servicer in the performance of its duties under this Agreement, or by reason of reckless disregard of its obligations and duties under this Agreement or on account of the failure of the Servicer to be qualified to do business as a foreign corporation or to have obtained a license or approval in any jurisdiction.

(d)   The Servicer shall indemnify, defend and hold harmless the Owner Trustee, and the Indenture Trustee and their respective officers, directors and agents from and against all costs, expenses, losses, claims, damages and liabilities arising out of or incurred in connection with the acceptance or performance of the trusts and duties herein, and in the case of the Owner Trustee, in the Trust Agreement, and in the case of the Indenture Trustee, the Indenture, except to the extent that any such cost, expense, loss, claim, damage or liability: (i) shall be due to the willful misfeasance, bad faith or negligence (except for errors in judgment) of the Owner Trustee or the Indenture Trustee, as applicable; or (ii) shall arise from the breach by the Owner Trustee of any of its representations or warranties set forth in Section 7.03 of the Trust Agreement.

(e)   The Servicer shall pay any and all taxes levied or assessed upon all or any part of the Owner Trust Estate, other than any taxes asserted with respect to, and as of the date of, the sale of the Receivables to the Issuing Entity or the issuance and original sale of the Certificates and the Notes, or Federal or other income taxes imposed on the Issuing Entity because of its classification or reclassification for tax purposes, or Federal or other income taxes arising out of distributions on the Certificates or the Notes.

For purposes of this Section, in the event of the termination of the rights and obligations of CFSC (or any successor thereto pursuant to Section 7.03) as Servicer pursuant to Section 8.01, or a resignation by such Servicer pursuant to this Agreement, such Servicer shall be deemed to be the Servicer pending appointment of a successor Servicer (other than the Indenture Trustee) pursuant to Section 8.02.

Indemnification under this Section shall survive the resignation or removal of the Owner Trustee or the Indenture Trustee or the termination of this Agreement and shall include reasonable fees and expenses of counsel and expenses of litigation. If the Servicer shall have made any indemnity payments pursuant to this Section and the Person to or on behalf of whom such payments are made thereafter collects any of such amounts from others, such Person shall promptly repay such amounts to the Servicer, without interest.

SECTION 7.03.   Merger or Consolidation of, or Assumption of the Obligations of, Servicer. Any Person (a) (i) into which the Servicer may be merged or consolidated, (ii) which may result from any merger or consolidation to which the Servicer shall be a party, (iii) which may succeed to the properties and assets of the Servicer substantially as a whole, or (iv) which is a corporation 50% or more of the voting stock of which is owned, directly or indirectly, by

Caterpillar, and (b) in the case of any of (i), (ii), (iii) or (iv), which has executed an agreement of assumption to perform every obligation of the Servicer hereunder, shall be the successor to the Servicer under this Agreement without further act on the part of any of the parties to this Agreement; provided, however, that (w) immediately after giving effect to such transaction, no Servicer Default, and no event which, after notice or lapse of time, or both, would become a Servicer Default shall have occurred and be continuing, (x) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger or succession and such agreement of assumption comply with this Section and that all conditions precedent provided for in this Agreement relating to such transaction have been complied with, (y) the Rating Agency Condition shall have been satisfied with respect to such transaction and (z) the Servicer shall have delivered to the Owner Trustee and the Indenture Trustee an Opinion of Counsel either (A) stating that, in the opinion of such counsel, all financing statements and continuation statements and amendments thereto have been authorized and filed that are necessary fully to preserve and protect the interest of the Owner Trustee and the Indenture Trustee, respectively, in the Receivables and reciting the details of such filings or (B) stating that, in the opinion of such counsel, no such action shall be necessary to preserve and protect such interests. Notwithstanding anything herein to the contrary, the execution of the foregoing agreement of assumption and compliance with clauses (w), (x), (y) and (z) above shall be conditions to the consummation of the transactions referred to in clause (a) or (b) above.

SECTION 7.04.   Limitation on Liability of Servicer and Others. Neither the Servicer nor any of the directors or officers or employees or agents of the Servicer shall be under any liability to the Issuing Entity, the Noteholders or the Certificateholders, except as provided under this Agreement, for any action taken or for refraining from the taking of any action pursuant to this Agreement or for errors in judgment; provided, however, that this provision shall not protect the Servicer or any such person against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties under this Agreement. The Servicer and any director or officer or employee or agent of the Servicer as the case may be, may rely in good faith on any document of any kind prima facie properly executed and submitted by any person respecting any matters arising under this Agreement.

Except as provided in this Agreement, the Servicer shall not be under any obligation to appear in, prosecute or defend any legal action that shall not be incidental to its duties to service the Receivables in accordance with this Agreement, and that in its opinion may involve it in any expense or liability; provided, however, that the Servicer may undertake any reasonable action that it may deem necessary or desirable in respect of this Agreement and the other Basic Documents and the rights and duties of the parties to this Agreement and the other Basic Documents and the interests of the Certificateholders under this Agreement and the Noteholders under the Indenture.

SECTION 7.05.   CFSC Not To Resign as Servicer. Subject to the provisions of Section 7.03, CFSC shall not resign from the obligations and duties hereby imposed on it as Servicer under this Agreement except upon determination that the performance of its duties under this Agreement shall no longer be permissible under applicable law (if it is also determined that such determination may not be reversed). Notice of any such determination permitting the resignation of CFSC shall be communicated to the Owner Trustee and the Indenture Trustee at the earliest practicable time (and, if such communication is not in writing, shall be confirmed in writing at the earliest practicable time) and any such determination shall be evidenced by an Opinion of Counsel to such effect delivered to the Owner Trustee and the Indenture Trustee concurrently with or promptly after such notice. No such resignation shall become effective until the Indenture Trustee or a successor Servicer shall have assumed the responsibilities and obligations of CFSC in accordance with Section 8.02.

ARTICLE VIII

DEFAULT

SECTION 8.01.   Servicer Default. If any one of the following events (each, a "Servicer Default") shall occur and be continuing:

(a)   any failure by the Servicer (i) to deliver to the Indenture Trustee for deposit in any of the Trust Accounts or the Certificate Distribution Account any required payment or (ii) to direct the Indenture Trustee to make any required distribution therefrom that shall continue unremedied for a period of three Business Days after written notice of such failure is received by the Servicer from the Owner Trustee or the Indenture Trustee or after discovery of such failure by an officer of the Servicer;

(b)   failure on the part of the Servicer to duly observe or to perform in any material respect any other covenants or agreements of the Servicer set forth in this Agreement or any other Basic Document, which failure shall (i) materially and adversely affect the rights of the Certificateholders or Noteholders and (ii) continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given (A) to the Servicer by the Owner Trustee or the Indenture Trustee or (B) to the Servicer and to the Owner Trustee and the Indenture Trustee by the Holders of Notes evidencing not less than 25% of the Outstanding Principal Amount of the Notes or by holders of Certificates evidencing not less than 25% of the aggregate Percentage Interest of the Certificates; or

(c)   an Insolvency Event occurs with respect to the Servicer;

then, and in each and every case, so long as the Servicer Default shall not have been remedied, either the Indenture Trustee, or the Holders of Class A Notes evidencing not less than 25% of the Outstanding Principal Amount of such Notes, or if no Class A Notes are Outstanding, the Holders of Class B Notes evidencing not less than 25% of the Outstanding Principal Amount of such Notes, or if no Notes are Outstanding, either the Owner Trustee or the holders of Certificates evidencing not less than 25% of the aggregate Percentage Interest of the Certificates, by notice then given in writing to the Servicer (and to the Indenture Trustee and the Owner Trustee if given by the Noteholders) may terminate all the rights and obligations (other than the obligations set forth in Section 7.02 hereof that accrued prior to such termination) of the Servicer under this Agreement. On or after the receipt by the Servicer of such written notice, all authority and power of the Servicer under this Agreement, whether with respect to the Notes, the Certificates or the Receivables or otherwise, shall, without further action, pass to and be vested in the Indenture Trustee or such successor Servicer as may be appointed under Section 8.02; and, without limitation, the Indenture Trustee and the Owner Trustee are hereby authorized and empowered to execute and deliver, on behalf of the predecessor Servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement of the Receivables and related documents, or otherwise. The predecessor Servicer shall cooperate with the successor Servicer, the Indenture Trustee and the Owner Trustee in effecting the termination of the responsibilities and rights of the predecessor Servicer under this Agreement, including the transfer to the successor Servicer for administration by it of all cash amounts that shall at the time be held by the predecessor Servicer for deposit, or shall thereafter be received by it with respect to a Receivable. All reasonable costs and expenses (including reasonable attorneys' fees) incurred in connection (x) with transferring the computer or other records to the successor Servicer in the form requested and (y) amending this Agreement to reflect such succession as Servicer pursuant to this Section shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. Upon receipt of notice of the occurrence of a Servicer Default, the Owner Trustee shall give notice thereof to the Rating Agencies.

SECTION 8.02. Appointment of Successor Servicer.

(a) Upon the Servicer's receipt of notice of termination, pursuant to Section 8.01 or the Servicer's resignation in accordance with the terms of this Agreement, the predecessor Servicer shall continue to perform its functions as Servicer under this Agreement, in the case of termination, only until the date specified in such termination notice or, if no such date is specified in a notice of termination, until receipt of such notice and, in the case of resignation, until the earlier of (x) the date 45 days from the delivery to the Owner Trustee and the Indenture Trustee of written notice of such resignation (or written confirmation of such notice) in accordance with the terms of this Agreement and (y) the date upon which the predecessor Servicer shall become unable to act as Servicer, as specified in the notice of resignation and accompanying Opinion of Counsel. In the event of the Servicer's termination hereunder, the Indenture Trustee shall appoint a successor Servicer, and the successor Servicer shall accept its appointment by a written assumption in form acceptable to the Owner Trustee and the Indenture Trustee. In the event that a successor Servicer has not been appointed at the time when the predecessor Servicer has ceased to act as Servicer in accordance with this Section, pending the appointment of and acceptance by a successor Servicer, the Indenture Trustee without further action shall automatically be appointed and serve as the successor Servicer and the Indenture Trustee shall be entitled to the Servicing Fee and the Additional Servicing Compensation. Notwithstanding the above, the Indenture Trustee shall, if it shall be legally unable so to act, appoint or petition a court of competent jurisdiction to appoint, any established institution who has demonstrated its capability to service the Receivables to the satisfaction of the Indenture Trustee, as the successor to the Servicer under this Agreement, having a net worth of not less than $50,000,000 and whose regular business shall include the servicing of receivables comparable with the Receivables, as the successor to the Servicer under this Agreement.

The Indenture Trustee, acting in its capacity as successor Servicer, and any successor Servicer appointed by it, shall have no responsibility or obligation (i) for any breach by any predecessor Servicer of any of its representations and warranties, or (ii) any acts or omissions of CFSC or any other Servicer prior to its termination.

45

(b)   Upon appointment, the successor Servicer (including the Indenture Trustee acting as successor servicer) shall be the successor in all respects to the predecessor Servicer and shall be subject to all the responsibilities, duties and liabilities arising thereafter relating thereto placed on the predecessor Servicer and shall be entitled to the Servicing Fee and the Additional Servicing Compensation and all the rights granted to the predecessor Servicer by the terms and provisions of this Agreement.

(c)   Subject to the Indenture Trustee's right to appoint a successor Servicer pursuant to Section 8.02(a) after the Indenture Trustee has become the Servicer pending the appointment of and acceptance by a successor Servicer, the Servicer may not resign unless it is prohibited from serving as such by law.

(d)   Notwithstanding any other provision of this Agreement, neither the Indenture Trustee nor any successor Servicer shall be deemed in default, breach or violation of this Agreement as a result of the failure of CFSC or any Servicer (i) to cooperate with the Indenture Trustee or any successor Servicer pursuant to Section 8.01, (ii) to deliver funds required to be deposited to any Trust Account or (iii) to deliver files or records relative to the Receivables as may be requested by the Indenture Trustee or successor Servicer.

SECTION 8.03.   Notification to Noteholders and Certificateholders.   Upon any termination of, or appointment of a successor to, the Servicer pursuant to this Article VIII, the Owner Trustee shall give prompt written notice thereof to the Certificateholders and the Indenture Trustee shall give prompt written notice thereof to Noteholders and the Rating Agencies.

SECTION 8.04.   Waiver of Past Defaults. The Holders of Class A Notes evidencing more than a 50% of the Outstanding Principal Amount of such Notes or, if no Class A Notes are Outstanding, the Holders of Class B Notes evidencing more than 50% of the Outstanding Principal Amount of such Notes or, if no Notes are Outstanding, the holders of Certificates evidencing more than 50% of the aggregate Percentage Interest of the Certificates, may, on behalf of all Noteholders and the Certificateholders, waive in writing any default by the Servicer in the performance of its obligations hereunder and its consequences, except a default in making any required deposits to or payments from any of the Trust Accounts in accordance with this Agreement. Upon any such waiver of a past default, such default shall cease to exist, and any Servicer Default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

ARTICLE IX

TERMINATION

SECTION 9.01.   Optional Purchase of All Receivables; Trust Termination.

(a)   If on the last day of any Collection Period the Note Value is 10% or less of the Initial Note Value the Servicer shall have the option to purchase the Owner Trust Estate, other than the Trust Accounts, which purchase shall be effective as of such last day by depositing in the Collection Account on or prior to the second Business Day prior to the next succeeding Distribution Date an amount equal to the aggregate Purchase Amount for the Receivables (including defaulted Receivables but not including Liquidated Receivables) pursuant to Section 5.04; provided, however, that the aggregate Purchase Amount for the Receivables, after payment of all amounts due pursuant to Section 5.05(b)(i) on such next succeeding Distribution Date, is an amount at least equal to the aggregate Redemption Price for the Class A-3 Notes and the Class B Notes; and provided further that the Servicer shall not purchase the Owner Trust Estate if the aggregate Purchase Amount exceeds the fair market value of the Owner Trust Estate as determined by the Servicer in good faith.

(b)   Notice of any termination of the Issuing Entity shall be given by the Servicer to the Owner Trustee and the Indenture Trustee as soon as practicable after the Servicer has received notice thereof.

(c)   Following the satisfaction and discharge of the Indenture and the payment in full of the principal of and interest on the Notes, the Certificateholders will succeed to the rights of the Noteholders hereunder (other than the right to receive payments under Section 5.06(b)), and the Owner Trustee will succeed to the rights of, and assume the obligations of, the Indenture Trustee pursuant to this Agreement.

ARTICLE X

MISCELLANEOUS PROVISIONS

SECTION 10.01.   Amendment. The Agreement may be amended by the Depositor, the Servicer and the Issuing Entity, with the consent of the Indenture Trustee, but without the consent of any of the Noteholders or the Certificateholders, to cure any ambiguity, to correct or supplement any provisions in this Agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders; provided, however, that such amendment shall not, as evidenced by an Opinion of Counsel delivered to the Owner Trustee and the Indenture Trustee, adversely affect in any material respect the interests of any Noteholders or the Certificateholders or the federal tax characterization of the Notes.

This Agreement may also be amended from time to time by the Depositor, the Servicer and the Issuing Entity, with the consent of the Indenture Trustee, the consent of the Holders of Notes evidencing at least a majority of the Outstanding Principal Amount of the Notes and the consent of Certificateholders holding Certificates evidencing more than 50% of the aggregate Percentage Interest of the Certificates, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or the Certificateholders; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on Receivables or distributions that shall be required to be made for the benefit of the Noteholders or (b) reduce the aforesaid percentage of the Outstanding Principal Amount of the Notes, the holders of which are required to consent to any such amendment, without the consent of the Holders of all the Outstanding Notes.

Prior to the execution of any such amendment or consent, the Servicer shall furnish written notification of the substance of such amendment or consent to each of the Rating Agencies. Promptly after the execution of any such amendment or consent without the consent of the Certificateholders, the Owner Trustee shall furnish written notification of the substance of such amendment or consent to the Certificateholders.

It shall not be necessary for the consent of the Certificateholders or the Noteholders pursuant to this Section to approve the particular form of any proposed amendment or consent, but it shall be sufficient if such consent shall approve the substance thereof.

Prior to the execution of any amendment to this Agreement, the Owner Trustee and the Indenture Trustee shall be entitled to receive and rely upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement and the Opinion of Counsel referred to in Section 10.02(i)(1). The Owner Trustee and the Indenture Trustee may, but shall not be obligated to, enter into any such amendment which affects the Owner Trustee's or the Indenture Trustee's, as applicable, own rights, duties or immunities under this Agreement or otherwise.

Notwithstanding the foregoing, no amendment to this Agreement shall materially and adversely affect the rights or obligations of the Swap Counterparty under this Agreement unless the Swap Counterparty shall have consented in writing to such amendment (and such consent shall be deemed to have been given if the Swap Counterparty does not object in writing within ten (10) Business Days after receipt of a written request for such consent).

SECTION 10.02.   Protection of Title to Trust.

(a)   The Depositor shall take all actions necessary to perfect, and maintain perfection of, the interests of the Issuing Entity and the Indenture Trustee in the Receivables. In the event it is determined that the Indenture Trustee's or the Issuing Entity's interests are no longer perfected, such actions shall include but shall not be limited to the enforcement of Section 3.04 of this Agreement and of Section 6.02 of the Purchase Agreement. In addition, without limiting the rights of the Indenture Trustee or the Issuing Entity specified in the immediately preceding sentence, the Depositor shall authorize and file such financing statements and cause to be authorized and filed such continuation statements, all in such manner and in such places as may be required by law fully to present, maintain, and protect the interest of the Issuing Entity and the interest of the Indenture Trustee in the Receivables and in the proceeds thereof. The Depositor shall deliver (or cause to be delivered) to the Owner Trustee and the Indenture Trustee file-stamped copies of, or filing receipts for, any document filed as provided above, as soon as available following such filing.

(b)   Neither the Depositor nor the Servicer shall change its name or type or jurisdiction of organization unless it shall have given the Owner Trustee and the Indenture Trustee at least 30 days' prior written notice thereof and, if applicable, shall have timely filed appropriate amendments to any and all previously filed financing statements or continuation statements (so that the security interest of the Issuing Entity or the Indenture Trustee in the Receivables is not adversely affected).

(c)   The Servicer shall at all times maintain each office from which it shall service Receivables, and its principal executive office, within the United States of America.

(d)   The Servicer shall maintain accounts and records as to each Receivable accurately and in sufficient detail to permit (i) the reader thereof to know at any time the status of such Receivable, including payments and Recoveries made and payments owing (and the nature of each) and (ii) reconciliation between payments or Recoveries on (or with respect to) each Receivable and the amounts from time to time deposited in the Collection Account in respect of such Receivable.

(e)   The Servicer shall maintain its computer systems so that, from and after the time of sale under this Agreement of the Receivables, the Servicer's master computer records (including any backup archives) that refer to a Receivable shall indicate clearly the interest of the Issuing Entity (which interest has been acquired from the Depositor) and the Indenture Trustee in such Receivable and that such Receivable is owned by the Issuing Entity and a security interest therein has been granted to the Indenture Trustee. Indication of the Issuing Entity's interest (which interest has been acquired from the Depositor) and the Indenture Trustee's interest in a Receivable shall be deleted from or modified on the Servicer's computer systems when, and only when, the related Receivable shall have been paid in full or repurchased.

(f)   If at any time the Depositor or the Servicer shall propose to sell, grant a security interest in, or otherwise transfer any interest in receivables comparable with the Receivables, to any prospective purchaser, lender or other transferee, the Servicer shall give to such prospective purchaser, lender or other transferee computer tapes, records or printouts (including any restored from backup archives) that, if they shall refer in any manner whatsoever to any Receivable, shall indicate clearly that such Receivable has been sold and is owned by the Issuing Entity and a security interest therein has been granted to the Indenture Trustee.

(g)   The Servicer shall permit the Indenture Trustee and its agents at any time during normal business hours to inspect, audit and make copies of and abstracts from the Servicer's records regarding any Receivable.

(h)   Upon request, the Servicer shall furnish to the Owner Trustee or to the Indenture Trustee, within five Business Days, a list of all Receivables (by contract number and name of Obligor) then held as part of the Collateral, together with a reconciliation of such list to the Schedule of Receivables and to each of the Servicer Reports furnished before such request indicating removal of Receivables from the Collateral.

(i)   The Depositor shall deliver to the Owner Trustee and the Indenture Trustee:

(1)   promptly after the execution and delivery of this Agreement and of each amendment thereto, an Opinion of Counsel either (A) stating that, in the opinion of such counsel, all actions have been taken that are necessary fully to perfect the interests of the Issuing Entity and the Indenture Trustee in the Receivables, and reciting the details of such action or referring to prior Opinions of Counsel in which such details are given, or (B) stating that, in

the opinion of such counsel, no such action shall be necessary to perfect such interest; and

(2)   within 120 days after the beginning of each calendar year beginning with the first calendar year beginning more than three months after the Cut-off Date, an Opinion of Counsel, dated as of a date during such 120-day period, either (A) stating that, in the opinion of such counsel, all actions have been taken, and, if applicable, all financing statements and continuation statements have been authorized and filed, that are necessary fully to perfect the interests of the Issuing Entity and the Indenture Trustee in the Receivables and reciting the details of such filings or referring to prior Opinions of Counsel in which such details are given, or (B) stating that, in the opinion of such counsel, no such action shall be necessary to perfect such interest.

Each Opinion of Counsel referred to in clause (1) or (2) above shall specify any action necessary (as of the date of such opinion) to be taken in the following year to perfect such interest.

(j)   The Depositor shall, to the extent required by applicable law, cause the Notes to be registered with the Commission pursuant to Section 12(b) or Section 12(g) of the Exchange Act within the time periods specified in such sections.

SECTION 10.03.   Notices. All demands, notices and communications upon or to the Depositor, the Servicer, the Issuing Entity, the Owner Trustee, the Indenture Trustee or the Rating Agencies under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Depositor, to Caterpillar Financial Funding Corporation, 4040 S. Eastern Avenue, Suite 344, Las Vegas, Nevada 89119, (702-735-2514), (b) in the case of the Servicer, to Caterpillar Financial Services Corporation, 2120 West End Avenue, Nashville, TN 37203-0001 (615-341-1000), (c) in the case of the Issuing Entity or the Owner Trustee, at the "Corporate Trust Office" (as defined in the Trust Agreement), with a copy to the Administrator, to 2120 West End Avenue, Nashville, Tennessee 37203-0001 (615-341-1000), (d) in the case of the Indenture Trustee, at the Corporate Trust Office, (e) in the case of Moody's, to Moody's Investors Service, Inc., ABS Monitoring Department, 99 Church Street, New York, New York 10007 and (f) in the case of Standard & Poor's, to Standard & Poor's Ratings Services, 55 Water Street, 40th Floor, New York, New York 10041, Attention of Asset Backed Surveillance Department or, as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

SECTION 10.04.   Assignment. Notwithstanding anything to the contrary contained herein, except as provided in Sections 6.03 and 7.03 and as provided in the provisions of this Agreement concerning the resignation of the Servicer, this Agreement may not be assigned by the Depositor or the Servicer.

SECTION 10.05.   Limitations on Rights of Others. The provisions of this Agreement are solely for the benefit of the Depositor, the Servicer, the Issuing Entity, the Owner Trustee, the Certificateholders, the Indenture Trustee and the Noteholders, and nothing in this Agreement, whether express or implied, shall be construed to give to any other Person any legal or equitable right, remedy or claim in the Owner Trust Estate or under or in respect of this Agreement or any covenants, conditions or provisions contained herein.

SECTION 10.06.   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 10.07.   Separate Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 10.08.   Headings. The headings of the various Articles and Sections herein are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

SECTION 10.09.   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), AND THE OBLIGATIONS, RIGHTS, REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

SECTION 10.10.   Assignment to Indenture Trustee.   The Depositor hereby acknowledges and consents to any mortgage, pledge, assignment and grant of a security interest by the Issuing Entity to the Indenture Trustee pursuant to the Indenture for the benefit of the Noteholders of all right, title and interest of the Issuing Entity in, to and under the Receivables and the other property constituting the Owner Trust Estate or the assignment of any or all of the Issuing Entity's rights and obligations hereunder to the Indenture Trustee.

SECTION 10.11.   Nonpetition Covenants.

(a)   Notwithstanding any prior termination of this Agreement, the Servicer, the Depositor, the Owner Trustee, the Securities Intermediary, and the Indenture Trustee shall not, prior to the date which is one year and one day after the payment in full of the Notes, acquiesce, petition or otherwise invoke or cause the Issuing Entity to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Issuing Entity under any Federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuing Entity or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuing Entity.

(b)   Notwithstanding any prior termination of this Agreement, the Servicer, the Issuing Entity, the Owner Trustee, the Securities Intermediary, and the Indenture Trustee shall not, prior to the date which is one year and one day after the payment in full of the Notes, acquiesce, petition or otherwise invoke or cause the Depositor to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Depositor under any Federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Depositor or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Depositor.

SECTION 10.12. <u>Limitation of Liability of Owner Trustee and Indenture Trustee</u>.

(a) Notwithstanding anything contained herein to the contrary, this Agreement has been countersigned by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner Trustee of the Issuing Entity, and in no event shall The Bank of New York (Delaware) in its individual capacity or, except as expressly provided in the Trust Agreement, as owner trustee of the Issuing Entity, have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuing Entity hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuing Entity. For all purposes of this Agreement, in the performance of its duties or obligations hereunder or in the performance of any duties or obligations of the Issuing Entity hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Articles VI, VII and VIII of the Trust Agreement.

(b) Notwithstanding anything contained herein to the contrary, this Agreement has been acknowledged and accepted by U.S. Bank National Association not in its individual capacity but solely as Indenture Trustee and Securities Intermediary, and in no event shall U.S. Bank National Association have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuing Entity hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuing Entity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective officers as of the date first above written.

CATERPILLAR FINANCIAL ASSET TRUST 2007-A

By: THE BANK OF NEW YORK (DELAWARE), not in
     its individual capacity but solely as Owner Trustee on
     behalf of the Issuing Entity,

By: /s/ Kristine K. Gullo
    Name: Kristine K. Gullo
    Title: Vice President

CATERPILLAR FINANCIAL FUNDING
 CORPORATION, as Depositor,

By: /s/ David A. Kacynski
    Name: David A. Kacynski
    Title: Treasurer

CATERPILLAR FINANCIAL SERVICES
 CORPORATION, as Servicer

By: /s/ James A. Duensing
    Name: James A. Duensing
    Title: Executive Vice President and Chief Financial
Officer

Acknowledged and Accepted:
U.S. BANK NATIONAL ASSOCIATION,
 not in its individual capacity but only as
 Indenture Trustee and
 Securities Intermediary

By: /s/ Melissa A. Rosal
    Name: Melissa A. Rosal
    Title: Vice President

Acknowledged and Accepted:
THE BANK OF NEW YORK (DELAWARE),
  not in its individual capacity but solely
  as Owner Trustee of the Issuing Entity,

By: /s/ Kristine K. Gullo
    Name: Kristine K. Gullo
    Title: Vie President

SCHEDULE A

<u>SCHEDULE OF RECEIVABLES</u>

SCHEDULE B

<u>LOCATION OF RECEIVABLE FILES</u>

2120 West End Avenue,
Nashville, Tennessee 37203

SERVICER REPORT

       The undersigned hereby certify that (i) they are, respectively, a duly elected [title] and [title] of Caterpillar Financial Services Corporation and (ii) this Servicer Report complies with the requirements of, and is being delivered pursuant to, Section 4.09 and Section 5.07 of the Sale and Servicing Agreement (the "Sale and Servicing Agreement") dated as of September 1, 2007 between Caterpillar Financial Asset Trust 2007-A, Caterpillar Financial Funding Corporation and Caterpillar Financial Services Corporation.

Dated: _____

      _____

Name:
Title:

      _____

Name:
Title:

Caterpillar Financial Asset Trust 2007-A
SERVICER REPORT

Record Date	
Distribution Date	
Transaction Month	1

Collection Period Month Begin
Collection Period Month End
Previous Payment Date (or Closing Date)
Actual Days in Accrual Period   ___

ORIGINAL DEAL PARAMETERS
Initial Note Value
Initial Aggregate Contract Balance
Number of Contracts
Weighted Average Annual Percentage Rate
Weighted Average Remaining Term
Annual Servicing Fee Rate
Reserve Account Initial Deposit
Specified Reserve Account Balance
Class A-1 Note Original Principal Balance
Class A-1 Note Rate
Class A-1 Note Final Scheduled Distribution Date
Class A-1 CUSIP Number
Class A-2a Note Original Principal Balance
Class A-2b Note Original Principal Balance
Class A-2a Note Rate
Class A-2b Note Rate
Class A-2 Note Final Scheduled Distribution Date
Class A-2a CUSIP Number
Class A-2b CUSIP Number
Class A-3a Note Original Principal Balance
Class A-3b Note Original Principal Balance
Class A-3a Note Rate
Class A-3b Note Rate
Class A-3 Note Final Scheduled Distribution Date
Class A-3a CUSIP Number
Class A-3b CUSIP Number
Class B Note Original Principal Balance
Class B Note Rate
Class B Note Final Scheduled Distribution Date
Class B CUSIP Number

INPUTS FROM PREVIOUS PERIOD SERVICER REPORT
Note Value
Aggregate Contract Balance
Number of Contracts
Weighted Average Annual Percentage Rate
Weighted Average Remaining Term
Reserve Account Balance
Class A-1 Note Outstanding Principal Balance
Class A-1 Note Interest Shortfall

Class A-2a Note Outstanding Principal Balance
Class A-2a Note Interest Shortfall
Class A-2b Note Outstanding Principal Balance
Class A-2b Note Interest Shortfall
Class A-3a Note Outstanding Principal Balance
Class A-3a Note Interest Shortfall
Class A-3b Note Outstanding Principal Balance
Class A-3b Note Interest Shortfall
Class B Note Outstanding Principal Balance
Class B Note Interest Shortfall
Servicing Fee Shortfall

CURRENT COLLECTION PERIOD ACTIVITY
Total Interest Collections
Total Principal Collections
Residual Collections
Warranty Repurchases Contracts
Administrative Repurchases
Liquidation Proceeds
Reserve Account Reinvestment Income
Total Available Amount

Beginning Note Value
Ending Note Value
Beginning Aggregate Contract Balance
Ending Aggregate Contract Balance
Number of Contracts at Beginning of Period
Number of Contracts at End of Period
Weighted Average Annual Percentage Rate
Weighted Average Remaining Term
Cumulative Prepayment Rate
Aggregate Scheduled Amounts 31-60 days past due
Aggregate Scheduled Amounts 61-90 days past due
Aggregate Scheduled Amounts 91-120 days past due
Aggregate Scheduled Amounts 121 days or more past due
Net Losses on Liquidated Receivables this Period
Repossessed Equipment not Sold or Reassigned (Beginning)
Repossessed Equipment not Sold or Reassigned (End)

CALCULATION OF DISTRIBUTABLE AMOUNTS
Servicing Fee Due
Is CFSC or Affiliate Servicer (Yes / No)?
Has Reserve Account Reached the Specified Reserve Account
Balance (Yes / No)?

Administration Fee
Amount of Net Swap Payment or Net Swap Receipt, if any,
Amount of Senior Swap Termination Payment paid by Issuing Entity
Amount of Subordinated Swap Termination Payment paid by Issuing
Entity
Class A-1 Noteholders' Monthly Interest Distributable Amount
Class A-1 Noteholders' Interest Carryover Shortfall
Class A-1 Noteholders' Interest Distributable Amount

Class A-2a Noteholders' Monthly Interest Distributable Amount
Class A-2a Noteholders' Interest Carryover Shortfall
Class A-2a Noteholders' Interest Distributable Amount

Class A-2b Noteholders' Monthly Interest Distributable Amount
Class A-2b Noteholders' Interest Carryover Shortfall
Class A-2b Noteholders' Interest Distributable Amount

Class A-3a Noteholders' Monthly Interest Distributable Amount
Class A-3a Noteholders' Interest Carryover Shortfall
Class A-3a Noteholders' Interest Distributable Amount

Class A-3b Noteholders' Monthly Interest Distributable Amount
Class A-3b Noteholders' Interest Carryover Shortfall
Class A-3b Noteholders' Interest Distributable Amount

Class A Noteholders' Monthly Interest Distributable Amount
Class A Noteholders' Interest Carryover Shortfall
Class A Noteholders' Interest Distributable Amount

First Priority Principal Distribution Amount

Class B Noteholders' Monthly Interest Distributable Amount
Class B Noteholders' Interest Carryover Shortfall
Class B Noteholders' Interest Distributable Amount

Regular Principal Distribution Amount

Net Excess Spread Amount

Total Required Payment

Draw from Reserve Account

Total Distribution Amount

Excess Cash flow deposited to Certificate Distribution Account

DISTRIBUTIONS FROM COLLECTION ACCOUNT
1. Servicing Fee
2. Administration Fee
3. Net Swap Payment, if any
4. Pro Rata (a) Class A Noteholders' Interest Distributable Amount to Class A Noteholders and (b) Senior Swap Termination Payment to Swap Counterparty
5. First Priority Principal Distribution Amount to Principal Distribution Account
6. Class B Noteholders' Interest Distributable Amount to Class B Noteholders
7. Regular Principal Distribution Amount to Principal Distribution Account
8. Deposit to Reserve Account
9. Pro rata, (a) Indenture Trustee Fees and (b) State taxes

10. Subordinated Swap Termination Payment, if any
11. Deposit to Certificate Distribution Account

DISTRIBUTIONS FROM PRINCIPAL DISTRIBUTION ACCOUNT
1. Principal to Class A-1 Noteholders
2. Principal to Class A-2 Noteholders
a. Principal to Class A-2a Noteholders
b. Principal to Class A-2b Noteholders
3. Principal to Class A-3 Noteholders
a. Principal to Class A-3a Noteholders
b. Principal to Class A-3b Noteholders
4. Principal to Class B Noteholders
5. Deposit to Certificate Distribution Account

RECONCILIATION OF RESERVE ACCOUNT
Beginning Reserve Account Balance
Draw from Reserve Account to cover shortfalls
Interim Specified Reserve Account Balance
Deposit to Reserve Account Needed
Deposit to Reserve Account from Collection Account
Specified Reserve Account Balance
Reserve Account Release deposited into Certificate Distribution Account
Ending Reserve Account Balance

SUMMARY OF DISTRIBUTIONS
Servicing Fee Paid to Servicer
Servicing Fee Shortfall
Administration Fee
Net Swap Payment, if any
Senior Swap Termination Payment, if any
Class A-1 Interest Paid
Class A-1 Interest Shortfall
Class A-1 Principal Paid
Ending Class A-1 Principal Balance

Class A-2a Interest Paid
Class A-2a Interest Shortfall
Class A-2a Principal Paid
Ending Class A-2a Principal Balance

Class A-2b Interest Paid
Class A-2b Interest Shortfall
Class A-2b Principal Paid
Ending Class A-2b Principal Balance

Class A-3a Interest Paid
Class A-3a Interest Shortfall
Class A-3a Principal Paid
Ending Class A-3a Principal Balance

Class A-3b Interest Paid
Class A-3b Interest Shortfall

Class A-3b Principal Paid
Ending Class A-3b Principal Balance

Class B Interest Paid
Class B Interest Shortfall
Class B Principal Paid
Ending Class B Principal Balance

Subordinated Swap Termination Payment, if any

Deposit to Certificate Distribution Account

CERTIFICATEHOLDER INFORMATION

CALCULATION OF DISTRIBUTABLE AMOUNTS
Deposit to Certificate Distribution Account from Collection Account
plus
Deposit to Certificate Distribution Account from Principal
Distribution Account
Deposit to Certificate Distribution Account from Reserve Account
Total Deposit to Certificate Distribution Account

**DISTRIBUTIONS FROM CERTIFICATE DISTRIBUTION
ACCOUNT**
Amounts Paid to Certificateholders

NOTEHOLDER INFORMATION

(i) Amount of principal being paid on Notes

   (a) Class A-1 Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (b) Class A-2a Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (c) Class A-2b Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (d) Class A-3a Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (e) Class A-3b Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (f) Class B Notes (CUSIP No. [_____])
      per $1,000 original principal balance

   (g) Total

(ii) Amount of interest being paid on Notes

   (a) Class A-1 Notes (CUSIP No. [_____])

per $1,000 original principal balance

(b) Class A-2a Notes (CUSIP No. [_____])
per $1,000 original principal balance

(c) Class A-2b Notes (CUSIP No. [_____])
per $1,000 original principal balance

(d) Class A-3a Notes (CUSIP No. [_____])
per $1,000 original principal balance

(e) Class A-3b Notes (CUSIP No. [_____])
per $1,000 original principal balance

(f) Class B Notes (CUSIP No. [_____])
per $1,000 original principal balance

(g) Total

(iii) (a) Aggregate Contract Balance at beginning of related collection period
(b) Aggregate Contract Balance at end of related collection period
(c) Note Value at beginning of related collection period
(d) Note Value at end of related collection period

(iv) Before and after giving effect to distributions on this Distribution Date

(a) (1) outstanding principal amount of Class A-1 Notes
(2) outstanding principal amount of Class A-1 Notes
(3) Class A-1 Note Pool Factor
(4) Class A-1 Note Pool Factor

(b) (1) outstanding principal amount of Class A-2 Notes
(2) outstanding principal amount of Class A-2 Notes
(3) outstanding principal amount of Class A-2a Notes
(4) outstanding principal amount of Class A-2a Notes
(5) Class A-2a Note Pool Factor
(6) Class A-2a Note Pool Factor
(7) outstanding principal amount of Class A-2b Notes
(8) outstanding principal amount of Class A-2b Notes
(9) Class A-2b Note Pool Factor
(10) Class A-2b Note Pool Factor

(c) (1) outstanding principal amount of Class A-3 Notes
(2) outstanding principal amount of Class A-3 Notes
(3) outstanding principal amount of Class A-3a Notes
(4) outstanding principal amount of Class A-3a Notes
(5) Class A-3a Note Pool Factor
(6) Class A-3a Note Pool Factor
(7) outstanding principal amount of Class A-3b Notes
(8) outstanding principal amount of Class A-3b Notes
(9) Class A-3b Note Pool Factor

(10) Class A-3b Note Pool Factor

(d) (1) outstanding principal amount of Class B Notes
    (2) outstanding principal amount of Class B Notes
    (3) Class B Note Pool Factor
    (4) Class B Note Pool Factor

(v) Amount of Servicing Fee paid

(vi) Amount of Administration Fee being paid

(vii) Amount of Net Swap Payment

(viii) Amount of Swap Termination Payments paid by the Issuing Entity

(ix) Other expenses being paid

(x) Cumulative Prepayment Rate for the related Collection Period

(xi) Three-Month Rolling Over 60-Day Delinquency Percentage

(xii) Aggregate Amount of Realized Losses for the related Collection Period

(xiii) Aggregate amount of Cumulative Realized Losses through the related Collection period

(xiv) Aggregate Purchase Amounts for the related Collection Period

(xv) (a) Balance of Reserve Account at beginning of related Collection Period
    (b) Balance of Reserve Account at end of related Collection Period

(xvi) Specified Reserve Account Balance at end of related Collection Period

TRUSTEE INSTRUCTIONS

The undersigned hereby certify that (i) they are, respectively, a duly elected [title] and [title] of Caterpillar Financial Services Corporation and (ii) <u>Exhibit A</u> hereto complies with the requirements of, and is being delivered pursuant to, <u>Section 5.05(b)</u> of the Sale and Servicing Agreement (the "Sale and Servicing Agreement") dated as of September 1, 2007 between Caterpillar Financial Asset Trust 2007-A, Caterpillar Financial Funding Corporation and Caterpillar Financial Services Corporation.

Dated:_____

                                             _____

Name:
Title:

                                             _____

Name:
Title:

EXHIBIT A
TO SCHEDULE D

TRUSTEE INSTRUCTIONS

Attn: Melissa Rosal, Vice President
U.S. Bank National Association
Fax: (312) 325-8905

Re: Caterpillar Financial Asset Trust 2007-A, Account #[______]

Please make the following distributions from the above referenced account:

(i) Payment of Servicing Fee (including any previously unpaid Servicing Fees) to Servicer pursuant to Section 5.05 (b)(i):

(ii) to the Administrator under the Administration Agreement, the Administration Fee (including any previously unpaid Administration Fees) pursuant to Section 5.05(b)(ii):

(iii) to the Swap Counterparty, any Net Swap Payment pursuant to Section 5.05(b)(iii):

(iv) Class A Noteholders' Interest Distributable Amount to be remitted to the Class A Noteholders pursuant to Section 5.05(b) (iv):

(v) to the Swap Counterparty, any Senior Swap Termination Payment pursuant to Section 5.05(b)(iv):

(vi) Amount of First Priority Principal Distribution Amount to be deposited to the Principal Distribution Account pursuant to Section 5.05 (b) (v) :

(vii) Class B Noteholders' Interest Distributable Amount to be remitted to the Class B Noteholders pursuant to Section 5.05(b)(vi):

(viii) Amount of the Regular Principal Distribution to be deposited to the Principal Distribution Account pursuant to Section 5.05(b)(vii):

(ix) Deposit to Reserve Account pursuant to Section 5.05 (b)(viii):

(x) to the Indenture Trustee under the Indenture, all unpaid Indenture Trustee fees and expenses pursuant to Section 5.05(b)(ix):

(xi) to the Issuing Entity under Section 5.05(b)(ix), the amount of any State taxes payable by the Issuing Entity:

(xii) to the Swap Counterparty, any Subordinated Swap Termination Payment, pursuant to Section 5.05(b)(x):

(xiii) The amount to be deposited to the Certificate Distribution Account pursuant to Section 5.05 (b) (xi) for distribution to the

holders of the Certificates:

(xiv)   Amount to be distributed from the Principal Distribution Account to each Class of Noteholders, and to the holders of the Certificates:

(xv)   Amount to be withdrawn from the Reserve Account and deposited to the Collection Account pursuant to Section 5.06(b); and

(xvi)   Amount to be withdrawn from the Reserve Account and deposited to the Certificate Distribution Account pursuant to Section 5.06(c):

Wire instructions for Certificate Distribution Account:

The Bank of New York
        New York, NY
        ABA# 021 000 018
        Account GLA#111565

        FOR FURTHER CREDIT TO:
        TAS Account # [_____]
        Reference: Cat Financial 2007-A Certificate Distribution
Account
        Attention: Cynthia Davis Tel: (312) 827-8553
                                    Fax: (312) 827-8563

Wire instructions when remitting Excess Reserve and amounts due Depositor (when not sent to Certificate Distribution Account):

        The Bank of New York
        ABA# 021000018
        Account GLA#111565
        FOR FURTHER CREDIT TO:
        Caterpillar Financial Funding Corporation
        TAS Account # [_____]
        Reference: CAT FIN 2007-A

Servicer Contact: Dena Kinnard (615) 341-8459
                   Caterpillar Financial Services Corporation

PURCHASE AGREEMENT

between

CATERPILLAR FINANCIAL SERVICES CORPORATION

Seller

and

CATERPILLAR FINANCIAL FUNDING CORPORATION

Depositor

Dated as of September 1, 2007

TABLE OF CONTENTS

EXHIBIT A   ASSIGNMENT OF RECEIVABLES

PURCHASE AGREEMENT, dated as of September 1, 2007, between CATERPILLAR FINANCIAL SERVICES CORPORATION, a Delaware corporation, as seller (together with its successors and assigns, the "Seller"), and CATERPILLAR FINANCIAL FUNDING CORPORATION, a Nevada corporation, as purchaser (together with its successors and assigns, the "Depositor").

WHEREAS in the regular course of its business, the Seller has originated or purchased certain fixed-rate retail installment sale contracts and finance lease contracts secured by new and used machinery and equipment; and

WHEREAS the Seller and the Depositor wish to set forth the terms pursuant to which the Receivables (as hereinafter defined) are to be sold by the Seller to the Depositor, which Receivables will be transferred by the Depositor, pursuant to the Sale and Servicing Agreement (as hereinafter defined), to Caterpillar Financial Asset Trust 2007-A, a Delaware statutory trust (the "Issuing Entity"), and the Issuing Entity will issue (i) an Asset Backed Certificate (the "Certificate") pursuant to the Trust Agreement (as hereinafter defined), which will represent an undivided beneficial interest in the Issuing Entity and (ii) the Notes (as hereinafter defined) pursuant to the Indenture (as hereinafter defined), which will represent obligations of the Issuing Entity.

NOW, THEREFORE, in consideration of the foregoing, other good and valuable consideration and the mutual terms and covenants contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.01.   Definitions. Except as otherwise specified herein or as the context may otherwise require, the following terms have the respective meanings set forth below for all purposes of this Agreement.

"Administration Agreement" means the Administration Agreement, dated as of September 1, 2007, among the Issuing Entity, the Depositor, the Seller, as administrator, and U.S. Bank National Association, as indenture trustee, as the same may be amended, modified or supplemented from time to time.

"Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control", when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, by contract or otherwise; and the terms "controlled by," "controlling" and "under common control with" have meanings correlative to the foregoing.

"Affiliate Trust Security Interest" has the meaning specified in Section 4.03(b).

"Agreement" means this Purchase Agreement, as the same may be amended, modified or supplemented from time to time.

"Assignment" means the document of assignment, a form of which is attached as Exhibit A.

"Basic Documents" has the meaning specified in the Indenture.

"Certificate" has the meaning specified in the Trust Agreement.

"Closing Date" means September 27, 2007.

"Contract" has the meaning specified in the Sale and Servicing Agreement.

"Indenture" means the Indenture, dated as of September 1, 2007, between the Issuing Entity and U.S. Bank National Association, as indenture trustee, as the same may be amended, modified or supplemented from time to time.

"Notes" means the Class A-1 5.67225% Asset Backed Notes, the Class A-2a 5.40% Asset Backed Notes, the Class A-2b Floating Rate Asset Backed Notes, the Class A-3a 5.34% Asset Backed Notes, the Class A-3b Floating Rate Asset Backed Notes and the Class B 6.18% Asset Backed Notes issued pursuant to the Indenture.

"Other Equipment" has the meaning specified in Section 4.03(b).

"Other Obligation" has the meaning specified in Section 4.03(a).

"Other Security Interest" has the meaning specified in Section 4.03(a).

"Person" means any individual, corporation, estate, partnership, joint venture, association, joint stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

"Prospectus" means the Prospectus (which consists of a base prospectus dated September 17, 2007, and a prospectus supplement dated September 17, 2007) pursuant to which the Notes were offered.

"Receivable" has the meaning specified in the Sale and Servicing Agreement.

"Receivable Security Interest" has the meaning specified in Section 4.03(a).

"Repurchase Event" has the meaning specified in Section 6.02(a).

"Sale and Servicing Agreement" means the Sale and Servicing Agreement, dated as of September 1, 2007, among the Issuing Entity, the Depositor (in its capacity as seller thereunder) and the Seller (in its capacity as Servicer thereunder), as the same may be amended, modified or supplemented from time to time.

"Schedule of Receivables" means the list of Receivables annexed as Schedule A (which may be in the form of microfiche), as the same may be amended, modified or supplemented from time to time.

"Trust Agreement" means the Amended and Restated Trust Agreement, dated as of September 27, 2007, between the Depositor and The Bank of New York (Delaware), a Delaware banking corporation, as owner trustee, as the same may be amended, modified or supplemented from time to time.

"UCC" means the Uniform Commercial Code as in effect in the relevant jurisdiction, as amended from time to time.

SECTION 1.02.   Other Definitional Provisions.

(a)   Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Sale and Servicing Agreement or, if not defined therein, in the Indenture, or if not defined therein, in the Trust Agreement.

(b)   All terms defined in this Agreement shall have the meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(c)   As used in this Agreement and in any document made or delivered pursuant hereto, accounting terms not defined in this Agreement or in any such other document, and accounting terms partly defined in this Agreement or in any such other document to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles. To the extent that the definitions of accounting terms in this Agreement or in any such other document are inconsistent with the meanings of such terms under generally accepted accounting principles, the definitions contained in this Agreement or in any such other document shall control.

(d)   The words "hereof," "herein," "hereunder," and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; Section, Schedule and Exhibit references contained in this Agreement are references to Sections, Schedules and Exhibits in or to this Agreement unless otherwise specified; the term "including" shall mean "including without limitation"; and the term "or" is not exclusive. Terms used herein that are defined in the New York UCC and not otherwise defined herein shall have the meanings set forth in the New York UCC, unless the context requires otherwise. Any reference herein to the Administration Agreement, the Indenture, the Sale and Servicing Agreement or the Trust Agreement means such agreement as in effect on the Closing Date.

(e)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

ARTICLE II

CONVEYANCE OF RECEIVABLES

SECTION 2.01.   Conveyance of Receivables. In consideration of the sale on the Closing Date of $662,424,010 in Contract Balance of Receivables as of the Cut-off Date, the

Depositor shall deliver to or upon the order of the Seller cash in an amount of $660,717,639.43. The Seller does hereby sell, transfer, assign, set over and otherwise convey to the Depositor, without recourse (subject to the obligations herein), all right, title and interest in and to the following, whether now owned or hereafter acquired:

     (a)   all right, title and interest of the Seller in and to the Receivables, and all monies (including accrued interest) due thereunder on or after the Cut-off Date;

     (b)   the interests of the Seller in the security interests in the Transaction Equipment granted by Obligors pursuant to the Receivables and any other interest of the Seller in such Transaction Equipment, including any Liquidation Proceeds;

     (c)   the interest and rights of the Seller in any proceeds with respect to the Receivables from claims on any physical damage, credit life, liability or disability insurance policies covering Financed Equipment or Obligors, as the case may be;

     (d)   the interest of the Seller in any proceeds of repossessed or returned Transaction Equipment;

     (e)   the interest of the Seller in any proceeds from recourse to, or other payments by, Dealers on Receivables; and

     (f)   the proceeds of any and all of the foregoing.

It is the express intent of the parties hereto that the conveyance of the Receivables and the other property described above by the Seller to the Depositor as provided in this Agreement be, and be construed as, a sale of the Receivables by the Seller to the Depositor. It is, further, not the intention of the parties that such conveyance be deemed the grant of a security interest in the Receivables or the other property described above by the Seller to the Depositor to secure a debt or other obligation of the Seller. However, in the event, notwithstanding the intent of the parties, the Receivables or the other property described above are held to be property of the Seller, or if for any reason this Agreement is held or deemed to create a security interest in the Receivables or the other property described above then, (a) this Agreement shall be a security agreement within the meaning of Article 9 of the New York UCC; and (b) the Seller hereby grants to the Depositor a security interest in all of the Seller's right, title, and interest, whether now owned or hereafter acquired, in and to the property described in clauses (a) through (f) above, as security for the obligations of the Seller hereunder. In connection herewith, the Depositor (or its assignee) shall have all of the rights and remedies of a secured party under the UCC.

Any assignment of the interest of the Depositor pursuant to this <u>Section 2.01</u> shall also be an assignment of the security interest created hereby. The Seller and the Depositor shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement creates a security interest in the Receivables, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of the Agreement.

SECTION 2.02.   Ownership of Receivables Files.

Upon the acceptance by the Seller of the amount set forth in Section 2.01, the ownership of each Receivable and the contents of the related Receivables File shall be vested in the Depositor.

SECTION 2.03.   Books and Records.

The transfer of each Receivable shall be reflected on the Seller's balance sheets and other financial statements prepared in accordance with generally accepted accounting principles as a sale of assets by the Seller to the Depositor. The Seller shall be responsible for maintaining, and shall maintain, a complete and accurate set of accounts, records and computer files for each Receivable which shall be clearly marked to reflect the ownership of each Receivable by the Depositor.

SECTION 2.04.   The Closing.

The conveyance of the Receivables and the other property described in Section 2.01 shall take place on the Closing Date, simultaneously with the closing of the transactions contemplated by the Sale and Servicing Agreement, the Indenture, the underwriting agreements related to the Notes and the other Basic Documents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

SECTION 3.01.   Representations and Warranties of Depositor.   The Depositor hereby represents and warrants to the Seller as of the date hereof and as of the Closing Date:

(a)   Organization and Good Standing. The Depositor is duly organized, validly existing in good standing under the laws of the State of Nevada, and has the power and authority to own its properties and to conduct the business in which it is currently engaged, and had at all relevant times, and has, the power, authority and legal right to acquire and own the Receivables.

(b)   Due Qualification. The Depositor is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business requires such qualifications.

(c)   Power and Authority. The Depositor has the power and authority to execute and deliver this Agreement and to carry out its terms and the execution, delivery and performance of this Agreement has been duly authorized by the Depositor by all necessary corporate action.

(d)   No Violation. The consummation by the Depositor of the transactions contemplated by this Agreement and the fulfillment by the Depositor of the terms hereof do not conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of incorporation or by-laws of the Depositor, or any indenture, agreement or other instrument to which the Depositor is a party or by which it is bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the best of the Depositor's knowledge, any order, rule or regulation applicable to the Depositor of any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties.

(e)　　No Proceedings. There are no proceedings or investigations pending or, to the Depositor's best knowledge, threatened, before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Depositor or its properties which (i) assert the invalidity of this Agreement, (ii) seek to prevent the consummation of any of the transactions contemplated by this Agreement or (iii) seek any determination or ruling that might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement.

SECTION 3.02.　　Representations and Warranties of Seller.

(a)　　The Seller hereby represents and warrants to the Depositor of the date hereof and as of the Closing Date:

(i)　　Organization and Good Standing. The Seller is duly organized, validly existing in good standing under the laws of the State of Delaware, and has the power and authority to own its properties and to conduct the business in which it is currently engaged, and had at all relevant times, and has, the power, authority and legal right to acquire and own the Receivables.

(ii)　　Due Qualification. The Seller is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business requires such qualifications.

(iii)　　Power and Authority. The Seller has the power and authority to execute and deliver this Agreement and to carry out its terms; the Seller has full power and authority to sell and assign the property sold and assigned to the Depositor hereby and has duly authorized such sale and assignment to the Depositor by all necessary corporate action; and the execution, delivery and performance of this Agreement has been duly authorized by the Seller by all necessary corporate action.

(iv)　　No Violation. The consummation by the Seller of the transactions contemplated by this Agreement and the fulfillment by the Seller of the terms hereof neither conflict with, result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the certificate of incorporation or by-laws of the Seller, or any indenture, agreement or other instrument to which the Seller is a party or by which it is bound; nor result in the creation or imposition of any Lien upon any of its properties pursuant to the terms of any such indenture, agreement or other instrument (other than the Basic Documents); nor violate any law or, to the best of the Seller's knowledge, any order, rule or regulation applicable to the Seller of any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties.

(v)   No Proceedings.   There are no proceedings or investigations pending, or, to the best of Seller's knowledge, threatened, before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Seller or its properties which (i) assert the invalidity of this Agreement, (ii) seek to prevent the consummation of any of the transactions contemplated by this Agreement or (iii) seek any determination or ruling that might materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, this Agreement.

(vi)   No Consents Required.   All approvals, authorizations, consents, orders or other actions of any Person or of any Governmental Authority required in connection with the execution and delivery by the Seller of this Agreement or any other Basic Document, the performance by the Seller of the transactions contemplated by this Agreement or any other Basic Document and the fulfillment by the Seller of the terms hereof or thereof, have been obtained or have been completed and are in full force and effect (other than approvals, authorizations, consents, orders or other actions which if not obtained or completed or in full force and effect would not have a material adverse effect on the Seller or upon the collectability of any Receivable or upon the ability of the Seller to perform its obligations under this Agreement).

(b)   The Seller makes the following representations and warranties as to the Receivables on which the Depositor relied in accepting the Receivables. The parties hereto acknowledge that the representations and warranties below require the Seller to monitor conditions that it may not have the ability to monitor. Accordingly, wherever the Seller makes, or is deemed to make, a representation that it cannot monitor, such representation shall be made as if prefaced with the phrase "to the best of the Seller's knowledge"; provided, however, that the determination as to whether a Repurchase Event has occurred pursuant to Section 6.02 shall be made without reliance on whether the Seller actually had knowledge of the accuracy of any of its representations. Such representations and warranties speak as of the execution and delivery of this Agreement but shall survive the sale, transfer and assignment of the Receivables to the Depositor and the subsequent assignments and transfers of the Receivables pursuant to the Sale and Servicing Agreement and the Indenture:

(i)   Characteristics of Receivables.   Each Receivable (A) was originated in the United States of America by the Seller in the ordinary course of business or was originated by a Dealer in the ordinary course of business, in each case in connection with the retail sale by a Dealer of Financed Equipment in the ordinary course of such Dealer's business, was fully and properly executed by the parties thereto, and if originated by such Dealer, was purchased by the Seller from such Dealer and was validly assigned by such Dealer to the Seller in accordance with its terms, (B) has created a valid, subsisting and enforceable (subject to paragraph (iv) below) first priority security interest in favor of the Seller in the Financed Equipment, and if applicable, a valid, subsisting and enforceable (subject to paragraph (iv) below) security interest in favor of the Seller in the Cross-Collateralized Equipment, which security interests are assignable by the Seller to the Depositor, by the Depositor to the Issuing Entity and by the Issuing Entity to the Indenture Trustee, (C) contains customary and enforceable (subject to paragraph (iv) below) provisions such that the rights and remedies of the holder thereof are adequate for realization against the collateral of the benefits of the security and (D) provides for fixed payments (except as described below) on a periodic basis, yields interest at a fixed-rate (in the case of Receivables related to an Installment Sales Contract) and is prepayable without premium or penalty at any time. The fixed payments provided for are sufficient to amortize the Amount Financed of such Receivable by maturity and yield interest at the APR.

(ii)   <u>Schedule of Receivables</u>. The information set forth in the Schedule of Receivables to this Agreement is true and correct in all material respects as of the opening of business on the Cut-off Date and no selection procedures believed to be adverse to the Noteholders or the Certificateholder as assignees of the Depositor were utilized in selecting the Receivables. The computer tape regarding the Receivables made available to the Depositor and its assigns is true and correct in all respects.

(iii)   <u>Compliance with Law</u>. Each Receivable and the sale or lease of the Financed Equipment complied at the time it was originated or made, and at the execution of this Agreement complies in all material respects, with all requirements of applicable federal, state and local laws and regulations thereunder, including usury laws, the Federal Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Federal Trade Commission Act, the Magnuson-Moss Warranty Act, the Federal Reserve Board's Regulations B and S and other equal credit opportunity and disclosure laws.

(iv)   <u>Binding Obligations</u>. Each Receivable represents the genuine, legal, valid and binding payment obligation in writing of the Obligor, enforceable by the holder thereof (which as of the Closing Date is the Seller) in accordance with its terms, subject to bankruptcy, insolvency and other laws relating to the enforcement of creditors' rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Such enforceability has not been and is not adversely affected by whether or not the Seller was or is qualified to do business in the state in which the Obligor was or is located.

(v)   Security Interest in Financed Equipment. Immediately prior to the sale, assignment and transfer thereof, each Receivable shall be secured by a validly perfected first priority security interest in the Financed Equipment in favor of the Seller as secured party. As of the Cut-off Date, such Financed Equipment is located in the United States of America.

(vi)   Receivables in Force. No Receivable has been satisfied, subordinated or rescinded and no Financed Equipment been released from the lien granted by the related Receivable in whole or in part. No Receivable is rescindable on the basis of whether or not the Seller was or is qualified to do business in the state in which the Obligor was or is located.

(vii)   Prospectus Information. As of the Cut-off Date, each Receivable conforms and all Receivables in the aggregate conform, in all material respects, to the description set forth in the Prospectus, including all statistical data or otherwise.

(viii) No Amendments. No Receivable has been amended such that the amount of the Obligor's Scheduled Payments has been increased or decreased, except for increases or decreases resulting from the inclusion of any premium for forced-placed physical damage insurance covering the Financed Equipment.

(ix)   No Defenses. No right of rescission, setoff, counterclaim or defense has been asserted or threatened with respect to any Receivable.

(x)   No Liens. No liens or claims have been filed for work, labor or materials relating to any Financed Equipment that are liens prior to, or equal or coordinate with, the security interest in the Financed Equipment granted by the Receivable.

(xi)   No Default. No Receivable has a payment that is more than 30 days overdue as of the Cut-off Date and, except as permitted in this paragraph, no default, breach, violation or event permitting acceleration under the terms of any Receivable has occurred and is continuing; and (except for payment defaults continuing for a period of not more than 30 days) no continuing condition that with notice or the lapse of time would constitute a default, breach, violation or event permitting acceleration under the terms of any Receivable has arisen; and the Seller has not waived and shall not waive any of the foregoing.

(xii)   Insurance. Each Obligor is required to obtain and maintain physical damage insurance and/or liability insurance, as applicable, covering the Financed Equipment in accordance with the Seller's normal requirements.

(xiii) Title. It is the intention of the Seller that the transfer and assignment herein contemplated constitute a sale of the Receivables from the Seller to the Depositor, and that the beneficial interest in and title to the Receivables not be part of the debtor's estate in the event of the filing of a bankruptcy petition by or against the Seller under any bankruptcy law. No

Receivable has been sold, transferred, assigned or pledged by the Seller to any Person other than the Depositor. Immediately prior to the transfer and assignment herein contemplated, the Seller has good and marketable title to each Receivable, free and clear of all Liens, encumbrances, security interests and rights of others and, immediately upon the transfer thereof, the Depositor shall have good and marketable title to each Receivable, free and clear of all Liens, tax, governmental or similar liens, encumbrances, security interests and rights of others; and the transfer of the Receivables to the Depositor has been or will be within 10 days after the Closing Date perfected under the UCC.

(xiv) <u>Lawful Assignment</u>. No Receivable has been originated in, or is subject to the laws of, any jurisdiction under which the sale, transfer and assignment of such Receivable or any Receivable under this Agreement, the Sale and Servicing Agreement or the Indenture is unlawful, void or voidable.

(xv) <u>All Actions Taken</u>. All actions necessary to give the Depositor a first priority perfected ownership interest in the Receivables pursuant to the UCC have been taken or will be taken within 10 days after the Closing Date.

(xvi) <u>Leases</u>. Each Lease, relating to any Receivable (A) creates a security interest rather than a lease for purposes of Section 1-201 of the UCC, (B) is not a "consumer lease" within the meaning of Article 2A of the UCC in any jurisdiction where said Article 2A has been adopted and governs the construction thereof, (C) to the best knowledge of Seller, the related Obligor has accepted the related Financed Equipment leased to it and has not notified Seller of any defects therein, (D) is by its terms an absolute and unconditional obligation of the related Obligor and non-cancelable, (E) requires the related Obligor to maintain the related Financed Equipment for its own account except for any rental, (F) the rights with respect to such Lease are assignable by the Seller thereunder without the consent of any Person, (G) is net to the Seller of any maintenance, taxes, insurance or other expenses, (H) contains provisions requiring the related Obligor to assume all risk of loss or malfunction of the related Financed Equipment and (I) may not be prepaid by its terms, although the Obligor may discharge its obligations by prepaying the aggregate remaining lease scheduled payments.

(xvii) <u>Maturity of Receivables</u>. Each Receivable has a final scheduled payment date due not later than the payment date occurring in August 2012 as of the Cut-off Date and the weighted average remaining term of the Receivables is 40 months as of the Cut-off Date.

(xviii) <u>Location of Receivable Files</u>. The Receivable Files are kept at the location listed in Schedule B to the Sale and Servicing Agreement.

(xix) <u>Outstanding Contract Balance</u>. Each Receivable has an outstanding Contract Balance of at least $5,063 as of the Cut-off Date.

(xx)   No Bankruptcies. No Obligor on any Receivable as of the Cut-off Date was noted in the related Receivable File as having filed for bankruptcy or as being subject to a bankruptcy proceeding and to the Seller's knowledge no such proceeding is pending or threatened against any Obligor.

(xxi)   No Repossessions.   No Financed Equipment securing any Receivable is in repossession status.

(xxii)   Chattel Paper.   Each Receivable constitutes "tangible chattel paper" within the meaning of the UCC of the States of New York and Nevada;

(xxiii)   Obligors. None of the Receivables is due from any Person which does not have a mailing address in the United States of America. No Receivable is due from the United States of America or any State or from any agency, department, instrumentality or political subdivision thereof.

(xxiv)   One Original. There is only one Original Contract related to each Receivable. With respect to each Receivable, the Seller has a perfected, first priority ownership or security interest in such Receivable, free and clear of all Liens, encumbrances, security interests or rights of others.

(xxv)   Payment Frequency. As of the Cut-off Date and as shown on the books of the Seller, Receivables having an aggregate Contract Balance equal to approximately 85.5% of the aggregate Contract Balance of all Receivables had monthly scheduled payments; and as of the Cut-off Date and as shown on the books of the Seller, Receivables having an aggregate Contract Balance equal to approximately 14.5% of the aggregate Contract Balance of all Receivables had scheduled payments which have monthly scheduled payments other than certain months specified therein for which payment is skipped.

(xxvi)   Interest Accrual. Each Receivable related to an Installment Sales Contract is, as of the Closing Date, accruing interest.

(xxvii)   Notification of Obligors. With respect to each Dealer Receivable, the related Obligor has been notified with respect to the assignment of the related Contract to the Seller.

ARTICLE IV

CONDITIONS

SECTION 4.01.   Conditions to the Obligation of the Depositor. The obligation of the Depositor to purchase the Receivables is subject to the satisfaction of the following conditions:

(a)   Representations and Warranties True. The representations and warranties of the Seller hereunder shall be true and correct on the Closing Date with the same effect as if then made and the Seller shall have performed all obligations to be performed by it hereunder on or prior to the Closing Date.

(b)   Computer Files Marked. The Seller shall, at its own expense on or prior to the Closing Date (i) indicate in its computer files that the Receivables have been sold to the Depositor pursuant to this Agreement and sold by the Depositor to the Issuing Entity pursuant to the Sale and Servicing Agreement and (ii) deliver to the Depositor the Schedule of Receivables certified by the Chairman, the President, a Vice President, Secretary, the Treasurer or an Assistant Treasurer of the Seller to be true, correct and complete.

(c)   Documents to be Delivered by Seller at Closing.

(i)   Assignment. On the Closing Date, the Seller will execute and deliver the Assignment. The Assignment shall be substantially in the form of Exhibit A.

(ii)   Other Documents. On the Closing Date, the Seller will execute and deliver such other documents as the Depositor may reasonably request.

(d)   Other Transactions.   The transactions contemplated by the Basic Documents to be consummated on the Closing Date shall be consummated on such date.

SECTION 4.02.   Conditions to Obligation of Seller. The obligation of the Seller to sell the Receivables to the Depositor is subject to the satisfaction of the following conditions:

(a)   Representations and Warranties True. The representations and warranties of the Depositor hereunder shall be true and correct on the Closing Date with the same effect as if then made and the Depositor shall have performed all obligations to be performed by it hereunder on or prior to the Closing Date.

(b)   Receivables Purchase Price. On the Closing Date, the Depositor shall have delivered to the Seller the purchase price specified in Section 2.01.

SECTION 4.03.   Junior Liens on Financed Equipment and Other Equipment.

(a)   To the extent that any item of Financed Equipment is subject to a security interest in favor of the Seller (each, an "Other Security Interest") to secure an obligation of the related Obligor that is not part of a Receivable that has been transferred to the Depositor pursuant to Section 2.01 (each, an "Other Obligation"), then the Seller agrees that, notwithstanding any other provision of any document, instrument or agreement to the contrary, and until (i) the related Receivable has been paid in full or (ii) the security interest in such item of Financed Equipment that secures the Receivable (the "Receivable Security Interest") has been discharged or released, (A) the Receivable Security Interest in the Financed Equipment shall be prior and senior to the Other Security Interest in the Financed Equipment, and the Other Security Interest in the Financed Equipment shall be subordinate and junior to the Receivable Security Interest in the Financed Equipment, (B) the Seller shall not transfer the Other Obligation to an Affiliate of the Seller or a trust (other than the Issuing Entity) established by the Depositor or any of its Affiliates unless the documentation for such transaction provides that the Receivable Security Interest in the Financed Equipment shall be prior and senior to the Other Security Interest in the Financed Equipment, and the Other Security Interest in the Financed Equipment shall be subordinate and junior to the Receivable Security Interest in the Financed Equipment, and (C) the Seller shall not transfer the Other Obligation (other than as described in clause (B) of this paragraph) unless the transferee agrees in writing that the Receivable Security Interest in the Financed Equipment shall be prior and senior to the Other Security Interest in the Financed Equipment, and the Other Security Interest in the Financed Equipment shall be subordinate and junior to the Receivable Security Interest in the Financed Equipment.

(b)   To the extent that any Receivable is secured by a security interest in any equipment other than the Financed Equipment (the "Other Equipment") and such Other Equipment is subject to a security interest (each, an "Affiliate Trust Security Interest") in favor of the Seller that has been or will in the future be assigned by the Seller to a trust (other than the Issuing Entity) established by the Depositor or any of its Affiliates, then the Seller and the Depositor agree that the Affiliate Trust Security Interest in the Other Equipment shall be prior and senior to the security interest in the Other Equipment that secures the Receivable, and the security interest in the Other Equipment that secures the Receivable shall be subordinate and junior to the Affiliate Trust Security Interest in the Other Equipment.

ARTICLE V

COVENANTS OF THE SELLER AND THE DEPOSITOR

The Seller and the Depositor agree with each other as follows; provided, however, that to the extent that any provision of this Article conflicts with any provision of the Sale and Servicing Agreement, the Sale and Servicing Agreement shall govern:

SECTION 5.01.   Protection of Right, Title and Interest.

(a)   Further Assurances. The Seller shall take all actions to preserve and protect the right, title and interest of the Depositor in and to the Receivables and the other property transferred to the Depositor pursuant to Section 2.01. The Depositor shall cooperate fully with the Seller in connection with the obligations set forth above and will execute any and all documents reasonably required to fulfill the purpose of this paragraph.

(b)   Name Change. Within 15 days after the Seller makes any change in its name or type or jurisdiction of organization, the Seller shall give the Depositor notice of any such change.

(c)   UCC Financing Statements. The Seller shall file and maintain all appropriate financing statements (in the proper filing office, in the appropriate jurisdiction), necessary to perfect, and maintain the perfection of, the ownership interest or security interest of the Depositor in the Receivables.

SECTION 5.02.   Other Liens or Interests. Except for the conveyances hereunder and pursuant to the Sale and Servicing Agreement and the other Basic Documents, the Seller shall not sell, pledge, assign or transfer to any Person, or grant, create, incur, assume or suffer to exist any Lien arising through or under it or any Dealer on, any interest in, to and under the Receivables, and the Seller shall defend the right, title and interest of the Depositor in, to and under the Receivables against all claims of third parties claiming through or under the Seller or any Dealer; provided, however, that the Seller's obligations under this Section shall terminate one year and one day after the termination of the Issuing Entity pursuant to the Trust Agreement.

SECTION 5.03.   Chief Executive Office. During the term of the Receivables, the Seller will maintain its chief executive office in one of the States of the United States of America or the District of Columbia.

SECTION 5.04.   Corporate Existence.

(a)   During the term of this Agreement, the Depositor will keep in full force and effect its existence, rights and franchises as a corporation under the laws of Nevada and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, the Basic Documents and each other instrument or agreement necessary or appropriate to the proper administration of this Agreement and the Sale and Servicing Agreement and the transactions contemplated hereby.

(b)   The Seller will not take any action or fail to take any action if such act or omission would cause the Depositor not to observe the covenants set forth in Section 5.04(c) or to violate the provisions of the Depositor's articles of incorporation.

(c)   The Depositor and the Seller agree that each of their respective businesses shall be conducted as follows, and neither Depositor nor the Seller shall take any action or fail to take any action if such act or omission would cause its respective business not to be conducted as follows:

(i)   The Depositor will maintain both an office at which its business is and will be conducted and a telephone number separate from the Seller or any of the Seller's Affiliates.

(ii)   At least two of the Depositor's directors are not and will not be directors, officers or employees of the Seller or any of the Seller's Affiliates. No employee of the Depositor shall engage in any servicing functions with respect to the Receivables and, with respect to the Depositor, shall only engage in corporate governance and clerical functions. So long as the Depositor maintains an employee at its office, the Depositor shall at all times maintain comprehensive liability and workmen's compensation insurance (as is customary for commercial enterprises) in an amount, when taking into account any available umbrella policy, at least equal to $5,000,000.

(iii)   The Depositor will maintain corporate records and books and accounts separate from those of the Seller or any of the Seller's Affiliates.

(iv)   Except as expressly permitted by the Sale and Servicing Agreement with respect to collections on the Receivables prior to the transfer of such collections to the Collection Account, the Depositor's funds will not be commingled with those of the Seller or any of the Seller's Affiliates, and the Depositor shall maintain bank accounts separate from those of the Seller or any of the Seller's Affiliates.

(v)   As long as it is the Servicer, the Seller shall maintain records permitting a determination on a daily basis of the amount and location of any of its funds which are commingled as permitted under clause (iv) above.

(vi)   The Board of Directors of the Depositor will take appropriate corporate action (including holding meetings or acting by unanimous consent) to authorize all of the Depositor's corporate actions, and minutes shall be maintained by the Depositor separate and apart from those of the Seller or any of the Seller's Affiliates.

(vii)   The Depositor shall at all times be adequately capitalized to engage in the transactions contemplated at its formation. Without limiting the foregoing, the Depositor shall at all times maintain capital sufficient to pay its rent, salary of any employee, and any required insurance from the Closing Date until the termination of the Issuing Entity in accordance with the terms and conditions of the Trust Agreement.

(viii)   The Depositor shall not incur or guarantee any debt other than under the Sale and Servicing Agreement, nor shall the Depositor make any loans, pledge its assets for the benefit of any other entity or hold out its credit as being available to satisfy the obligations of others, other than as permitted by the Depositor's articles of incorporation.

(ix)   The Depositor shall not engage in any transaction with the Seller or any of the Seller's Affiliates on terms more favorable than in a similar transaction involving a third party.

(x)   The Depositor shall at all times use its own stationery.

(xi)   The Depositor shall always be described as a separate corporation, and never as a department, division or otherwise of the Seller or any of the Seller's Affiliates.

(xii)   The Depositor shall act solely in its own corporate name and through its own authorized officers and agents. Neither the Depositor nor any of Depositor's Affiliates shall be appointed agent of the Seller, except as expressly provided for by the Sale and Servicing Agreement and the Administration Agreement.

(xiii)   The data and records (including computer records) used by the Depositor or the Seller in the collection and administration of the Receivables shall reflect the Depositor's ownership interest therein.

(xiv)   Other than organizational expenses, the Depositor shall be responsible for the payment of all expenses including the salaries of its employees, indebtedness and other obligations incurred by it, including a fair and reasonable allocation for shared office space.

(xv)   The Depositor shall at all times hold itself out to the public under the Depositor's own name as a legal entity separate and distinct from the Seller and any of the Seller's Affiliates and shall correct any known misunderstanding regarding its separate identity.

(xvi)   None of the Depositor's funds nor any of the funds held by the Seller on behalf of the Depositor or the holders of the Certificate or the Notes shall be invested in securities issued by the Seller or any of the Seller's Affiliates.

(xvii)   The Depositor shall at all times maintain a sufficient number of employees in light of its contemplated business operations.

(xviii) At any time the Notes are outstanding, the Seller shall not (A) dissolve or liquidate, (B) merge or consolidate with any other entity, (C) sell its assets substantially in their entirety to any other entity or (D) amend its articles of incorporation, in each case unless the Rating Agency Condition is satisfied.

(d)   The Depositor and the Seller will each furnish to the other on or before April 30 of each year (commencing April 30, 2008) for so long as any Certificate or Note remains outstanding an Officer's Certificate to the effect that all of its respective obligations under this Section 5.04 have been fulfilled throughout the preceding calendar year (or the period from the Closing Date until December 31, 2007, as applicable), or, if there has been any default in the fulfillment of any such obligations, specifying each such default known to the signer thereof and the nature and status thereof.

(e)   The Seller will not transfer or assign any interest in the Depositor except pursuant to an instrument under which the transferee or assignee of such interest expressly assumes the performance of all covenants of the Seller to be performed or observed under this Section 5.04.

(f)   The annual consolidated audited financial statements of the Depositor and the Seller will reflect the results of the issuance of the Notes and Certificates in accordance with generally accepted accounting principles and also disclose that the assets of the Depositor are not available to pay creditors of the Seller or any other Affiliate of the Seller.

SECTION 5.05.   Indemnification. The Seller shall indemnify the Depositor for any liability as a result of the failure of a Receivable to be originated in compliance with all requirements of law and for any breach of any of its representations and warranties contained

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herein, other than the representations and warranties made pursuant to Section 3.02(b) for which the sole remedy shall be provided by Section 6.02; provided, however, that the Seller shall indemnify the Depositor for any liability arising from a breach of Section 3.02(b)(ii), (iii) and (xxv). These indemnity obligations shall be in addition to any other obligation that the Seller may otherwise have.

SECTION 5.06.   Regulation AB Compliance.   The Seller shall provide to the Depositor such information and disclosure regarding the Seller and the Receivables as is required to enable the Depositor to comply with all of its obligations under Regulation AB under the Securities Act of 1933 and the Securities Exchange Act of 1934.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.01.   Obligations of Seller.   The obligations of the Seller under this Agreement shall not be affected by reason of any invalidity, illegality or irregularity of any Receivable.

SECTION 6.02.   Repurchase Events.

(a)   The Seller hereby covenants and agrees with the Depositor for the benefit of the Depositor, the Indenture Trustee, the Noteholders, the Owner Trustee and the Certificateholder that the occurrence of a breach of any of the Seller's representations and warranties contained in Section 3.02(b) (other than the representation and warranty contained in Section 3.02(b)(xxv)) in respect of a Receivable shall constitute an event obligating the Seller to repurchase such Receivable (each, a "Repurchase Event"), at the Purchase Amount from the Depositor or from the Issuing Entity.

(b)   These repurchase obligations of the Seller shall constitute the sole remedies to the Depositor, the Indenture Trustee, the Noteholders, the Owner Trustee and the Certificateholder against the Seller with respect to any Repurchase Event.

(c)   The terms and conditions of the Depositor's rights and obligations to enforce its right of repurchase pursuant to this Section 6.02 shall be governed by Section 3.02 of the Sale and Servicing Agreement.

SECTION 6.03.   Depositor Assignment of Repurchased Receivables.   With respect to all Receivables repurchased by the Seller pursuant to this Agreement, the Depositor shall assign, without recourse, representation or warranty, to the Seller all the Depositor's right, title and interest in and to such Receivables, and all security and documents relating thereto.

SECTION 6.04.   Issuing Entity.   The Seller acknowledges and agrees that (a) the Depositor will, pursuant to the Sale and Servicing Agreement, sell the Receivables to the Issuing Entity and assign its rights under this Agreement to the Issuing Entity, (b) the Issuing Entity will, pursuant to the Indenture, assign such Receivables and such rights to the Indenture Trustee and (c) the representations and warranties contained in this Agreement and the rights of the Depositor under this Agreement, including Section 6.02, are intended to benefit the Issuing Entity, the

Certificateholder and the Noteholders (and may be enforced directly by the Indenture Trustee on behalf of the Noteholders and by the Owner Trustee on behalf of the Issuing Entity or the Certificateholder). The Seller hereby consents to all such sales and assignments.

SECTION 6.05.   Amendment. This Agreement may be amended from time to time, with prior written notice to the Rating Agencies, by a written amendment duly executed and delivered by the Seller and the Depositor, without the consent of the Noteholders or the Certificateholder, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Noteholders or Certificateholder; provided that such amendment will not, as expressed in an Opinion of Counsel, materially and adversely affect the interest of any Noteholder or the Certificateholder or the federal tax characterization of the Notes. This Agreement may also be amended by the Seller and the Depositor, with prior written notice to the Rating Agencies, with the consent of the Noteholders evidencing a majority in the Outstanding Principal Amount of the Notes and the Certificateholder for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of Noteholders or the Certificateholder; provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, any payment by Seller hereunder or collections of payments on Receivables or distributions that are required to be made for the benefit of Noteholders or the Certificateholder or (ii) reduce the aforesaid percentage of the Notes and the Certificate which are required to consent to any such amendment, without the consent of the holders of all the outstanding Notes and the holder of the Certificate.

SECTION 6.06.   Waivers. No failure or delay on the part of the Depositor in exercising any power, right or remedy under this Agreement or the Assignment shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy.

SECTION 6.07.   Notices. All demands, notices and communications under this Agreement shall be in writing, personally delivered or mailed by certified mail, return receipt requested, and shall be deemed to have been duly given upon receipt (a) in the case of the Seller, to Caterpillar Financial Services Corporation, 2120 West End Avenue, Nashville, TN 37203-0001, (615) 341-1000; (b) in the case of the Depositor, to Caterpillar Financial Funding Corporation, 4040 S. Eastern Avenue, Suite 344, Las Vegas, Nevada 89119 (702) 735-2514; (c) in the case of Moody's, to Moody's Investors Service, Inc., ABS Monitoring Department, 99 Church Street, New York, New York 10007; and (d) in the case of Standard & Poor's, to Standard & Poor's Ratings Services, 55 Water Street, 40th Floor, New York, New York 10004, Attention of Asset Backed Surveillance Department; or as to each of the foregoing, at such other address as shall be designated by written notice to the other parties.

SECTION 6.08.   Costs and Expenses. The Seller will pay all expenses incident to the performance of its obligations under this Agreement, and the Seller agrees to pay all reasonable out-of-pocket costs and expenses of the Depositor, excluding fees and expenses of counsel, in connection with the perfection as against third parties of the Depositor's right, title and interest in and to the Receivables and the enforcement of any obligation of the Seller hereunder.

SECTION 6.09.   Representations of Seller and Depositor.   The respective agreements, representations, warranties and other statements by the Seller and the Depositor set forth in or made pursuant to this Agreement shall remain in full force and effect and will survive the closing under Section 2.04.

SECTION 6.10.   Confidential Information. The Depositor agrees that it will neither use nor disclose to any Person the names and addresses of the Obligors, except in connection with the enforcement of the Depositor's rights hereunder, under the Receivables, under the Sale and Servicing Agreement or any other Basic Document or as required by any of the foregoing or by law.

SECTION 6.11.   Headings . The various headings in this Agreement are included for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement.

SECTION 6.12.   Governing Law. THIS AGREEMENT AND THE ASSIGNMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW), AND THE OBLIGATIONS, RIGHTS, REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

SECTION 6.13.   Counterparts. This Agreement may be executed in two or more counterparts and by different parties on separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers duly authorized as of the date first above written.

CATERPILLAR FINANCIAL FUNDING
CORPORATION, as Depositor

By: /s/ David A. Kacynski
     Name: David A. Kacynski
     Title: Treasurer

CATERPILLAR FINANCIAL SERVICES
CORPORATION, as Seller

By: /s/ James A. Duensing
     Name: James A. Duensing
     Title: Executive Vice President and Chief Financial Officer

SCHEDULE A

SCHEDULE OF RECEIVABLES

EXHIBIT A

ASSIGNMENT OF RECEIVABLES

September 27, 2007

For value received, in accordance with the Purchase Agreement, dated as of September 1, 2007 (the "Purchase Agreement"), between the undersigned, as seller, and Caterpillar Financial Funding Corporation, as purchaser (the "Depositor"), the undersigned does hereby sell, assign, transfer and otherwise convey unto the Depositor, without recourse, (i) all right, title and interest of the undersigned in and to the Receivables, and all monies (including accrued interest) due thereunder on and after the Cut-off Date; (ii) the interests of the undersigned in the security interests in the Transaction Equipment granted by Obligors pursuant to the Receivables and any other interest of the undersigned in such Transaction Equipment, including any Liquidation Proceeds; (iii) the interest and rights of the undersigned in any proceeds with respect to the Receivables from claims on any physical damage, credit life, liability or disability insurance policies covering Financed Equipment or Obligors, as the case may be; (iv) the interest of the undersigned in any proceeds from recourse to, or other payment by, Dealers on Receivables; and (v) the proceeds of any and all of the foregoing.

This Assignment is made pursuant to and upon the representations, warranties and agreements on the part of the undersigned contained in the Purchase Agreement and is to be governed by the Purchase Agreement.

Capitalized terms used herein and not otherwise defined shall have the meaning assigned to them in the Purchase Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Assignment to be duly executed as of the date first set forth above.

CATERPILLAR FINANCIAL SERVICES
CORPORATION

By: _____
Name:
Title:

1

Exhibit 10.2

CATERPILLAR FINANCIAL ASSET TRUST 2007-A

Class A-1 5.67225% Asset Backed Notes

Class A-2a 5.40% Asset Backed Notes

Class A-2b Floating Rate Asset Backed Notes

Class A-3a 5.34% Asset Backed Notes

Class A-3b Floating Rate Asset Backed Notes

Class B 6.18% Asset Backed Notes

ADMINISTRATION AGREEMENT

Dated as of September 1, 2007

CATERPILLAR FINANCIAL SERVICES CORPORATION

Administrator

ADMINISTRATION AGREEMENT, dated as of September 1, 2007 (as amended, modified or supplemented from time to time, this "Agreement"), among CATERPILLAR FINANCIAL ASSET TRUST 2007-A, a Delaware statutory trust (the "Issuing Entity"), CATERPILLAR FINANCIAL SERVICES CORPORATION, a Delaware corporation ("CFSC"), as administrator (the "Administrator"), CATERPILLAR FINANCIAL FUNDING CORPORATION, a Nevada corporation, as depositor (the "Depositor"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association, not in its individual capacity but solely as trustee (the "Indenture Trustee").

W I T N E S S E T H :

WHEREAS the Issuing Entity is issuing the Class A-1 5.67225% Asset Backed Notes (the "Class A-1 Notes"), the Class A-2a 5.40% Asset Backed Notes (the "Class A-2a Notes"), the Class A-2b Floating Rate Asset Backed Notes (the "Class A-2b Notes" and, together with the Class A-2a Notes, the "Class A-2 Notes"), the Class A-3a 5.34% Asset Backed Notes (the "Class A-3a Notes"), the Class A-3b Floating Rate Asset Backed Notes (the "Class A-3b Notes" and, together with the Class A-3a Notes, the "Class A-3 Notes") and the Class B 6.18% Asset Backed Notes (the "Class B Notes"; together with the Class A-1 Notes, Class A-2 Notes and the Class A-3 Notes, the "Notes") pursuant to the Indenture, dated as of September 1, 2007 (as amended, modified or supplemented from time to time, the "Indenture"), between the Issuing Entity and the Indenture Trustee.

WHEREAS the Issuing Entity has entered into certain agreements in connection with the issuance of the Notes and of certain beneficial ownership interests in the Issuing Entity, including (i) a Sale and Servicing Agreement, dated as of September 1, 2007 (as amended, modified or supplemented from time to time, the "Sale and Servicing Agreement") (capitalized terms used herein and not defined herein shall have the meanings assigned such terms in the Sale and Servicing Agreement, or if not defined therein, in the Indenture) among the Issuing Entity, CFSC, as servicer, and the Depositor, (ii) a Depository Agreement dated September 26, 2007 (the "Depository Agreement"), among the Issuing Entity and The Depository Trust Company, (iii) the Indenture and (iv) the Interest Rate Swap Agreement. The Sale and Servicing Agreement, the Depository Agreement, the Indenture and the Interest Rate Swap Agreement are hereinafter referred to collectively as the "Related Agreements";

WHEREAS pursuant to the Related Agreements, the Issuing Entity and the Owner Trustee are required to perform certain duties in connection with (a) the Notes and the collateral therefor granted to the Indenture Trustee pursuant to the Indenture (the "Collateral"), (b) the requirements of the Interest Rate Swap Agreement and (c) the beneficial ownership interests in the Issuing Entity (the holders of such interests being referred to herein as the "Owners");

WHEREAS the Issuing Entity desires to have the Administrator provide certain administrative services to the Issuing Entity and the Owner Trustee;

WHEREAS the Administrator has the capacity to provide the services required hereby and is willing to perform such services for the Issuing Entity and the Owner Trustee on the terms set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1.   Duties of Administrator.

(a)   Duties with Respect to the Related Agreements. (i) The Administrator agrees to cause the Issuing Entity to perform all the duties of the Issuing Entity and the Owner Trustee under the Depository Agreement. In addition, the Administrator shall consult with the Owner Trustee regarding the duties of the Issuing Entity and the Owner Trustee under the Related Agreements. The Administrator shall monitor the performance of the Issuing Entity and shall advise the Owner Trustee when action is necessary to comply with the Issuing Entity's or the Owner Trustee's duties under the Related Agreements. The Administrator shall prepare for execution by the Issuing Entity or the Owner Trustee or shall cause the preparation by other appropriate persons of all documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Issuing Entity or the Owner Trustee to prepare, file or deliver pursuant to any Related Agreement. The Administrator, subject to Section 1(c), shall cause the Issuing Entity to take all appropriate action that it is the duty of the Issuing Entity or the Owner Trustee to take pursuant to the Indenture including, without limitation, the following duties or actions under the Indenture (references are to sections of the Indenture):

(A)   the preparation of or obtaining of the documents and instruments required for authentication of the Notes, if any, and delivery of the same to the Indenture Trustee (Section 2.02);

(B)   causing the Note Register to be kept and giving the Indenture Trustee notice of any appointment of a new Note Registrar and the location, or change in location, of the Note Register (Section 2.04);

(C)   the notification of Noteholders of the final principal payment on their Notes (Section 2.07(b));

(D)   the fixing or causing to be fixed of any specified record date and the notification of the Indenture Trustee and Noteholders with respect to special payment dates, if any (Section 2.07(c));

(E)   the preparation, obtaining or filing of the instruments, opinions and certificates and other documents required for the release of collateral (Section 2.09);

(F)   causing newly appointed Paying Agents, if any, to deliver to the Indenture Trustee the instrument specified in the Indenture regarding funds held in trust (Section 3.03);

(G)   the direction to Paying Agents, if any, to pay to the Indenture Trustee all sums held in trust by such Paying Agents (Section 3.03);

(H)   the obtaining and preservation of the Issuing Entity's qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of the Indenture, the Notes, the Collateral and each other instrument and agreement included in the Trust Estate (Section 3.04);

(I)   the preparation of all supplements, amendments, financing statements, continuation statements, if any, instruments of further assurance and other instruments, in accordance with Section 3.05 of the Indenture, necessary to protect the Trust Estate (Section 3.05);

(J)   the obtaining of the Opinion of Counsel on the Closing Date and the obtaining of annual Opinions of Counsel, in accordance with Section 3.06 of the Indenture, as to the Trust Estate, and the obtaining of the annual Officer's Certificate and certain other statements, in accordance with Section 3.09 of the Indenture, as to compliance with the Indenture (Sections 3.06 and 3.09);

(K)   the identification to the Indenture Trustee in an Officer's Certificate of a Person with whom the Issuing Entity has contracted to perform its duties under the Indenture (Section 3.07(b));

(L)   the notification of the Indenture Trustee and the Rating Agencies of a Servicer Default pursuant to the Sale and Servicing Agreement and, if such Servicer Default arises from the failure of the Servicer to perform any of its duties under the Sale and Servicing Agreement, the taking of all reasonable steps available to remedy such failure (Section 3.07(d));

(M)   the preparation and obtaining of documents and instruments required for the release of the Issuing Entity from its obligation under the Indenture (Section 3.11(b));

(N)   the delivery of notice to the Indenture Trustee and the Rating Agencies of each Event of Default and each default by the Servicer or Depositor under the Sale and Servicing Agreement (Section 3.19);

(O)   the preparation of an Officer's Certificate and the obtaining of the Opinion of Counsel and the Independent Certificate relating to satisfaction and discharge of the Indenture (Section 4.01);

(P)   the compliance with any written directive of the Indenture Trustee with respect to the sale of the Trust Estate in a commercially reasonable manner if an Event of Default shall have occurred and be continuing (Section 5.04);

(Q)   the preparation and delivery of notice to Noteholders of the removal of the Indenture Trustee and the appointment of a successor Indenture Trustee (Section 6.08);

(R)   the preparation of any written instruments required to confirm more fully the authority of any co-trustee or separate trustee and any written instruments necessary in connection with the resignation or removal of any co-trustee or separate trustee (Sections 6.08 and 6.10);

(S) (i) in the event of any early termination of any Interest Rate Swap Agreement, the preparation of written direction and notification of such early termination to the appropriate parties and (ii) the notification of the Swap Counterparty of any proposed amendment or supplement to any Basic Document (Section 6.14);

(T) the furnishing of the Indenture Trustee with the names and addresses of Noteholders during any period when the Indenture Trustee is not the Note Registrar (Section 7.01);

(U) the preparation and filing with the Commission, any applicable state agencies and the Indenture Trustee of documents required to be filed on a periodic basis with, and summaries thereof as may be required by rules and regulations prescribed by, the Commission and any applicable state agencies and the transmission of such summaries, as necessary, to the Noteholders (Section 7.03);

(V) the opening of one or more accounts, the preparation of Issuer Orders, Officer's Certificates and Opinions of Counsel and all other actions necessary with respect to investment and reinvestment of funds in the Trust Accounts (Sections 8.02 and 8.03);

(W) the preparation of an Issuer Request and Officer's Certificate and the obtaining of an Opinion of Counsel and Independent Certificates, if necessary, for the release of the Trust Estate (Sections 8.04 and 8.05);

(X) the preparation of Issuer Orders and the obtaining of Opinions of Counsel with respect to the execution of supplemental indentures and the mailing to the Noteholders and the Swap Counterparty of notices with respect to such supplemental indentures (Sections 9.01, 9.02 and 9.03);

(Y) the preparation of new Notes conforming to any supplemental indenture (Section 9.06);

(Z) the notification of Noteholders of redemption of the Notes (Section 10.02);

(AA) the preparation of all Officer's Certificates, Opinions of Counsel and Independent Certificates with respect to any requests by the Issuing Entity to the Indenture Trustee to take any action under the Indenture (Section 11.01(a));

(BB) the preparation and delivery of Officer's Certificates and the obtaining of Independent Certificates, if necessary, for the release of property from the lien of the Indenture (Section 11.01(b));

(CC) the notification of the Rating Agencies, upon the failure of the Indenture Trustee to give such notification, of the information required pursuant to Section 11.04 of the Indenture (Section 11.04);

(DD)   the preparation and delivery to Noteholders and the Indenture Trustee of any agreements with respect to alternate payment and notice provisions (Section 11.06);

(EE)   the recording of the Indenture, if applicable (Section 11.15); and

(FF)   causing the Servicer to comply with Sections 4.09, 4.10, 4.11, 4.12, 4.13 and 5.07 of the Sale and Servicing Agreement.

(ii)   The Administrator will:

(A)   pay the Indenture Trustee from time to time reasonable compensation for all services rendered by the Indenture Trustee under the Indenture (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(B)   except as otherwise expressly provided in the Indenture, reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in accordance with any provision of the Indenture (including the reasonable compensation, expenses and disbursements of its agents and either in-house counsel or outside counsel, but not both), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith;

(C)   indemnify the Indenture Trustee and its agents for, and hold them harmless against, any losses, liability or expense incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of the transactions contemplated by the Indenture, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties under the Indenture; and

(D)   indemnify the Owner Trustee and its agents for, and to hold them harmless against, any losses, liability or expense incurred without negligence or bad faith on their part, arising out of or in connection with the acceptance or administration of the transactions contemplated by the Trust Agreement, including the reasonable costs and expenses of defending themselves against any claim or liability in connection with the exercise or performance of any of their powers or duties under the Trust Agreement.

(b)   Additional Duties. (i) In addition to the duties of the Administrator set forth above, but subject to Sections 1(c) and 5, the Administrator shall cause the Issuing Entity to perform such calculations and to prepare for execution by the Issuing Entity or the Owner Trustee, or to cause the preparation by other appropriate persons of, all documents, reports, filings, instruments, certificates and opinions as it shall be the duty of the Issuing Entity or the Owner Trustee to prepare, file or deliver pursuant to the Related Agreements, and at the request of the Owner Trustee shall cause the Issuing Entity to take all appropriate action that it is the duty of the Issuing Entity or the Owner Trustee to take pursuant to the Related Agreements. Subject to Sections 1(c) and 5 of this Agreement, and in accordance with the directions of the Owner Trustee, the Administrator shall provide such other services with respect to the Issuing

Entity as are not covered by any of the foregoing provisions and as are expressly requested by the Owner Trustee and are reasonably within the capability of the Administrator.

(ii)   Notwithstanding anything in this Agreement or the Related Agreements to the contrary, the Administrator shall promptly notify the Owner Trustee in the event that any withholding tax is imposed on the Issuing Entity's payments (or allocations of income) to the "Owner" as contemplated in <u>Section 5.02(c)</u> of the Trust Agreement. Any such notice shall specify the amount of any withholding tax required to be withheld by the Owner Trustee pursuant to such provision.

(iii)   The Administrator may satisfy its obligations with respect to clause (ii) above and Section 5.05 of the Trust Agreement by retaining, at the expense of the Administrator, a firm of independent public accountants (the "Accountants") acceptable to the Owner Trustee which shall perform the obligations of the Administrator thereunder. If the Administrator so elects, in connection with paragraph (ii) above, the Accountants will provide prior to October 25, 2007 a letter in form and substance satisfactory to the Owner Trustee as to whether any tax withholding is then required and, if required, the procedures to be followed with respect thereto to comply with the requirements of the Code.

(iv)   The Administrator shall perform the duties of the Administrator specified in <u>Section 10.02</u> of the Trust Agreement required to be performed in connection with the resignation or removal of the Owner Trustee, and any other duties expressly required to be performed by the Administrator under the Trust Agreement.

(v)   In carrying out the foregoing duties or any of its other obligations under this Agreement, the Administrator may enter into transactions with or otherwise deal with any of its Affiliates; <u>provided</u>, <u>however</u>, that the terms of any such transactions or dealings shall be in accordance with any directions received from the Issuing Entity and shall be, in the Administrator's opinion, no less favorable to the Issuing Entity than would be available from unaffiliated parties.

(vi)   The Administrator shall cause the Issuing Entity to execute all documents, reports, filings, instruments, and certificates as it shall be the duty of the Issuing Entity or the Owner Trustee to prepare, file or deliver pursuant to the Basic Documents. In furtherance thereof, the Owner Trustee shall, on behalf of itself and of the Issuing Entity, execute and deliver to the Administrator, and to each successor Administrator appointed pursuant to the terms hereof, one or more powers of attorney substantially in the form of Exhibit A hereto, appointing the Administrator the attorney-in-fact of the Owner Trustee and the Issuing Entity for the purpose of executing on behalf of the Owner Trustee and the Issuing Entity all such documents, reports, filings, instruments, and certificates.

(c)   <u>Non-Ministerial Matters</u>.   (i) With respect to matters that in the reasonable judgment of the Administrator are non-ministerial, the Administrator shall not take any action unless within a reasonable time before the taking of such action, the Administrator shall have notified the Owner Trustee of the proposed action and the Owner Trustee shall not have withheld consent or provided an alternative direction. For the purpose of the preceding sentence, "non-ministerial matters" shall include, without limitation:

(A)　the amendment of or any supplement to the Indenture, any other Basic Document, any other Related Agreement, or any other document or agreement to which the Issuing Entity or the Owner Trustee is a party;

(B)　the initiation or compromise of any claim or lawsuit to which the Issuing Entity is a party;

(C)　the appointment of successor Note Registrars, successor Paying Agents and successor Indenture Trustees pursuant to the Indenture or the appointment of successor Administrators, or the consent to the assignment by the Note Registrar, Paying Agent or Indenture Trustee of its obligations under the Indenture;

(D)　the removal of the Indenture Trustee;

(E)　the allocation, deposit, withdrawal or payment of funds under any Basic Document or Related Agreement, including the timing or amount of any of the foregoing;

(F)　the prepayment in full of any Note;

(G)　the waiver of any default under any document, agreement, or instrument;

(H)　the release of any part of the Collateral;

(I)　the entering into of any agreement by the Issuing Entity or the Owner Trustee;

(J)　any matter described in Article IV of the Trust Agreement;

(K)　any matter that is reserved to the discretion of the Issuing Entity or the Owner Trustee under any Basic Document or Related Agreement or that could have a material impact on the financial condition of the Issuing Entity or the Certificateholder;

(L)　the incurring of any obligation or liability by the Issuing Entity or the Owner Trustee;

(M)　the disposition of any assets of the Issuing Entity, except as expressly authorized by the Trust Agreement or the Indenture;

(N)　any filings required by the Delaware Statutory Trust Act;

(O)　the provision of copies of any amendment or supplement to the Interest Rate Swap Agreement to the Rating Agencies; and

(P)　the notification to the Swap Counterparty of any proposed amendment or supplement to any of the Basic Documents.

(ii)   Notwithstanding anything to the contrary in this Agreement, the Administrator shall not be obligated to, and shall not, (A) pay any obligation of the Issuing Entity or the Owner Trustee, (B) execute or authenticate any note or certificate, (C) make any payments to the Noteholders, the Certificateholder, the Swap Counterparty or any other Person under any Related Agreement or any Basic Document, (D) sell the Trust Estate pursuant to Section 5.04 of the Indenture or (E) take any other action that the Issuing Entity directs the Administrator not to take on its behalf or take, or cause or instruct the Issuing Entity or the Owner Trustee to take, any action that the Issuing Entity or the Owner Trustee is prohibited from taking under any Basic Document.

2.   Records. The Administrator shall maintain appropriate books of account and records relating to services performed hereunder, which books of account and records shall be accessible for inspection by the Issuing Entity, the Owner Trustee, the Indenture Trustee and the Depositor at any time during normal business hours.

3.   Compensation. As compensation for the performance of the Administrator's obligations under this Agreement, the Administrator shall be entitled to $500 per month which shall be payable in accordance with Section 5.05 of the Sale and Servicing Agreement. The Depositor shall also reimburse the Administrator for any of its liabilities and expenses related to its performance hereunder or under any Related Agreement (including without limitation those expenses set forth in Section 1(a)(ii) of this Agreement).

4.   Additional Information To Be Furnished to Issuing Entity. The Administrator shall furnish to the Issuing Entity from time to time such additional information regarding the Collateral as the Issuing Entity shall reasonably request.

5.   Independence of Administrator.   For all purposes of this Agreement, the Administrator shall be an independent contractor and shall not be subject to the supervision of the Issuing Entity or the Owner Trustee with respect to the manner in which it accomplishes the performance of its obligations hereunder. Unless expressly authorized by the Issuing Entity, the Administrator shall have no authority to act for or represent the Issuing Entity or the Owner Trustee in any way and shall not otherwise be deemed an agent of the Issuing Entity or the Owner Trustee.

6.   No Joint Venture. Nothing contained in this Agreement shall (i) constitute the Administrator and either of the Issuing Entity or the Owner Trustee as members of any partnership, joint venture, association, syndicate, unincorporated business or other separate entity, (ii) be construed to impose any liability as such on any of them or (iii) be deemed to confer on any of them any express, implied or apparent authority to incur any obligation or liability on behalf of the others.

7.   Other Activities of Administrator. Nothing herein shall prevent the Administrator or its affiliates from engaging in other businesses or, in its sole discretion, from acting in a similar capacity as an administrator for any other person or entity even though such person or entity may engage in business activities similar to those of the Issuing Entity, the Owner Trustee or the Indenture Trustee.

8. <u>Term of Agreement; Resignation and Removal of Administrator</u>. (a) This Agreement shall continue in force until the dissolution of the Issuing Entity, upon which event this Agreement shall automatically terminate.

(b) Subject to Section 8(e) and (f), the Administrator may resign its duties hereunder by providing the Issuing Entity with at least 60 days prior written notice.

(c) Subject to Section 8(e) and (f), the Issuing Entity may remove the Administrator without cause by providing the Administrator with at least 60 days prior written notice.

(d) Subject to Section 8(e) and (f), at the sole option of the Issuing Entity, the Administrator may be removed immediately upon written notice of termination from the Issuing Entity to the Administrator if any of the following events shall occur:

(i) the Administrator shall default in the performance of any of its duties under this Agreement and, after notice of such default, shall not cure such default within ten days (or, if such default cannot be cured in such time, shall not give within 10 days such assurance of cure as shall be reasonably satisfactory to the Issuing Entity);

(ii) a court having jurisdiction in the premises shall enter a decree or order for relief, and such decree or order shall not have been vacated within 60 days, in respect of the Administrator in any involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect or appoint a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for the Administrator or any substantial part of its property or order the winding-up or liquidation of its affairs; or

(iii) the Administrator shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of a receiver, liquidator, assignee, trustee, custodian, sequestrator or similar official for the Administrator or any substantial part of its property, shall consent to the taking of possession by any such official of any substantial part of its property, shall make any general assignment for the benefit of creditors or shall fail generally to pay its debts as they become due.

The Administrator agrees that if any of the events specified in clause (ii) or (iii) of this Section shall occur, it shall give written notice thereof to the Issuing Entity and the Indenture Trustee within seven days after the happening of such event.

(e) No resignation or removal of the Administrator pursuant to this Section shall be effective until (i) a successor Administrator shall have been appointed by the Issuing Entity and (ii) such successor Administrator shall have agreed in writing to be bound by the terms of this Agreement in the same manner as the Administrator is bound hereunder.

(f) The appointment of any successor Administrator shall be effective only after satisfaction of the Rating Agency Condition with respect to the proposed appointment.

9.   Action upon Termination, Resignation or Removal. Promptly upon the effective date of termination of this Agreement pursuant to Section 8(a) or the resignation or removal of the Administrator pursuant to Section 8(b) or (c), respectively, the Administrator shall be entitled to be paid all fees and reimbursable expenses accruing to it to the date of such termination, resignation or removal. The Administrator shall forthwith upon such termination pursuant to Section 8(a) deliver to the Issuing Entity all property and documents of or relating to the Collateral then in the custody of the Administrator. In the event of the resignation or removal of the Administrator pursuant to Section 8(b) or (c), respectively, the Administrator shall cooperate with the Issuing Entity and take all reasonable steps requested to assist the Issuing Entity in making an orderly transfer of the duties of the Administrator.

10.   Notices. Any notice, report or other communication given hereunder shall be in writing and addressed as follows:

(a)   if to the Issuing Entity, to

Caterpillar Financial Asset Trust 2007-A
The Bank of New York (Delaware)
100 White Clay Center, Route 273
Newark, Delaware 19711
Attention: Corporate Trust Administration

(b)   if to the Owner Trustee, to

The Bank of New York (Delaware)
100 White Clay Center, Route 273
Newark, Delaware 19711
Attention: Corporate Trust Administration

(c)   if to the Administrator, to

Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, TN 37203-0001

(d)   if to the Indenture Trustee, to

U.S. Bank National Association
209 S. LaSalle Street, Suite 300
Chicago, IL 60604

(e)   if to the Depositor, to

Caterpillar Financial Funding Corporation
4040 S. Eastern Avenue
Suite 344
Las Vegas, Nevada 89119

or to such other address as any party shall have provided to the other parties in writing. Any notice required to be in writing hereunder shall be deemed given upon receipt.

11.   Amendments. This Agreement may be amended, with prior written notice to the Rating Agencies, from time to time by a written amendment duly executed and delivered by the Issuing Entity, the Administrator and the Indenture Trustee, with the written consent of the Owner Trustee, without the consent of the Swap Counterparty, the Noteholders and the Certificateholder, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Swap Counterparty, the Noteholders or the Certificateholder; provided, however, that such amendment will not, in the Opinion of Counsel, materially and adversely affect the interest of the Swap Counterparty, any Noteholder or the Certificateholder or the federal tax characterization of the Notes; provided, further, that such amendment shall not materially and adversely affect the rights and obligations of the Swap Counterparty or the Issuing Entity under the Interest Rate Swap Agreement unless the Swap Counterparty shall have consented in writing to such amendment (and such consent shall be deemed to have been given if the Swap Counterparty does not object in writing within ten (10) Business Days after receipt of a written request for such consent). This Agreement may also be amended, with prior written notice to the Rating Agencies, by the Issuing Entity, the Administrator and the Indenture Trustee with the written consent of the Owner Trustee and the holders of Notes evidencing a majority in the Outstanding Amount of the Notes and the holder of the Certificate for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of Noteholders or the Certificateholder; provided, however, that no such amendment may (i) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on Receivables or distributions that are required to be made for the benefit of the Noteholders or the Certificateholder or (ii) reduce the aforesaid percentage of the holders of Notes and the holder of the Certificate which are required to consent to any such amendment, without the consent of the holders of all the outstanding Notes and the Certificate. Notwithstanding the foregoing, this Agreement may not be amended without the consent of the Depositor, which consent shall not be unreasonably withheld.

12.   Successors and Assigns.   This Agreement may not be assigned by the Administrator unless such assignment is previously consented to in writing by the Issuing Entity and the Owner Trustee and subject to the satisfaction of the Rating Agency Condition in respect thereof. An assignment with such consent and satisfaction, if accepted by the assignee, shall bind the assignee hereunder in the same manner as the Administrator is bound hereunder. Notwithstanding the foregoing, this Agreement may be assigned by the Administrator without the consent of the Issuing Entity or the Owner Trustee to a corporation or other organization that is a successor (by merger, consolidation or purchase of assets) to the Administrator, provided that such successor organization executes and delivers to the Issuing Entity, the Owner Trustee and the Indenture Trustee an agreement in which such corporation or other organization agrees to be bound hereunder by the terms of said assignment in the same manner as the Administrator is bound hereunder. Subject to the foregoing, this Agreement shall bind any successors or assigns of the parties hereto.

13.   GOVERNING LAW.   THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT

REFERENCE TO ITS CONFLICT OF LAW PROVISIONS (OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW) AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

14.   Headings. The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

15.   Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall together constitute but one and the same agreement.

16.   Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

17.   Not Applicable to the Administrator in Other Capacities. Nothing in this Agreement shall affect any obligation the Administrator may have in any other capacity.

18.   Limitation of Liability of Owner Trustee and Indenture Trustee.

        (a)   Notwithstanding anything contained herein to the contrary, this instrument has been signed by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner Trustee of the Issuing Entity and in no event shall The Bank of New York (Delaware) in its individual capacity or any beneficial owner of the Issuing Entity have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuing Entity hereunder, as to all of which recourse shall be had solely to the assets of the Issuing Entity. For all purposes of this Agreement, in the performance of any duties or obligations of the Issuing Entity hereunder, the Owner Trustee shall be subject to, and entitled to the benefits of, the terms and provisions of Articles VI, VII and VIII of the Trust Agreement.

        (b)   Notwithstanding anything contained herein to the contrary, this Agreement has been signed by U.S. Bank National Association not in its individual capacity but solely as Indenture Trustee and in no event shall U.S. Bank National Association have any liability for the representations, warranties, covenants, agreements or other obligations of the Issuing Entity hereunder or in any of the certificates, notices or agreements delivered pursuant hereto, as to all of which recourse shall be had solely to the assets of the Issuing Entity.

        (c)   All of the rights of the Swap Counterparty in, to and under this Agreement, if any, shall terminate upon the termination of the Interest Rate Swap Agreement in accordance with the terms thereof and the payment in full of all amounts owing to the Swap Counterparty under such Interest Rate Swap Agreement.

19.   Third-Party Beneficiary. The Owner Trustee is a third-party beneficiary to this Agreement and is entitled to the rights and benefits hereunder and may enforce the provisions hereof as if it were a party hereto.

20.   Successor Servicer and Administrator. A successor Servicer appointed pursuant to Section 8.02 of the Sale and Servicing Agreement shall, upon compliance with the last sentence of the first paragraph of Section 8.02 of the Sale and Servicing Agreement, become the successor Administrator hereunder; provided, however, that if the Indenture Trustee shall become such successor Administrator, the Indenture Trustee shall not be required to perform any obligations or duties or conduct any activities as successor Administrator that would be prohibited by law and not within the banking and trust powers of the Indenture Trustee. In such event, the Indenture Trustee shall appoint a sub-administrator to perform such obligations and duties.

21.   Nonpetition Covenants.

(a)   Notwithstanding any prior termination of this Agreement, the Depositor, the Administrator, the Owner Trustee and the Indenture Trustee shall not, prior to the date which is one year and one day after the payment of the Notes in full, acquiesce, petition or otherwise invoke or cause the Issuing Entity to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Issuing Entity under any Federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Issuing Entity or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Issuing Entity.

(b)   Notwithstanding any prior termination of this Agreement, the Issuing Entity, the Administrator, the Owner Trustee and the Indenture Trustee shall not, prior to the date which is one year and one day after the payment of the Notes in full, acquiesce, petition or otherwise invoke or cause the Depositor to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against the Depositor under any Federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Depositor or any substantial part of its property, or ordering the winding up or liquidation of the affairs of the Depositor.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

CATERPILLAR FINANCIAL ASSET
   TRUST 2007-A

By: THE BANK OF NEW YORK (DELAWARE),
      not in its individual capacity but solely as Owner
      Trustee

By: <u>/s/ Kristine K. Gullo</u>
      Name: Kristine K. Gullo
      Title: Vie President

U.S. BANK NATIONAL ASSOCIATION,
     not in its individual capacity
     but solely as Indenture Trustee

By: <u>/s/ Melissa A. Rosal</u>
      Name: Melissa A. Rosal
      Title: Vice President

CATERPILLAR FINANCIAL SERVICES
   CORPORATION, as Administrator

By: <u>/s/ James A. Duensing</u>
      Name: James A. Duensing
      Title: Executive Vice President and Chief
      Financial Officer

CATERPILLAR FINANCIAL FUNDING
   CORPORATION, as Depositor

By: <u>/s/ David A. Kacynski</u>
      Name: David A. Kacynski
      Title: Treasurer

EXHIBIT A
[Form of Power of Attorney]

POWER OF ATTORNEY

STATE OF ____________)
)
COUNTY OF __________)

KNOW ALL MEN BY THESE PRESENTS, that ______________________, a ____________________________, not in its individual capacity but solely as owner trustee ("Owner Trustee") for the Caterpillar Financial Asset Trust 2007-A ("Trust"), does hereby make, constitute and appoint ____________________________, as Administrator under the Administration Agreement (as defined below), as Attorney-in-Fact to execute on behalf of the Owner Trustee or the Issuing Entity all documents, reports, filings, instruments, and certificates as it shall be the duty of the Owner Trustee or the Issuing Entity to prepare, file or deliver pursuant to the Related Agreements (as defined in the Administration Agreement), including, without limitation, to appear for and represent the Owner Trustee and the Issuing Entity in connection with the preparation, filing and audit of federal, state and local tax returns pertaining to the Issuing Entity, and with full power to perform any and all acts associated with such returns and audits that the Owner Trustee could perform, including without limitation, the right to distribute and receive confidential information, defend and assert positions in response to audits, initiate and defend litigation, and to execute waivers of restriction on assessments of deficiencies, consents to the extension of any statutory or regulatory time limit, and settlements. For the purpose of this Power of Attorney, the term "Administration Agreement" means the Administration Agreement, dated as of September 1, 2007, among the Issuing Entity, Caterpillar Financial Services Corporation, as Administrator, Caterpillar Financial Funding Corporation, as Depositor, and U.S. Bank National Association, as Indenture Trustee, as amended, modified or supplemented from time to time.

All powers of attorney for this purpose heretofore filed or executed by the Owner Trustee are hereby revoked.

EXECUTED this [___] day of September 2007.

THE BANK OF NEW YORK (DELAWARE), not in its individual capacity but solely as Owner Trustee,

By: ____
Name:
Title:

TABLE OF CONTENTS

Page

Exhibit 99.1

(Multicurrency—Cross Border)



International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of September 27, 2007

MERRILL LYNCH CAPITAL SERVICES, INC., a Delaware Corporation	and	**CATERPILLAR FINANCIAL ASSET TRUST 2007-A, a Delaware Statutory Trust**

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows:—

1.   Interpretation

(a)   *Definitions*. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b)   *Inconsistency*. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c)   *Single Agreement*. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2.   Obligations

(a)   *General Conditions*.

(i)   Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii)   Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii)   Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b)   *Change of Account*. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c)   *Netting*. If on any date amounts would otherwise be payable:—

    (i)   in the same currency; and

    (ii) in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d)   ***Deduction or Withholding for Tax.***

    (i)   ***Gross-Up***. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

        (1)   promptly notify the other party ("Y") of such requirement;

        (2)   pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

        (3)   promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

        (4)   if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

            (A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

            (B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

    (ii) ***Liability***. If:—

ISDA® 1992

(1)   X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2)   X does not so deduct or withhold; and

(3)   a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e)   **Default Interest; Other Amounts**. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3.   Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a)   **Basic Representations.**

(i)   **Status**. It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii)   **Powers**. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii)   **No Violation or Conflict**. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv)   **Consents**. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v)   **Obligations Binding**. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b)   **Absence of Certain Events**. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

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(c)   ***Absence of Litigation***. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d)   ***Accuracy of Specified Information***. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e)   ***Payer Tax Representation***. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f)   ***Payee Tax Representations***. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4.   Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a)   ***Furnish Specified Information***. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

     (i)   any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

     (ii)   any other documents specified in the Schedule or any Confirmation; and

     (iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand),with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b)   ***Maintain Authorisations***. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c)   ***Comply with Laws***. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d)   ***Tax Agreement***. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e)   ***Payment of Stamp Tax***. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated, organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5.   Events of Default and Termination Events

(a)   *Events of Default*. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

   (i)   *Failure to* **Pay** or *Deliver*. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

   (ii)   *Breach of Agreement*. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

   (iii)   *Credit Support Default*.

      (1)   Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

      (2)   the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement(in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

      (3)   the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

   (iv)   *Misrepresentation*. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

   (v)   *Default under Specified Transaction*. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

   (vi)   *Cross Default*. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) ***Bankruptcy***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party:—

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) inclusive; or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) ***Merger Without Assumption***. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer:—

(1)   the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2)   the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b)   ***Termination Events***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i)   ***Illegality***. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party):—

(1)   to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2)   to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii)   ***Tax Event***. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is

6

taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) *Tax Event Upon Merger*. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) *Credit Event Upon Merger*. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or Transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) *Additional Termination Event*. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) *Event of Default and Illegality*. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6.   Early Termination

(a)   *Right to Terminate Following Event of Default*. If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days' notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b)   *Right to Terminate Following Termination Event*.

(i)   *Notice*. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii)   *Transfer to Avoid Termination Event*. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights

7

and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into Transactions with the transferee on the terms proposed.

(iii)   *Two Affected Parties*. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv)   *Right to Terminate*. If:—

(1)   a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2)   an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c)   *Effect of Designation*.

(i)   If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii)   Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d)   *Calculations*.

(i)   *Statement*. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii)   *Payment Date*. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e)　***Payments on Early Termination***. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i)　***Events of Default***. If the Early Termination Date results from an Event of Default:—

(1)　*First Method and Market Quotation*. If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2)　*First Method and Loss*. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3)　*Second Method and Market Quotation*. If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4)　*Second Method and Loss*. If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii)　***Termination Events***. If the Early Termination Date results from a Termination Event:—

(1)　*One Affected Party*. If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2)　*Two Affected Parties*. If there are two Affected Parties:—

(A)　if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B)　if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

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(iii) **_Adjustment for Bankruptcy_**. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) **_Pre-Estimate_**. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7.   Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that:—

(a)   a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b)   a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8.   Contractual Currency

(a)   **_Payment in the Contractual Currency_**. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the   "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b)   **_Judgments_**. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c)   **_Separate Indemnities_**. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d)   *Evidence of Loss*. For the purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9.   Miscellaneous

(a)   *Entire Agreement*. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b)   *Amendments*. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c)   *Survival of Obligations*. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d)   *Remedies Cumulative*. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e)   *Counterparts and Confirmations*.

(i)   This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii)   The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall be entered into as soon as practicable and may be executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic message s on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f)   *No Waiver of Rights*. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g)   *Headings*. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10.   Offices; Multibranch Parties

(a)   If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b)   Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c)   If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11

11.   Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12.   Notices

(a)   *Effectiveness*. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

      (i)   if in writing and delivered in person or by courier, on the date it is delivered;

      (ii)   if sent by telex, on the date the recipient's answerback is received;

      (iii)   if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

      (iv)   if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

      (v)   if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b)   *Change of Addresses*. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13.   Governing Law and Jurisdiction

(a)   *Governing Law*. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b)   *Jurisdiction*. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

      (i)   submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

      (ii)   waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

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(c)   ***Service of Process***. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d)   ***Waiver of Immunities***. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14.   Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a)   in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b)   in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c)   in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d)   in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and ***"lawful"*** and ***"unlawful"*** will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(c)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early

Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of:—

(a)   the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b)   such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meaning specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option,

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interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency, of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

MERRILL LYNCH CAPITAL SERVICES, INC.	**CATERPILLAR FINANCIAL ASSET TRUST 2007-A,** by The Bank of New York (Delaware), not in its individual capacity but solely as Owner Trustee
(Name of Party)	(Name of Party)

By: /s/ Michelle A. Kershaw ....
    Name: Michelle A. Kershaw
    Title: Authorized Signatory
    Date: September 27, 2007

By: /s/ Kristine K. Gullo.....................................
    Name: Kristine K. Gullo
    Title: Vie President
    Date:

[Signature Page to ISDA Master]

SCHEDULE
to the
ISDA MASTER AGREEMENT
(1992 – Multicurrency—Cross Border)

dated as of September 27, 2007

between

MERRILL LYNCH CAPITAL SERVICES, INC.,
a Delaware corporation
("Party A")

And

CATERPILLAR FINANCIAL ASSET TRUST 2007-A,
a Delaware Statutory Trust
("Party B")

1. Termination Provisions.

a. "***Specified Entity***" means in relation to Party A for the purpose of:

Section 5(a)(v), Not applicable.
Section 5(a)(vi), Not applicable.
Section 5(a)(vii), Not applicable.
Section 5(b)(iv), Not applicable.

in relation to Party B for the purpose of:

Section 5(a)(v), Not applicable.
Section 5(a)(vi), Not applicable.
Section 5(a)(vii), Not applicable.
Section 5(b)(iv), Not applicable.

b. "***Specified Transaction***" will have the meaning specified in Section 14 of this Agreement unless another meaning is specified here: No change from Section 14.

c. The "***Breach of Agreement***" provisions of Section 5(a)(ii), the "***Misrepresentation***" provisions of Section 5(a)(iv) and the "***Default under Specified Transaction***" provisions of Section 5(a)(v) will not apply to Party B.

d. The "***Credit Support Default***" provisions of Section 5(a)(iii) will not apply to Party B except that Section 5(a)(iii)(1) will apply in respect of Party B's obligations under Paragraph 3(b) of the Credit Support Annex.

(e)   The **"Cross Default"** provisions of Section 5(a)(vi) will not apply to Party B and will apply
to   Party A with a Threshold Amount equal to 3 percent of Party A's shareholders' equity.

(f)   **"Bankruptcy"**

Section 5(a)(vii)(2),(7) and (9) will not apply to Party B.

Section 5(a)(vii)(4) will not apply to Party B to the extent any such proceeding or petition
was instituted or presented by Party A or any of its Affiliates.

Section 5(a)(vii)(6) will not apply to Party B to the extent that it refers to (i) any such
appointment effected pursuant to the Basic Documents or (ii) any appointment to which
Party B has not become subject.

Section 5(a)(vii)(8) will not apply to Party B to the extent that it relates to clauses of Section
5(a)(vii) that are not applicable to Party B per this Agreement.

(g)   **Tax Event and Tax Event Upon Merger**

Section 5(b)(ii) will apply, provided that the words "(x) any action taken by a taxing
authority, or brought in a court of competent jurisdiction, on or after the date on which a
Transaction is entered into (regardless of whether such action is taken or brought with
respect to a party to this Agreement) or (y)" are hereby deleted.

Section 5(b)(iii) will apply, provided that Party A will not be entitled to designate an
Early Termination Date by reason of a Tax Event Upon Merger in respect of which it
is the Affected Party.

Section 6(b)(ii) will apply, provided that the words "or if a Tax Event Upon Merger
occurs and the Burdened Party is the Affected Party" are hereby deleted.

(h)   The **"Credit Event Upon Merger"** provisions of Section 5(b)(iv) will not apply to Party A
or   to Party B.

(i)   The **"Automatic Early Termination"** provisions of Section 6(a) will not apply to Party A or
to   Party B.

(j)   **Payments on Early Termination; General.** Subject to Part 1(k) below, for the purpose of
Section 6(e):

i.   Market Quotation will apply.

ii.   The Second Method will apply.

iii.   Notwithstanding anything to the contrary set forth in the Agreement, if (1) Party B
designates an Early Termination Date pursuant to Part 5(n), 5(o) or 5(p) in respect of
which any Transaction is a Terminated Transaction and (2) Party B enters into a
replacement transaction with a third party on or before such Early Termination Date,
then (x) the amount, if any, payable by Party B to Party A in respect of such Early
Termination Date and such Transaction will not exceed the amount received by
Party B from such third party in consideration of entering into such replacement
transaction and (y) the amount, if any, payable by Party A to Party B in respect of

2

such Early Termination Date and such Transaction will not be less than the amount payable by Party B to such third party in consideration of entering into such replacement transaction.

(k)   ***Payments on Early Termination Due to Certain Events***. Notwithstanding Section 6, so long as (A) an Additional Termination Event occurs pursuant to Part 1(m)(v) or (vi), or (B) Party A is the Affected Party in respect of a Tax Event Upon Merger or the Defaulting Party in respect of any Event of Default, paragraphs (i) to (ix) below will apply:

(i)   For the purposes of Section 6(d)(i), Party B's obligation with respect to the extent of information to be provided with its calculations is limited to information Party B has already received in writing which Party B is able to release without breaching any contractual obligations or the provisions of any law applicable to Party B.

(ii)   The definition of "Market Quotation" shall be deleted in its entirety and replaced with the following:

"***Market Quotation***" means, with respect to one or more Terminated Transactions, a Firm Offer which is (1) made by a Reference Market-maker that is an Eligible Replacement, (2) for an amount that would be paid to Party B (expressed as a negative number) or by Party B (expressed as a positive number) in consideration of an agreement between Party B and such Reference Market-maker to enter into a transaction (the "***Replacement Transaction***") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transactions or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have been required after that Date, (3) made on the basis that Unpaid Amounts in respect of the Terminated Transaction or group of Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included and (4) made in respect of a Replacement Transaction with commercial terms substantially the same as those of this Agreement (save for the exclusion of provisions relating to Transactions that are not Terminated Transactions)."

(iii)   The definition of "Settlement Amount" shall be deleted in its entirety and replaced with the following:

> "***Settlement Amount***" means, with respect to any Early Termination Date, an amount (as determined by Party B) equal to:
>
> (A)   If a Market Quotation for the relevant Terminated Transaction or group of Terminated Transactions is accepted by Party B so as to become legally binding on or before the day falling ten Local Business Days after the day on which the Early Termination Date is designated (or such later day as Party B may specify in writing to Party A, which in any event will not be later than the Early Termination Date) (such day, the "***Latest Settlement Amount Determination Day***"), the Termination Currency Equivalent of the amount (whether positive or negative) of such Market Quotation; or
>
> (B)   If no Market Quotation for the relevant Terminated Transaction or group of Terminated Transactions is accepted by Party B so as to become legally binding on or before the Latest Settlement Amount Determination Day, Party B's Loss (whether positive or negative and without reference to any Unpaid amounts) for the relevant Terminated Transaction or group of Terminated Transactions."

(iv)   For the purpose of paragraph (4) of the definition of Market Quotation, Party B shall determine in its sole discretion, acting in a commercially reasonable manner, whether a Firm Offer is made in respect of a Replacement Transaction with commercial terms substantially the same as those of this Agreement (save for the exclusion of provisions relating to Transactions that are not Terminated Transactions).

(v)   Party B undertakes to use its reasonable efforts to obtain at least one Market Quotation before the Latest Settlement Amount Determination Day.

(vi)   Party B will be deemed to have discharged its obligations under (v) above if it requests Party A to obtain Market Quotations, where such request is made in writing within two Local Business Days after the day on which the Early Termination Date is designated.

(vii)   If Party B requests Party A in writing to obtain Market Quotations, Party A shall use its reasonable efforts to do so before the Latest Settlement Amount Determination Day.

(viii)   Any amount calculated as being due in respect of an Early Termination Date will be payable in accordance with Section 6(d)(ii), provided that if such payment is owed to Party B, it will be payable on the day that notice of the amount payable is given to Party A.

(ix)   If the Settlement Amount is a negative number, Section 6(e)(i)(3) of this Agreement will be deleted in its entirety and replaced with the following:

> "***Second Method and Market Quotation***. If Second Method and Market Quotation apply, (1) Party B shall pay to Party A an amount equal to the absolute value of the Settlement Amount in respect of the Terminated Transactions, (2) Party B shall pay to Party A the Termination Currency Equivalent of the Unpaid Amounts owing to Party A and (3) Party A shall pay to Party B the Termination Currency Equivalent of the Unpaid Amounts owing to Party B, provided that, (i) the amounts payable under (2) and (3) shall be subject to netting in accordance with Section 2(c) of this

Agreement and (ii) notwithstanding any other provision of this Agreement, any amount payable by Party A under (3) shall not be netted-off against any amount payable by Party B under (1)."

(l)   **"*Termination Currency*"** means United States Dollars.

(m)   *Additional Termination Events.* Each of the following will constitute an Additional Termination Event pursuant to Section 5(b)(v):

(i)   Any acceleration of the Notes pursuant to Section 5.02 of the Indenture (provided such acceleration has not been rescinded pursuant to Section 5.02 of the Indenture) and liquidation of the Trust Estate, with Party B as the sole Affected Party;

(ii)   Any amendment or supplement to the Basic Documents (collectively, the *"Trust Documents"*) that would materially adversely affect any of Party A's rights or obligations under this Agreement, any Transaction or any Trust Document, that is made without the consent of Party A, which consent will not be unreasonably withheld or conditioned; provided that Party A's consent will be deemed to have been given if Party A does not object in writing within 10 Business Days of receipt of a written request for such consent, with Party B as the sole Affected Party; and

(iii)   Failure of Party A to comply with the requirements of Part 5(n), with Party A as the sole Affected Party;

(iv)   *Moody's First Rating Triggers.*   Failure of Party A to comply with the requirements of Part 5(o)(i i), with Party A as the sole Affected Party;

(v)   *Moody's Second Rating Triggers.*

(A) Failure of Party A to comply with the requirements of Part 5(o)(iv), with Party A as the sole Affected Party;

(B) (1) The Moody's Second Rating Trigger Requirements apply and 30 or more Local Business Days have elapsed since the last time the Moody's Second Rating Trigger Requirements did not apply and (2)(a) at least one Eligible Replacement has made a Firm Offer (which remains capable of becoming legally binding upon acceptance) to be the transferee of a transfer to be made in accordance with Part 5(p)(ii) below or (b) at least one entity meeting at least the Moody's Second Trigger Required Ratings has made a Firm Offer (which remains capable of becoming legally binding upon acceptance by the offeree) to provide an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement, with Party A as the sole Affected Party;

(vi)   S&P Downgrade of Party A. Failure of Party A to comply with the requirements of Part 5(t), with Party A as the sole Affected Party.

(vii)   Regulation AB Financial Disclosure. The following shall constitute an Additional Termination Event in which Party A shall be the sole Affected Party: the failure of Party A to comply with or perform any agreement or undertaking to be complied with or performed by Party A under Part 5(u) of this Agreement.

2.   **Tax Representations.**

a. ***Payer Tax Representations.*** For the purpose of Section 3(e), each of Party A and Party B makes the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e)) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representation made by the other party pursuant to Section 3(f), (ii) the satisfaction of the agreement contained in Section 4(a)(i) or 4(a)(iii) and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii), and (iii) the satisfaction of the agreement of the other party contained in Section 4(d), provided that it will not be a breach of this representation where reliance is placed on clause (ii) above and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

b. ***Payee Tax Representations***. For the purpose of Section 3(f):

   i. Party A makes the following representations: It is a corporation organized under the laws of the State of Delaware.

   ii. Party B makes the following representations: It is a Delaware statutory trust organized or formed under the laws of the State of Delaware.

3. Agreement to Deliver Documents.

a. For purposes of Sections 4(a)(i) and (ii), each party agrees to deliver the following documents, as applicable:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered
Party A and Party B	Any form or document that may be required or reasonably requested in order to allow the other party to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate.	On the date of this Agreement, and promptly upon the earlier of (i) reasonable demand by the other party and (ii) learning that the form or document is required.

b. Other documents to be delivered are:

Party required to deliver document	Form/Document/Certificate	Date by which to be delivered	Covered by Section 3(d) Representation

Party A and Party B	Certificate or other documents evidencing the authority of the party entering into this Agreement or a Confirmation, as the case may be, including copies of any board resolutions and appropriate certificates of incumbency as to the officers executing such documents.	At or promptly following the execution of this Agreement.	Yes
Party A and Party B	Opinions of counsel re: corporate matters and enforceability of this Agreement in form and substance acceptable to the other party.	At or promptly following the execution of this Agreement.	No
Party A	Guarantee by Credit Support Provider.	At or promptly following the execution of this Agreement.	No
Party A	Legal opinion re: enforceability of guarantee in form and substance satisfactory to Party B.	At or promptly following the execution of this Agreement.	No
Party B	Monthly Servicer Reports.	As required pursuant to Section 5.06 of the Sale and Servicing Agreement.	No

4.   **Miscellaneous**

a.   Addresses for Notices:

For the purpose of Section 12(a), notices will be delivered to the address or facsimile number specified in the Confirmation of such Transaction.

(1) TO PARTY A:

Address for notices or communications to Party A in respect of Section 5(a)(i) shall be sent to:

Merrill Lynch World Headquarters
4 World Financial Center, 18th Floor
New York, New York 10080
Attention: Swap Group
Facsimile No.: 646 805-0218
Telephone No.:   212 449-7403

In addition, in the case of notices or communications relating to Section 5, 6, 11 or 13 of this Agreement, a second copy of any such notice or communication shall be addressed to the attention of Party A's legal department as follows:

GMI Counsel
Merrill Lynch World Headquarters
4 World Financial Center, 12th Floor
New York, New York 10080
Attention: Swaps Legal
Facsimile No.: 212 449-6993

(2) TO PARTY B:

Caterpillar Financial Asset Trust 2007-A
c/o The Bank of New York (Delaware)
100 White Clay Center, Route 273
Newark, Delaware 19711
Attention: Corporate Trust Administration
Facsimile No.: 302-453-4400
Telephone No.:   302-283-8905

With a copy to:
Caterpillar Financial Services Corporation
2120 West End Avenue
Nashville, Tennessee 37203-0001
Attention: Caterpillar Financial Asset Trust 2007-A
Facsimile No.: 615-341-8596
Telephone No.:   615-341-3204

b. ***Process Agent***. For the purpose of Section 13(c):

Party A appoints as its Process Agent: Not applicable.
Party B appoints as its Process Agent: Not applicable.

c. ***Offices***. The provisions of Section 10(a) will apply.

d. ***Multibranch Party***. For the purpose of Section 10:

i.   Party A is not a Multibranch Party.
ii.   Party B is not a Multibranch Party.

e. ***Calculation Agent***. The Calculation Agent is Party B.

f. ***Governing Law***. This Agreement will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of laws doctrine except Section 5-1401 and Section 5-1402 of the New York General Obligation Law).

g. ***Single Agreement***. Section 1(c) will be amended by the addition of the words ", the credit support annex entered into between Party A and Party B in relation to this Master Agreement" after the words "Master Agreement".

h.   ***Netting of Payments***. Subparagraph (ii) of Section 2(c) will apply to all Transactions under this Agreement.

i.   **"*Affiliate*"** will have the meaning specified in Section 14; *provided* that Party B shall be deemed to have no Affiliates.

j.   ***Waiver of Jury Trial***. Each party waives, to the fullest extent permitted by applicable law, its right to have a jury trial in respect to any proceedings related to this Agreement. Each party (i) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section.

k.   The definition of "***Local Business Day***" in Section 14 will be amended by the addition of the words "or any Credit Support Document" after "Section 2(a)(i)" and the addition of the words "or Credit Support Document" after "Confirmation".

5.   **Other Provisions.**

a.   ***Non-Reliance***. In connection with the negotiation of, the entering into, and the execution of this Master Agreement, any Credit Support Document to which it is a party, each Transaction and any other documentation relating to this Master Agreement to which it is a party or that is required by this Master Agreement to deliver, each of Party A and Party B represents and agrees that:

i.   it is not relying (for the purposes of making any investment decision or otherwise) upon any advice, counsel or representations (whether written or oral) of the other party to this Master Agreement, such Credit Support Document, each Transaction or such other documentation other than the representations expressly set forth in this Master Agreement, such Credit Support Document and in any Confirmation;

ii.   it has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent it has deemed necessary, and it has made its own investment, hedging and trading decisions (including decisions regarding the suitability of any Transaction pursuant to this Master Agreement) based upon its own judgment and upon any advice from such advisors as it has deemed necessary and not upon any view expressed by the other party to this Master Agreement, such Credit Support Document, each Transaction or such other documentation;

iii.   it has a full understanding of all the terms, conditions and risks (economic and otherwise) of the Master Agreement, such Credit Support Document, each Transaction and such other documentation and is capable of assuming and willing to, and will, assume (financially and otherwise) those risks;

iv.   it is an "eligible contract participant" as defined in Section 1a(12) of the Commodity Exchange Act (7 U.S.C. 1a), as amended by the Commodity Futures Modernization Act of 2000;

v.   it is entering into this Master Agreement, such Credit Support Document, each Transaction and such other documentation for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business;

vi. it is entering into this Master Agreement, such Credit Support Document, each Transaction and such other documentation as principal, and not as agent or in any other capacity, fiduciary or otherwise; and

vii. the other party to this Master Agreement, such Credit Support Document, each Transaction and such other documentation (a) is not acting as a fiduciary or financial, investment or commodity trading advisor for it, (b) has not given to it (directly or indirectly through any other person) any assurance, guaranty or representation whatsoever as to the merits (either legal, regulatory, tax, financial, accounting or otherwise) of this Master Agreement, such Credit Support Document, each Transaction or such other documentation, and (c) has not committed to unwind the Transactions.

b. ***Tax***

i. Notwithstanding the definition of "Indemnifiable Tax" in Section 14 of this Agreement, in relation to payments by Party A, any Tax shall be an Indemnifiable Tax and, in relation to payments by Party B, no Tax shall be an Indemnifiable Tax.

ii. Section 2(d)(i)(4) of this Agreement shall be deleted in its entirety and replaced with the words "if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required".

iii. Section 2(d)(i)(4) of this Agreement shall not apply to Party B as X, and Section 2(d)(ii) shall not apply to Party B as Y, in each case such that Party B shall not be required to pay any additional amounts referred to therein.

c. ***Additional Representation by Party A***.   Section 3 is amended by adding the following additional representation by Party A only:

"(h)   ***Pari Passu***. Its obligations under this Agreement rank pari passu with all of its other unsecured, unsubordinated obligations except those obligations preferred by operation of law."

d. ***No Petition***. Party A covenants and agrees that prior to the date that is one year and one day (or, if later, the expiration of all applicable preference periods under the United States Bankruptcy Code or other applicable law) after the payment in full of all Notes, and all distributions to all Holders and all Securities, it will not institute against, or join with any other Person in instituting against, Party B or Caterpillar Financial Funding Corporation any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other proceedings under United States federal or state bankruptcy or similar law in connection with any obligations under this Agreement. The provisions of this paragraph will survive the termination of this Agreement.

e. ***Limited Recourse; Subordination***.

i. Notwithstanding anything to the contrary contained in this Agreement, the obligations of Party B under this Agreement and any Transaction hereunder are solely the obligations of Party B and will be payable solely to the extent of funds received by and available to Party B in accordance with the priority of payment provisions under the Sale and Servicing Agreement and the Indenture and on the Distribution Dates specified therein. Party A acknowledges that Party B has pledged its assets constituting the Collateral to the Indenture Trustee. Upon exhaustion of the assets of Party B and the proceeds thereof in accordance with the Sale and Servicing Agreement and the Indenture, Party A will not be entitled to take any further steps against Party B to recover any sums due but unpaid hereunder or thereunder, all claims in respect of which will be extinguished. No recourse may be taken for the payment of any amount owing in respect of any obligation of, or claim against, Party B arising out of or based upon this Agreement or any Transaction against any holder of a beneficial interest, employee, officer or Affiliate of Party B and, except as specifically provided in this Agreement, no recourse may be taken or the payment of any amount owing in respect of any obligation of, or claim against, Party B based on or arising out of this Agreement or against Caterpillar Financial Funding Corporation, Caterpillar Financial Services Corporation or any stockholder, holder of a beneficial interest, employee, officer, director, incorporator or Affiliate of such person; provided, however, that the foregoing will not relieve any such person or entity from any liability they might otherwise have as a result of their gross negligence or willful misconduct.

ii. The parties intend that Part 5(e)(iv) of this Schedule constitute an enforceable subordination agreement under Section 510(a) of the Bankruptcy Code and will survive the termination of this Agreement.

f. ***Party B Pledge***. Notwithstanding Section 7 to the contrary, Party A acknowledges that (i) Party B will pledge its rights under this Agreement to the Indenture Trustee for the benefit of the Noteholders and the Swap Counterparties pursuant to the Indenture and agrees to such pledge and (ii) Party A (as a Secured Party under the Indenture) has no voting rights in connection with any action to be taken on behalf of the Secured Parties. The Indenture Trustee will not be deemed to be a party to this Agreement, provided, however, the Indenture Trustee, acting on behalf of the holders of the Notes, will have the right to enforce this Agreement against Party A. Party A will be entitled to rely on any notice or communication from the Indenture Trustee to that effect. Party A acknowledges that Party B will pledge substantially all its assets to the Indenture Trustee for the benefit of the Noteholders and Party A and that all payments hereunder, including payments on early termination, will be made in accordance with the priority of payment provisions of the Sale and Servicing Agreement and the Indenture and on the Distribution Dates specified therein.

g. ***Severability***. If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, will be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof will continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties to this Agreement.

h. ***Recording of Conversations.*** Each party (i) consents to the recording of the telephone conversations of the trading and marketing personnel of the parties in connection with this Agreement and any potential or actual Transaction and (ii) agrees to obtain any necessary consent of, and to give notice of such recording to, its personnel.

i. ***Consent by Party A to Amendments to Certain Documents.*** Before any amendment, modification or supplement is made to the Trust Documents that (i) would materially adversely affect any of Party A's rights or obligations under the Trust Documents, this Agreement or any Transaction or (ii) modify the obligations or impair the ability of Party B to fully perform any of Party B's obligations under the Trust Documents, this Agreement or any Transaction in such a way that materially adversely affects any of Party A's rights or obligations under this Agreement or any Transaction, Party B will provide Party A with a copy of the proposed amendment, modification or supplement and will obtain the consent of Party A prior to its adoption, which consent will not be unreasonably withheld or conditioned, provided that Party A's consent will be deemed to have been given if Party A does not object in writing within 10 Business Days of receipt of a written request for such consent.

j. ***No Set-off.***

   (i) All payments under this Agreement will be made without set-off or counterclaim, except as expressly provided for in Section 2(c), Section 6 or Part 1(k)(ix).

   (ii) Section 6(e) will be amended by the deletion of the following sentence; "The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off."

k. ***Limitation of Liability of Owner Trustee.*** Notwithstanding anything contained in this Agreement to the contrary, this instrument (and any Confirmation pursuant to this instrument) has been or will be signed on behalf of Party B by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner Trustee of Party B and in no event will The Bank of New York (Delaware) in its individual capacity or any beneficial owner of Party B have any liability for the representations, warranties, covenants, agreements or other obligations of Party B hereunder or under any such Confirmation, as to all of which recourse will be had solely to the assets of Party B. For all purposes of this Agreement and any Confirmation, in the performance of any duties or obligations of Party B under this Agreement, the Owner Trustee will be subject to, and entitled to the benefits of, the terms and provisions of the Trust Agreement; provided, however, that the foregoing will not relieve the Owner Trustee from any liability it might otherwise have under the Trust Agreement as a result of its gross negligence or willful misconduct.

l. ***Definitions.*** Unless otherwise specified in this Schedule or in a Confirmation, this Agreement and the relevant Transaction between the parties are subject to the 2000 ISDA Definitions (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc., and will be governed in all relevant respects by the provisions set forth in the Definitions, without regard to any amendment to the Definitions subsequent to the date hereof. The provisions of the Definitions are incorporated by reference in and will be deemed a part of this Agreement, except that references in the Definitions to a "Swap Transaction" will be deemed references to a "Transaction" for purposes of this Agreement. In the event of any inconsistency between the provisions of this Agreement and the

Definitions, this Agreement will prevail. In the event of any inconsistency between the provision of any Confirmation and this Agreement or the Definitions, such Confirmation will prevail for the purpose of the relevant Transaction.

For the purpose of this Agreement:

"*Credit Support Annex*" means any credit support annex entered into between Party A and Party B relating to this Agreement, as amended, supplemented or otherwise modified from time to time.

"*Credit Support Document*" means the Credit Support Annex and any Eligible Guarantee for Party A.

"*Credit Support Provider"* means in relation to Party A, (1) Party A in its capacity as a party to the Credit Support Annex and (2) the guarantor under any Eligible Guarantee, and in relation to Party B, Party B in its capacity as a party to the Credit Support Annex.

"*Eligible Guarantee*" means an unconditional and irrevocable guarantee that is provided by a guarantor as principal debtor rather than surety and is directly enforceable by Party B, where either (A) a law firm has given a legal opinion confirming that none of the guarantor's payments to Party B under such guarantee will be subject to withholding for tax or (B) such guarantee provides that, in the event that any of such guarantor's payments to Party B are subject to withholding for tax, such guarantor is required to pay such additional amount as is necessary to ensure that the net amount actually received by Party B (free and clear of any withholding tax) will equal the full amount Party B would have received had no such withholding been required.

"*Eligible Replacement*" means a Financial Institution (i)(A) having the Moody's First Trigger Required Ratings and/or the Moody's Second Trigger Required Ratings or (B) whose present and future obligations owing to Party B are guaranteed pursuant to an Eligible Guarantee provided by a guarantor having the Moody's First Trigger Required Ratings and/or the Moody's Second Trigger Required Ratings, and (ii)(A) having the S&P's First Rating Thresholds and/or the S&P's Second Rating Thresholds or (B) whose present and future obligations owing to Party B are guaranteed pursuant to an Eligible Guarantee provided by a guarantor having the S&P's First Rating Thresholds and/or the S&P's Second Rating Thresholds.

"*Financial Institution*" means a bank, broker/dealer, insurance company, structured investment vehicle or derivative product company or Merrill Lynch & Co., Inc.

"*Firm Offer*" means an offer which, when made, was capable of becoming legally binding upon acceptance.

"*Moody's Short-term Rating*" means a rating assigned by Moody's under its short-term rating scale in respect of an entity's short-term, unsecured and unsubordinated debt obligations

"*Relevant Entities*" means Party A and any guarantor under an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement.

m.   *Additional Defined Terms.* Capitalized terms used but not defined in this Agreement (including this Schedule) or any Confirmation are defined in the "*Basic Documents*" (as such term is defined in the indenture, dated as of September 1, 2007 (the "***Indenture***"), between Party B and U.S. Bank National Association, as indenture trustee.

n. ***Downgrade or Withdrawal of Party A's Rating by Fitch***. In the event that Party A's short term unsecured debt rating is withdrawn or reduced below "F1" by Fitch or long term unsecured and unsubordinated debt rating is withdrawn or reduced below "A" by Fitch (such rating thresholds, the "Approved Rating Thresholds"), within 30 days of such rating downgrade (unless each such Rating Agency has reconfirmed the rating of each Class of the Notes which was in effect immediately prior to such downgrade), Party A will (i) assign each Transaction to another counterparty with the Approved Rating Thresholds and approved by Party B (which approval will not be unreasonably withheld) on terms identical to this Schedule and the related Confirmation, (ii) obtain a guaranty, or a contingent agreement of, another person with Approved Rating Thresholds to honor Party A's obligations under this Agreement, provided that such other person is approved by Party B (which approval will not be unreasonably withheld), (iii) post mark-to-market collateral, pursuant to a collateral support agreement acceptable to Party B, which will be sufficient to restore any downgrade in the ratings of each Class of the Notes issued by Party B attributable to Party A's failure to comply with the Approved Rating Thresholds, or (iv) establish any other arrangement satisfactory to Party B and to the applicable Rating Agency, in each case, sufficient to satisfy the Rating Agency Confirmation. However, Party A will be required to take the action described in clause (i), (ii) or (iv) above, in any event within 10 Business Days of such failure, if Party A fails to have a short-term unsecured debt rating of at least "F2" by Fitch or a long-term unsecured debt rating of at least "BBB+" by Fitch. All costs and expenses in connection with effecting any arrangements pursuant to clauses (i), (ii), (iii) or (iv) will be borne by Party A.

o. ***Downgrade or Withdrawal of Party A's Rating by Moody's.***

(i) An entity shall have the "***Moody's First Trigger Required Ratings***" (A) where such entity is the subject of a Moody's Short-term Rating, if such rating is "Prime-1" and its long-term, unsecured and unsubordinated debt obligations are rated "A2" or above by Moody's and (B) where such entity is not the subject of a Moody's Short-term Rating, if its long-term, unsecured and unsubordinated debt obligations are rated "A1" or above by Moody's.

(ii)   The "***Moody's First Rating Trigger Requirements***" shall apply so long as no Relevant Entity has the Moody's First Trigger Required Ratings. Within 30 Local Business Days after the Moody's First Rating Trigger Requirements apply, Party A will, at its own cost, (A) procure an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement to be provided by a guarantor meeting the Moody's First Trigger Required Ratings, (B) effect a transfer in accordance with Part 5(p)(ii) below or (C) post collateral in the amount and manner as set forth in the Credit Support Annex.

(iii)   An entity shall have the "***Moody's Second Trigger Required Ratings***" (A) where such entity is the subject of a Moody's Short-term Rating, if such rating is "Prime-2" or above and its long-term, unsecured and unsubordinated debt obligations are rated "A3" or above by Moody's and (B) where such entity is not the subject of a Moody's Short-term Rating, if its long-term, unsecured and unsubordinated debt obligations are rated "A3" or above by Moody's.

(iv)   The "***Moody's Second Rating Trigger Requirements***" shall apply so long as no Relevant Entity has the Moody's Second Trigger Required Ratings. Within 30 Local Business Days after the Moody's Second Rating Trigger Requirements apply, Party A will post collateral in the amount and manner as set forth in the Credit Support Annex. Party A will also, at its own cost, use commercially reasonable efforts to, as soon as reasonably practicable, procure either (A) an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement to be provided by a guarantor meeting at least the Moody's Second Trigger Required Ratings or (B) a transfer in accordance with Part 5(p)(ii) below.

p.   ***Transfers***

(i)   Section 7 of this Agreement shall not apply to Party A and, subject to Section 6(b)(ii) and Part 5(p)(ii) below, Party A may not transfer (whether by way of security or otherwise) any interest or obligation in or under this Agreement without the prior written consent of Party B.

(ii)   Party A may (at its own cost) transfer all or substantially all of its rights and obligations with respect to this Agreement to any other entity (a "***Transferee***") that is an Eligible Replacement, *provided, that* Party B shall determine in its sole discretion, acting in a commercially reasonable manner, whether or not a transfer relates to all or substantially all of Party A's rights and obligations under this Agreement. Following such transfer, all references to Party A shall be deemed to be references to the Transferee; *provided*, *further*, that any transferee of Party A's obligations under this Agreement shall become a party to this Agreement and pursuant to documentation that is not less favorable to Party B than this Agreement, as determined in by the Administrator.

(iii)   If an entity has made a Firm Offer (which remains capable of becoming legally binding upon acceptance) to be the transferee of a transfer to be made in accordance with (ii) above, Party B shall (at Party A's cost) at Party A's written request, take any reasonable steps required to be taken by it to effect such transfer.

q.   ***Party B Agent.*** Party A acknowledges that Party B has appointed the Administrator as its agent under the Administration Agreement to carry out certain functions on behalf of Party

B, and that the Administrator shall be entitled to give notices and to perform and satisfy the obligations of Party B hereunder on behalf of Party B.

r.   ***Approval of Amendments, Transfers or Assignment.*** Notwithstanding any other provisions of this Agreement, no amendments to this Agreement will be effected, nor may the rights and obligations of Party A be transferred or assigned, without the prior written confirmation of each Rating Agency that such amendment, transfer or assignment will not cause such Rating Agency to reduce or withdraw its then current rating on any of the Notes.

s.   ***Representations to Merrill Lynch & Co., Inc.*** Party B makes the same representations to and agreements with Merrill Lynch & Co., Inc. as those made to and with Party A under Section 3(f), Sections 4(a)(i) and (iii) and Section 4(d) of the Agreement, at the times set forth therein, except that references therein to "the party" will be deemed to be references to Merrill Lynch & Co., Inc.

t.   ***Downgrade or Withdrawal of Party A's Rating by S&P***.

(i)   ***S&P's First Rating Trigger***. If no Relevant Entity (provided that such Relevant Entity is a Financial Institution) has a short term unsecured debt rating of "A-1" or better by S&P or, if no Relevant Entity (provided that such Relevant Entity is a Financial Institution) has a short term unsecured debt rating by S&P, a long term unsecured debt rating of "A+" or better by S&P (such rating thresholds, the "***S&P First Rating Thresholds***" and such failure to satisfy the S&P First Rating Threshold, the "***S&P First Rating Trigger***") and the S&P Second Rating Trigger has not occurred, then within 10 Local Business Days of such failure (or on the date of this Agreement, if no Relevant Entity has the S&P First Rating Thresholds as of the date of this Agreement), Party A will, at its own cost, either (A) post collateral in the amount and manner as set forth in the Credit Support Annex, (B) procure an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement to be provided by a guarantor having the S&P First Rating Thresholds and which procurement will not be effective without the prior written confirmation of S&P that such procurement will not cause S&P to reduce or withdraw its then current rating on the Notes or (C) transfer its obligations to a Financial Institution that satisfies the S&P First Rating Threshold in accordance with Part 5(p)(ii) above.

(ii)   ***S&P's Second Rating Trigger***. (A) If no Relevant Entity (provided that such Relevant Entity is a Financial Institution) has a short term unsecured debt rating of "A-2" or better by S&P or, if no Relevant Entity (provided that such Relevant Entity is a Financial Institution) has a short term unsecured debt rating by S&P, a long term unsecured debt rating of "BBB+" or better by S&P (such rating thresholds with respect to any Relevant Entity that is a Financial Institution, the "***S&P Second Rating Thresholds***" and such failure to satisfy the S&P Second Rating Threshold, the "***S&P Second Rating Trigger***") or (B) if no Relevant Entity (provided that such Relevant Entity is **not** a Financial Institution) has a short term unsecured debt rating of "A-1" or better by S&P or, if no Relevant Entity (provided that such Relevant Entity is **not** a Financial Institution) has a short term unsecured debt rating by S&P, a long term unsecured debt rating of "A+" or better by S&P (such rating thresholds with respect to any Relevant Entity that is **not** a Financial Institution, the "***S&P Second Rating Thresholds***" and such failure to satisfy the S&P Second Rating

Threshold, the "***S&P Second Rating Trigger***"), then within 10 Local Business Days of such failure, Party A will, at its own cost, post additional collateral in the amount and manner as set forth in the Credit Support Annex. Party A will also, at its own cost, within 60 calendar days of such failure, use commercially reasonable efforts to procure either (A) an Eligible Guarantee in respect of all of Party A's present and future obligations under this Agreement to be provided by a guarantor having the S&P First Rating Thresholds and which procurement will not be effective without the prior written confirmation of S&P that such procurement will not cause S&P to reduce or withdraw its then current rating on the Notes or (B) transfer its obligations to a Financial Institution that satisfies the S&P First Rating Threshold in accordance with Part 5(p)(ii) above.

(u)   **Regulation AB Financial Disclosure**.

Subject to the last two paragraphs of this Part 5 (u), so long as Party B, Caterpillar Financial Funding Corporation (the "***Depositor***") or any of such parties' Affiliates (collectively, "***Caterpillar***") shall file reports in respect of the Notes with the Securities and Exchange Commission (the "***SEC***") pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), Party A agrees to Deliver within ten (10) calendar days of receipt of a written request therefor by Party B or the Depositor, such information relating to Party A as may be necessary to enable Caterpillar to comply with any SEC disclosure requirements, including without limitation information concerning Party A required by Items 1115 of Regulation AB and Forms 8-K, 10-D and 10-K. To the extent necessary to comply with Regulation AB, Party A shall obtain any necessary auditor's consents related to any financial statements of Party A required to be incorporated by reference into any report filed by Caterpillar with the SEC and promptly to forward to the Depositor any such auditor consents obtained. The information provided, or authorized to be incorporated by reference, by Party A pursuant to this Part 5(u) is referred to as the "***Additional Information***."

For the purpose of this Part 5(u):

"***Deliver***" includes actual delivery or transmission of information in an EDGAR-compatible format or, in the case of any financial information required to be delivered pursuant to Item 1115 of Regulation AB and Forms 8-K, 10-D and 10-K, making such financial information available in an EDGAR-compatible format for incorporation by reference to the extent permitted by Regulation AB, together with actual delivery of all necessary auditor's consents.

"***EDGAR***" means the SEC's Electronic Data Gathering, Analysis and Retrieval system.

"***Regulation AB***" means Subpart 229.1100 - Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1123, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC in the adopting release (Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (Jan. 7, 2005)) or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.

If at any time during a period that reports are being filed with respect to Party B and the Notes in accordance with the Exchange Act and the rules and regulations of the SEC, as reasonably calculated by the Depositor, the "aggregate significance percentage" of this Agreement for any class of the Notes is 8% or more, Party A shall within five (5) Local Business Days following receipt of request therefor provide the Additional Information required under Item 1115(b)(1) of Regulation AB for Party A. If Party A is unable to provide such information, Party A shall within five (5) Local Business Days following receipt of request therefor, at the sole expense of Party A, without any expense or liability to the Depositor or Party B, either (i) post Eligible Collateral, in form, substance and amount satisfactory to the Depositor, in an amount sufficient to reduce the aggregate significance percentage to 7% or (ii) transfer its obligations to a Financial Institution that satisfies the S&P First Rating Threshold and Moody's First Trigger Required Ratings in accordance with Part 5(p)(ii) above to replace Party A as party to this Agreement and which such entity has agreed to Deliver any information, report, certification or accountants' consent when and as required under this Part 5(u) hereof.

If at any time during a period that reports are being filed with respect to Party B and the Notes in accordance with the Exchange Act and the rules and regulations of the SEC, as reasonably calculated by the Depositor, the "aggregate significance percentage" of this Agreement for any class of the Notes is 18% or more, Party A shall within five (5) Local Business Days following receipt of request therefor provide the Additional Information required under Item 1115(b)(2) of Regulation AB for Party A. If Party A is unable to provide such information, Party A shall within five (5) Local Business Days following receipt of request therefor, at the sole expense of Party A, without any expense or liability to the Depositor or Party B, transfer its obligations to a Financial Institution that satisfies the S&P First Rating Threshold and Moody's First Trigger Required Ratings in accordance with Part 5(p)(ii) above to replace Party A as party to this Agreement and which such entity has agreed to Deliver any information, report, certification or accountants' consent when and as required under this Part 5(u) hereof.

Party A represents and warrants that the statements appearing under the heading the caption "*Description of the Notes - The Swap Counterparty*" in the Preliminary Prospectus Supplement dated September 17, 2007 related to the issuance by Party B of the Notes and the Prospectus Supplement dated September 17, 2007 related to the issuance by Party B of the Notes (collectively, "***Prospectus Information***") are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

Party A shall indemnify and hold harmless Caterpillar and each of Caterpillar's and the directors, officers and any person controlling Caterpillar within the meaning of the Securities Act of 1933, as amended (collectively, each, an "***indemnified party***"), from and against any and all losses, claims, damages and liabilities (including reasonable legal fees and expenses) caused by any untrue statement or alleged untrue statement of a material fact contained in the Prospectus Information or in any Additional Information or caused by any omission or alleged omission to state in the Prospectus Information or any Additional Information, as applicable, a material fact required to be stated therein or necessary to make the statements therein not misleading. Promptly after the indemnified party under this Part 5(u) receives notice of the commencement of any such action, the indemnified party will, if a claim in respect thereof is to be made pursuant to this Part 5(u), promptly notify Party A in writing of the commencement thereof. In case any such action is brought against the indemnified party, and it notifies Party A of the commencement thereof, Party A shall be entitled to appoint counsel of Party A's choice at Party A's expense to represent the indemnified party in any action for which indemnification is sought (in which case Party A shall not thereafter be responsible for the fees and expenses of any separate counsel retained by the indemnified party except as set forth below); *provided*, *however*, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding Party A's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel (including local counsel), and Party A shall bear the reasonable fees, costs and expenses of such separate counsel if (i) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel, (ii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party, (iii) Party A shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) Party A shall authorize the indemnified party to employ separate counsel at the expense of Party A. Party A will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such claim or action) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding. No indemnified party will settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder without the consent of Party A, which consent shall not be unreasonably withheld.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Schedule to the Master Agreement on the respective dates specified below with effect from the date specified on the first page of this document.

CATERPILLAR FINANCIAL ASSET TRUST 2007-A,	**MERRILL LYNCH CAPITAL SERVICES, INC.**
by The Bank of New York (Delaware), not in its individual capacity but solely as Owner Trustee	

By: /s/ Kristine K. Gullo　　　　　　　　By: /s/ Michele A. Kershaw_____
Name: Kristine K. Gullo　　　　　　　　　Name: Michele A. Kershaw
Title: 　Vice President　　　　　　　　　　Title:
Date:　　　　　　　　　　　　　　　　　　Date:

[Signature Page to ISDA Schedule]

<p align="center">**Elections and Variables**
to the 1994 ISDA Credit Support Annex
to the Schedule to the ISDA Master Agreement dated as of September 27, 2007
between Party A and Party B</p>

<p align="center">**dated September 27, 2007**</p>

<p align="center">**between**
MERRILL LYNCH CAPITAL SERVICES, INC.,
a Delaware corporation
("Party A")</p>

<p align="center">**and**</p>

<p align="center">**CATERPILLAR FINANCIAL ASSET TRUST 2007-A,**
a Delaware Statutory Trust
("Party B")</p>

This Annex supplements, forms part of, and is subject to, the above-referenced ISDA Master Agreement (this "**Agreement**"), is part of its Schedule and is a Credit Support Document under this Agreement with respect to each party.

Accordingly, the parties agree as follows:—

Paragraphs 1 - 12. Incorporation

Paragraphs 1 through 12 inclusive of the ISDA Credit Support Annex (Bilateral Form) (ISDA Agreements Subject to New York Law Only) published in 1994 by the International Swaps and Derivatives Association, Inc. are incorporated herein by reference and made a part hereof.

Paragraph 13. Elections and Variables

      (a)   **Security Interest for "Obligations."** The term *"Obligations"* as used in this Annex includes the following additional obligations:

With respect to Party A: None.

With respect to Party B: None.

      (b)   *Credit Support Obligations*.

          (i)   *Delivery Amount, Return Amount and Credit Support Amount.*

              (A)   *"Delivery Amount"* has the meaning specified in Paragraph 3(a), except that the words "upon a demand made by the Secured Party on or promptly following a Valuation Date" shall be deleted and replaced by the words "on each Valuation Date".

              (B)   *"Return Amount"* has the meaning specified in Paragraph 3(b).

              (C)   "*Credit Support Amount*" means the amount specified in (1), (2), (3) or (4) of this paragraph (C) below, except that if two or more amounts below apply, the higher amount:

(1) for any Valuation Date, if the Moody's First Rating Trigger Requirements apply to Party A, the following amount as determined by the Valuation Agent for such Valuation Date: the sum of (i) the greater of (a) the Secured Party's Exposure for such date and (b) 0 and (ii) the Notional Amount on such Valuation Date multiplied by the relevant percentage set forth below in this clause (1) under the heading "Posting Frequency (Weekly)" below.

Potential Increase of Mid-Market Valuation

Weighted Average Life of Hedge in Years	Posting Frequency (Weekly)
1	0.25%
2	0.50%
3	0.70%

(2) for any Valuation Date, if the Moody's Second Rating Trigger Requirements apply to Party A, the following amount as determined by the Valuation Agent for such Valuation Date: the sum of (i) the greater of (a) the Secured Party's Exposure for such date, (b) 0 and (c) the amount owed by Party A on the next Floating Rate Payer Payment Date (as such term is defined in the Confirmation for the Transaction under this Agreement) and (ii) the Notional Amount on such Valuation Date multiplied by the relevant percentage set forth below in this clause (2) under the heading "Posting Frequency (Weekly)" below.

Potential Increase of Mid-Market Valuation

Weighted Average Life of Hedge in Years	Posting Frequency (Weekly)
1	0.60%
2	1.20%
3	1.70%

(3) for any Valuation Date, if the S&P First Rating Trigger occurs and the S&P Second Rating Trigger has not occurred, within 10 Local Business Days of such occurrence (or on the date of this Annex, if no Relevant Entity satisfies the S&P First Rating Thresholds as of the date of this Annex), Party A will post collateral in the following amount as determined by the Valuation Agent for such Valuation Date: the greater of (i) 100.0% of the Secured Party Exposure for such date and (ii) 0.

(4) for any Valuation Date, if the S&P Second Rating Trigger occurs, within 10 Local Business Days of such occurrence, Party A will post collateral in the following amount as determined by the Valuation Agent for such Valuation Date: the greater of (i) 125.0% of the Secured Party Exposure for such date and (ii) 0.

(ii) *Eligible Collateral.* The following items will qualify as *"Eligible Collateral"* (unless noted below) for Party A:

	The following Valuation Percentages will apply upon the occurrence of the respective event below:			
	Moody's First Rating Trigger Requirements	Moody's Second Rating Trigger Requirements	S&P First Rating Trigger	S&P Second Rating Trigger
(A) Cash in U.S. Dollars	100%	100%	100%	80%
(B) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining	100%	100%	98%	78.4%

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maturity of not more than one year

(C) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than one year but not more than 2 years	100%	99%	98%	78.4%
(D) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 2 years but not more than 3 years	100%	98%	98%	78.4%
(E) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 3 years but not more than 5 years	100%	97%	98%	78.4%
(F) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 5 years but not more than 7 years	100%	95%	92.6%	74.1%
(G) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 7 years but not more than 10 years	100%	94%	92.6%	74.1%
(H) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 10 years but not more than 20 years	100%	89%	87.9%	70.3%
(I) Fixed rate negotiable debt obligations issued by the U.S. Treasury Department having a remaining maturity of more than 20 years	100%	87%	84.6%	67.7%
(J) Floating rate negotiable debt obligations issued by the U.S. Treasury Department	100%	99%	Not Eligible Collateral	Not Eligible Collateral
(K) Fixed rate U.S. Agency Debentures having a remaining maturity of not more than one year	100%	99%	98%	78.4%
(L) Fixed rate U.S. Agency Debentures having a remaining maturity of more than one year but not more than 2 years	100%	98%	98%	78.4%
(M) Fixed rate U.S. Agency Debentures having a remaining maturity of more than 2 years but not more than 3 years	100%	97%	98%	78.4%
(N) Fixed rate U.S. Agency Debentures having a remaining maturity of more than 3 years but not more than 5 years	100%	96%	98%	78.4%
(O) Fixed rate U.S. Agency Debentures having a	100%	94%	92.6%	74.1%

remaining maturity of more than 5 years but not more than 7 years				
(P) Fixed rate U.S. Agency Debentures having a remaining maturity of more than 7 years but not more than 10 years	100%	93%	92.6%	74.1%
(Q) Fixed rate U.S. Agency Debentures having a remaining maturity of more than 10 years but not more than 20 years	100%	88%	82.6%	66.1%
(R) Fixed rate U.S. Agency Debentures having a remaining maturity of more than 20 years	100%	86%	77.9%	62.3%
(S) Floating rate U.S. Agency Debentures	100%	98%	Not Eligible Collateral	Not Eligible Collateral

(iii)   ***Thresholds.***

(A)   **"*Independent Amount*"** means with respect to Party A: zero.
"*Independent Amount*" means with respect to Party B: zero.

(B) "***Threshold***" means with respect to Party A: Infinity; provided that for so long as (i) no Relevant Entity has the Moody's First Trigger Required Ratings and either (x) no Relevant Entity has had the Moody's First Trigger Required Ratings since this Annex was executed or (y) at least 30 Local Business Days have elapsed since the last time a Relevant Entity had the Moody's First Trigger Required Ratings, or (ii) (x) no Relevant Entity satisfies the S&P First Rating Trigger and either (x) no Relevant Entity has satisfied the S&P First Rating Trigger since this Annex was executed or (y) at least 10 Local Business Days have elapsed since the last time a Relevant Entity satisfied the S&P First Rating Trigger, the Threshold with respect to Party A shall be zero.

"*Threshold*" means with respect to Party B: infinity.

(C) **"*Minimum Transfer Amount*"** means U.S.$50,000.

(D) ***Rounding.***   The Delivery Amount will be rounded up to the nearest integral multiple of U.S.$10,000. The Return Amount will be rounded down to the nearest integral multiple of U.S.$10,000.

(c)   ***Valuation and Timing.***

(i)   **"*Valuation Agent*"** means Party A in all circumstances.

(ii)   **"*Valuation Date*"** means the first Local Business Day in each week.

(iii)   **"*Valuation Time*"** means the close of business in the city of the Valuation Agent on the Local Business Day immediately preceding the Valuation Date or date of calculation, as applicable, provided that the calculations of Value and Credit Support Amount will, as far as practicable, be made as of approximately the same time on the same date.

(iv)   "***Value***" has the meaning specified in Paragraph 12, except that clause (i) thereof will be replaced in its entirety with the following:

"(i) Eligible Collateral or Posted Collateral that is:

4

(A)   Cash, the amount thereof multiplied by the applicable Valuation Percentage but if more than one Valuation Percentage is applicable, the Valuation Percentage with the lowest percentage; and

(B)   a security, the bid price obtained by the Valuation Agent multiplied by the applicable Valuation Percentage but if more than one Valuation Percentage is applicable, the Valuation Percentage with the lowest percentage;"

The term "Valuation Percentage" shall mean the percentage specified under each Rating Agency's name in the table in Paragraph 13(b)(ii).

(v)   *"Notification Time"* means 4:00 p.m., New York time, on a Local Business Day.

(d)   ***Conditions Precedent and Secured Party's Rights and Remedies.*** The following Termination Event(s) will be a *"Specified Condition"* for the party specified (that party being the Affected Party if the Termination Event occurs with respect to that party): None.

(e)   *Substitution.*

(i)   *"Substitution Date"* has the meaning specified in Paragraph 4(d)(ii).

(ii)   *Consent.* Not applicable.

(f)   *Dispute Resolution.*

(i)   *"Resolution Time"* means 4:00 p.m., New York time, on the Local Business Day following the date on which the notice is given that gives rise to a dispute under Paragraph 5.

(ii)   *Value.* For the purpose of Paragraphs 5(i)(C) and 5(ii), on any date, the Value of the outstanding Posted Credit Support or of any transfer of Eligible Credit Support or Posted Credit Support, as the case may be, will be calculated as follows:

(A)   with respect to any Eligible Credit Support or Posted Credit Support comprising securities ("**Securities**") the sum of (a)(x) the last bid price on such date for such Securities on the principal national securities exchange on which such Securities are listed, multiplied by the applicable Valuation Percentage; or (y) where any Securities are not listed on a national securities exchange, the bid price for such Securities quoted as at the close of business on such date by any principal market maker (which shall not be and shall be independent from the Valuation Agent) for such Securities chosen by the Valuation Agent, multiplied by the applicable Valuation Percentage; or (z) if no such bid price is listed or quoted for such date, the last bid price listed or quoted (as the case may be), as of the day next preceding such date on which such prices were available, multiplied by the applicable Valuation Percentage; plus (b) the accrued interest where applicable on such Securities (except to the extent that such interest shall have been paid to the Pledgor pursuant to Paragraph 6(d)(ii) or included in the applicable price referred to in subparagraph (a) above) as of such date; and

(B)   with respect to any Cash, the amount thereof in U.S. dollars.

(iii)   *Alternative*. The provisions of Paragraph 5 will apply.

(g)   ***Holding and Using Posted Collateral.***

(i)   ***Eligibility to Hold Posted Collateral; Custodians.*** A Custodian of Party B will be entitled to hold Posted Collateral on behalf of Party B pursuant to Paragraph 6(c) , provided that such Custodian satisfies the Custodian Required Rating Threshold. Party B's Custodian is the Indenture Trustee for Party B. Initially, the Custodian for Party B is the U.S. Bank National Association. If at any time the Custodian does not have credit ratings from S&P at least equal to the Custodian Required Rating Threshold, the Custodian must within 60 days obtain a replacement Custodian with credit ratings from S&P at least equal to the Custodian Required Rating Threshold.

"***Custodian Required Rating Threshold***" means, with respect to an entity, a short-term unsecured and unsubordinated debt rating from S&P of "A-1," or, if such entity does not have a short-term unsecured and unsubordinated debt rating from S&P, a long-term unsecured and unsubordinated debt rating from S&P of "A+".

(ii)   ***Use of Posted Collateral.*** Paragraph 6(c)(i) will not apply to the Party B but Paragraph 6(c)(ii) will apply to Party B.

(iii)   ***Notice***. If a party or its Custodian fails to meet the criteria for eligibility to hold (or, in the case of a party, to use) Posted Collateral set forth in this Paragraph 13(g), such party shall promptly notify the other party of such ineligibility.

(h)   ***Distributions and Interest Amount.***

(i)   ***Interest Rate.*** The "***Interest Rate***" will be the weighted average rate of interest earned by the Secured Party in respect of the portion of the Posted Credit Support comprised of cash.

(ii)   ***Transfer of Interest Amount.*** The transfer of the Interest Amount will be made on the second Local Business Day following the end of each calendar month and on any other Local Business Day on which Posted Credit Support in the form of cash is transferred to the Secured Party pursuant to Paragraph 3(b), in each case to the extent that a Delivery Amount would not be created or increased by that transfer, *provided* that Party B shall not be obliged to so transfer any Interest Amount unless and until it has earned and received such interest.

(iii)   ***Alternative to Interest Amount.*** The provisions of Paragraph 6(d)(ii) will apply.

(iv)   "***Distributions***" means, with respect to any Eligible Credit Support comprised in the Posted Credit Support consisting of securities, all principal, interest and other payments and distributions of cash or other property to which a holder of securities of the same type, nominal value, description and amount as such Eligible Credit Support would have received from time to time.

(v)   "***Distribution Date***" means, with respect to any Eligible Credit Support comprised in the Posted Credit Support other than cash, each date on which a holder of such Eligible Credit Support would have received Distributions or, if that date is not a Local Business Day, the next following Local Business Day.

(i)   ***Additional Representation(s).***

There are no additional representations by either party.

(j)   ***Other Eligible Support and Other Posted Support.***

(i)   "***Value***" with respect to Other Eligible Support and Other Posted Support shall have such meaning as the parties shall agree in writing from time to time.

(ii)   *"Transfer"* with respect to Other Eligible Support and Other Posted Support shall have such meaning as the parties shall agree in writing from time to time.

(k)   *Demands and Notices*. All demands, specifications and notices under this Annex will be made pursuant to the Notices Section of this Agreement, save that any demand, specification or notice:

(A)   shall be given to or made at the following addresses:

> If to Party A:
>
> Merrill Lynch World Headquarters
> 4 World Financial Center, 18th Floor
> New York, New York 10080
> Attention: Swap Group
> Facsimile No.:   646 805-0218
> Telephone No.:   212 449-7403
>
> If to Party B: The addresses set forth in the Schedule.

or at such other address as the relevant party may from time to time designate by giving notice (in accordance with the terms of this subparagraph) to the other party;

(C)   shall be deemed to be effective at the time such notice is actually received unless such notice is received on a day which is not a Local Business Day or after the Notification Time on any Local Business Day in which event such notice shall be deemed to be effective on the next succeeding Local Business Day.

(l)   *Addresses for Transfers*.

Party A: To be notified to Party B by Party A at the time of the request for the transfer.

Party B: To be notified to Party A by Party B upon request by Party A.

(m)   *Other Provisions*.

(i)   *Early Termination*

The heading for Paragraph 7 shall be deleted and replaced with "Early Termination" and the following shall be added after the word "Default" in the first line of Paragraph 7, "in relation to all Transactions or a Termination Event in relation to all Transactions". Paragraph 7(iii) is hereby deleted.

(ii)   *Costs of Transfer on Exchange*

Notwithstanding Paragraph 10, the Pledgor will be responsible for, and will reimburse the Secured Party for, all transfer and other taxes and other costs involved in the transfer of Eligible Credit Support either from the Pledgor to the Secured Party or from the Secured Party to the Pledgor pursuant to Paragraph 4(d).

(iii)   *Cumulative Rights*

The rights, powers and remedies of the Secured Party under this Annex shall be in addition to all rights, powers and remedies given to the Secured Party by the Agreement or by virtue of any statute or rule of law, all of which rights, powers and remedies shall be cumulative and may be exercised successively or concurrently without impairing the rights of the Secured Party in the Posted Credit Support created pursuant to this Annex.

(iv)   ***Single Pledgor and Single Secured Party***

For the avoidance of doubt Party A shall always be the Pledgor and Party B shall always be the Secured Party.

(v)   ***"Exposure"*** has the meaning specified in Paragraph 12, except that after the word "Agreement" the words "(assuming, for this purpose only, that Part 1(l) of the Schedule is deleted)" shall be inserted.

(iii)   ***Additional Defined Terms.*** Capitalized terms used but not defined in this Annex have the meanings assigned to them in the Agreement and the Schedule thereto. In the event of any inconsistency between the provisions of this Annex and the provisions in the Agreement or the Schedule thereto, this Annex will prevail.

(iv)   ***Transfer timing.*** Paragraph 4(b) shall be deleted and replaced with the following:

Subject to Paragraphs 4(a) and 5 and unless otherwise specified, any transfer of Eligible Credit Support or Posted Credit Support (whether by the Pledgor pursuant to Paragraph 3(a) or by the Secured Party pursuant to Paragraph 3(b)) shall be made not later than the close of business on the next Local Business Day, provided that, in the case of any transfer of Posted Credit Support by the Secured Party pursuant to Paragraph 3(b), if the demand for the transfer of Posted Credit Support is received by the Secured Party after the Notification Time, then such transfer will be made not later than the close of business on the second Local Business Day thereafter.

(viii)   ***Limitation of Liability of Owner Trustee***. Notwithstanding anything contained in this Agreement to the contrary, this instrument (and any Confirmation pursuant to this instrument) has been or will be signed on behalf of Party B by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner Trustee of Party B and in no event will The Bank of New York (Delaware) in its individual capacity or any beneficial owner of Party B have any liability for the representations, warranties, covenants, agreements or other obligations of Party B hereunder or under any such Confirmation, as to all of which recourse will be had solely to the assets of Party B. For all purposes of this Agreement and any Confirmation, in the performance of any duties or obligations of Party B under this Agreement, the Owner Trustee will be subject to, and entitled to the benefits of, the terms and provisions of the Trust Agreement; provided, however, that the foregoing will not relieve the Owner Trustee from any liability it might otherwise have under the Trust Agreement as a result of its gross negligence or willful misconduct.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Annex by their duly authorized representatives as of the date of the Agreement.

CATERPILLAR FINANCIAL   **MERRILL LYNCH CAPITAL SERVICES, INC.**
ASSET TRUST 2007-A,
by The Bank of New York (Delaware), not
in its individual capacity but solely as
Owner Trustee

By: /s/ Kristine K. Gullo   By: /s/ Michele A. Kershaw
Name: Kristine K. Gullo   Name: Michele A. Kershaw
Title: Vie President   Title:

[Signature Page to Credit Support Annex]

Date: September 27, 2007

To: CATERPILLAR FINANCIAL ASSET TRUST 2007-A
             Contact: The Bank of New York (Delaware)
             Fax.:   615-341-8596
             Telephone: 615-341-3204
             Attention: Corporate Trust Administration

From: MERRILL LYNCH CAPITAL SERVICES, INC.
             Contact: Marina Lyutershteyn
             Email: Marina_Lyutershteyn@ml.com
             Telephone: (212) 236-8653
             Fax: (917) 778-0836

Re: CATERPILLAR FINANCIAL ASSET TRUST 2007-A
             Reference No. 07DL29722

Ladies and Gentlemen:

        The purpose of this letter agreement is to confirm the terms and conditions of the Swap Transaction entered into between Merrill Lynch Capital Services, Inc. ("Party A") and Caterpillar Financial Asset Trust 2007-A ("Party B") on the Trade Date listed below (the "Transaction"). This letter constitutes a "Confirmation" as referred to in the Agreement specified below.

        The definitions and provisions contained in (i) the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) (the "ISDA Definitions") and (ii) the sale and servicing agreement, dated as of September 1, 2007 (the "SSA"), among Party B, Caterpillar Financial Funding Corporation and Caterpillar Financial Services Corporation, are incorporated into this Confirmation. For these purposes, all references in the ISDA Definitions to a "Swap Transaction" will be deemed to apply to the Transaction referred to herein. In the event of any inconsistency between the ISDA Definitions and this Confirmation, this Confirmation will govern. Other capitalized terms used herein and not otherwise defined will have the meanings given them in the SSA. In the event of any inconsistency between those terms and this Confirmation, this Confirmation will govern.

        1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, dated as of September 27, 2007 between you and us (as amended, supplemented or otherwise modified from time to time, the "Agreement"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

        2. The terms of the particular Transaction to which this Confirmation relates are as follows:

Party A: Merrill Lynch Capital Services, Inc.

Party B: Caterpillar Financial Asset Trust 2007-A

Transaction Type: Interest Rate Swap

Currency for Payment: U.S. Dollars

Trade Date: September 17, 2007

Effective Date: September 27, 2007

Notional Amount: For the Initial Calculation Period, the Notional Amount of this Transaction for purposes of calculating payments due by either party on the first Distribution Date (as defined in the SSA) will be USD $126,000,000. With respect to any subsequent Calculation Period, the Notional Amount will be the Outstanding Principal Amount of the Class A-2b Notes (after giving effect to all amounts distributed as of the Distribution Date that is the first day of such Calculation Period) as stated on the Servicer's Report relating to such Distribution Date (the "Actual Balance"). With respect to any Distribution Date, Party B will determine the Notional Amount and will inform Party A of such determination by the related Determination Date using the aggregate Outstanding Principal Amount of the Class A-2b Notes prior to giving effect to any payments of principal of the Class A-2b Notes on the following Distribution Date, as shown in the Servicer's Report relating to such Distribution Date.

Initial Calculation
Period: September 27, 2007 to but excluding October 25, 2007.

Termination Date: The earlier of April 26, 2010 and the date the aggregate Outstanding Principal Amount of the Class A-2b Notes has been reduced to zero.

Fixed Amounts

   Fixed Rate Payer: Party B.

   Fixed Rate Payer
   Payment Date: Each Distribution Date commencing with the Distribution Date occurring in October 2007 and ending on the Termination Date, inclusive.

   Fixed Rate Payer
   Calculation Period: In the case of the initial Fixed Rate Payer Payment Date, the period from, and including, September 27,

2007 to, but excluding, October 25, 2007, and for each Fixed Rate Payer Payment Date thereafter, the period from and including the 25th day of the calendar month preceding such Fixed Rate Payer Payment Date to, but excluding, the 25th day of the month in which such Fixed Rate Payer Payment Date occurs; No Adjustment.

Fixed Rate:	4.907%
Fixed Rate Day Count Fraction:	For each Fixed Rate Payer Calculation Period, 30/360

Floating Amounts

Floating Rate Payer:	Party A.
Floating Rate Payer Payment Dates:	The Second Business Day prior to each Distribution Date commencing with the Distribution Date occurring in October 2007 and ending on the Termination Date, inclusive.
Floating Rate Payer Calculation Period:	In the case of the initial Floating Rate Payer Payment Date, the period from, and including, September 27, 2007 to, but excluding, October 25, 2007, and for each Floating Rate Payer Payment Date thereafter, the period from and including the Distribution Date in the calendar month preceding such Floating Rate Payer Payment Date to, but excluding, the Distribution Date in the month in which such Floating Rate Payer Payment Date occurs.
Floating Rate for Initial Calculation Period:	5.11847%
Spread:	Inapplicable.
Floating Rate Option:	USD-LIBOR-BBA.
Designated Maturity:	One month.
Floating Rate Day Count Fraction:	For each Floating Rate Payer Calculation Period, Actual/360.

Reset Dates:	The first day of each Floating Rate Payer Calculation Period.
Business Days:	As defined in the SSA.

3. Account Details

Payments to Party A:	Merrill Lynch Capital Services, Inc. Deutsche Bank Trust Company Americas, New York ABA: 021001033 FAO: Merrill Lynch Capital Services, Inc., New York Account: 00-811-874 Ref.: US Swap Account
Payments to Party B:	U.S. Bank National Association ABA 091000022 Credit: U.S. Bank Trust/Structured Finance A/C 173103322058 REF: Caterpillar Financial Asset Trust 2007-A #118220001
Party A Operations Contact:	Merrill Lynch World Headquarters 4 World Financial Center New York, New York 10080 Attention: Carol Leung Telephone: 212-670-5494
Party B Operations Contact:	The Bank of New York (Delaware) 100 White Clay Center, Route 273 Newark, Delaware 19711 Telephone: 302-283-8905 Fax: 302-453-4400 Attention: Corporate Trust Administration
With a copy to:	
	Caterpillar Financial Services Corporation 2120 West End Avenue Nashville, TN 37203-0001 Fax: 615-341-8596 Telephone: 615-341-3204 Re: Caterpillar Financial Asset Trust 2007-A

Limitation of Liability of Owner Trustee. Notwithstanding anything contained in this Confirmation to the contrary, this instrument has been or will be signed on behalf of Party B by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner Trustee of Party B and in no event will The Bank of New York (Delaware) in its individual capacity or any beneficial owner of Party B have any liability for the representations, warranties, covenants, agreements or other obligations of Party B hereunder, as to all of which recourse will be had solely to the assets of Party B. For all purposes of this Confirmation, in the performance of any duties or obligations of Party B under this Confirmation, the Owner Trustee will be subject to, and entitled to the benefits of, the terms and provisions of the Trust Agreement; provided, however, that the foregoing will not relieve the Owner Trustee from any liability it might otherwise have under the Trust Agreement as a result of its gross negligence or willful misconduct.

[SIGNATURE PAGE FOLLOWS]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us.

Best Regards,

CATERPILLAR FINANCIAL ASSET TRUST 2007-A,
  By: The Bank of New York (Delaware), not in
       its individual capacity but solely as Owner
       Trustee

By:/s/ Kristine K. Gullo
Name: Kristine K. Gullo
Title: Vice President

MERRILL LYNCH CAPITAL SERVICES, INC.

By: /s/ Lisa Woo
Name: Lisa Woo
Title:

[Signature Page to Confirmation with Trust – Class A-2b Notes]

Date: September 27, 2007

To: CATERPILLAR FINANCIAL ASSET TRUST 2007-A
               Contact: The Bank of New York (Delaware)
               Fax.:   615-341-8596
               Telephone: 615-341-3204
               Attention: Corporate Trust Administration

From: MERRILL LYNCH CAPITAL SERVICES, INC.
               Contact: Marina Lyutershteyn
               Email: Marina_Lyutershteyn@ml.com
               Telephone: (212) 236-8653
               Fax: (917) 778-0836

Re: CATERPILLAR FINANCIAL ASSET TRUST 2007-A
               Reference No. 07DL29721

Ladies and Gentlemen:

The purpose of this letter agreement is to confirm the terms and conditions of the Swap Transaction entered into between Merrill Lynch Capital Services, Inc. ("Party A") and Caterpillar Financial Asset Trust 2007-A ("Party B") on the Trade Date listed below (the "Transaction"). This letter constitutes a "Confirmation" as referred to in the Agreement specified below.

The definitions and provisions contained in (i) the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc.) (the "ISDA Definitions") and (ii) the sale and servicing agreement, dated as of September 1, 2007 (the "SSA"), among Party B, Caterpillar Financial Funding Corporation and Caterpillar Financial Services Corporation, are incorporated into this Confirmation. For these purposes, all references in the ISDA Definitions to a "Swap Transaction" will be deemed to apply to the Transaction referred to herein. In the event of any inconsistency between the ISDA Definitions and this Confirmation, this Confirmation will govern. Other capitalized terms used herein and not otherwise defined will have the meanings given them in the SSA. In the event of any inconsistency between those terms and this Confirmation, this Confirmation will govern.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, dated as of September 27, 2007 between you and us (as amended, supplemented or otherwise modified from time to time, the "Agreement"). All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

        Party A: Merrill Lynch Capital Services, Inc.

Party B: Caterpillar Financial Asset Trust 2007-A

Transaction Type: Interest Rate Swap

Currency for Payment: U.S. Dollars

Trade Date: September 17, 2007

Effective Date: September 27, 2007

Notional Amount: For the Initial Calculation Period, the Notional Amount of this Transaction for purposes of calculating payments due by either party on the first Distribution Date (as defined in the SSA) will be USD $155,000,000. With respect to any subsequent Calculation Period, the Notional Amount will be the Outstanding Principal Amount of the Class A-3b Notes (after giving effect to all amounts distributed as of the Distribution Date that is the first day of such Calculation Period) as stated on the Servicer's Report relating to such Distribution Date (the "Actual Balance"). With respect to any Distribution Date, Party B will determine the Notional Amount and will inform Party A of such determination by the related Determination Date using the aggregate Outstanding Principal Amount of the Class A-3b Notes prior to giving effect to any payments of principal of the Class A-3b Notes on the following Distribution Date, as shown in the Servicer's Report relating to such Distribution Date.

Initial Calculation
Period: September 27, 2007 to but excluding October 25, 2007.

Termination Date: The earlier of June 25, 2012 and the date the aggregate Outstanding Principal Amount of the Class A-3b Notes has been reduced to zero.

Fixed Amounts

    Fixed Rate Payer: Party B.

    Fixed Rate Payer
    Payment Date: Each Distribution Date commencing with the Distribution Date occurring in October 2007 and ending on the Termination Date, inclusive.

    Fixed Rate Payer
    Calculation Period: In the case of the initial Fixed Rate Payer Payment Date, the period from, and including, September 27, 2007 to, but excluding, October 25, 2007, and for each

Fixed Rate Payer Payment Date thereafter, the period from and including the 25th day of the calendar month preceding such Fixed Rate Payer Payment Date to, but excluding, the 25th day of the month in which such Fixed Rate Payer Payment Date occurs; No Adjustment.

Fixed Rate:	4.735%
Fixed Rate Day Count Fraction:	For each Fixed Rate Payer Calculation Period, 30/360

Floating Amounts

Floating Rate Payer:	Party A.
Floating Rate Payer Payment Dates:	The Second Business Day prior to each Distribution Date commencing with the Distribution Date occurring in October 2007 and ending on the Termination Date, inclusive.
Floating Rate Payer Calculation Period:	In the case of the initial Floating Rate Payer Payment Date, the period from, and including, September 27, 2007 to, but excluding, October 25, 2007, and for each Floating Rate Payer Payment Date thereafter, the period from and including the Distribution Date in the calendar month preceding such Floating Rate Payer Payment Date to, but excluding, the Distribution Date in the month in which such Floating Rate Payer Payment Date occurs.
Floating Rate for Initial Calculation Period:	5.11847%
Spread:	Inapplicable.
Floating Rate Option:	USD-LIBOR-BBA.
Designated Maturity:	One month.
Floating Rate Day Count Fraction:	For each Floating Rate Payer Calculation Period, Actual/360.
Reset Dates:	The first day of each Floating Rate Payer Calculation Period.

Business Days:	As defined in the SSA.

3. Account Details

Payments to Party A:	Merrill Lynch Capital Services, Inc. Deutsche Bank Trust Company Americas, New York ABA: 021001033 FAO: Merrill Lynch Capital Services, Inc., New York Account: 00-811-874 Ref.: US Swap Account
Payments to Party B:	U.S. Bank National Association ABA 091000022 Credit: U.S. Bank Trust/Structured Finance A/C 173103322058 REF: Caterpillar Financial Asset Trust 2007-A #118220001
Party A Operations Contact:	Merrill Lynch World Headquarters 4 World Financial Center New York, New York 10080 Attention: Carol Leung Telephone: 212-670-5494
Party B Operations Contact:	The Bank of New York (Delaware) 100 White Clay Center, Route 273 Newark, Delaware 19711 Telephone: 302-283-8905 Fax: 302-453-4400 Attention: Corporate Trust Administration
With a copy to:	Caterpillar Financial Services Corporation 2120 West End Avenue Nashville, TN 37203-0001 Fax: 615-341-8596 Telephone: 615-341-3204 Re: Caterpillar Financial Asset Trust 2007-A

Limitation of Liability of Owner Trustee. Notwithstanding anything contained in this Confirmation to the contrary, this instrument has been or will be signed on behalf of Party B by The Bank of New York (Delaware) not in its individual capacity but solely in its capacity as Owner

Trustee of Party B and in no event will The Bank of New York (Delaware) in its individual capacity or any beneficial owner of Party B have any liability for the representations, warranties, covenants, agreements or other obligations of Party B hereunder, as to all of which recourse will be had solely to the assets of Party B. For all purposes of this Confirmation, in the performance of any duties or obligations of Party B under this Confirmation, the Owner Trustee will be subject to, and entitled to the benefits of, the terms and provisions of the Trust Agreement; provided, however, that the foregoing will not relieve the Owner Trustee from any liability it might otherwise have under the Trust Agreement as a result of its gross negligence or willful misconduct.

[SIGNATURE PAGE FOLLOWS]

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to us.

Best Regards,

CATERPILLAR FINANCIAL ASSET TRUST 2007-A,
  By: The Bank of New York (Delaware), not in
      its individual capacity but solely as Owner
      Trustee

By:/s/ Kristine K. Gullo
Name: Kristine K. Gullo
Title: Vice President

MERRILL LYNCH CAPITAL SERVICES, INC.

By: /s/ Lisa Woo
Name: Lisa Woo
Title: